
EAST WEST BANK
Your financial bridge®
2025 Annual Report
Every Connection Matters


EAST WEST BANK
EAST WEST BANK

About East West Bank

With total assets of $80.4 billion, East West Bancorp, Inc. (Nasdaq: EWBC) is the publicly traded parent company of East West Bank, the largest independent bank headquartered in Southern California. Founded in 1973 to serve the Chinese American community, we have grown into a leading financial institution building meaningful connections for people and businesses across the United States and Asia.

Built on the strength of relationships, we are dedicated to meeting the varied financial needs of our customers. With more than 3,100 team members and over 110 locations worldwide, we deliver a full range of personal and commercial banking services, combining local insight with global expertise to help our clients achieve their goals.

In 2025, we earned another round of industry acclaim. For the third year in a row, we were recognized as the "No. 1 Performing Bank" in the $50 Billion and Above asset category by *Bank Director*, and we secured third place in *American Banker's* ranking of "Top-Performing Banks." We were also honored as one of "America's Best Companies" by *Forbes*, one of the "Best Workplaces in Financial Services & Insurance" by *Fortune*, one of "America's Top 100 Most Loved Workplaces" by *The Wall Street Journal* and a "Best Company to Work For" by *U.S. News & World Report*. And we were named one of *ARTnews'* "145 Top Art World Professionals" in recognition of our conviction in the power of art to spark conversation and connect people across cultures. Together, these accolades underscore our consistent performance and our commitment to help the customers and communities we serve to reach further.

As we look ahead, our priority remains nurturing relationships and creating new possibilities—guided by our belief that Every Connection Matters.


BankDirector
No.1
PERFORMING
BANK
IN THE U.S.
2025 RankingBanking
$50 Billion and Above Asset Category


AMERICAN BANKER
2025
Top-Performing
Banks


Forbes
AMERICA'S
BEST COMPANIES
2025


FORTUNE
BEST
WORKPLACES
IN FINANCIAL
SERVICES
& INSURANCE™
2025


BEST
COMPANIES
TO WORK FOR
USNews
& WORLD REPORT
OVERALL
2025-2026


2025
AMERICA'S
TOP 100
MOST
LOVED
WORKPLACES®


ARTnews
TOP
ART WORLD
PROFESSIONALS
2025



> "Our relationship-driven approach—building trust-based partnerships, understanding each client's unique needs and delivering tailored solutions—defines the East West Bank difference."

A Message from our Chairman & CEO

Dear Fellow Shareholders,

The year 2025 was defined by record-setting financial performance, collective resilience and individual commitment.

East West Bank delivered record results across every key financial metric including revenue, net interest income, noninterest income, net income and earnings per share. For the third consecutive year, *Bank Director* ranked East West Bank as the best-performing bank in the $50 billion-and-above asset category, marking our fourth No. 1 ranking in five years.

Our consistent success is rooted in steadfast adherence to performance, efficiency and agility, resulting in lasting impact for our customers, associates, partners and communities.

East West Bank's ability to remain nimble, disciplined and responsive allows us to manage risk thoughtfully, maximize efficiency, allocate capital prudently, and consistently deliver superior service. These strengths position us to support our clients effectively while navigating an increasingly complex operating environment.

Our continued growth is also a testament to the dedication of our associates and their unwavering commitment to putting customers and communities first. Our relationship-driven approach—building trust-based partnerships, understanding each client's unique needs and delivering tailored solutions—defines the East West Bank difference. We succeed when our clients prosper.

Performance and Impact

Behind our record financial results and industry recognition are thousands of opportunities created for homeowners, entrepreneurs, business owners, artists and institutional partners, empowering them to reach further, pursue their ambitions and transform vision into reality.

The five East West Bank customers featured here exemplify our shared relationship-based mission, building bridges of opportunity and prosperity that generate meaningful impact and measurable outcomes.

East West Bank helped **Navigator Schools** open six new schools serving 6,600 additional students by providing flexible financing to bridge state funding gaps and ensure classrooms are fully resourced. We supported the **Pasadena Playhouse** through foundation grants and upfront funding, sustaining its programming and community reach for more than 100,000 annual visitors. Our financial services enabled the **Colburn School** to connect with thousands of students and audience members each year through hundreds of performances. For **Golden Star Technology**, we created opportunities to engage with other entrepreneurs and family-owned businesses, fostering a network for sharing experience and insight. Beyond banking, East West's speed, cross-border expertise and governance discipline helped **Gray Cube Sports** execute complex international transactions, deploying hundreds of millions of dollars across Europe and the Americas to finance the future of professional soccer.

Reaching Further Together

Perhaps most notable is that we achieved these milestones amid geopolitical volatility, evolving trade policy and the devastating wildfires that impacted neighboring Southern California communities.

This period of heightened uncertainty served as a powerful reminder of the strength of connection and the importance of solidarity. Our collective response reflected a spirit of unity that embodied the "Reach Further" ethos that has defined East West Bank for more than half a century.

Together, we will continue to build a stronger foundation for our shared future. Thank you for your continued trust and partnership.



Dominic Ng

East West Bank in 2025

$2.9 Billion
Record Revenue

$56.9 Billion
Record Loans

$80.4 Billion
Record Assets

$67.1 Billion
Record Deposits

$1.3 Billion
Record Net Income

2025 HIGHLIGHTS

The 2025 annual report celebrates the connections that drive progress—between East West Bank, our clients and the people we serve. This year's issue spans education, the arts, nonprofit, technology and finance, spotlighting how every relationship matters in opening doors to new opportunities, sparking creativity and fueling growth. As you explore these stories, you'll see how dedicated support helps our clients not only achieve their goals but also leave a lasting imprint on future generations.

Arts & Culture

With over a century of storytelling experience, Pasadena Playhouse—California's official State Theater—continues to deliver bold productions that keep the local cultural spirit alive.



Technology

Blending four decades of IT and AV expertise, Golden Star Technology delivers innovative solutions that connect systems and the people who rely on them.





Education

Serving more than 2,000 students across four campuses, Navigator Schools is redefining public education in California with a model that opens doors to college and careers.

Nonprofit

Presenting over 350 world-class performances each year, The Colburn School is dedicated to training emerging artists and is enriching the future of arts education through a major campus expansion.

Photo Credit: Frank O. Gehry & Gehry Partners, LLP





Financial Services

Providing winning capital solutions in the professional soccer arena, Gray Cube Sports helps teams and leagues stay strong on and off the field.

Pasadena Playhouse

Spotlighting More Than a Century of Storytelling


COTTON
CLUB

With a simple and powerful mission to make theater for everyone, Pasadena Playhouse—the official State Theater of California and recipient of the 2023 Regional Theatre Tony Award—has spent more than a century leaving its imprint on artists, audiences and California's cultural life. Founded in 1917, the Playhouse has hosted groundbreaking productions, premiered works by playwrights such as Eugene O'Neill and Tennessee Williams and trained generations of theatermakers through its School of Theatre Arts.

Since 2022, East West Bank has partnered in this work by supporting the theater's Youth and Family Programs, launching new Lifelong Learning initiatives, lowering barriers to attendance and bringing together business leaders, philanthropists and artists at community events. The collaboration affirms that world-class theater deserves investment and that every connection truly matters.

"We are deeply grateful to East West Bank for their fearless dedication and commitment to the arts," said Producing Artistic Director Danny Feldman. "Their partnership embodies what it means to invest not just in an institution but in the broader community we serve."

In 2025, the Pasadena Playhouse reclaimed ownership of its landmark campus after more than 50 years, marking a new chapter for this cultural institution. As the Playhouse continues to grow and inspire, East West Bank will provide support through foundation grants and other upfront funding opportunities that help sustain creative programming and community reach to more than 100,000 visitors annually.




The
Pasadena
Playhouse
PASADENA
PLAYHOUSE
PASADENA
PLAYHOUSE

That commitment has also been evident in times of challenge. Following the devastating Eaton Fire, the Playhouse offered free day camps that gave children of displaced families a safe place while parents rebuilt homes and lives. That same commitment has extended well beyond crisis response, through partnerships with schools and nonprofits that welcome thousands each year—many of whom are experiencing theater for the first time.

As the Playhouse's historic facility marks its 100th anniversary this year, it stands as a place of connection between artists and audiences, where generations gather to share in the power of live performance. With East West Bank as its partner, the Playhouse is poised to build on its legacy for years to come.

"[East West Bank's] partnership embodies what it means to invest not just in an institution but in the broader community we serve."

Danny Feldman
Producing Artistic Director
Pasadena Playhouse

Golden Star Technology

Connecting People Through Innovative IT and AV Solutions


Inc.
Best Workplaces Honoree
2025
EXIT

Like many leading information technology and audio visual companies, Golden Star Technology (GST) was born in a garage with limited funding. Four decades later, the company employs more than 200 professionals across five U.S. offices and two international locations, staying true to its mission of delivering comprehensive IT and AV solutions to a varied client base, including the federal government, educational institutions, cities, counties and commercial enterprises.

Founded in 1985 by Alice and JP Wang, GST remains a family-owned business, with Alice serving as president while her sons, Dennis and Derek Wang, guide the company's continued growth and innovation. GST began its relationship with East West Bank in 2021, drawn by the Bank's regional focus, strong reputation in the business community and ability to respond quickly and flexibly to evolving business needs.

The difference was immediate. "One of the most meaningful improvements we've experienced is having access to local East West Bank decision-makers," said Alice Wang. "This has led to faster approvals and a more personalized, collaborative relationship that feels like a true partnership rather than just a transaction."

Beyond financial services, East West Bank has also created opportunities for GST to engage with other entrepreneurs and family-owned businesses, fostering a network where experience and insights can be shared.

In the last year, with East West Bank's backing, GST expanded its global headquarters, enhancing integration facilities and boosting its capacity to design, build and deliver hardware solutions that power artificial intelligence (AI) and other emerging technologies. The company also earned recognition on *Inc.'s* "Best Workplaces 2025," was named one of "LA County's Best Places to Work" for the sixth consecutive year and received RTX's Premier Supplier Award for collaboration, customer service and cost competitiveness.

At the heart of GST's culture is the "B" in its ABCs: Building Connections. It's a commitment grounded in the belief that while technology connects devices and systems, people create the connections that matter most. As GST looks ahead, that belief extends to preparing clients for the rise of AI and other new technologies. With East West Bank's support, GST is poised to keep growing and making a lasting impact on its industry and community.



"One of the most meaningful improvements we've experienced is having access to local East West Bank decision makers."

Alice Wang
Owner & President
Golden Star Technology



Navigator Schools

Charting a Course for Success

Since its founding in 2011 in Gilroy, California, Navigator Schools has run on the belief that every expansion and every student success story starts with a connection, whether it's a family's first tour, a student's breakthrough moment or a strategic partnership that unlocks opportunity. Driven by that notion, Navigator has grown from a single Transitional Kindergarten (TK)–8 campus into a high-performing charter network with 370 educators and staff serving nearly 2,000 students. With ongoing support from East West Bank, Navigator is now preparing to open six new TK–12 schools across three additional California counties.



The high-yield relationship began in 2023, when East West Bank was chosen for its deep understanding of charter school finance and commitment to relationships. Since then, the Bank has provided flexible financing, bridged state funding gaps and ensured new classrooms open fully resourced. In just the past year—and under the guidance of nationally recognized charter leader and CEO Dr. Caprice Young—Navigator has added seven classrooms for young learners, two playgrounds and a middle school, giving students and teachers what they need from day one.



"East West Bank has been more than a place to bank, they've been a partner in our mission, connecting us with vital expertise and resources," said Dr. Young. "Without their support, we could not succeed in our five-year goal of opening six new schools and serving 6,600 additional students with a high-quality education. For our students—many of whom are economically disadvantaged and live in rural communities—that support opens a path to becoming first-generation college graduates, expanding opportunities far beyond the classroom."

Ultimately, East West Bank's support has helped enable Navigator to experience measurable success. In 2023–24, 57% of students met or exceeded English standards and 55% met or exceeded math standards—outperforming neighboring schools and statewide averages. The numbers were recognized in 2025 by the California Charter Schools Association, which named Navigator the "Hart Vision Equity & Innovation School of the Year." With East West Bank at its side, Navigator is charting new futures where more students gain access to quality education, clear pathways and the chance to thrive.

"Without their support, we could not succeed in our five-year goal of opening six new schools and serving 6,600 additional students with a high-quality education."

Dr. Caprice Young
CEO, Navigator Schools





Colburn School

Where Excellence Takes Center Stage

Guided by its tenet, Access to Excellence, the Colburn School has grown from a small preparatory program into one of the nation's leading performing arts institutions. Founded in 1950, Colburn provides world-class music and dance education at its downtown Los Angeles campus, serving everyone from young beginners to pre-professionals. With more than 200 faculty and 140 staff, Colburn connects with thousands of students and audience members each year through hundreds of performances. Since 2017, East West Bank has served as Colburn's operating bank, chosen for its passion for the arts, commitment to the city of Los Angeles and ability to meet the school's specific needs.

"East West Bank goes beyond providing financial services and takes the time to understand our mission, our challenges and our aspirations," said Maeesha Merchant, executive vice president and chief financial and operating officer at Colburn. "Their support has given us confidence to invest in our students, expand opportunities and strengthen our community. We are profoundly grateful for their partnership in bringing the transformative power of music and dance to life."


COLBURN

Photo Credit: Abby Mahler


Photo Credit: Greg Grudt/Mathew Imaging

> “
>
> **Their support has given us confidence to invest in our students, expand opportunities and strengthen our community.”**
>
> Maeesha Merchant
> Executive Vice President and CFOO, Colburn School

A leadership-level funder, East West Bank also contributes to the school's annual Celebrate Colburn gala, as well as its Jumpstart program, which offers tuition-free access for local youth, guides fourth graders toward scholarships and maintains an impressive 98% retention rate. East West Bank's grants make these pathways possible, leading to meaningful and positive connections that leave a lasting impression on students.

With continued support from partners like East West Bank, the school is embarking on its most ambitious project to date: the Frank Gehry–designed Colburn Center, a 100,000-square-foot expansion that will redefine its downtown campus. Complete with a world-class concert hall, dance studios, rehearsal and study spaces and welcoming public areas, it is sure to further strengthen downtown as a cultural destination.

Through East West Bank's financial guidance and community-driven mission, Colburn's evolution and transformation are becoming realities, creating more opportunities for students, artists and the city of Los Angeles.



Gray Cube Sports

Financing the Future One Team at a Time

For Gray Cube Sports (GCS), soccer is more than a business. It represents the heartbeat of communities around the world, from the clubs and leagues they serve to the people and partnerships that drive progress. Founded in 2021 and headquartered in New York City, GCS delivers innovative financing that connects capital markets expertise with the fast-moving, specialized arena of soccer. In just four years, they have deployed hundreds of millions of dollars across Europe and the Americas, helping clients stay competitive and move confidently toward their goals.

GCS's core team works through a network of partners across more than 20 countries to execute transactions with speed and precision. Since 2023, East West Bank has been central to that success, chosen for its proven track record in innovative financing and seamless global execution. Through an integrated platform supporting a range of needs and specialized programs, the Bank streamlines both daily operations and complex transactions. That efficiency allows GCS to maintain one of their key competitive advantages: delivering swift, reliable solutions to their clients.

"Working with East West Bank has been instrumental in everything we have built," said Diego Gradowczyk, managing director of GCS. "They are far more than an account provider. They are an operating partner across every aspect of our business. Their speed, cross-border expertise and governance discipline have underpinned our ability to scale responsibly and maintain the agility that defines us."



The partnership continues to evolve through new financing frameworks, including a model designed to help clubs convert future ticket sales into immediate resources—giving them the flexibility to invest when it matters most. These solutions empower clubs to strengthen their long-term stability and advance infrastructure projects such as academies, training centers and recovery facilities that serve both club members and local economies.

Together, GCS and East West Bank are demonstrating how strong connections between teams, leagues and financial players can create lasting value.

"Working with East West Bank has been instrumental in everything we have built. They are far more than an account provider—they are an operating partner across every aspect of our business."

Diego Gradowczyk
Managing Director, Gray Cube Sports

Committed to Our Communities

In 2025, East West Bank demonstrated the power of connection in action. When the Eaton and Palisades wildfires devastated communities across the greater Los Angeles area, the Bank and its associates rallied to help families rebuild and recover. Together, our team volunteered hundreds of hours toward wildfire relief, driven by a shared desire to make a meaningful difference in the places we call home. This effort was amplified by strong financial support for organizations working to restore the affected areas.


EAST WEST BANK
Women BUILD

East West Bank partnered with San Gabriel Valley Habitat for Humanity to help build new homes for those affected by the Eaton Fire.


JELL-O

Our dedicated associates provided essential supplies for fire-displaced residents.


EAST WEST BANK

Along with the YMCA of Metropolitan Los Angeles, we hosted a Day of Play for Palisades Fire victims with games, crafts and financial literacy activities to help communities heal.


I LOVE LA

Jumping into action, we collected donations and helped families find the resources they needed following the fires.

Wildfire Recovery Initiatives

Rebuilding Hope and Homes

East West Bank's deep commitment to community support guided our response to assist relief efforts following the Los Angeles fires. Partnering with local YMCAs, the Bank provided a significant donation to expand childcare for families and first responders so parents could focus on recovery. In Pasadena-Sierra Madre, our associates stocked shelves with essential supplies such as pet food and toiletries, while teams in Glendale gathered food and comfort items for families of first responders in need. Each act of service was a reminder of how vital our communities are and how much stronger we become when we join together.

East West Bank's dedication to community building was also evident through our long-standing partnership with San Gabriel Valley Habitat for Humanity, which took on new urgency after the fires. Associates joined Habitat's Wall Build event, constructing frames for homes that will provide hope, opportunity and lasting stability for families impacted by the fires. In addition, East West reinforced recovery efforts with a sizable contribution to the Pasadena Community Foundation's Eaton Fire Relief and Recovery Fund—underscoring our shared mission to restore communities and help residents rebuild after the devastating disaster.

The Bank's support extended beyond rebuilding homes. Together with the YMCA of Metropolitan Los Angeles, we co-hosted a Day of Play featuring games, crafts and financial literacy activities designed to reconnect the Palisades community in healing. We honored local heroes at the first responder appreciation event and contributed to the Pasadena Police and Fire Foundations to support their vital work in public safety and fire prevention. And we brought together professional and collegiate golfers for the Eaton Fire Family Day with First Tee-Greater Pasadena, leading youth clinics on the course while Bank associates hosted financial literacy workshops to help empower the next generation. At the same time, we mobilized to help the art world by launching the LA Arts Community Fire Relief Fund and collaborating with the Gallery Association Los Angeles (GALA) to provide support and guidance for affected artists and creative professionals.

From food drives to rebuilding, East West Bank's wildfire response reflects our dedication to helping local communities come back strong, and our commitment to always be there for the people we serve—because every connection matters and together we can reach further.



We also partnered with the LA Bowl and Shoes That Fit to support students affected by the Los Angeles wildfires, providing new shoes to help them step forward with confidence.



Board of Directors

Featured from left to right:

Lester M. Sussman
Retired Partner
Deloitte

Mark Hutchins
Retired Partner
KPMG, LLP

Manuel P. Alvarez
Founding Principal
BridgeCounsel Strategies, LLC

Sabrina Kay
Chief Executive Officer
Fremont Private Investments

Dominic Ng
Chairman & Chief Executive Officer
East West Bank


Image: Pasadena City Hall

Molly Campbell
Former Director
Port of New York and New Jersey

Serge Dumont
Former Vice Chairman
Omnicom Group Inc.

Archana Deskus
Retired Executive Vice President & Chief Technology Officer
PayPal

Jack C. Liu, Esq.
Senior Attorney
Alliance International Law Offices

Paul H. Irving
Senior Advisor
Milken Institute

Peter Babej (not pictured)
Former Chief Executive Officer
Citi Asia

Financial Overview

Summary of Selected Financial Information

($ in millions, except per share data)	2021	2022	2023	2024	2025
Summary of operations					
Net interest income	$1,532	$2,046	$2,312	$2,279	$2,553
Net income	$873	$1,128	$1,161	$1,166	$1,325
Diluted earnings per share	$6.10	$7.92	$8.18	$8.33	$9.52
Dividends per share	$1.32	$1.60	$1.92	$2.20	$2.40
Summary balance sheet					
Total assets	$60,871	$64,112	$69,613	$75,976	$80,435
Total loans	$41,695	$48,228	$52,211	$53,726	$56,899
Total deposits	$53,350	$55,968	$56,093	$63,175	$67,083
Stockholders' equity	$5,838	$5,985	$6,951	$7,723	$8,899
Financial ratios					
Net interest margin	2.72%	3.45%	3.61%	3.27%	3.41%
Return on average assets	1.47%	1.80%	1.71%	1.60%	1.70%
Return on average common equity	15.7%	19.5%	17.9%	15.9%	16.0%

Balance Sheet Highlights



8% CAGR*
$41.7
$48.2
$52.2
$53.7
$56.9
2021 2022 2023 2024 2025
Total Loans ($ in billions)
6% CAGR*
$53.4
$56.0
$56.1
$63.2
$67.1
2021 2022 2023 2024 2025
Total Deposits ($ in billions)
7% CAGR*
$60.9
$64.1
$69.6
$76.0
$80.4
2021 2022 2023 2024 2025
Total Assets ($ in billions)

*CAGR = 4-year compound annual growth rate, December 31, 2021 to December 31, 2025.

EWBC 5-Year Stock Performance



High
Year-end
Low
$120
$100
$80
$60
$40
$20
$87.77
$78.68
$50.49
$93.51
$65.90
$61.65
$80.98
$71.95
$33.86
$113.95
$95.76
$67.27
$117.00
$112.39
$68.27
2021
2022
2023
2024
2025

Capital Strength



Basel III Minimum Regulatory Requirements
EWBC 12.31.25
7.0%
15.1%
8.5%
15.1%
10.5%
16.4%
CET1 capital ratio
Tier 1 risk-based capital ratio
Total risk-based capital ratio

2025 Financial Overview

Consolidated Balance Sheet

As of December 31 *($ in millions)*	2025	2024
ASSETS		
Cash and cash equivalents	$4,188	$5,251
Interest-bearing deposits with banks	16	48
Securities purchased under resale agreements ("resale agreements")	425	425
Debt securities:		
Available-for-sale ("AFS") at fair value	13,212	10,847
Held-to-maturity at amortized cost	2,870	2,917
Loans held-for-sale	21	—
Loans held-for-investment (net of allowance for loan and lease losses of $810 and $702)	56,068	53,024
Affordable housing partnerships, tax credit and Community Reinvestment Act ("CRA") investments, net	970	927
Premises and equipment, net	82	82
Goodwill	466	466
Operating lease right-of-use assets	126	82
Other assets	1,991	1,907
Total assets	**$80,435**	**$75,976**
LIABILITIES		
Deposits:		
Noninterest-bearing	$16,697	$15,450
Interest-bearing	50,386	47,725
Total deposits	67,083	63,175
Federal Home Loan Bank (“FHLB”) advances	3,000	3,500
Long-term debt and finance lease liabilities	36	36
Operating lease liabilities	138	89
Accrued expenses and other liabilities	1,279	1,453
Total liabilities	71,536	68,253
Total stockholders’ equity	8,899	7,723
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	**$80,435**	**$75,976**

Consolidated Statement of Income

Year ended December 31 *($ in millions, except per share data)*	2025	2024
INTEREST AND DIVIDEND INCOME		
Loans receivable, including fees	$3,495	$3,491
Debt securities	622	449
Resale agreements	7	11
Restricted equity securities	11	10
Interest-bearing cash and deposits with banks	159	232
Total interest and dividend income	4,294	4,193
INTEREST EXPENSE		
Deposits	1,595	1,720
Federal funds purchased and other short-term borrowings	—	42
FHLB advances	141	147
Securities sold under repurchase agreements	2	—
Long-term debt and finance lease liabilities	3	5
Total interest expense	1,741	1,914
Net interest income before provision for credit losses	2,553	2,279
Provision for credit losses	160	174
Net interest income after provision for credit losses	**2,393**	**2,105**
NONINTEREST INCOME		
Commercial and consumer deposit-related fees	112	104
Lending and loan servicing fees	108	98
Foreign exchange income	59	55
Wealth management fees	50	39
Customer derivative income, net of mark-to-market adjustments	17	16
Net gains on AFS debt securities	1	2
Other investment income	11	6
Other income	21	15
Total noninterest income	379	335
NONINTEREST EXPENSE		
Compensation and employee benefits	619	551
Occupancy and equipment expense	66	65
Deposit account expense	35	47
Computer and software related expenses	55	47
Deposit insurance premiums and regulatory assessments	32	46
Other operating expense	165	148
Amortization of tax credit and CRA investments	75	54
Total noninterest expense	1,047	958
Income before income taxes	**1,725**	**1,482**
Income tax expense	400	316
NET INCOME	**$1,325**	**$1,166**
EARNINGS PER SHARE		
Basic	$9.58	$8.39
Diluted	$9.52	$8.33

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-24939

EAST WEST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

95-4703316
(I.R.S. Employer Identification No.)

135 North Los Robles Ave., 7th Floor, Pasadena, California, 91101
(Address of principal executive offices) (Zip Code)

(626) 768-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	EWBC	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2025 was $13,774,364,511 (based on the closing price of the registrant's common stock on such date of $100.98 per share). As of January 31, 2026, 137,622,675 shares of the registrant's common stock were outstanding.

DOCUMENT INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

EAST WEST BANCORP, INC.
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K ("this Form 10-K") contains "forward-looking statements" that are intended to be covered by the safe harbor for such statements provided by the Private Securities Litigation Reform Act of 1995. East West Bancorp, Inc. (referred to herein on an unconsolidated basis as "East West" and on a consolidated basis as the "Company," "we," "us," "our" or "EWBC") may make forward-looking statements in other documents that it files with, or furnishes to, the United States ("U.S.") Securities and Exchange Commission ("SEC") and management may make forward-looking statements to analysts, investors, media members and others. Forward-looking statements are those that do not relate to historical facts and that are based on current assumptions, beliefs, estimates, expectations and projections, many of which, by their nature, are inherently uncertain and beyond the Company's control. Forward-looking statements may relate to various matters, including the Company's financial condition, results of operations, plans, objectives, future performance, business or industry, and usually can be identified by the use of forward-looking words such as "anticipates," "assumes," "believes," "can," "continues," "could," "estimates," "expects," "forecasts," "goal," "intends," "likely," "may," "might," "objective," "plans," "potential," "projects," "remains," "should," "target," "trend," "will," "would," or similar expressions or variations thereof, and the negative thereof, but these terms are not the exclusive means of identifying such statements. You should not place undue reliance on forward-looking statements, as they are subject to known and unknown risks and uncertainties.

Factors that might cause future results to differ materially from historical performance and any forward-looking statements include, but are not limited to:

- changes in local, regional and global business, economic and political conditions, and natural or geopolitical events;
- the soundness of other financial institutions and the impacts related to or resulting from bank failures and other industry volatility, including potential increased regulatory requirements, Federal Deposit Insurance Corporation ("FDIC") insurance premiums and assessments, and deposit withdrawals;
- changes in trade, tariff, tax, monetary and fiscal policies;
- changes in immigration laws and enforcement practices, or travel and visa related policies;
- current or potential disputes between the U.S., the People's Republic of China, Singapore and other countries;
- changes in the commercial and consumer real estate markets;
- changes in consumer or commercial spending, savings and borrowing habits, and patterns and behaviors;
- the Company's ability to compete effectively against financial institutions and other entities, including as a result of emerging technologies;
- the success and timing of the Company's business strategies;
- the Company's ability to retain key officers and employees;
- changes in interest rates, competition, regulatory requirements and product mix;
- changes in the Company's costs of operation, compliance and expansion;
- disruption, failure in, or breach of, the Company's operational or security systems or infrastructure, or those of third-party vendors with which the Company does business, including as a result of cyber-attacks, and the disclosure or misuse of confidential information;
- the adequacy of the Company's risk management framework;
- future credit quality and performance, including expectations regarding future credit losses and allowance levels;
- adverse changes to the Company's credit ratings;
- legal proceedings, regulatory investigations and their resolution;
- the Company's capital requirements and its ability to generate capital internally or raise capital on favorable terms;
- the impact on the Company's liquidity due to changes in the Company's ability to receive dividends from its subsidiaries; and
- any strategic acquisitions or divestitures, the introduction of new or expanded products and services or other events that may directly or indirectly result in a negative impact on the financial performance of the Company and its customers.

For a more detailed discussion of some of the factors that might cause such differences, see *Item 1A. Risk Factors* presented in this Form 10-K. You should treat forward-looking statements as speaking only as of the date they are made and based only on information then actually known to the Company. The Company does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

ITEM 1. BUSINESS

Organization

East West is a bank holding company incorporated in Delaware on August 26, 1998, and is registered under the Bank Holding Company Act of 1956, as amended ("BHC Act"). The Company commenced business on December 30, 1998 when, pursuant to a reorganization, it acquired all of the voting stock of East West Bank ("East West Bank" or the "Bank"), which became its principal asset. East West's principal business is to serve as a holding company for the Bank and other banking or banking-related subsidiaries that East West may establish or acquire. As of December 31, 2025, the Company had $80.4 billion in total assets, $56.1 billion in total net loans, $67.1 billion in total deposits, and $8.9 billion in total stockholders' equity.

The Company operates in over 110 locations in the U.S. and Asia. In the U.S., the Bank's corporate headquarters and main administrative offices are located in California. Its 96 U.S. branches are located in California, Texas, New York, Washington, Georgia, Massachusetts and Nevada. In Asia, the Bank has branches in China and Hong Kong, and representative offices in China and Singapore.

East West Bank has a commercial banking license in China through its subsidiary, East West Bank (China) Limited ("EWCN"), which makes it unique among U.S.-based regional banks. This license allows the Bank to have branches, make loans and accept deposits in China. The Bank continues to develop its international banking presence in Asia with its network of overseas branches and representative offices. In addition to facilitating traditional letters of credit and trade financing to businesses, these representative offices allow the Bank to assist existing clients and develop new business relationships. Through its branches and offices, the Bank focuses on growing its cross-border client base between the U.S. and Asia, helping U.S.-based businesses expand in Asia, and assisting companies based in Asia pursue business opportunities in the U.S.

The Bank believes its customers benefit from its deep understanding of the Asian market, which is supported by its physical presence, strong corporate and organizational ties in the region, and its international banking products and services. The Bank believes this approach, combined with its senior management and Board of Directors' ties to Asian business opportunities and Asian American communities, provides the Bank with a competitive advantage. The Bank utilizes its presence overseas to identify and build corporate relationships, which the Bank may leverage to create business opportunities in California and other U.S. markets.

Banking Services

As of December 31, 2025, East West Bank was the largest independent commercial bank headquartered in Southern California based on total assets. The Bank is also the largest independent bank in the U.S. focused on the financial service needs of individuals and businesses that operate both in the U.S. and Asia, and has a strong focus on the Asian American community. Through its network of over 110 banking locations in the U.S. and Asia, the Bank provides a wide range of personal and commercial banking services to individuals and businesses. The Bank provides services to its customers in English, Spanish and various Asian languages and dialects. In addition to offering traditional deposit products that include personal and business checking and savings accounts, money market, and time deposits, the Bank also offers foreign exchange, treasury management and wealth management services. The Bank's lending activities include commercial and residential real estate lending, construction finance, commercial business lending, working capital lines of credit, trade finance, letters of credit, affordable housing lending, asset-based lending, asset-backed finance, project finance, equipment financing and loan syndication. The Bank also provides financing services to clients to facilitate their business transactions between the U.S. and Asia. Additionally, to support the business needs of its customers, the Bank offers hedging advisory and various derivative contracts such as interest rate, energy commodity and foreign exchange contracts.

The integration of digital with brick-and-mortar channels has been an area of investment for the Bank, for both commercial and consumer banking. Our strategic priorities include the use of technology to innovate and expand commercial payments, treasury management, and consumer banking products and services. We have developed mobile and online banking platforms, which are continually enhanced to enrich our customer's user experience, and which offer a full suite of banking services tailored to our customers' unique needs. In our view, the omnichannel banking service approach increases efficiency and deepens customer relationships.

Operating Segments

The Bank's three operating segments, (1) Consumer and Business Banking, (2) Commercial Banking and (3) Treasury and Other, are based on the Bank's core strategy. The Consumer and Business Banking segment primarily provides financial products and services to consumer and commercial customers through the Company's domestic branch network and digital banking platforms. The Commercial Banking segment primarily generates commercial loans and deposits. The remaining centralized functions, including the corporate treasury activities of the Company, tax credit investment activity, eliminations of inter-segment amounts, and centrally managed departments, are aggregated and included in the Treasury and Other segment. For complete discussion and disclosure, see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") — Results of Operations — Operating Segment Results* and *Note 17 — Business Segments* to the Consolidated Financial Statements in this Form 10-K.

Competition

The Bank operates in a highly competitive environment. The Company faces intense competition from domestic and foreign lending institutions, numerous other financial services providers and other new technology-driven products and services. Competition is based on a number of factors including, among others, customer service and convenience, quality and range of products and services offered, reputation, fees, interest rates on loans and deposits, and lending limits. Competition also varies based on the types of customers and locations served. The Company is a leader of banking market share in the Asian American community. The Company maintains a differentiated presence within selected markets by providing cross-border commercial banking expertise to customers operating in the U.S. and Asia.

While the Company believes it is well positioned within a highly competitive industry, the industry could become even more competitive as a result of legislative, regulatory, economic, and technological changes, as well as continuing consolidation.

Human Capital

As a company that delivers relationship-driven financial solutions to our customers, we believe the strength of our workforce is one of the most significant contributors to our success. Our key human capital objectives are to attract, develop, and retain quality talent that embody our values and enable us to attract customers and serve them effectively. To achieve these objectives, our human resource programs have been designed to incorporate our core values of absolute integrity, customer orientation, creativity, respect and fairness, teamwork, expertise and professionalism, and selflessness. Embracing these core values positions our employees to better serve our customers and pave the way for their future career advancement. We are committed to strengthening our recruiting process and growing internal talent to prepare for our next phase of growth. We also seek to recognize our employees for their contributions and service to the Bank.

As of December 31, 2025, we had 3,350 full-time equivalent employees. The majority of our workforce consisted of full-time employees who were located in our core markets in California, Texas, and New York. The Company's full-time equivalent employees also included approximately 300 employees located in China, Hong Kong, and Singapore. None of our employees are subject to a collective bargaining agreement.

Talent Acquisition, Development, Promotion and Engagement

An experienced, dedicated and well-qualified workforce is essential in delivering high quality and reliable banking services to our customers and in managing the Company. We endeavor to attract, develop, and retain motivated individuals as part of our ongoing commitment in building a strong workforce to serve our customers and communities. In 2025, we were able to continue our quality hiring efforts with nearly 600 external new hires.

The focus on leadership development and promoting from within is a critical part of our succession planning for key roles throughout the organization and fostering organizational stability. We recognize the importance of employee development and career growth in supporting employee retention, which is one of the Company's strategic objectives. In 2025, approximately 16% of our employees advanced their careers within the Bank through 550 internal promotions or new opportunities, which highlights our commitment to rewarding results-driven performance. We also provide a variety of resources to help employees grow in their current roles and acquire new skills for future advancement through continuing education and tuition reimbursement.

We celebrate our employees' dedicated years of service to the Bank through our Milestone Anniversary Program, which offers rewards and recognition through gifts and events upon attaining certain service milestones. As of December 31, 2025, over 350 of our employees had celebrated 20 years or more of service. Our dedication to results-driven performance earned us the recognition of the top-ranked performing bank in the $50 billion and above asset category in Bank Director's 2025 Ranking Banking study, and top three in the American Banker's 2025 list of top-performing banks with more than $50 billion of assets.

Employee compensation packages include a competitive base salary and, subject to Company and individual performance, may include an annual cash and/or stock incentive bonus. As part of our commitment to fair and equitable compensation programs, we regularly assess the current business environment and labor markets to review our compensation and benefits program for pay equity. The Bank maintains a deferred compensation plan and matches 75% of the U.S. employees' contributions up to the first 6% of their eligible compensation. See *Item 7. MD&A — Results of Operations — Noninterest Expense* in this Form 10-K for further discussion of compensation and employee benefits expense.

To foster a strong sense of ownership and to align the interests of our employees with our stockholders, restricted stock units ("RSUs") are awarded to eligible employees under our stock incentive programs. We also award stock grants under our "Spirit of Ownership" program to all our employees, regardless of job title or part-time/full-time status. The program allows each employee to share directly in the Company's success. In 2025, the Company granted over 560 thousand RSUs as part of its stock compensation programs.

Health and Well-being

We are committed to supporting our employees' well-being by offering flexible and competitive benefits. We offer a hybrid schedule to promote flexibility and enhance productivity. Comprehensive health insurance coverage (medical, dental and vision) is offered to employees working at least 30 hours each week. We further demonstrate our commitment to employee well-being by absorbing the increases in our employees' health benefits. We offer life insurance, disability insurance, parental leave, wellness and benefits programs designed to assist employees in maintaining a healthy work-life balance, paid time off such as vacation hours, and 10 days of annual sick time, which is more than the required allotment from any of the states in which we do business. We also offer an Employee Assistance Program, which aids benefits-eligible employees and their household members with personal and professional issues. We apply a consistent approach towards employee policies, opportunities, benefits, and protections to all employees regardless of their locations, except if there are contradictions with applicable laws and regulations.

Commitment to Community

We are committed to making positive and lasting impacts in our communities through our business activities and our volunteer and charitable efforts. We engage in meaningful and effective programs that help increase homeownership, preserve affordable housing, promote wealth building, enable greater access to banking services and help alleviate homelessness.

Information about our Executive Officers

The following table presents the Company's executive officers' names, ages, positions and offices, and business experience during the last five years as of February 27, 2026. There is no family relationship between any of the Company's executive officers or directors. The Board of Directors of the Company appointed each of the executive officers.

Name	Age	Positions and Offices, and Business Experience
Dominic Ng	67	Chairman and Chief Executive Officer of the Company and the Bank since 1992.
Douglas P. Krause	69	Vice Chairman and Chief Corporate Officer of the Company and the Bank since 2020; 2018 - 2020: Executive Vice President, General Counsel and Corporate Secretary; 2010 - 2018: Executive Vice President, Chief Risk Officer and General Counsel.
Christopher J. Del Moral-Niles	55	Executive Vice President and Chief Financial Officer of the Company and the Bank since October 2023; 2012 - 2022 Executive Vice President and Chief Financial Officer of Associated Banc-Corp and Associated Bank, N.A.
Deborah Leerhsen	46	Executive Vice President and Head of Global Banking of the Company and the Bank since December 2024; 2023 - 2024: Executive General Manager, Institutional Banking & Markets at Commonwealth Bank of Australia; 2021 - 2023: Deputy Head of Asia & Oceania Corporate Banking, Hong Kong and Singapore at Mizuho Bank Ltd; 2019 - 2021: Head of Global Banking, Hong Kong at HSBC Holdings plc.
Irene H. Oh	48	Executive Vice President and Chief Risk Officer of the Company and the Bank since October 2023; 2010 - 2023: Executive Vice President and Chief Financial Officer of the Company and the Bank.
Parker Shi	56	Executive Vice President and Chief Operating Officer of the Company and the Bank since December 2021; June 2021 - November 2021: Executive Vice President & Chief Strategy, Growth and Technology Officer; March 2021 - June 2021: Consultant of the Bank; 2020: Senior Advisor at PharmScript; 2018 - 2019: Senior Managing Director at Accenture; 2013 - 2018: Senior Partner at McKinsey & Company.
Gary Teo	53	Executive Vice President and Chief Human Resources Officer of the Company and the Bank since February 2022; 2015 - 2022: Senior Vice President and Head of Human Resources.

Supervision and Regulation

Overview

East West and the Bank are subject to regulations under U.S. federal and state laws. Regulation and supervision by the federal and state banking agencies are intended primarily for the protection of depositors, the Deposit Insurance Fund ("DIF") administered by the FDIC, consumers, and the banking system as a whole, and not for the protection of our investors. As a bank holding company, East West is subject to primary regulation, supervision, and examination by the Federal Reserve under the BHC Act. The Bank is regulated, supervised, and examined by the Federal Reserve, the California Department of Financial Protection and Innovation ("DFPI"), and, with respect to consumer laws, the Consumer Financial Protection Bureau ("CFPB"). East West Bank is a California state-chartered bank, and its deposits are insured by the FDIC. As the insurer of the Bank's deposits, the FDIC also has back-up examination and other regulatory authority over the Bank. In addition, the Bank and its foreign subsidiaries and branches are regulated by the foreign regulatory agencies in the international jurisdictions where we have a presence, including the People's Bank of China, China's National Financial Regulatory Administration, the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission, and the Monetary Authority of Singapore. East West also has a wholly-owned nonbank subsidiary, East West Markets, LLC ("East West Markets"), which is an SEC-registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). East West Markets is subject to regulatory requirements from several regulatory bodies, including the SEC, FINRA, and state securities regulators.

The Company is also subject to the disclosure and regulatory requirements under the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations adopted by the SEC thereunder. Our common stock is listed on the Nasdaq Global Select Market under the trading symbol "EWBC" and we are subject to Nasdaq rules for listed companies.

Described below are certain provisions of selected statutes and regulations that are applicable to East West and the Bank and that have a material impact on our business. The descriptions of these statutes and regulations are not intended to be complete, nor are they meant to fully address their effects and potential effects on East West and the Bank. The following descriptions are qualified in their entirety by reference to the full text of the statutes and regulations. A change in applicable statutes, regulations or regulatory policies may have a material effect on the Company's business.

East West

As a bank holding company and pursuant to its election of financial holding company status, East West is subject to regulation, supervision, and examination by the Federal Reserve under the BHC Act. The BHC Act provides a federal framework for the regulation and supervision of bank holding companies and their nonbank subsidiaries. The BHC Act and other federal statutes grant the Federal Reserve authority to, among other things:

- require periodic reports and such additional information as the Federal Reserve may require;
- require bank holding companies to maintain certain levels of capital and restrict dividends and other distributions from bank holding companies and their subsidiaries (see the sections captioned *"Regulatory Capital Requirements"* and *"Dividends and Other Transfers of Funds"* included elsewhere under this item);
- require bank holding companies to serve as a source of financial and managerial strength to subsidiary banks and commit resources, as necessary, to support each subsidiary bank, including at times when bank holding companies may not be inclined to do so;
- require bank holding companies to terminate an activity or terminate control of or liquidate or divest certain nonbank subsidiaries, affiliates or investments if the Federal Reserve believes that the activity, ownership, or control of the nonbank subsidiary or affiliate constitutes a serious risk to the financial safety, soundness or stability of the bank holding company, or if the activity, ownership, or control is inconsistent with the purposes of the BHC Act;
- regulate provisions of certain bank holding company debt, including a bank holding company obtaining prior approval to purchase or redeem its securities in certain situations;
- approve in advance certain senior executive officer or director changes and prohibit certain golden parachute payments to officers and employees, including change in control agreements and new employment agreements, that are contingent upon termination; and
- approve in advance the acquisitions of and mergers with bank holding companies, banks and other financial companies, and consider competitive, managerial resources, financial stability and other factors in granting these approvals. DFPI approval may also be required for certain acquisitions and mergers involving a California state-chartered bank such as the Bank.

East West has elected to be a financial holding company under the Gramm-Leach-Bliley Act of 1999 ("GLBA"). Financial holding companies are generally allowed to engage in, or acquire and retain ownership in a company engaged in any activity that the Federal Reserve has determined to be financial in nature or incidental or complementary to activities that are financial in nature, without prior Federal Reserve approval. Activities that are considered financial in nature include securities underwriting and dealing, insurance agency and underwriting, merchant banking activities and activities that the Federal Reserve, in consultation with the U.S. Secretary of the Treasury, determines to be financial in nature or incidental to such financial activity. To maintain financial holding company status and continue to be able to engage in new activities or investments that are financial in nature, a financial holding company and all its depository institution subsidiaries must be "well capitalized" and "well managed," and the financial holding company's depository institution subsidiaries must have Community Reinvestment Act ("CRA") ratings of at least "Satisfactory." A depository institution subsidiary is considered "well capitalized" if it satisfies the requirements for this status discussed in the sections captioned "*Regulatory Capital Requirements*" and "*Prompt Corrective Action*," included elsewhere under this item. A depository institution subsidiary is considered "well managed" if it received a composite rating and a management rating of at least "Satisfactory" in its most recent examination. See the section captioned "*Community Reinvestment Act*" included elsewhere under this item.

The Bank and its Subsidiaries

East West Bank is subject to regulation and supervision governing, among other things, regulatory capital levels, the scope of its business, investments, reserves against deposits, the timing of the availability of deposited funds, and the nature and amount of collateral for certain loans. Bank regulatory agencies also have extensive discretion to impose various restrictions on management or operations and to issue policies and guidance in connection with their supervisory and enforcement activities and examination policies.

Regulatory Capital Requirements

The federal banking agencies have imposed capital adequacy requirements, known as the Basel III Capital Rules, intended to ensure that banking organizations maintain capital that is commensurate with the degree of risk associated with their operations. The Basel III Capital Rules define the components of regulatory capital, including Common Equity Tier 1 ("CET1"), Tier 1 and 2 capital, and set forth minimum capital adequacy ratios of capital to risk-weighted assets and total assets. The Basel III Capital Rules also prescribe a standardized approach for risk-weighting assets and include a number of risk-weighting categories that affect the denominator in banking institutions' regulatory capital ratios.

Under the Basel III Capital Rules, to be considered adequately capitalized, standardized approach banking organizations, such as the Company and the Bank are required to maintain minimum capital ratios of at least 4.5% CET1 capital to risk-weighted assets, 6.0% Tier 1 capital to risk-weighted assets, 8.0% total risk-based capital (i.e., Tier 1 plus Tier 2 capital) to risk-weighted assets and a 4.0% Tier 1 leverage ratio of Tier 1 capital to average total consolidated assets. The Basel III Capital Rules also include a "capital conservation buffer" of 2.5% on top of each of the minimum risk-based capital ratios. Banking institutions with a risk-based capital ratio that meets or exceeds the minimum requirement but does not exceed the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments based on the amount of the shortfall. As of December 31, 2025, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy requirements of the federal banking agencies, including the capital conservation buffer, and the Company and the Bank were classified as "well capitalized." For additional discussion and disclosure see *Item 7. MD&A — Regulatory Capital and Ratios* and *Note 16 — Regulatory Requirements and Matters* to the Consolidated Financial Statements in this Form 10-K.

The Bank is also subject to additional capital requirements under the Prompt Corrective Action ("PCA") regulations that implement Section 38 of the Federal Deposit Insurance Act ("FDIA"), as discussed below under the *Prompt Corrective Action* section.

Prompt Corrective Action

The FDIA, as amended, requires federal banking agencies to take PCA with respect to insured depository institutions (“IDIs”) that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulations. The capital tiers in the PCA framework do not apply directly to bank holding companies (such as the Company); however, the Federal Reserve is authorized to take action at the bank holding company level based on the undercapitalized status of the bank holding company’s subsidiary banking institution. Under the federal banking agencies’ regulations implementing the PCA provisions of the FDIA, an IDI (such as the Bank) generally is classified in the following categories based on the capital measures indicated:

	Risk-Based Capital Ratios			
PCA Category	**Total Capital**	**Tier 1 Capital**	**CET1 Capital**	**Tier 1 Leverage**
Well capitalized [(1)]	≥ 10%	≥ 8%	≥ 6.5%	≥ 5%
Adequately capitalized	≥ 8%	≥ 6%	≥ 4.5%	≥ 4%
Undercapitalized	< 8%	< 6%	< 4.5%	< 4%
Significantly undercapitalized	< 6%	< 4%	< 3.0%	< 3%
Critically undercapitalized	Tangible equity/Total assets ≤ 2%			

(1) Additionally, to be classified as “well capitalized”, an IDI may not be subject to any written agreement, order, capital directive, or PCA directive issued by its primary federal regulator to meet and maintain a specific capital level for any capital measure.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios, if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying PCA regulations and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of any dividend) or paying any management fee to its parent holding company, if the depository institution would thereafter be “undercapitalized.” Undercapitalized institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to several requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, cessation of receipt of deposits from correspondent banks and/or restrictions on interest rates paid on deposits. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. The FDIA also generally permits only “well capitalized” IDIs to accept brokered deposits, although an “adequately capitalized” institution may apply to the FDIC for a waiver of this restriction.

Stress Testing

Under the enhanced prudential standards adopted by the Federal Reserve, bank holding companies with $100 billion or more in total assets are subject to supervisory capital stress tests and internal liquidity stress testing requirements. Although the Company and the Bank are not required to conduct capital or liquidity stress tests, we conduct annual capital and quarterly liquidity stress tests as part of our risk management processes.

Consumer Financial Protection Bureau Supervision

The Dodd-Frank Act established the CFPB, which has the authority to implement, examine and enforce compliance with federal consumer financial laws that apply to banking institutions with total consolidated assets exceeding $10 billion (such as the Bank) and their affiliates. The CFPB has historically focused its supervisory, examination, and enforcement efforts on, among other things:

- risks to consumers and compliance with federal consumer financial laws when evaluating the policies and practices of a financial institution;
- unfair, deceptive, or abusive acts or practices;

- rulemaking to implement various federal consumer statutes such as the Home Mortgage Disclosure Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Electronic Fund Transfer Act, Equal Credit Opportunity Act, Fair Credit Billing Act, and the Consumer Financial Protection Act; and
- the markets in which firms operate and risks to consumers posed by activities in those markets.

The statutes and regulations that the CFPB enforces mandate certain disclosure and other requirements, and regulate the manner in which financial institutions must deal with consumers when taking deposits, making loans, collecting payments on loans, and providing other services. The CFPB's rulemaking, examination and enforcement authority has affected and will continue to impact financial institutions that provide consumer financial products and services, including the Company and the Bank. These regulatory activities may limit the types of financial services and products the Company may offer. Failure to comply with federal and state laws prohibiting unfair, abusive, or fraudulent business practices, untrue or misleading advertising and unfair competition, can subject the Bank to various penalties, including, but not limited to, enforcement actions, injunctions, fines or criminal penalties, punitive damages, restitution to consumers, and the loss of certain contractual rights or business opportunities and may also result in significant reputational harm.

Federal Home Loan Bank and the Federal Reserve's Reserve Requirements

The Bank is a member of the Federal Home Loan Bank ("FHLB") of San Francisco. As an FHLB member, the Bank is required to own a certain amount of capital stock in the FHLB. The Bank may also access both short- and long-term secured credit from the FHLB.

The Federal Reserve requires all depository institutions to maintain reserves at specified levels against their transaction accounts either in the form of vault cash or an interest-bearing account at the Federal Reserve Bank ("FRB"), or a pass-through account as defined by the Federal Reserve. Reserve requirements are currently set at zero percent. The Bank is a member bank and stockholder of the FRB of San Francisco.

Dividends and Other Transfers of Funds

The principal source of liquidity of East West is dividends received from the Bank. Federal and California law limit the Bank's ability to pay dividends to East West. Regulatory approval is required under federal law if the total of all dividends declared by the Bank in any calendar year would exceed the sum of the Bank's net income for that year and its retained earnings for the preceding two years. Federal law also prohibits the Bank from paying dividends that would be greater than its undivided profits unless the Bank has received prior approval from the Federal Reserve. California law imposes its own limitations on capital distributions by California-chartered banks that could require the Bank to obtain the approval of the DFPI prior to making a distribution to East West. Furthermore, under the federal PCA regime, the Federal Reserve or FDIC may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "significantly undercapitalized" or, in some circumstances, "undercapitalized." It is the Federal Reserve's policy that a bank holding company should generally pay dividends on common stock only if the company's net income available to common stockholders over the past four quarters, net of distributions, would be sufficient to fully fund the dividends, and if the prospective rate of earnings retention appears consistent with the company's capital needs, asset quality and overall financial condition. It is also the Federal Reserve's policy that a bank holding company should not maintain dividend levels that undermine the company's ability to be a financial source of strength to its banking subsidiaries. The Federal Reserve requires bank holding companies to continuously review their dividend policy in light of their organizations' financial condition and in compliance with regulatory capital requirements, and discourages payment ratios that are at maximum allowable levels, unless both asset quality and capital are strong.

Transactions with Affiliates and Insiders

Pursuant to Sections 23A and 23B of the Federal Reserve Act, as implemented by the Federal Reserve's Regulation W, banks are subject to restrictions that limit their ability to engage in transactions with their affiliates, including their parent bank holding companies. Regulation W limits the types, terms and amounts of these transactions and generally requires the transactions to be on an arm's-length basis. In general, Regulation W requires that "covered transactions," which include a bank's extension of credit to or purchase of assets from an affiliate, be limited to 10% of the bank's capital and surplus with respect to any one affiliate, and 20% of the bank's capital and surplus with respect to the aggregate of all covered transactions with all affiliates. In addition, a bank generally may not extend credit to an affiliate unless the extension of credit is secured by specified amounts of collateral. The Dodd-Frank Act expanded the coverage and scope of the limitations on affiliate transactions by treating derivative transactions resulting in a bank's credit exposure to an affiliate as covered transactions. In addition, the Volcker Rule under the Dodd-Frank Act establishes certain prohibitions, restrictions and requirements (known as "Super 23A" and "Super 23B") on transactions between a covered fund and a banking entity that serves as an investment manager, investment adviser, organizer and offeror, or sponsor with respect to that covered fund, regardless of whether the banking entity has an ownership interest in the fund.

Federal law also limits a bank's authority to extend credit to its directors, executive officers and principal stockholders, as well as to entities controlled by such persons (collectively, "insiders"). Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. The terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank's capital.

Community Reinvestment Act

Under the CRA, an IDI has a continuing and affirmative obligation to help serve the credit needs of its communities, including low- and moderate-income borrowers and neighborhoods. The Federal Reserve periodically evaluates a state member bank's performance under applicable performance criteria and assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Federal Reserve takes this performance into account when reviewing applications by banks and their parent companies to expand branches, relocate, add subsidiaries and affiliates, expand into new financial activities and merge with or acquire other financial institutions. Unsatisfactory CRA performance may result in the denial of such applications.

On October 24, 2023, the federal banking agencies issued a final rule revising their framework for evaluating banks' records of community investment under the CRA. On July 16, 2025, the agencies issued a proposal to rescind the October 2023 final rule and reinstate the CRA framework that existed prior to the October 2023 final rule. The Bank received a rating of "Outstanding" in its most recent performance evaluation, which was conducted as of August 12, 2024 using the CRA framework that existed prior to the October 2023 final rule.

FDIC Deposit Insurance Assessments

The FDIC insures the Bank's customer deposits through the DIF up to $250,000 for each depositor, per FDIC-insured bank, for each account ownership category. The DIF is funded mainly through quarterly insurance assessments on insured banks based on their assessment base. The Dodd-Frank Act revised the FDIC's fund management authority by establishing a minimum Designated Reserve Ratio of 1.35 percent of total estimated insured deposits and redefining the assessment base to be calculated as average consolidated total assets minus average tangible equity. The Bank's DIF quarterly assessment is calculated by multiplying its assessment base by the applicable assessment rate. The assessment rate is calculated based on an institution's risk profile, including capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk ratings, certain financial measures to assess an institution's ability to withstand asset related stress and funding related stress, and a measure of loss severity that estimates the relative magnitude of potential losses to the FDIC in the event of the Bank's failure.

A 2022 FDIC rule increased the initial base deposit insurance assessment rate schedules uniformly by two basis points ("bps") beginning in the first quarterly assessment period of 2023, and this increase will remain in effect until the reserve ratio of the DIF meets or exceeds 2 percent. In November 2023, the FDIC approved a final rule to implement a special deposit insurance assessment for eight quarters, starting with the first quarter of 2024, to recover losses to the DIF arising from bank failures that occurred in the Spring of 2023. The Company recognized the entire initial FDIC special assessment charge (the "FDIC charge") of approximately $70 million in the fourth quarter of 2023, and recognized additional charges of $9 million in 2024 due to changes in the FDIC's estimate of the DIF losses. In December 2025, the FDIC updated the estimated DIF losses and projected that the amount collected through the initial eight-quarter collection period would recover the entire amount of estimated losses. Accordingly, the Company recorded $9 million of FDIC special assessment reversals in 2025.

The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound, that the institution has engaged in unsafe or unsound practices, or that the institution has violated any applicable rule, regulation, condition, or order imposed by the FDIC.

Bank Secrecy Act and Anti-Money Laundering

The Bank Secrecy Act ("BSA"), Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 ("PATRIOT Act"), the Anti-Money Laundering Act of 2020 and other federal laws and regulations impose obligations on U.S. financial institutions to implement and maintain a program reasonably designed to prevent, detect and report money laundering and the financing of terrorism, verify the identity of their customers, and comply with recordkeeping and other requirements. Regulatory agencies require that the Bank have an effective governance structure for the program that includes effective oversight by our Board of Directors and management. We regularly evaluate and continue to enhance our program to comply with the BSA, the PATRIOT Act and other anti-money laundering ("AML") laws, regulations and initiatives. Failure of a financial institution to maintain and implement adequate BSA/AML programs, or to comply with all applicable laws or regulations, could have serious legal, compliance, operational, financial and reputational consequences for the institution.

Office of Foreign Assets Control Regulation

The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") is responsible for helping to ensure that U.S. financial institutions do not engage in transactions with certain prohibited parties, as defined by various executive orders and Acts of Congress. Federal banking regulators also examine banks for compliance with regulations administered by the OFAC for economic sanctions against designated foreign countries, designated nationals, and others. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction or account relating to a person or entity on an OFAC list, it must freeze the account, block or reject the transaction, file a suspicious activity report and/or notify the appropriate authorities. Failure to comply with these sanctions could have serious legal, compliance, operational, financial, and reputational consequences, and result in civil monetary penalties on the Company and the Bank.

Privacy and Cybersecurity

Federal statutes and regulations, including the GLBA, require banking organizations to take certain actions to protect nonpublic consumer financial information. The Bank has a privacy policy that it must disclose to consumers annually. In some cases, the Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and the Bank must allow a consumer to opt out of the Bank's sharing of information with its affiliates for marketing and certain other purposes. These additional conditions affect the Bank's information exchanges with credit reporting agencies. The Bank's privacy practices and the effectiveness of its systems to protect consumer privacy are subjects covered in the Federal Reserve's periodic compliance examinations.

The interagency council of the federal banking agencies, the Federal Financial Institutions Examination Council ("FFIEC"), as well as the SEC, regularly issue guidance on cybersecurity practices and procedures that is intended to enhance cybersecurity risk management among financial institutions and their holding companies and affiliates. For example, the FFIEC has issued several policy statements and other guidance for banks in light of the growing risk posed by cybersecurity threats. The FFIEC has continued to focus on such matters as compromised customer credentials, cyber resilience and business continuity planning. Examinations by the banking agencies now include review of an institution's information technology and its ability to thwart or mitigate cyber-attacks. The federal banking agencies require banking organizations to notify their primary federal regulator of significant computer security incidents within 36 hours of determining that such an incident has occurred. Effective December 2023, the SEC also has imposed Form 8-K disclosure obligations for a material cybersecurity incident, among other cybersecurity related disclosure obligations.

On April 8, 2025, the U.S. Department of Justice (the "DOJ") final rule implementing Executive Order 14117 ("Preventing Access to Americans' Bulk Sensitive Personal Data and U.S. Government-Related Data by Countries of Concern") took effect, with certain specified compliance requirements taking effect on October 6, 2025. The final rule prohibits or restricts certain transactions involving access by "countries of concern" or "covered persons" to "government-related data" or "bulk U.S. sensitive personal data." The list of countries of concern includes, among others, the People's Republic of China, including Hong Kong and Macau. The final rule imposes certain diligence, security, audit and record-keeping requirements, and the Bank and its subsidiary, EWCN, have taken the necessary steps to comply with the rule, including by restricting access to data by subsidiaries, affiliates, and vendors.

Consumer data privacy and data protection are also the subject of state laws. For example, the Bank is subject to the California Consumer Privacy Act. Among other provisions, this statute grants consumers several rights, including the right to request to access, correct, and delete their personal information (subject to certain exceptions), and the right to opt out of the sale of their personal information and sharing of personal information for certain targeted advertising purposes. However, a consumer does not have these rights with respect to information that is collected, processed, sold, or disclosed pursuant to the GLBA or the California Financial Information Privacy Act. California also adopted new rules effective January 1, 2026, with different timing requirements depending on obligations related to cyber audits, risk assessments, and automated decision-making. Despite these evolving requirements, the Bank is not in the business of selling consumer or customer data.

The Bank's subsidiary, EWCN, operates under China's privacy, cybersecurity, and data security regulatory framework, which includes the Personal Information Protection Law, the Cybersecurity Law as amended effective January 1, 2026, the Data Security Law, and the Network Data Security Management Regulation that was effective January 1, 2025. EWCN has taken the necessary steps to comply with these laws, including adherence to local laws and regulations related to cross-border data sharing, and maintains policies, controls, and governance procedures designed to comply with these requirements, and also conducts periodic reviews of its data handling and network security practices. As China's regulatory framework continues to evolve, EWCN will monitor developments and update its compliance program as applicable.

Climate-Related Laws and Regulations

During 2025, the federal banking agencies reduced their emphasis on climate-related risks by acknowledging that existing safety and soundness standards already require effective risk management practices. However, certain states, such as California, have continued to highlight climate-related financial risks as part of their sustainability objectives.

In October 2023, California Senate Bill No. 253, the Climate Corporate Data Accountability Act ("SB 253") and Senate Bill No. 261, the Climate-Related Financial Risk Act ("SB 261") were signed into law. SB 253 requires U.S. companies with annual revenues exceeding $1 billion that do business in California to report their Scope 1 and 2 greenhouse gas ("GHG") emissions annually starting in 2026; and Scope 3 GHG emissions starting in 2027. SB 261 applies to U.S. companies with annual revenues over $500 million that do business in California and requires disclosure of climate-related financial risks and mitigation measures taken to address such risks with the first report due on January 1, 2026, and biennially thereafter. On December 9, 2025, California Air Resources Board communicated an August 10, 2026 deadline for the initial Scope 1 and Scope 2 GHG emissions reports required under SB 253, while reporting under SB 261 is deferred pending the outcome of litigation challenging the legislation. The Company is a reporting entity under both SB 253 and SB 261 and has engaged a third-party firm to support compliance with these laws.

Resolution Planning

FDIC rules require covered IDIs to develop and submit detailed plans demonstrating how they could be resolved in an orderly and timely manner in the event of receivership. IDIs with total assets of $100 billion or more are required to submit full resolution plans, and IDIs with total assets between $50 billion and $100 billion, including the Bank, are required to submit more limited informational filings. If the FDIC deemed a resolution plan or informational filing not credible and the IDI then failed to resubmit a credible plan, the IDI could become subject to an enforcement action. The Bank completed and submitted its informational filing on October 1, 2025.

2025 Legislative Developments

In June 2025, California enacted Senate Bill No. 132 (“SB 132”), requiring banks and financial institutions to adopt a single sales factor for income apportionment, effective for tax years beginning on or after January 1, 2025. Prior to SB 132, financial institutions had been required to use an equally weighted three-factor apportionment formula, which considered property, payroll and sales equally in apportioning income for California tax purposes.

In July 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law, introducing significant tax changes. The OBBBA extends or makes permanent various tax provisions that were originally enacted in the 2017 Tax Cuts and Jobs Act and were set to expire at the end of 2025. The OBBBA features modified versions of individual and business tax relief proposals, and other new tax relief measures. In addition, it includes various revenue-raising measures, including changes to certain Inflation Reduction Act clean energy tax credits and various limits on business and individual tax deductions, that are intended to offset part of the cost of the legislation. The Company has been evaluating the impact of the OBBBA on its business and consolidated financial statements.

In July 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act, or the “GENIUS Act,” was signed into law, establishing a federal licensing and supervisory framework for payment stablecoins and their issuers. The GENIUS Act may accelerate and increase the competition that non-traditional financial institutions pose to banks’ payment services, but may also create opportunities for banks to hold stablecoin reserve assets, custody stablecoins, or issue stablecoins. Several key provisions of the GENIUS Act require federal regulatory agencies to adopt implementing regulations, and the Act will take effect the earlier of 18 months after its enactment or 120 days after the agencies issue final implementing regulations.

Future Legislation, Regulation and Supervision Activities

New statutes, regulations and policies that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions and public companies are regularly adopted. Such changes to applicable statutes, regulations, and policies may change the Company’s operating environment in substantial and unpredictable ways, increase the Company’s cost of conducting business, impede the efficiency of internal business processes, subject the Company to increased supervision activities and disclosure and reporting requirements, and restrict or expand the activities in which the Company may engage. Accordingly, such changes may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects, and the overall growth and distribution of loans, investments and deposits. We cannot predict whether or in what form any statute, regulation or policy will be proposed or adopted or the extent to which our business may be affected by any new statute, regulation or policy.

Available Information

The Company’s website is www.eastwestbank.com. The Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, Current Reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and other filings with the SEC are available free of charge at http://investor.eastwestbank.com under the heading “SEC Filings,” as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. These reports are also available on the SEC’s website at www.sec.gov. In addition, the Company’s Code of Conduct, Corporate Governance Guidelines, charters of the Audit Committee, Compensation and Management Development Committee, Executive Committee, Risk Oversight Committee (“ROC”) and Nominating/Corporate Governance Committee, and other corporate governance materials are available on the Investor Relations section of the Company’s website. The information contained on the Company’s website as referenced in this report is not part of this report.

Stockholders may also request a copy free of charge of any of the above-referenced reports and corporate governance documents by writing to: Investor Relations, East West Bancorp, Inc., 135 N. Los Robles Avenue, 7th Floor, Pasadena, California 91101; by calling (626) 768-6000; or by sending an e-mail to InvestorRelations@eastwestbank.com.

ITEM 1A. RISK FACTORS

We, like other financial institutions, face numerous risks inherent to our business, results of operations, and financial condition, many of which are beyond our control. The risk factors described below relate to known risks that could materially impact our business, results of operations, financial condition and the outcome of any matter as to which forward-looking statements contained in this Form 10-K are made. Although these risks are organized by headings and each risk is discussed separately, many are interrelated. In addition, there may be additional risks and uncertainties that may materially impact us in an adverse manner that are not presently known, that are not currently believed to be significant, or that are common to all businesses.

Risks Related to Geographic and Political Uncertainties

Unfavorable general economic, market, political or industry conditions, either domestically or internationally, may adversely affect our business, results of operations, and financial condition.

Our business and results of operations are affected by the financial markets and general economic conditions globally, particularly in the U.S. and Asia, including factors such as the level and volatility of short- and long-term interest rates, inflation, deflation, residential and commercial property prices, collateral asset prices, unemployment and under-employment levels, rental rates and occupancy levels, market or supply chain disruption, labor shortages, bankruptcies, household income, consumer behavior, fluctuations in both debt and equity capital markets and currencies, liquidity of the global financial markets, the availability and cost of capital and credit, government spending and the federal debt ceiling, investor sentiment and confidence in the financial markets, and sustainability of economic growth in the U.S. and Asia. The deterioration of any of these conditions could adversely affect our consumer and commercial business, securities and derivatives portfolios, the level of charge-offs and provision for credit losses, the carrying value of deferred tax assets, capital levels, liquidity, and results of operations. In addition, because our operations and the collateral securing our real estate lending portfolio are primarily concentrated in California, we may be particularly susceptible to adverse economic conditions in California. Any unfavorable economic, market, political, or industry conditions in California and other regions where we operate could lead to the following outcomes, among others:

- greater than expected losses in our credit exposure due to unforeseen economic conditions, which may, in turn, adversely impact our results of operations and financial condition;
- failure of our borrowers to make timely repayments of their loans, or a decrease in the value of real estate or other collateral securing the payment of such loans, which could result in credit losses, delinquencies, foreclosures and customer bankruptcies, and in turn have a material adverse effect on our results of operations and financial condition;
- a decrease in deposit balances and in the demand for loans and other products and services;
- disruptions in the capital markets or other events, including adverse actions by rating agencies and deteriorating investor expectations, which may result in an inability to borrow on favorable terms or at all from other financial institutions;
- an adverse effect on the value of the debt securities portfolio as a result of debt defaults; and
- a loss of confidence in the financial services industry, our market sector and the equity markets by investors, placing pressure on our stock price.

We face risks associated with international operations.

A substantial number of our customers have economic and cultural ties to Asia. The Bank's international presence includes locations in Hong Kong, China and Singapore. Our presence in Asia carries certain risks, including risks relating to our ability to generate revenues from foreign operations and to leverage and conduct business on an international basis, due to legal, regulatory, and tax requirements and restrictions, including restrictions relating to transactions involving access to certain data by persons outside of the U.S.; tariffs, trade barriers, or other trade restrictions; uncertainties regarding liability; difficulties in staffing and managing foreign operations; political and economic risks; and financial risks including currency and payment risks. For example, economic trade and political tensions, including tariffs and other punitive trade policies and disputes between the U.S. and other countries pose a risk to our business and customers. During 2025, the U.S. significantly increased tariffs on various trading partners, however, some of these tariffs were subsequently reversed or reduced. The timing and scope of future policy shifts remain uncertain. The imposition of tariffs, retaliatory tariffs, export controls or other trade restrictions on products, materials or other goods that our customers import or export could impact prices, reduce demand, or otherwise negatively impact our customers' businesses and their ability to service debt. We may also experience a decrease in the demand for loans and other financial products or a deterioration in the credit quality of the loans extended to customers in industry sectors that are most sensitive to the trade restrictions.

Further, a downturn in economic growth, or in stock or real estate markets in Asia, among other things, may negatively impact asset values and the profitability and liquidity of our customers operating in that region. These risks could adversely affect the success of our international operations and could have a material adverse effect on our overall business, results of operations, and financial condition. In addition, we face risks that our employees and affiliates may fail to comply with applicable U.S. and foreign laws and regulations governing our international operations, including the U.S. Foreign Corrupt Practices Act and other anti-corruption laws. Failure to comply with such laws and regulations could, among other things, result in enforcement actions and fines against us, limitations on our conduct and reputational harm, any of which could have a material adverse effect on our business, results of operations and financial condition. Changes in such laws and regulations, regulatory oversight, foreign exchange controls, tariffs, or geopolitical conflict also may adversely impact our international operations.

Natural disasters, the effects of climate change and geopolitical events beyond our control could adversely affect our business, results of operations, and financial condition.

Natural disasters such as wildfires, earthquakes, extreme weather conditions, hurricanes, floods, droughts, widespread health emergencies or pandemics and other acts of nature, and geopolitical events involving political unrest, terrorism, or military conflicts have in the past, and may in the future, cause substantial damage and loss to real and personal property. These events can seriously harm our customers and adversely affect our business operations, including by impairing borrowers' ability to service their loans, decreasing the level and duration of deposits by customers, eroding the value of loan collateral, or resulting in an increase in nonperforming assets, net charge-offs, and provision for credit losses. In addition, natural disasters and geopolitical events could also create macroeconomic challenges such as supply-chain shortages, volatile energy prices, tightened monetary policy and inflation, and economic instability, and otherwise cause a material adverse effect on our business, results of operations and financial condition.

Climate change also presents physical risks to us and our customers, including from discrete weather events, changing climate patterns and other disruptions, as well as transition risks of a shift to a low-carbon economy, including changes in policies, regulations, technologies, consumer sentiment and preferences. Regulatory changes regarding climate risk management and practices may result in higher regulatory and compliance risks and costs. Our reputation and client relationships may be damaged as a result of our practices related to climate change, including our direct or indirect involvement in, or decision not to participate in, certain industries or projects associated with causing climate change, as well as any decisions to conduct or change our activities in response to climate change considerations. Our ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient. These climate-driven changes could materially and negatively impact our and our customers' business, results of operations, financial condition and reputation.

Risks Related to Financial Matters

A significant portion of our loan portfolio is secured by real estate and at a higher degree of risk from a downturn in real estate markets.

Since many of our loans are secured by real estate, a decline in the real estate markets could impact our business and financial condition. Real estate values and real estate markets are generally affected by changes in general economic conditions and employment levels, fluctuations in interest rates, the availability of loans to potential purchasers and the availability and demand for types of real property investments, changes in tax laws and other governmental statutes, regulations and policies, and natural disasters, such as wildfires and earthquakes, which are particularly prevalent in California, where a significant portion of our real estate collateral is located. If real estate values decline, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be further diminished, and we would be more likely to suffer losses on defaulted loans. Furthermore, commercial real estate ("CRE") loans typically involve larger balances to single borrowers or groups of related borrowers. Payments on these loans are often dependent on the successful operation or management of the properties, as well as the business and financial condition of the borrowers. Repayment of such loans may be subject to adverse conditions in the real estate market such as declining property values, rising interest rates, higher vacancy rates or tenant defaults, adverse economic conditions, shifts in demand for different types of properties, or changes in applicable government regulations. Borrowers' inability to repay such loans may have an adverse effect on our business, results of operations and financial condition.

Our business is subject to interest rate risk and variations in interest rates may have a material adverse effect on our financial performance.

Our financial results depend substantially on net interest income, which is the difference between the interest income we earn on interest-earning assets and the interest expense we pay on interest-bearing liabilities. Interest-earning assets primarily include loans extended, securities held in our investment portfolio, and excess cash held to manage short-term liquidity. We fund our assets using deposits and borrowings. We offer interest-bearing deposit products, and a portion of our deposit balances are from noninterest-bearing products. We also enter into interest rate derivatives to manage interest rate risk exposure. The interest rates we receive on our interest-earning assets and pay on our interest-bearing liabilities could be affected by various factors, including macroeconomic challenges, Federal Reserve policies, market interest rate changes in response to inflation, competition, regulatory requirements or a change in our product mix. Changes in key variable market interest rates, such as the federal funds, national prime, or U.S. Treasury rates generally impact our interest rate spread. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Rising interest rates may cause our funding costs to increase at a faster pace than the yield we earn from our assets, which would cause our net interest margin to decrease. Higher interest rates may also result in lower loan production and increased charge-offs in certain segments of our loan portfolio. Falling interest rates may put negative pressure on net interest margin if interest-earning assets reprice faster than interest-bearing liabilities. Declining interest rates could also lead to higher loan refinancing activity, which, in turn, would increase the likelihood of prepayments of loans and mortgage related securities. Changes in interest rates also impact the value of our investments in debt securities, particularly debt securities with longer maturities. Accordingly, changes in levels of interest rates could materially and adversely affect our net interest income, net interest margin, cost of deposits, loan origination volume, average loan portfolio balance, asset quality, liquidity, and overall profitability.

Inflation can have an adverse impact on our business and on our customers.

Inflation results in the value of assets or income from investments being worth less in the future due to a decrease in the value of money. Interest rates are likely to be higher during periods of elevated inflation and, together, these factors typically cause the value of our investment securities, particularly those with longer maturities, to decrease, although this effect is less pronounced for floating rate instruments than for fixed-rate instruments. Prolonged periods of inflation also may impact our profitability by negatively impacting our costs and expenses, including increasing funding costs and expenses related to talent acquisition and retention, and negatively impacting the demand for our products and services. Moreover, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans. Adverse changes in inflation and interest rates could negatively impact consumer and business confidence, and adversely affect the economy as well as our business, results of operations and financial condition.

The monetary policies of the federal government and its agencies could have a material adverse effect on our earnings.

The Federal Reserve Board regulates the supply of money and credit in the U.S. Its policies determine in large part the cost of funds for lending and investing and affect the return earned on those loans and investments, both of which in turn affect our net interest margin. It can also materially decrease the value of financial assets we hold. Federal Reserve policies may also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans, or could adversely create asset bubbles resulting from prolonged periods of accommodative policy. This, in turn, may result in volatile markets and rapidly declining collateral values. Changes in Federal Reserve personnel and policies are beyond our control. Consequently, the impact of these changes on our business, results of operations and financial condition is difficult to predict. While we monitor and manage exposure to changes in monetary policy through asset liability management and risk mitigation strategies, there can be no assurance that shifts in monetary policy, including as a result of the appointment of a new Chairman of the Federal Reserve, will not adversely affect our business, results of operations, and financial condition.

Further downgrades of the U.S. credit rating, potential automatic spending cuts or government shutdowns could negatively impact our business, results of operations and financial condition.

Over the past few years, U.S. debt ceiling and budget deficit concerns have increased the possibility of U.S. government shutdowns, automatic spending cuts, additional U.S. credit rating downgrades and economic slowdowns, or a recession in the U.S. As the federal debt level rises and interest rates remain at elevated levels, the cost of servicing the debt may increase and the perceived creditworthiness of the U.S. government may decrease. The impact of any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Adverse political and economic conditions could have an adverse effect on our business, results of operations and financial condition.

We are subject to fluctuations in foreign currency exchange rates.

Our foreign currency translation exposure derives, in part, from our China subsidiary that has its functional currency denominated in Chinese Renminbi ("RMB"). In addition, as we continue to expand our cross-border business, we have a higher volume of customer transactions in foreign currencies. We have entered into derivative instruments to offset some of the impact of foreign exchange fluctuations. However, given the volatility of exchange rates, there is no assurance that we will be able to effectively manage foreign currency translation risk. Fluctuations in foreign currency exchange rates could have a material unfavorable impact on our net income, therefore adversely affecting our business, results of operations, and financial condition.

Risks Related to Our Capital Resources and Liquidity

As a regulated entity, we are subject to capital requirements, and failure to meet these standards could adversely affect our financial condition.

We and the Bank are subject to certain capital and liquidity rules, including the Basel III Capital Rules, which establish the minimum capital adequacy requirements and may require us to increase our regulatory capital levels and/or targets even in the absence of actual adverse economic conditions or forecasts, and enhance capital planning based on hypothetical future adverse economic scenarios. As of December 31, 2025, we met the requirements of the Basel III Capital Rules, including the capital conservation buffer. Compliance with capital requirements may limit capital-intensive operations and increase operational costs, and we may be limited or prohibited from distributing dividends or repurchasing our stock. This could adversely affect our ability to expand or maintain present business levels, which may adversely affect our business, results of operations and financial condition. Additional information on the regulatory capital requirements applicable to us and the Bank is set forth in *Item 1. Business — Supervision and Regulation — Regulatory Capital Requirements* in this Form 10-K.

As a holding company, we depend on dividends and distributions from the Bank for our liquidity.

We derive most of our cash flow from dividends paid by the Bank. These dividends are the primary source from which we pay dividends on our common stock and principal and interest on our debt obligations. Various federal and California laws and regulations, as well as regulatory expectations, limit the amount of dividends that the Bank may pay to us. See *Item 1. Business — Supervision and Regulation — Dividends and Other Transfers of Funds* in this Form 10-K for a discussion of regulatory requirements applicable to dividends by us and the Bank. Although we have historically declared cash dividends on our common stock, we are not required to do so and there may be circumstances under which we would reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

We are subject to liquidity risk, which could negatively affect the level or cost of our funding.

Market conditions or other events could negatively affect the level of or cost of funding, which in turn could affect our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, or fund asset growth and new business initiatives at a reasonable cost, in a timely manner and without adverse consequences. Although we have implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated changes in assets, liabilities, and off-balance sheet commitments under various economic conditions, a substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our business, results of operations, and financial condition. If the cost effectiveness or the availability of supply in the credit or wholesale funding markets is reduced for a prolonged period of time, our funding needs may require us to access funding and manage liquidity by other means. These alternatives may include generating client deposits, securitizing or selling loans, and further managing loan growth and investment opportunities. These alternative means of funding may not be available under stressed market conditions or realized in a timely fashion.

Any downgrades in our credit ratings could have a material adverse effect on our liquidity, cost of funding, cash flows, business, results of operations and financial condition.

Credit rating agencies evaluate us regularly, and their ratings are based on several factors, including our financial strength, capital adequacy, liquidity, asset quality and ability to generate earnings. Some of these factors are not entirely within our control, including conditions affecting the financial services industry as a whole. Severe downgrades in our credit ratings could impact our business and reduce our profitability in different ways, including a reduction in our access to capital markets, triggering additional collateral or funding obligations which could negatively affect our liquidity. In addition, our counterparties, as well as our clients, rely on our financial strength and stability and evaluate the risks of doing business with us on a regular basis. A decline in our credit ratings could result in a decrease in the number of counterparties and clients who may be willing to transact with us. Our borrowing costs may also be affected by various external factors, including market volatility and concerns or perceptions about the financial services industry. There can be no assurance that we can maintain our credit ratings nor that they will not be changed in the future.

The proportion of our deposit account balances that exceed FDIC insurance limits may expose us to enhanced liquidity risk.

Deposits that exceed applicable FDIC insurance limits, and the possibility of the withdrawal of such deposits over a short period of time, pose a liquidity risk and have been a source of instability in the banking system during prior periods of stress. The ease and speed of the electronic withdrawals may increase this risk. If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, we may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Moreover, obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated interest rates and financial industry instability. Our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for borrowing generally exceed the interest rates paid on deposits. This spread may be exacerbated by higher prevailing interest rates. In addition, because our available-for-sale ("AFS") debt securities lose value when interest rates rise, our ability to cover liquidity needs from sale or pledging of these securities may be negatively impacted during periods of elevated interest rates. Under these circumstances, we may be required to access additional funding from other sources in order to manage our liquidity risk.

Risks Related to Credit Matters

Our allowance for credit losses may not be adequate to cover actual losses.

We establish an allowance for credit losses in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), which includes the allowance for loan and lease losses ("ALLL") and the reserve for unfunded credit commitments. Our ALLL is based on our evaluation of risks associated with our loans held-for-investment portfolio, including historical loss experience, current borrower characteristics, current economic conditions, reasonable and supportable forecasts of future economic conditions, delinquencies, performing status, the size and composition of the loan portfolio, and concentrations within the portfolio. The allowance estimation process requires subjective and complex judgments, including analysis of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. Unexpected changes in economic, market, operating and other conditions in the U.S. and in the international markets could result in, among other things, greater than expected deterioration in credit quality of our loan portfolio or in the value of collateral securing these loans. Due to the inherent risk associated with accounting estimates, our ALLL and our reserve for losses associated with our unfunded credit commitments, which is determined using a similar methodology as that used to establish our ALLL, may not be adequate to absorb actual losses, and future provisions for such losses could have a material adverse effect on our business, results of operations, and financial condition.

We may be subject to increased credit risk and higher credit losses to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral.

Our credit risk and credit losses can increase if our loans are concentrated in borrowers engaged in the same or similar activities, industries, or geographies or to borrowers who as a group may be uniquely or disproportionately affected by economic or market conditions, which could result in materially higher credit losses. For example, the Bank has a concentration of real estate loans in California. Potential deterioration in the California commercial or residential real estate markets or economic conditions could result in additional loan charge-offs and provision for loan losses, which could have a material adverse effect on our business, results of operations, and financial condition. If any industry, market sector, or collateral type were to experience economic difficulties, loan collectability from customers operating in those industries or sectors or holding such collateral types may deteriorate, which could have a material adverse impact on our business, results of operations, and financial condition.

A portion of our lending portfolio is made to non-depository financial institutions to fund their lending activities. Adverse conditions affecting these entities or broader market conditions could result in increased credit risk to us. In addition, a downturn in sectors served by these institutions could increase credit risk to us and negatively impact our business, results of operations, and financial condition.

Risks Related to Our Operations

A cyber-attack, information or security breach, or failure of our operational or security systems or infrastructure, or those of third-party vendors, could disrupt our business, and adversely impact our results of operations, financial condition, cash flows, and liquidity, as well as damage our reputation.

Our business is highly dependent on the security and efficacy of our infrastructure, computer, network and data management systems, as well as those of third parties with which we interact. We face risks of loss resulting from, but not limited to, errors relating to transaction processing and technology, breaches of our internal control system or external compliance requirements, fraud or unauthorized transactions by employees or third parties, cybersecurity incidents, ineffective business continuation and disaster recovery activities. The potential for operational loss exposure exists throughout our organization and among our interactions with third parties, and is expected to increase as we expand our interconnectivity with our customers and other third parties. Any of these operational risk exposures, if realized, could adversely impact our results of operations, financial condition, cash flows, and liquidity, and result in regulatory action, significant litigation exposure and harm to our reputation.

Our ability to process transactions, provide service and conduct our business may be adversely affected by significant disruptions to us or our vendors, which can be caused by events that are wholly or partially beyond our control. These events include, and are not limited to, electrical, telecommunications, networking or other major physical infrastructure outages, cybersecurity incidents, pandemics, natural disasters, and political or social events, including terrorist acts, wars and civil disturbances. We have taken measures to implement backup systems and safeguards and frequently update our systems to support our operations and growth, requiring significant costs and creating risks associated with implementing and integrating new systems. To date, we have not experienced any known cybersecurity incidents resulting in a material impact on our business, financial condition, or operating results. However, we can provide no assurance that all of our security measures will be effective.

Third parties that facilitate our business activities could also be sources of operational and security risks to us. Our ability to implement backup systems or other safeguards with respect to third-party systems is limited. Furthermore, an attack on or failure of a third-party system may not be revealed to us in a timely manner, which could compromise our ability to respond effectively. Some third parties may engage vendors of their own, which introduces the risk that these "fourth parties" could be the source of operational and security failures. If a third party or fourth party with access to the customer account data on our systems experiences a breach or misappropriates such data, we and our customers could suffer material harm, including heightened risk of fraudulent transactions, losses from fraudulent transactions, increased operational costs to remediate any security breach, and reputational harm.

Cybersecurity risks, including ransomware, malware, social engineering, and phishing attacks, for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunication technologies to conduct financial transactions, the significant increased use of remote workstations by employees in recent years, and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, and other threat actors. Our business and many of our customers may have experienced, and may experience again in the future, losses incurred due to fraud or theft related to customers, employees or third parties. These losses may negatively affect our business, results of operations, financial condition, reputation and prospects. We have limited ability to assure the safety and security of our customers' transactions with us to the extent our customers are using their own devices or are a victim of cyberattacks, fraud or other scams by threat actors. Failure to mitigate breaches of security, or to comply with increasingly demanding new and changing industry standards and regulatory requirements could also result in violation of applicable privacy laws, reputational damage, regulatory fines, litigation exposure, increased security compliance costs, and could have an adverse effect on our business, results of operations and financial condition.

Failure to keep pace with technological change could adversely affect our business. We may face risks associated with the utilization of information technology systems to support our operations effectively.

The financial services industry is continuously undergoing rapid technological change with frequent introductions of new technology-driven products and services, including recent rapid developments in artificial intelligence. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological solutions. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, and our efforts to use technological developments to improve the efficiency of our operations may not be effective or may lag our competitors. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our results of operations and financial condition. In addition, if we do not implement systems effectively or if our outsourcing business partners do not perform their functions properly, there could be an adverse effect on us. There can be no assurance that we will be able to effectively maintain or improve our systems and processes, or utilize outsourced talent, to meet our business needs successfully. Any such failure could adversely affect our business, results of operations, financial condition and reputation.

We may be impacted by the actions, soundness or creditworthiness of other financial institutions, which can cause disruption within the industry and increase expenses.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We execute transactions with various counterparties in the financial industry, including broker-dealers, commercial banks, and investment banks. Defaults or failures of financial services institutions and instability in the financial services industry in general can lead to market-wide liquidity problems, increased credit risk and withdrawals of uninsured deposits. Such events could adversely affect our business, results of operations, and financial condition, as well as the market price and volatility of our common stock.

Bank failures may increase the risk of a recession or lead to regulatory changes and initiatives, such as enhanced capital, liquidity, or risk management requirements, which could adversely impact us. Changes to laws or regulations, or the imposition of additional restrictions through supervisory or enforcement activities, could have a material impact on our business. Regulatory changes could also adversely impact our ability to access funding, increase the cost of funding, limit our access to capital markets, and negatively impact our overall financial condition. The 2023 bank failures also resulted in a special assessment by the FDIC to replenish the DIF, which has increased our deposit insurance costs.

Our enterprise risk management program, and our controls and procedures, may not be effective at mitigating the risks to which we are subject, based upon our size, scope, and complexity.

We have established corporate governance and enterprise risk management policies and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which we are subject, including capital, market, liquidity, credit, operational, compliance, legal, strategic, technology and reputational risks. Although we seek to manage our exposure to such risks, and employ a broad and diverse set of risk monitoring and mitigation techniques in the process, including internal controls and disclosure controls and procedures, those techniques are inherently limited because they cannot anticipate the existence or development of risks that are currently unknown or unanticipated. Any system of control and any system to reduce risk exposure, however well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, in some cases we use analytical or forecasting models in our management of risks. If the models are inadequate, or are subject to ineffective governance, our risk management program may also prove ineffective. Actions taken to mitigate identified risks may prove less effective than anticipated. If our risk management program proves ineffective, we could suffer unexpected losses and reputational damage.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified personnel in the banking industry is intense and there is a limited number of qualified people with knowledge of, and experience in, the regional banking industry, especially in the West Coast markets, and in international banking operations, especially in Asia. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. The labor market is currently challenging, with high employee turnover and increased wage pressure. In addition, the proliferation of hybrid work environments may exacerbate the challenges of attracting and retaining talented employees as job markets may be less constrained by physical geography. Our success depends, to a significant degree, on our ability to attract and retain highly-skilled and qualified personnel, as well as the continued contributions of those individuals. In particular, our success has been and continues to be highly dependent upon the abilities of certain key executives. Accordingly, we believe that our future success is dependent upon the development and, when needed, implementation of adequate succession plans. Although both the Board of Directors and management monitor our succession planning for our senior management team, the loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition, and operating results.

We face strong competition in the financial services industry, and we could lose business or suffer margin declines as a result.

We operate in a highly competitive environment. Our competitors include, but are not limited to, commercial banks, savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks, nonbank financial institutions, and other regional, national, and global financial institutions. Some of our major competitors include multinational financial service companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates on loans and deposits, customer service, and range of price and quality of products and services, including new technology-driven products and services. We also face competition from products outside of the traditional finance system, such as stablecoins. The enactment of the GENIUS Act in July 2025 has the potential to accelerate stablecoin adoption. If consumers and businesses shift to stablecoins for payments and liquidity management, we may face reduced demand for our traditional products. Ongoing or increased competition may put pressure on the pricing for our products and services or may cause us to lose market share, particularly with respect to traditional banking products such as loans and deposits. Failure to attract and retain banking customers may adversely impact our loan and deposit growth and in turn, our revenues.

We have engaged in and may continue to engage in further expansion through acquisitions, which could cause disruption to our business and may dilute existing stockholders' interests.

There are risks associated with expanding through mergers and acquisitions. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular transaction, incurring greater than anticipated costs in integrating acquired business, failing to retain customers or employees, and the inability to profitably deploy assets acquired or realize synergies from a transaction. Additional country or region-specific risks are associated with transactions outside the U.S., including in China. To the extent we issue capital stock in connection with acquisition transactions, these transactions and related stock issuances may have a dilutive effect on our earnings per share ("EPS") and share ownership.

New products and services may subject us to additional risks.

From time to time, we may seek to implement new business arrangements or new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. We may invest significant time and resources in developing and marketing new business arrangements, lines of business and/or new products and services. Initial timetables for the introduction and development of new business initiatives, new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible, which could in turn have a material negative effect on our operating results. New business arrangements, new lines of business and/or new products or services also could subject us to additional regulatory requirements, increased scrutiny by our regulators and other legal risks. For example, we and other regional banks are increasingly partnering with fintech and other providers to distribute or market our products and services. Bank regulators have, and may in the future, hold banks responsible for the activities of these fintech companies, including in respect of BSA/AML and consumer compliance matters, or may take the view that these relationships present safety and soundness issues.

Our investments in certain tax-advantaged projects may not generate returns as anticipated, which could result in an adverse impact on our results of operations.

We invest in certain tax-advantaged investments that support qualified affordable housing projects, community development, and renewable energy resources. Our investments in these projects are designed to generate a return in part through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may fail to meet certain government compliance requirements and may not be able to be realized. The risk of not being able to realize, or of subsequently incurring a recapture of, the tax credits and other tax benefits depends on various factors, some of which are outside of our control, including changes in the applicable tax code, as well as the continued economic viability of the project and project operator. The OBBBA accelerated the phase-out of many renewable energy tax credits, including solar and wind-related investment and production tax credits, which could require us to shift our tax credit investment strategy in the future. Any modification, repeal, expiration, delay or reinterpretation of applicable tax incentive regimes, or a project’s failure to satisfy evolving qualification or compliance standards, could reduce or eliminate anticipated tax benefits. The possible inability to realize these tax credits and other tax benefits would have a negative impact on our financial results.

Risks Related to Regulatory, Compliance and Legal Matters

Changes in regulation may require us to change our business practices, increase our costs, limit our ability to make investments and generate revenue, or otherwise adversely affect our business operations and/or competitiveness.

We are subject to extensive regulation under federal and state laws, as well as supervision and examinations by the DFPI, FDIC, Federal Reserve, SEC, CFPB in the U.S. and foreign regulators and other government authorities. We are also subject to enforcement oversight by the DOJ and state attorneys general. In addition, we face certain legal, reputational, and financial risks as a result of serving customers in new or evolving industries that are subject to changing, and at times conflicting laws. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies could affect the manner in which we conduct business. Such changes could also subject us to additional costs and may limit the types of financial services and products we offer, and the investments we make. Further, as we increase in size additional regulatory requirements may become applicable to us.

Given that banks operate in an extensively regulated environment under federal and state law, good standing with our regulators is of fundamental importance to the continuation and growth of our business. In the performance of their supervisory and enforcement duties, the U.S. federal and state regulators, and non-U.S. regulators, have significant discretion and power to initiate enforcement actions for violations of laws and regulations, and unsafe and unsound practices. Further, regulators and bank supervisors continue to exercise qualitative supervision of our industry and specific business operations and related matters. Violations of laws and regulations or deemed deficiencies in risk management or other qualitative practices also may be incorporated into our confidential bank supervisory ratings. A downgrade in these ratings, or other regulatory settlements, enforcement actions or supervisory criticisms, could impose additional risk management and other regulatory oversight requirements, limit our ability to pursue acquisitions or conduct other expansionary activities, require new or additional regulatory approvals before engaging in certain other business activities, and result in civil monetary penalties, other sanctions, and damage to our reputation, all of which could adversely affect our business, financial condition, results of operations and future prospects.

Failure to comply with laws, regulations, or policies could result in civil or criminal sanctions by U.S. federal and state, and non-U.S. agencies, the loss of FDIC insurance, the revocation of our banking charter, civil or criminal monetary penalties, and/or reputational damage, which could have a material adverse impact on our business, results of operations, and financial condition. We continue to adjust our business and operations, capital, policies, procedures, and controls to comply with these laws and regulations, final rulemaking, supervisory requirements and interpretations from the regulatory authorities. See *Item 1. Business — Supervision and Regulation* in this Form 10-K for more information about the regulations to which we are subject.

Changes to fiscal policies and tax legislation may adversely affect our business.

From time to time, the U.S. government may introduce new fiscal policies and tax laws or make substantial changes to existing tax legislation. These changes could have a material impact on our business and our customers' business, results of operations, and financial condition. Our positions or our actions taken prior to such changes may be compromised by such changes. In addition, our actions taken in response to, or in reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in an adverse financial condition. We also provide for current and deferred taxes in our financial statements, based on our results of operations and financial condition. We may take tax return filing positions for which the final determination of tax is uncertain, and our income tax expense could be increased if a federal, state, or local authority were to assess additional taxes that have not been provided for in our consolidated financial statements. There can be no assurance that we will achieve our anticipated effective tax rate. The U.S. government could further introduce new tax legislation or amend current tax laws in a manner that would adversely affect us.

In July 2025, the OBBBA was signed into law, introducing significant tax changes. The OBBBA extends or makes permanent various tax provisions that were originally enacted in the 2017 Tax Cuts and Jobs Act and were set to expire at the end of 2025. The OBBBA features modified versions of individual and business tax relief proposals, and other new tax relief measures. In addition, it includes various revenue-raising measures, including certain changes to the Inflation Reduction Act and various limits on business and individual tax deductions, that are intended to offset part of the cost of the legislation. We are currently evaluating the impact of the OBBBA on our business and future tax strategies.

Complying with the Bank Secrecy Act and other anti-money laundering and sanctions statutes and regulations can increase our compliance costs and risks.

The BSA, the PATRIOT Act, and other laws and regulations require us and other financial institutions to institute and maintain an effective AML program and file suspicious activity reports and currency transaction reports when appropriate. We may provide banking services to customers considered to be higher risk customers, which subjects us to greater enforcement risk under the BSA and requires us to ensure our third-party vendors adhere to the BSA and related regulations. The Financial Crimes Enforcement Network may impose significant civil monetary penalties for violations of those requirements and has been engaging in coordinated enforcement efforts with the federal and state banking regulators, as well as the DOJ, Drug Enforcement Administration, and the Internal Revenue Service.

We are also required to comply with the U.S. economic and trade sanctions administered by the OFAC regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or the U.S. economy. A violation of any AML or OFAC-related law or regulation could subject us to significant civil and criminal penalties as well as regulatory enforcement actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including any acquisition plans. Any of these violations could have a material adverse effect on our business, results of operations, financial condition, reputation, and future prospects.

We could face material legal and reputational harm if we fail to safeguard personal information.

We are subject to complex and evolving laws and regulations, both inside and outside the U.S., governing the privacy and protection of personal information. Individuals whose personal information may be protected by law can include our customers (and in some cases our customers' customers), prospective customers, job applicants, employees, and the employees of our suppliers, and third parties. Complying with laws and regulations applicable to our collection, use, transfer, and storage of personal information can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by us or a third party affiliated with us could expose us to litigation or regulatory fines, penalties or other sanctions. See *Item 1. Business — Supervision and Regulation — Privacy and Cybersecurity* in this Form 10-K for more information about the regulations governing customer data to which we are subject.

We are subject to significant financial and reputational risk arising from lawsuits and other legal proceedings.

We operate in a heavily regulated industry and face significant risks from lawsuits and proceedings brought by customers, borrowers, bank regulators and counterparties. These actions include claims for monetary damages, penalties, fines, and demands for injunctive relief. If these lawsuits or proceedings, whether founded or unfounded, are not resolved in a favorable manner to us, they could lead to significant financial obligations for us, as well as restrictions or changes to how we conduct our business. Although we establish accruals for legal matters when and as required by U.S. GAAP and certain expenses and liabilities in connection with such matters may or may not be covered by insurance, the amount of loss ultimately incurred in relation to those matters may be substantially higher than the amounts accrued and/or insured. As a participant in the financial services industry, we expect to continue to incur significant risks arising from litigation and government scrutiny related to our businesses and operations. Substantial legal liability and government scrutiny could adversely affect our business, results of operations, and financial condition. In addition, we may suffer significant reputational harm as a result of lawsuits and proceedings, adversely impacting our ability to attract and retain customers, employees, and investors. Moreover, it may be difficult to predict the outcome of certain legal proceedings, which may present additional uncertainty to our business prospects.

General Risk Factors

Changes in accounting standards or changes in how the accounting standards are interpreted or applied could materially impact our financial statements.

The preparation of our financial statements is based on accounting standards established by the Financial Accounting Standards Board ("FASB") and the SEC. From time to time, these accounting standards may change, and such changes may have a material impact on our financial statements. In addition, the FASB, SEC, banking regulators, and our independent registered public accounting firm may amend or reverse their previous interpretations or positions on how various standards should be applied. These changes may be difficult to predict and could impact how we prepare and report our financial statements. In some cases, we could be required to adopt a new or revised standard retrospectively, potentially resulting in restatements to a prior period's financial statements.

Our consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

Pursuant to U.S. GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including in determining the allowance for credit loss, accrued liability for litigation, and the fair value of certain financial assets and liabilities, among other items. Our assumptions and estimates may be inaccurate or subjective, particularly in times of market stress or under unforeseen circumstances. Inaccurate assumptions or inadequate design of our forecasting models could result in incorrect or misleading information, and in turn could lead to inappropriate business decisions, such as an inadequate reserve for credit losses, and adversely impact our business, results of operations, and financial condition. Our significant accounting policies and use of estimates are fundamental to understanding our results of operations and financial condition. Some accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In addition, some significant accounting policies require significant judgments in applying complex accounting principles to individual transactions and determining the most appropriate treatment. We have procedures and processes in place to facilitate making these judgments. For a description of these policies, refer to *Note 1 — Summary of Significant Accounting Policies* to the consolidated financial statements and *Item 7. MD&A – Critical Accounting Estimates* in this Form 10-K.

Impairment of goodwill could result in a charge against earnings and thus a reduction in stockholders' equity.

We test goodwill for impairment on an annual basis, or more frequently, if necessary. A significant decline in our expected future cash flows, a material change in interest rates, a significant adverse change in the business climate, slower growth rates, or a significant or sustained decline in the price of our common stock may necessitate taking future charges related to the impairment of goodwill. If we determine that a future write-down of goodwill is necessary, the amount of such an impairment charge could be significant and could adversely affect earnings as well as capital.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Delaware and California law and of our certificate of incorporation, as amended, and bylaws, as amended and restated, could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us. For example, our certificate of incorporation, as amended, requires the approval of the holders of at least two-thirds of the outstanding shares of voting stock to approve certain business combinations. We are also subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of the Board of Directors. Additionally, our certificate of incorporation, as amended, authorizes the Board of Directors to issue preferred stock which could be issued as a defensive measure in response to a takeover proposal.

Additionally, prior approval of the Federal Reserve and the DFPI is generally required for any person to acquire control of us, and control for these purposes may be presumed to exist when a person owns 10% or more of our outstanding common stock. Federal Reserve approval is also generally required for a bank holding company to acquire more than 5% of our outstanding common stock. These and other provisions could make it more difficult for a third party to acquire us, even if an acquisition might be in the best interest of the stockholders.

Managing reputational risk is important to attracting and maintaining customers, investors, and employees.

Threats to our reputation can come from many sources, including unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers or other threat actors. We have policies and procedures, including our Code of Conduct, in place to govern the personal conduct, action and work relationship of our employees with customers, fellow employees, competitors, governmental officials, and suppliers under both official and unofficial situations, in which employees may reasonably be perceived by others as acting as representatives of us. In addition, employees who fail to comply with the Code of Conduct may be subject to disciplinary action, termination of employment, and/or prosecution. However, these policies and procedures may not be fully effective. Negative publicity regarding our business, employees or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental scrutiny.

The price of our common stock may be volatile or may decline.

The price of our common stock may fluctuate in response to various factors, some of which are outside our control. These factors include the risk factors discussed herein, as well as:

- actual or anticipated quarterly fluctuations in our results of operations and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts and rating agencies;
- speculation or changes in perception in the press or investment community;
- strategic actions and announcements by us or our competitors, such as acquisitions or restructurings;
- actions by institutional stockholders;
- addition or departure of key personnel;
- fluctuations in the stock price and operating results of our competitors;
- general market conditions and, in particular, market conditions in the financial services industry;
- anticipated, proposed or adopted regulatory changes or developments;
- cyclical fluctuations;
- trading volume of our common stock; and
- anticipated or pending investigations, proceedings or litigation that involve or affect us.

Industry factors, general economic and political conditions and events, such as cybersecurity incidents or terrorist attacks, economic downturn or recessions, interest rate changes, credit default trends, currency fluctuations, changes to fiscal, monetary or trade policies, or public health issues could also cause our stock price to decline regardless of our operating results. A significant decline in our stock price could result in substantial losses for stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company maintains an Information Security Program to support the management of cybersecurity risk as an integral component of the Company’s enterprise risk management (“ERM”) framework. The Information Security Program encompasses the Company’s cybersecurity policies and practices, which focus on prevention, detection, mitigation and recovery from cybersecurity incidents. In addition, as part of the Information Security Program, the Company has a Security Incident Response Policy and Plan to enable a coordinated response to protect the integrity, security and resiliency of the Company’s information systems, to mitigate the risk of cybersecurity incidents and to escalate information regarding certain cybersecurity incidents to the appropriate management personnel and Board members in a timely fashion. The Information Security Program follows the Cyber Risk Institute Profile, which is a framework aligned with regulatory expectations for managing cyber risk in financial institutions.

The Information Security Program is supported by our three lines of defense model of risk management. The Information Security Team is the first line of defense under the Chief Information Security Officer and provides day-to-day cybersecurity operations including identification and reporting of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response, recovery planning, performance of vulnerability and third party information security assessments, and employee awareness and training programs. In addition, the Information Security Team works in coordination with the individual business lines that have direct and primary responsibility and accountability for identifying, controlling and monitoring cybersecurity risk embedded in their business activities.

The Information Security Team uses industry service providers for security operations, monitoring, investigation and incident response, and the Bank also conducts periodic assessments in collaboration with consulting firms with cybersecurity domain expertise. As the second line of defense, the ERM Team under the Chief Risk Officer independently monitors the cybersecurity risk framework across the Company, as well as the effectiveness of the Information Security Program, and third party vendors' vulnerability and penetration tests against the Company's network. Furthermore, the Third-Party Risk Management Team, in conjunction with the ERM Team and the Information Security Team, oversees, identifies, monitors, investigates and addresses material risks from cybersecurity threats associated with the Company's use of third-party service providers. The Third-Party Risk Management Team is also part of the independent risk management function of the Bank and included in the second line of defense. The ERM Team reports the status of the annual assessment of the effectiveness of the Information Security Program to the Chief Risk Officer, who reports to the Board's ROC. When applicable, the Company obtains Statement on Standards for Attestation Engagement No. 18 reports or equivalent reports for vendor products and services hosted by third parties. Internal Audit serves as the third line of defense and provides additional independent assurance and evaluates the effectiveness of cybersecurity risk management. In addition, the Company regularly engages independent external assessors to perform assessments of its cybersecurity control environment and operating effectiveness.

In addition, the Company uses several internal training methods, through annual mandatory courses on security and privacy for all employees, as well as multiple simulated phishing attacks and regularly providing information security awareness materials throughout the year. The Company also maintains cybersecurity insurance.

Board Oversight

The Board's ROC has primary oversight responsibility for management's efforts to mitigate cybersecurity risk and respond to cybersecurity incidents. The ROC receives quarterly cybersecurity reports, including any reportable incidents, and reviews and approves the Information Security Program at least annually or whenever significant changes are made to the program. These updates include information regarding management's ongoing efforts to manage cybersecurity risk and the steps management has taken to address and mitigate the evolving cybersecurity threat environment. The ROC members include independent directors from the Board who have expertise in areas relevant to their responsibilities over cybersecurity, including senior leadership experience in financial services and information technology.

Role of Management

At the management level, the Information Technology Steering Committee has overall responsibility for identifying, assessing, and managing information security risks, including cybersecurity risk. The Information Technology Steering Committee provides cybersecurity reports periodically to the ROC and is comprised of the Company's senior information technology, information security and third party risk management leaders, including the Chief Risk Officer and Chief Information Security Officer. The Chief Risk Officer is responsible for managing cybersecurity risk and coordinating with the Chief Information Security Officer to ensure the Company's cybersecurity risk profile is managed in a manner consistent with its risk appetite. The Chief Risk Officer also provides periodic reports to the Board's ROC, outlining the overall status of the Company's Information Security Program and its compliance with regulatory guidelines, and coordinating and reporting on incident response. The Chief Information Security Officer is responsible for the day-to-day management of the Information Security Program and Security Incident Response Policy and Plan. The Chief Risk Officer has held various leadership roles at the bank, including over 13 years previously serving as the Company's Chief Financial Officer. The Chief Information Security Officer has over 25 years of work experience in technology and cybersecurity at financial institutions. The majority of Information Security Team members have over 10 years of cybersecurity experience and cumulatively hold over 80 active professional certifications in related fields.

Material Cybersecurity Threat Risk

To date, the Company has not experienced any known cybersecurity incidents that have materially affected its business strategy, results of operations or financial condition. However, we can provide no assurance that all of our security measures will be effective. For additional information regarding cybersecurity threats, please refer to *Item 1, Business – Supervision and Regulation – Privacy and Cybersecurity* and *Item 1A, Risk Factors – Risks Related to Our Operations*.

ITEM 2. PROPERTIES

East West’s corporate headquarters is located at 135 North Los Robles Avenue, Pasadena, California, an eight-story office building, of which it owns 50%. The Company operates in 20 owned and over 90 leased locations in the U.S. and Asia. In the U.S., the Bank’s main operations and administrative offices are located in Southern California. All properties occupied by the Bank are available to be used across all business segments and for corporate purposes.

The Company believes that its facilities are adequate and suitable for its business needs. It evaluates its current and projected space needs and may determine that certain premises or facilities are no longer necessary for its operations. The Company believes that, if necessary, it could secure alternative properties on similar terms without adversely affecting its operations.

ITEM 3. LEGAL PROCEEDINGS

See *Note 12 — Commitments and Contingencies — Litigation* to the Consolidated Financial Statements in this Form 10-K, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information, Holders of Common Stock and Dividends

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol "EWBC". As of January 31, 2026, the Company had 652 stockholders of record of the Company's common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by banks, brokers and other nominees.

A discussion of dividend restrictions is set forth in *Item 1. Business — Supervision and Regulation — Dividends and Other Transfers of Funds* and *Note 16 — Regulatory Requirements and Matters* to the Consolidated Financial Statements in this Form 10-K. For information regarding dividends, see *Item 7. MD&A — Balance Sheet Analysis — Capital* in this Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

For information regarding securities authorized for issuance under the Company's equity compensation plans, see *Note 13 — Stock Compensation Plans* to the Consolidated Financial Statements and *Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* in this Form 10-K.

Five-Year Stock Performance

The following graph and table compare the Company's five-year cumulative total return on its common stock with the cumulative total return of the Standard & Poor's ("S&P") 500 Index and the Keefe, Bruyette & Woods Nasdaq Bank Index ("BKX Index"). The cumulative total shareholder return assumes the investment of $100 in the Company's common stock and in each index on December 31, 2020 and the reinvestment of common stock dividends. The returns shown are based on historical results and are not intended to suggest future performance.

The S&P 500 Index is utilized as a benchmark against performance and is a commonly referenced U.S. equity benchmark consisting of leading companies from different economic sectors. The BKX Index is designed to track the performance of the leading banks and thrifts that are publicly-traded in the U.S., and comprises 24 banking stocks representing the large U.S. national money centers, regional banks and thrift institutions.



Total Return Performance
$275
$250
$225
$200
$175
$150
$125
$100
$75
Value
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
12/31/2025
East West Bancorp, Inc.
BKX Index
S&P 500 Index

Index	December 31, 2020	2021	2022	2023	2024	2025
East West Bancorp, Inc.	**$100.00**	**$157.99**	**$135.17**	**$152.37**	**$211.44**	**$254.35**
BKX Index	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
S&P 500 Index	$100.00	$138.33	$108.73	$107.76	$147.85	$196.01

Repurchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the Company's common stock repurchase activity during the fourth quarter of 2025:

Calendar Month	Total Number of Shares Purchased (1)	Average Price Paid per Share of Common Stock	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions) (2)(3)
October	—	$ —	—	$ 216
November	10,428	$ 99.83	10,428	$ 215
December	—	$ —	—	$ 215
Fourth quarter	**10,428**	**$ 99.83**	**10,428**	

(1) Excludes the repurchase of common stock pursuant to various stock compensation plans and agreements.

(2) Excludes excise taxes and commissions. As part of the Inflation Reduction Act of 2022, a 1% excise tax was imposed on net share repurchases effective January 1, 2023.

(3) On January 22, 2025, the Company's Board of Directors authorized the repurchase of up to $300 million of East West stock, which will remain valid until December 31, 2026.

Refer to *Item 7. MD&A — Balance Sheet Analysis — Capital* and *Item 8. Financial Statements — Note 14 — Stockholders' Equity and Earnings Per Share* for information regarding repurchases under the Company's common share repurchase program.

ITEM 6. [RESERVED]

EAST WEST BANCORP, INC.
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
TABLE OF CONTENTS

Overview

The following discussion provides information about the results of operations, financial condition, liquidity and capital resources of the Company, including its subsidiary bank, East West Bank. This information is intended to facilitate the understanding and assessment of significant changes and trends related to the Company's results of operations and financial condition. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the accompanying notes presented elsewhere in this Form 10-K. For information on our business, see *Item 1. Business* in this Form 10-K.

Current Economic Developments

Evolving trade policies and tariffs and recent government shutdowns raised concerns about inflation, supply chain disruptions, and slower economic growth. The uncertain business environment led to a softening in the labor market, as companies adopted more cautious hiring practices, while reduced immigration further limited labor supply. The residential mortgage and CRE markets moderated but housing affordability pressures remained elevated. The Federal Reserve, which resumed lowering interest rates in late 2025, now faces heightened policy complexity in 2026. The transition to a new Chairman of the Federal Reserve, which is expected after Chairman Jerome Powell's term expires in May 2026, adds additional uncertainty, particularly as leadership debates continue over balancing inflation risks against labor market softening. The economic uncertainty caused by these factors could result in decreased consumer spending and curb business investments. The Company monitors changes in economic and industry conditions and their impacts on the Company's business, customers, employees, communities and markets.

Further discussion of the potential impacts on the Company's business due to the economic environment has been provided in *Item 1A. — Risk Factors — Risks Related to Geographic and Political Uncertainties* and *— Risks Related to Financial Matters* in this Form 10-K.

Financial Review

Our MD&A analyzes the financial condition and results of operations of the Company for 2025 and 2024. Some tables include additional periods to comply with disclosure requirements or to illustrate trends in greater depth. The page locations of specific sections that we refer to are presented in the table of contents. To review our financial condition and results of operations for 2024 and a comparison between 2024 and 2023 results, see *Item 7. MD&A* of our 2024 Form 10-K, which was filed with the SEC on February 28, 2025.

($ and shares in thousands, except per share, and ratio data)	2025	2024
Summary of operations:		
Net interest income before provision for credit losses	$ 2,552,629	$ 2,278,716
Noninterest income	379,227	335,218
Total revenue	2,931,856	2,613,934
Provision for credit losses	160,000	174,000
Noninterest expense	1,046,396	958,073
Income before income taxes	1,725,460	1,481,861
Income tax expense	400,272	316,275
Net income	$ 1,325,188	$ 1,165,586
Per share:		
Basic earnings	$ 9.58	$ 8.39
Diluted earnings	$ 9.52	$ 8.33
Dividends declared	$ 2.40	$ 2.20
Weighted-average number of shares outstanding:		
Basic	138,342	138,898
Diluted	139,130	139,958
Performance metrics:		
Return on average assets (“ROA”)	1.70 %	1.60 %
Return on average common equity (“ROAE”)	16.01 %	15.93 %
Return on average tangible common equity (“ROATCE”) (1)	16.99 %	17.05 %
Common dividend payout ratio	25.30 %	26.58 %
Net interest margin	3.41 %	3.27 %
Efficiency ratio (2)	35.69 %	36.65 %
At year end:		
Total assets	$ 80,434,997	$ 75,976,475
Total loans	$ 56,899,148	$ 53,726,637
Total deposits	$ 67,082,701	$ 63,175,023
Common shares outstanding at period-end	137,579	138,437
Book value per share	$ 64.68	$ 55.79
Tangible book value per share (1)	$ 61.27	$ 52.39

(1) For additional information regarding the reconciliation of these non-U.S. GAAP financial measures, refer to *Item 7. MD&A — Reconciliation of GAAP to Non-GAAP Financial Measures* in this Form 10-K.
(2) Efficiency ratio is calculated as noninterest expense divided by total revenue.

The Company’s 2025 net income was $1.3 billion, a $160 million or 14% increase from 2024. The increase was primarily driven by higher net interest income before provision for credit losses, increased noninterest income and a decrease in provision for credit losses, partially offset by higher noninterest expense and income tax expense. Noteworthy items about the Company’s performance for 2025 included:

- **Net interest income and net interest margin.** Year-over-year net interest income before provision for credit losses increased $274 million or 12% to $2.6 billion in 2025. Full year 2025 net interest margin was 3.41%, a 14 bp increase year-over-year.

- **Earnings per share growth.** Full year 2025 basic EPS and diluted EPS both expanded 14% to $9.58 and $9.52, respectively.

- **Profitability ratios.** Full year 2025 ROA and ROAE of 1.70% and 16.01%, respectively, expanded 10 bps and 8 bps, respectively, year-over-year. Full year 2025 ROATCE was 16.99%. ROATCE is a non-GAAP financial measure. For additional information regarding the reconciliation of non-GAAP financial measures, refer to *Item 7. MD&A — Reconciliation of GAAP to Non-GAAP Financial Measures* in this Form 10-K.

- **Efficiency ratio.** The efficiency ratio was 35.69% in 2025, a 96 bp improvement compared with 2024. The improvement in the efficiency ratio primarily reflected a year-over-year increase in net interest income before provision for credit losses.

- **Asset growth.** Total assets reached $80.4 billion as of December 31, 2025, an increase of $4.5 billion or 6% year-over-year, primarily driven by loan growth of $3.0 billion or 6%, and an increase in AFS debt securities of $2.4 billion or 22%.

- **Deposit growth.** Total deposits were $67.1 billion as of December 31, 2025, an increase of $3.9 billion or 6% year-over-year, primarily reflecting growth in time deposits and noninterest-bearing demand deposits.

- **Capital levels.** Stockholders' equity was $8.9 billion as of December 31, 2025, up $1.2 billion or 15%, from December 31, 2024. Book value per share of $64.68 as of December 31, 2025, increased $8.89 or 16% from December 31, 2024. Tangible book value per share of $61.27 as of December 31, 2025, increased $8.88 or 17% from December 31, 2024. Tangible book value per share is a non-GAAP financial measure. For additional details, see the reconciliation of non-GAAP financial measures presented under *Item 7. MD&A — Reconciliation of GAAP to Non-GAAP Financial Measures* in this Form 10-K.

Results of Operations

Net Interest Income

The Company's primary source of revenue is net interest income, which is the interest income earned on interest-earning assets less interest expense paid on interest-bearing liabilities. Net interest margin is the ratio of net interest income to average interest-earning assets. Net interest income and net interest margin are impacted by several factors, including changes in average balances and the composition of interest-earning assets and funding sources, market interest rate fluctuations and the slope of the yield curve, repricing characteristics and maturity of interest-earning assets and interest-bearing liabilities, the volume of noninterest-bearing sources of funds, and asset quality.


Net Interest Income and Net Interest Margin
$2.3
$2.3
$2.6
5.02%
5.14%
4.21%
3.61%
3.27%
3.41%
2023
2024
2025
Net Interest Income ($ in billions)
Net Interest Margin
Average Effective Fed Funds Rate

Net interest income and net interest margin for 2025 increased year-over-year. The $274 million or 12% year-over-year increase in 2025 net interest income is primarily due to lower interest-bearing deposit funding costs and increases in the average balances of deposits, AFS debt securities and loans, partially offset by lower loan yields. The 14 bps year-over-year increase in 2025 net interest margin primarily reflected lower interest-bearing deposit costs, partially offset by an increase in AFS securities and decreases in the yield and balances of interest-bearing cash and deposits with banks.


Average Interest-earning Assets and Yields
$64.0
$69.7
$74.9
5.77%
6.01%
5.73%
2023
2024
2025
Average Interest-earning Assets ($ in billions)
Yield on Average Interest-earning Assets

Average interest-earning assets increased $5.2 billion or 7% to $74.9 billion in 2025. The year-over-year increase in average interest-earning assets primarily reflected increases in AFS debt securities and loan growth. The yield on average interest-earning assets was 5.73% in 2025, a decrease of 28 bps from 2024. The year-over-year decrease in the yield on average interest-earning assets primarily reflected the impact of lower benchmark interest rates of the loan portfolio.


Average Total Loans and Yields
$49.5
$52.4
$54.6
6.40%
6.67%
6.40%
5.02%
5.14%
4.21%
2023
2024
2025
Average Loans ($ in billions)
Yield on Average Total Loans
Average Effective Fed Funds Rate

The average loan yield was 6.40% in 2025, a decrease of 27 bps from 2024. The year-over-year decrease in the average loan yield primarily reflected the loan portfolio's sensitivity to lower benchmark interest rates. Excluding the $32 million discount accretion and interest recoveries from the full payment on purchased credit impaired and workout loans from the 2025 loans' interest income, the adjusted average loan yield for 2025 was 6.34%, compared with 6.67% in 2024. Adjusted average loan yield is a non-GAAP financial ratio. For additional details, refer to *Item 7. MD&A — Reconciliation of GAAP to Non-GAAP Financial Measures* in this Form 10-K. Approximately 58% of loans held-for-investment were variable-rate as of both December 31, 2025 and 2024.


Noninterest and Interest-bearing Deposit Mix
($ in billions)
$55.0
$59.7
$64.8
31%
25%
24%
69%
75%
76%
2023
2024
2025
Average Interest-bearing Deposits
Average Noninterest-bearing Deposits


Average Cost of Deposits,
Average Cost of Interest-bearing Deposits and
Average Cost of Funds
Relative to Average Effective Fed Funds Rate
502
514
421
219
319
235
288
383
302
246
324
256
2023
2024
2025
Average Cost of Deposit (in bps)
Average Cost of Interest-bearing Deposits (in bps)
Average Cost of Funds (in bps)
Average Effective Fed Funds rate (in bps)

Deposits are an important source of funds and impact both net interest income and net interest margin. Average deposits of $64.8 billion in 2025, increased $5.2 billion or 9% from 2024. Average noninterest-bearing deposits of $15.6 billion in 2025, increased $799 million or 5% from 2024. Average noninterest-bearing deposits made up 24% and 25% of average deposits in 2025 and 2024, respectively.

The average cost of deposits was 2.46% in 2025, a decrease of 42 bps from 2024. The average cost of interest-bearing deposits was 3.24% in 2025, a decrease of 59 bps from 2024. These year-over-year decreases primarily reflected the impacts of lower benchmark interest rates and the Company's efforts to reduce deposit costs.

The average cost of funds calculation includes deposits, short-term borrowings, FHLB advances, assets sold under repurchase agreements ("repurchase agreements") and long-term debt. In 2025, the average cost of funds was 2.56%, a decrease of 46 bps from 2024. The year-over-year decrease was mainly driven by the change in the average cost of deposits as discussed above.

The Company utilizes various tools to manage interest rate risk. Refer to the *Interest Rate Risk Management* section of *Item 7. MD&A — Risk Management — Market Risk Management* for details.

The following table presents the interest spread, net interest margin, average balances, interest income and expense, and the average yield/rate by asset and liability component in 2025, 2024 and 2023:

	Year Ended December 31,								
	2025			2024			2023		
($ in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
ASSETS									
Interest-earning assets:									
Interest-bearing cash and deposits with banks	$ 4,264,056	$ 159,081	3.73%	$ 4,936,550	$ 231,794	4.70%	$ 4,638,630	$ 220,643	4.76%
Assets purchased under resale agreements ("resale agreements") (1)	425,000	6,475	1.52%	519,263	11,254	2.17%	691,223	20,164	2.92%
Debt securities:									
AFS (2)(3)	12,516,569	572,959	4.58%	8,811,274	399,280	4.53%	6,105,999	225,592	3.69%
Held-to-maturity ("HTM") (2)	2,890,503	48,978	1.69%	2,935,937	49,785	1.70%	2,976,237	50,598	1.70%
Total debt securities (2)	15,407,072	621,937	4.04%	11,747,211	449,065	3.82%	9,082,236	276,190	3.04%
Loans:									
Commercial and industrial ("C&I") (2)	17,447,333	1,242,165	7.12% (4)	16,492,472	1,294,451	7.85%	15,499,899	1,190,940	7.68%
CRE (2)	20,709,803	1,281,156	6.19%	20,316,013	1,292,973	6.36%	19,824,272	1,227,795	6.19%
Residential mortgage	16,420,367	968,689	5.90%	15,504,795	900,514	5.81%	14,155,784	750,813	5.30%
Other consumer	47,456	2,651	5.59%	55,500	3,041	5.48%	65,181	3,198	4.91%
Total loans (2)(5)(6)	54,624,959	3,494,661	6.40% (4)	52,368,780	3,490,979	6.67%	49,545,136	3,172,746	6.40%
Restricted equity securities	161,400	11,242	6.97%	147,080	10,104	6.87%	82,177	4,062	4.94%
Total interest-earning assets	**$74,882,487**	**$4,293,396**	**5.73%**	**$69,718,884**	**$4,193,196**	**6.01%**	**$64,039,402**	**$3,693,805**	**5.77%**
Noninterest-earning assets:									
Cash and due from banks	386,798			345,056			555,689		
Allowance for loan, lease, and securities' losses	(763,105)			(688,448)			(625,785)		
Other assets	3,393,682			3,446,350			3,788,199		
Total assets	**$77,899,862**			**$72,821,842**			**$67,757,505**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Checking deposits	$ 7,589,980	$ 183,262	2.41%	$ 7,731,828	$ 221,367	2.86%	$ 7,658,414	$ 179,200	2.34%
Money market deposits	15,685,199	488,496	3.11%	13,970,375	525,870	3.76%	11,680,540	399,482	3.42%
Savings deposits	1,719,422	13,519	0.79%	1,770,041	17,764	1.00%	2,128,943	15,573	0.73%
Time deposits	24,256,155	909,252	3.75%	21,400,834	955,173	4.46%	16,301,856	611,295	3.75%
Total interest-bearing deposits	49,250,756	1,594,529	3.24%	44,873,078	1,720,174	3.83%	37,769,753	1,205,550	3.19%
Bank Term Funding Program ("BTFP"), short-term borrowings and federal funds purchased	740	22	2.97%	962,061	42,163	4.38%	3,591,114	157,002	4.37%
FHLB advances	3,181,509	141,472	4.45%	2,752,733	147,269	5.35%	123,288	6,430	5.22%
Repurchase agreements	46,199	2,082	4.51%	3,613	197	5.45%	34,443	1,497	4.35%
Long-term debt and finance lease liabilities	35,780	2,662	7.44%	58,467	4,677	8.00%	152,790	11,072	7.25%
Total interest-bearing liabilities	**$52,514,984**	**$1,740,767**	**3.31%**	**$48,649,952**	**$1,914,480**	**3.94%**	**$41,671,388**	**$1,381,551**	**3.32%**
Noninterest-bearing liabilities and stockholders' equity:									
Demand deposits	15,598,605			14,799,961			17,192,978		
Accrued expenses and other liabilities	1,509,865			2,056,755			2,410,154		
Stockholders' equity	8,276,408			7,315,174			6,482,985		
Total liabilities and stockholders' equity	**$77,899,862**			**$72,821,842**			**$67,757,505**		
Interest rate spread			**2.42%**			**2.07%**			**2.45%**
Net interest income and net interest margin		**$2,552,629**	**3.41%**		**$2,278,716**	**3.27%**		**$2,312,254**	**3.61%**

(1) Includes the average balances and interest income for securities and loans purchased under resale agreements for 2023. There were no loans purchased under resale agreements for both 2025 and 2024.
(2) Yields on tax-exempt debt securities and loans are not presented on a tax-equivalent basis.
(3) Includes the amortization of net premiums on AFS debt securities of $26 million, $35 million and $31 million for 2025, 2024 and 2023, respectively.
(4) Includes $32 million of additional interest income from discount accretion and interest recoveries from the full payment on purchased credit impaired and workout loans during the twelve months ended December 31, 2025. Refer to *Item 7. MD&A — Reconciliation of GAAP to Non-GAAP Financial Measures* in this Form 10-K.
(5) Average balances include nonperforming loans and loans held-for-sale.
(6) Includes the accretion of net deferred loan fees and amortization of net premiums, which totaled $81 million for 2025 and $53 million for each of 2024 and 2023.

The following table summarizes the extent to which changes in (1) interest rates, and (2) volume of average interest-earning assets and average interest-bearing liabilities affected the Company's net interest income for the periods presented. The total change for each category of interest-earning assets and interest-bearing liabilities is segmented into changes attributable to variations in volume and yield/rate. Changes that are not solely due to either volume or yield/rate are allocated proportionally based on the absolute value of the change related to average volume and average yield/rate.

	Year Ended December 31,					
	2025 vs. 2024			2024 vs. 2023		
		Changes Due to			Changes Due to	
($ in thousands)	**Total Change**	**Volume**	**Yield/Rate**	**Total Change**	**Volume**	**Yield/Rate**
Interest-earning assets:						
Interest-bearing cash and deposits with banks	$ (72,713)	$ (28,990)	$ (43,723)	$ 11,151	$ 14,019	$ (2,868)
Resale agreements [(1)]	(4,779)	(1,813)	(2,966)	(8,910)	(4,382)	(4,528)
Debt securities:						
AFS	173,679	169,573	4,106	173,688	114,930	58,758
HTM	(807)	(770)	(37)	(813)	(684)	(129)
Total debt securities	172,872	168,803	4,069	172,875	114,246	58,629
Loans:						
C&I	(52,286)	72,271	(124,557)	103,511	77,492	26,019
CRE	(11,817)	24,775	(36,592)	65,178	30,853	34,325
Residential mortgage	68,175	53,837	14,338	149,701	74,955	74,746
Other consumer	(390)	(448)	58	(157)	(506)	349
Total loans	3,682	150,435	(146,753)	318,233	182,794	135,439
Restricted equity securities	1,138	996	142	6,042	4,045	1,997
Total interest and dividend income	$ 100,200	$ 289,431	$ (189,231)	$ 499,391	$ 310,722	$ 188,669
Interest-bearing liabilities:						
Checking deposits	$ (38,105)	$ (3,994)	$ (34,111)	$ 42,167	$ 1,734	$ 40,433
Money market deposits	(37,374)	59,918	(97,292)	126,388	83,521	42,867
Savings deposits	(4,245)	(495)	(3,750)	2,191	(2,930)	5,121
Time deposits	(45,921)	118,165	(164,086)	343,878	213,823	130,055
Total interest-bearing deposits	(125,645)	173,594	(299,239)	514,624	296,148	218,476
BTFP, short-term borrowings and federal funds purchased	(42,141)	(42,104)	(37)	(114,839)	(115,219)	380
FHLB advances	(5,797)	21,081	(26,878)	140,839	140,669	170
Repurchase agreements	1,885	1,925	(40)	(1,300)	(1,606)	306
Long-term debt and finance lease liabilities	(2,015)	(1,707)	(308)	(6,395)	(7,443)	1,048
Total interest expense	$ (173,713)	$ 152,789	$ (326,502)	$ 532,929	$ 312,549	$ 220,380
Changes in net interest income	**$ 273,913**	**$ 136,642**	**$ 137,271**	**$ (33,538)**	**$ (1,827)**	**$ (31,711)**

(1) Includes the average balances and interest income for securities and loans purchased under resale agreements for 2023. There were no loans purchased under resale agreements for both 2025 and 2024.

Noninterest Income

The following table presents the components of noninterest income for the periods indicated:

($ in thousands)	Year Ended December 31, 2025	2024	% Change from 2024	2023
Commercial and consumer deposit-related fees	$ 111,844	$ 103,880	8 %	$ 93,811
Lending and loan servicing fees	107,988	98,455	10 %	83,876
Foreign exchange income	58,905	54,605	8 %	48,276
Wealth management fees	50,000	38,627	29 %	26,994
Customer derivative income, net of mark-to-market adjustments:				
Customer derivative income	19,053	14,923	28 %	23,216
Derivative mark-to-market and credit valuation adjustments	(2,197)	1,478	NM	(3,016)
Total customer derivative income, net of mark-to-market adjustments	16,856	16,401	3 %	20,200
Net gains (losses) on AFS debt securities	963	2,069	(53)%	(6,862)
Other investment income	10,868	5,611	94 %	9,348
Other income	21,803	15,570	40 %	17,469
Total noninterest income	**$ 379,227**	**$ 335,218**	**13 %**	**$ 293,112**
Noninterest income as a percentage of total revenue	**13 %**	**13 %**		**11 %**

NM — Not meaningful.

Noninterest income comprised 13% of total revenue in both 2025 and 2024. Noninterest income for 2025 was $379 million, a $44 million or 13% increase compared with 2024. The increase was primarily due to higher wealth management fees, lending and loan servicing fees, commercial and consumer deposit-related fees, other income, other investment income, and foreign exchange income.

Commercial and consumer deposit-related fees were $112 million in 2025, an increase of $8 million or 8%, compared with 2024. This year-over-year increase was primarily due to analysis service fees, which reflected higher commercial customer activity and fee increases.

Lending and loan servicing fees were $108 million in 2025, an increase of $10 million or 10%, compared with 2024. The year-over-year increase was primarily due to higher trade finance and credit enhancement fees driven by increased customer activity.

Foreign exchange income was $59 million, an increase of $4 million or 8%, compared with 2024. The year-over-year increase was primarily due to increased customer activity and the favorable valuation of certain foreign currency denominated balance sheet items, partially offset by losses on foreign exchange trades.

Wealth management fees were $50 million in 2025, an increase of $11 million or 29%, compared with 2024. The year-over-year increase primarily reflected higher customer demand for wealth management products such as fixed-rate corporate bonds and fixed annuities.

Other investment income was $11 million in 2025, an increase of $5 million or 94% compared with 2024. The year-over-year increase primarily reflected $5 million of recoveries, $3 million of which were related to the Company's previous investment in DC Solar recorded in other investment income, $1 million of fair value gains from the derivative liability-classified equity contract related to the 2023 Rayliant investment, and higher distributions from affordable housing partnership investments.

Other income was $22 million in 2025, an increase of $6 million or 40% compared with 2024. The year-over-year increase primarily reflected $4 million increased income from bank-owned life insurance and a structuring fee received from an energy tax credit investment.

Noninterest Expense

The following table presents the components of noninterest expense for the periods indicated:

($ in thousands)	Year Ended December 31, 2025	2024	% Change from 2024	2023
Compensation and employee benefits	$ 618,753	$ 550,734	12 %	$ 508,538
Occupancy and equipment expense	66,129	64,399	3 %	64,528
Deposit account expense	35,218	47,390	(26)%	43,143
Computer and software related expenses	54,737	47,271	16 %	44,475
Deposit insurance premiums and regulatory assessments	31,725	45,736	(31)%	103,308
Other operating expense	165,039	148,301	11 %	136,305
Amortization of tax credit and CRA investments	74,795	54,242	38 %	120,299
Total noninterest expense	**$ 1,046,396**	**$ 958,073**	**9 %**	**$ 1,020,596**

Noninterest expense was $1.0 billion in 2025, an increase of $88 million or 9%, compared with 2024. The increase was primarily due to higher compensation and employee benefits, amortization of tax credit and CRA investments, other operating expense, and computer and software related expenses, partially offset by lower deposit insurance premiums and regulatory assessments, and deposit account expense.

Compensation and employee benefits were $619 million in 2025, an increase of $68 million or 12%, compared with 2024. The year-over-year increase was primarily driven by $31 million of additional compensation expense recognized from the change in equity award expense recognition for retirement eligible employees, while the remaining increase was due to merit increases and staffing growth. Refer to *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Stock-Based Compensation* for details related to the change in the timing of recognition for awards granted to retirement-eligible employees.

Deposit account expense was $35 million in 2025, a decrease of $12 million or 26%, compared with 2024. The year-over-year decrease was primarily driven by lower balances and referral rates paid on certain deposit accounts.

Computer and software related expenses were $55 million in 2025, an increase of $7 million or 16% compared with 2024. The year-over-year increases primarily reflected higher software expenses and data processing costs to support the Company’s growth.

Deposit insurance premiums and regulatory assessments were $32 million in 2025, a decrease of $14 million or 31%, compared with 2024. The year-over-year decrease was primarily due to lower FDIC charges, which reflected a decrease in the estimated losses to the FDIC’s DIF. For additional information related to the FDIC charge, see *Item 1. Business — Supervision and Regulation — FDIC Deposit Insurance Assessments* in this Form 10-K.

Other operating expense was $165 million in 2025, an increase of $17 million or 11%, compared with 2024. The year-over-year increase was primarily due to problem loan related expenses, higher consulting expenses for various Company initiatives, and other real estate owned (“OREO”) write-downs, partially offset by a decrease in interest paid on cash collateral.

Amortization of tax credit and CRA investments was $75 million in 2025, an increase of $21 million or 38%, compared with 2024. The year-over-year increase was primarily due to the timing of tax credit investments that closed in a given period.

Income Taxes

The following table presents income before income taxes, income tax expense and effective tax rate for the periods indicated:

($ in thousands)	Year Ended December 31, 2025	2024	% Change from 2024	2023
Income before income taxes	$ 1,725,460	$ 1,481,861	16%	$ 1,459,770
Income tax expense	$ 400,272	$ 316,275	27%	$ 298,609
Effective tax rate	23.2 %	21.3 %		20.5 %

Income tax expense for 2025, compared with 2024, increased $84 million or 27%, primarily due to higher pre-tax income, and the one-time revaluation of deferred tax assets due to the adoption of the California single sales factor apportionment method in 2025, partially offset by favorable adjustments driven by a lower California state tax apportionment. The differences between the 2025 and 2024 effective tax rates from the federal statutory rate of 21% were primarily due to state taxes, partially offset by tax credits associated with energy, affordable housing, historic and new market tax credit investments. Refer to *Note 11 — Income Taxes* to the Consolidated Financial Statements in this Form 10-K.

Operating Segment Results

The Company organizes its operations into three reportable operating segments: (1) Consumer and Business Banking; (2) Commercial Banking; and (3) Treasury and Other. These segments are defined based on customer type, the channels where customers are served, and the products and services provided. For a description of the Company's internal management reporting process, including the segment cost allocation methodology, see *Note 17 — Business Segments* to the Consolidated Financial Statements in this Form 10-K.

Segment net interest income represents the difference between actual interest earned on assets and interest incurred on liabilities of the segment, adjusted for funding charges or credits through the Company's internal funds transfer pricing process.

Consumer and Business Banking

The Consumer and Business Banking segment primarily provides financial products and services to consumer and commercial customers through the Company's domestic branch network and digital banking platforms. This segment offers consumer and commercial deposits, mortgage and home equity loans, and other products and services. It also originates commercial loans for small- and medium-sized enterprises through the Company's branch network. Other products and services provided by this segment include wealth management, private banking, treasury management, interest rate risk hedging and foreign exchange services.

The following table presents financial information for the Consumer and Business Banking segment for the periods indicated:

	Year Ended December 31,				
			Change from 2024		
($ in thousands)	2025	2024	$	%	2023
Net interest income before provision for credit losses	$ 1,079,288	$ 1,152,033	$ (72,745)	(6)%	$ 1,225,954
Noninterest income	120,779	108,773	12,006	11 %	103,210
Total revenue before provision for credit losses	1,200,067	1,260,806	(60,739)	(5)%	1,329,164
Provision for credit losses	26,044	8,691	17,353	200 %	21,454
Compensation and employee benefits	240,500	217,612	22,888	11 %	203,387
Other noninterest expense	229,833	234,494	(4,661)	(2)%	261,406
Total noninterest expense	470,333	452,106	18,227	4 %	464,793
Segment income before income taxes	703,690	800,009	(96,319)	(12)%	842,917
Income tax expense	201,003	236,791	(35,788)	(15)%	247,952
Segment net income	$ 502,687	$ 563,218	$ (60,531)	(11)%	$ 594,965
Average loans	$ 20,313,671	$ 18,966,662	$ 1,347,009	7 %	$ 17,739,984
Average deposits	$ 33,384,458	$ 30,815,912	$ 2,568,546	8 %	$ 28,174,781

Consumer and Business Banking segment net income decreased $61 million or 11% year-over-year to $503 million in 2025, primarily due to a $73 million decrease in net interest income, a $23 million increase in compensation and employee benefits, and a $17 million increase in provision for credit losses, partially offset by a $12 million increase in noninterest income.

The decrease in net interest income before provision for credit losses was primarily driven by the year-over-year decline in interest rates. The increase in noninterest income was mainly driven by higher wealth management fees in 2025. The increase in provision for credit losses was driven by loan growth and the worsening macroeconomic outlook in the residential mortgage loan sector in 2025. The increase in compensation and employee benefits was primarily due to staffing growth and increased wealth management commissions. The decrease in other noninterest expense was primarily driven by decreased deposit insurance premiums and regulatory assessments, from lower FDIC charges.

Commercial Banking

The Commercial Banking segment primarily generates commercial loan and deposit products. Commercial loan products include CRE lending, construction finance, commercial business lending, working capital lines of credit, trade finance, letters of credit, affordable housing lending, asset-based lending, asset-backed finance, project finance, equipment financing, and loan syndication. Commercial deposit products and other financial services include treasury management, foreign exchange services, and interest rate and commodity risk hedging.

The following table presents financial information for the Commercial Banking segment for the periods indicated:

	Year Ended December 31,				
			Change from 2024		
($ in thousands)	2025	2024	$	%	2023
Net interest income before provision for credit losses	$ 1,028,314	$ 1,125,931	$ (97,617)	(9)%	$ 1,116,013
Noninterest income	218,177	197,780	20,397	10 %	168,502
Total revenue before provision for credit losses	1,246,491	1,323,711	(77,220)	(6)%	1,284,515
Provision for credit losses	152,085	166,953	(14,868)	(9)%	100,391
Compensation and employee benefits	246,303	234,240	12,063	5 %	217,663
Other noninterest expense	157,616	161,969	(4,353)	(3)%	158,949
Total noninterest expense	403,919	396,209	7,710	2 %	376,612
Segment income before income taxes	690,487	760,549	(70,062)	(9)%	807,512
Income tax expense	196,979	224,897	(27,918)	(12)%	237,359
Segment net income	$ 493,508	$ 535,652	$ (42,144)	(8)%	$ 570,153
Average loans	$ 34,000,936	$ 32,996,221	$ 1,004,715	3 %	$ 31,365,547
Average deposits	$ 27,137,950	$ 25,820,956	$ 1,316,994	5 %	$ 23,304,066

Commercial Banking segment net income decreased $42 million or 8% year-over-year to $494 million in 2025, primarily driven by a $98 million decrease in net interest income, partially offset by a $20 million increase in noninterest income and a $15 million decrease in provision for credit losses.

The net interest income decrease was primarily driven by the year-over-year decline in interest rates. The noninterest income increase was primarily due to increases in lending and loan servicing fees, commercial deposit-related fees, and wealth management fees. The decrease in provision for credit losses was primarily driven by lower net charge-offs in the C&I portfolio. The increase in compensation and employee benefits was primarily driven by staffing growth. The decrease in other noninterest expense was primarily driven by the decreases in deposit account expense and deposit insurance premiums and regulatory assessments, partially offset by increased loan related expenses.

Treasury and Other

Centralized functions, including the corporate treasury activities of the Company, tax credit investment activity, eliminations of inter-segment amounts, and centrally managed departments, have been aggregated and included in the Treasury and Other segment.

The following table presents financial information for the Treasury and Other segment for the periods indicated:

	Year Ended December 31,				
			Change from 2024		
($ in thousands)	2025	2024	$	%	2023
Net interest income (loss) before (reversal of) provision for credit losses	$ 445,027	$ 752	$ 444,275	NM	$ (29,713)
Noninterest income	40,271	28,665	11,606	40 %	21,400
Total revenue (loss) before (reversal of) provision for credit losses	485,298	29,417	455,881	NM	(8,313)
(Reversal of) provision for credit losses	(18,129)	(1,644)	(16,485)	NM	3,155
Compensation and employee benefits	131,950	98,882	33,068	33 %	87,488
Other noninterest expense	40,194	10,876	29,318	270 %	91,703
Total noninterest expense	172,144	109,758	62,386	57 %	179,191
Segment income (loss) before income taxes	331,283	(78,697)	409,980	NM	(190,659)
Income tax expense (benefit)	2,290	(145,413)	147,703	NM	(186,702)
Segment net income (loss)	$ 328,993	$ 66,716	$ 262,277	393 %	$ (3,957)
Average loans	$ 310,352	$ 405,897	$ (95,545)	(24)%	$ 439,605
Average deposits	$ 4,326,953	$ 3,036,171	$ 1,290,782	43 %	$ 3,483,884

NM — Not meaningful.

Treasury and Other segment income before income taxes increased $410 million in 2025, primarily driven by a $444 million increase in net interest income and $16 million increase in reversal of credit losses, partially offset by a $33 million increase in compensation and employee benefits and a $29 million increase in other noninterest expense.

The net interest income increase was mainly driven by higher AFS debt securities' interest income due to higher average balances and higher loan interest income, primarily due to $32 million of additional interest income from discount accretion and interest recoveries from the full payment on purchased credit impaired and workout loans. The increase in reversal of credit losses was primarily due to an $18 million reversal of credit losses related to the payoff of purchased credit impaired loans in the third quarter of 2025. The increase in compensation and employee benefits was primarily driven by additional compensation expense from a change in equity award expense recognition for retirement eligible employees recorded in the third quarter of 2025. Refer to *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Stock-Based Compensation* to the Consolidated Financial Statements in this Form 10-K for further details related to the change in the timing of recognition for awards granted to retirement-eligible employees. The increase in other noninterest expense was primarily driven by higher amortization of tax credit and CRA investments.

Income tax expense is allocated to the Consumer and Business Banking and the Commercial Banking segments by applying statutory income tax rates to the respective segment income before income taxes. The income tax expense or benefit in the Treasury and Other segment consists of the remaining unallocated income tax expense or benefit after allocating income tax expense to the two core segments, and reflects the impact of tax credit investment activity.

Balance Sheet Analysis

Debt Securities

The Company maintains a portfolio of high quality and liquid debt securities with a moderate duration profile. It closely manages the overall portfolio credit, interest rate and liquidity risks. The Company's debt securities provide:

- interest income for earnings and yield enhancement;
- funding availability for needs arising during the normal course of business;
- the ability to execute interest rate risk management strategies in response to changes in economic or market conditions; and

- collateral to support pledging agreements as required and/or to enhance the Company's borrowing capacity.

While the Company does not intend to sell its debt securities, it may sell AFS debt securities in response to changes in the balance sheet and related interest rate risk to meet liquidity, regulatory and strategic requirements.

The following table presents the distribution of the Company's AFS and HTM debt securities portfolio as of December 31, 2025 and 2024, and by credit ratings as of December 31, 2025:

	December 31, 2025			December 31, 2024			Rating as of December 31, 2025 [(1)]				
($ in thousands)	Amortized Cost	Fair Value	% of Fair Value	Amortized Cost	Fair Value	% of Fair Value	AAA /AA	A	BBB	BB and Lower	No Rating [(2)]
AFS debt securities:											
U.S. Treasury securities	$ 1,010,053	$ 993,913	7%	$ 676,300	$ 638,265	6%	100%	—%	—%	—%	—%
U.S. government agency and U.S. government-sponsored enterprise debt securities	287,687	257,654	2%	308,220	262,587	3%	100%	—%	—%	—%	—%
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities [(3)]	10,544,278	10,397,991	79%	8,447,303	8,164,474	75%	100%	—%	—%	—%	—%
Municipal securities	277,275	243,102	2%	287,301	250,153	2%	100%	—%	—%	—%	—%
Non-agency mortgage-backed securities	667,195	584,735	4%	808,762	692,078	6%	95%	3%	—%	2%	—%
Corporate debt securities	554,158	464,981	4%	653,500	526,166	5%	—%	38%	59%	3%	—%
Foreign government bonds	247,249	238,455	2%	244,803	233,880	2%	46%	54%	—%	—%	—%
Asset-backed securities	31,886	31,389	0%	35,086	34,715	0%	30%	17%	53%	—%	—%
Collateralized loan obligations	—	—	—%	44,500	44,493	1%	—%	—%	—%	—%	—%
Total AFS debt securities	**$13,619,781**	**$13,212,220**	**100%**	**$11,505,775**	**$10,846,811**	**100%**	**95%**	**3%**	**2%**	**0%**	**—%**
HTM debt securities:											
U.S. Treasury securities	$ 540,666	$ 524,887	21%	$ 535,080	$ 499,858	21%	100%	—%	—%	—%	—%
U.S. government agency and U.S. government-sponsored enterprise debt securities	1,007,055	860,134	35%	1,004,479	804,220	34%	100%	—%	—%	—%	—%
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities [(4)]	1,136,874	943,227	38%	1,190,221	943,134	39%	100%	—%	—%	—%	—%
Municipal securities	185,463	151,498	6%	187,633	140,542	6%	100%	—%	—%	—%	—%
Total HTM debt securities	**$ 2,870,058**	**$ 2,479,746**	**100%**	**$ 2,917,413**	**$ 2,387,754**	**100%**	**100%**	**—%**	**—%**	**—%**	**—%**
Total debt securities	**$16,489,839**	**$15,691,966**		**$14,423,188**	**$13,234,565**						

(1) Credit ratings represent independent assessments of the credit quality of debt securities. The Company determines the credit rating of a debt security based on the lowest rating assigned by any of the nationally recognized statistical rating organizations ("NRSROs") that have rated the security. Investment grade debt securities are those with ratings similar to BBB- or above (as defined by NRSROs) and are generally considered by the rating agencies and market participants to be low credit risk. Ratings percentages are allocated based on fair value.

(2) For debt securities not rated by NRSROs, factors such as the priority in collections within the securitization structure, and whether contractual payments have historically been on time are considered in determining the credit risk of such securities.

(3) Includes Government National Mortgage Association ("GNMA") AFS debt securities totaling $9.6 billion of both amortized cost and fair value as of December 31, 2025, and $7.3 billion of amortized cost and $7.2 billion of fair value as of December 31, 2024.

(4) Includes GNMA HTM debt securities totaling $79 million of amortized cost and $65 million of fair value as of December 31, 2025, and $86 million of amortized cost and $68 million of fair value as of December 31, 2024.

As of December 31, 2025, the Company's AFS and HTM debt securities portfolios had an effective duration (defined as the sensitivity of the value of the portfolio to interest rate changes) of 3.0 and 5.9, respectively, compared with 2.0 and 6.2, respectively, as of December 31, 2024. The effective duration of AFS debt securities increased primarily due to the longer maturities of newly purchased AFS securities, while the HTM debt securities' effective duration declined slightly due to the general runoff of the portfolio.

Available-for-Sale Debt Securities

AFS debt securities increased $2.4 billion or 22% to $13.2 billion in 2025 from December 31, 2024, primarily due to the purchases of GNMA securities. The Company's AFS debt securities are carried at fair value with non-credit related unrealized gains and losses, net of tax, reported in *Other comprehensive income (loss)* on the Consolidated Statement of Comprehensive Income. Pre-tax net unrealized losses on AFS debt securities were $406 million as of December 31, 2025, compared with $659 million as of December 31, 2024.

Of the AFS debt securities with gross unrealized losses, substantially all were rated investment grade as of both December 31, 2025 and 2024. There was $2 million of allowance for credit losses against AFS debt securities as of December 31, 2025, which was recognized as *Provision for credit losses* on the Consolidated Statement of Income. In comparison, there was no allowance for credit losses against AFS debt securities as of December 31, 2024.

Held-to-Maturity Debt Securities

All HTM debt securities were issued, guaranteed, or supported by the U.S. government or government-sponsored enterprises. Accordingly, the Company applied a zero credit loss assumption for these securities and no allowance for credit loss was recorded as of both December 31, 2025 and 2024.

For additional information on AFS and HTM securities, see *Note 1 — Summary of Significant Accounting Policies, Note 2 — Fair Value Measurement and Fair Value of Financial Instruments* and *Note 4 — Securities* to the Consolidated Financial Statements in this Form 10-K.

Loan Portfolio

The Company offers a broad range of financial products designed to meet the credit needs of its borrowers. The Company's loan portfolio segments include commercial loans, which consist of C&I, CRE, multifamily residential, and construction and land loans, as well as consumer loans, which consist of single-family residential, home equity lines of credit ("HELOCs") and other consumer loans. The composition of the loan portfolio as of December 31, 2025 was similar to the composition as of December 31, 2024.

The following charts present the composition of the Company's total loan portfolio by loan type as of December 31, 2025 and 2024:


Loan composition as of December 31, 2025
Single-family residential 27%
Construction and land 1%
HELOCs and Other consumer 3%
Multifamily residential 9%
C&I 33%
CRE 27%
Loan composition as of December 31, 2024
Single-family residential 27%
Construction and land 1%
HELOCs and Other consumer 3%
Multifamily residential 9%
C&I 32%
CRE 28%

Total loans held-for-investment of $56.9 billion as of December 31, 2025 increased $3.2 billion or 6% from December 31, 2024, reflecting well-balanced growth across major loan types. For additional information on the Company's loans held-for-investment outstanding balances, see *Note 6 — Loans Receivable and Allowance for Credit Losses* to the Consolidated Financial Statements in this Form 10-K.

Commercial

The commercial loan portfolio, which includes C&I and total CRE loans, comprised 70% of total loans held-for-investment as of both December 31, 2025 and 2024. The Company actively monitors the commercial lending portfolio for credit risk and reviews credit exposures for sensitivity to changing economic conditions.

Commercial — Commercial and Industrial Loans. Total C&I loan commitments were $27.7 billion and $25.8 billion as of December 31, 2025 and 2024, respectively, with a utilization rate of 67% as of both dates. As of December 31, 2025, total C&I loans were $18.7 billion, up $1.3 billion or 7% from December 31, 2024. The C&I loan portfolio includes loans and financing for businesses across a wide spectrum of industries. The Company offers a variety of C&I products, including but not limited to commercial business lending, working capital lines of credit, trade finance, letters of credit, asset-based lending, asset-backed finance, project finance and equipment financing. Additionally, the Company has a portfolio of broadly syndicated C&I loans, which represent revolving or term loan facilities that are marketed and sold primarily to institutional investors. This portfolio totaled $1.0 billion and $845 million as of December 31, 2025 and 2024, respectively. The Company also has a portfolio of loans to non-depository financial institutions. This portfolio totaled $7.6 billion and $6.0 billion as of December 31, 2025 and 2024, respectively, which primarily consisted of capital call lending and other credit facilities extended to these institutions. The majority of the C&I loans had variable interest rates as of both December 31, 2025, and 2024.

The C&I portfolio is well-diversified by industry. The Company monitors concentrations within the C&I loan portfolio by industry and customer exposure, and has exposure limits by industry and loan product. The following table presents the industry mix within the Company's C&I loan portfolio as of December 31, 2025, and 2024:

	December 31, 2025		December 31, 2024	
($ in thousands)	**Amount**	**%**	**Amount**	**%**
Industry:				
Real estate investment & management	$ 2,319,896	13%	$ 2,381,186	14%
Capital call lending	2,258,895	12%	2,230,457	13%
Media & entertainment	2,227,571	12%	2,031,242	12%
Manufacturing & wholesale	1,162,245	6%	1,074,073	6%
Financial services	1,160,853	6%	1,005,216	6%
Infrastructure & clean energy	1,113,387	6%	963,165	5%
Food production & distribution	1,109,996	6%	664,135	4%
Healthcare	703,769	4%	685,550	4%
Technology & telecommunications	679,036	4%	770,521	4%
Hospitality & leisure	646,926	3%	575,815	3%
Oil & gas	595,102	3%	576,605	3%
Art finance	503,326	3%	548,065	3%
Equipment finance	447,117	2%	470,132	3%
General & Other	3,722,636	20%	3,420,996	20%
Total C&I	**$ 18,650,755**	**100%**	**$ 17,397,158**	**100%**

Commercial — Total Commercial Real Estate Loans. The total CRE portfolio consists of CRE, multifamily residential, and construction and land loans. The Company's underwriting parameters for CRE loans are established in compliance with supervisory guidance and include property type, geography and loan-to-value ("LTV").

The Company's total CRE loan portfolio is well-diversified by property type with an average CRE loan size of $3 million as of both December 31, 2025 and 2024. The following table summarizes the Company's total CRE loans by property type as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
($ in thousands)	Amount	%	Weighted-Avg. LTV (%) (1)	Amount	%	Weighted-Avg. LTV (%) (1)
Property types:						
Multifamily	$ 5,112,328	24%	50%	$ 4,953,442	24%	51%
Retail	4,509,328	21%	47%	4,347,032	21%	48%
Industrial	4,213,307	20%	46%	3,972,389	20%	46%
Hotel	2,482,765	12%	51%	2,404,385	12%	52%
Office	2,233,910	11%	52%	2,125,210	11%	54%
Healthcare	858,653	4%	51%	788,806	4%	52%
Construction and land	742,357	3%	51%	666,162	3%	49%
Other	1,109,125	5%	49%	1,017,518	5%	50%
Total CRE loans	**$ 21,261,773**	**100%**	**49%**	**$ 20,274,944**	**100%**	**50%**

(1) Weighted-average LTV is based on most recent LTV, using the most recent available appraisal and current loan commitment.

The following tables provide a summary of the Company's CRE, multifamily residential, and construction and land loans by geography as of December 31, 2025 and 2024. The distribution of the total CRE loan portfolio largely reflects the Company's geographical branch footprint, which is primarily concentrated in California:

	December 31, 2025							
($ in thousands)	CRE	%	Multifamily Residential	%	Construction and Land	%	Total CRE	%
Geographic markets:								
Southern California	$ 7,908,374	51%	$ 2,387,149	47%	$ 252,265	34%	$ 10,547,788	50%
Northern California	2,760,043	18%	914,479	18%	149,090	20%	3,823,612	18%
California	10,668,417	69%	3,301,628	65%	401,355	54%	14,371,400	68%
Texas	1,129,088	7%	488,276	10%	154,241	21%	1,771,605	8%
New York	831,276	6%	349,909	7%	35,397	5%	1,216,582	6%
Washington	504,643	3%	158,186	3%	14,036	2%	676,865	3%
Arizona	339,272	2%	205,264	4%	38,192	5%	582,728	3%
Nevada	321,332	2%	160,103	3%	883	0%	482,318	2%
Other markets	1,613,060	11%	448,962	8%	98,253	13%	2,160,275	10%
Total loans	**$ 15,407,088**	**100%**	**$ 5,112,328**	**100%**	**$ 742,357**	**100%**	**$ 21,261,773**	**100%**

($ in thousands)	December 31, 2024							
	CRE	%	Multifamily Residential	%	Construction and Land	%	Total CRE	%
Geographic markets:								
Southern California	$ 7,516,638	51%	$ 2,316,404	47%	$ 230,297	35%	$ 10,063,339	50%
Northern California	2,693,768	19%	992,406	20%	163,633	24%	3,849,807	19%
California	10,210,406	70%	3,308,810	67%	393,930	59%	13,913,146	69%
Texas	1,091,626	8%	467,796	9%	131,963	20%	1,691,385	8%
New York	732,694	5%	249,357	5%	44,597	7%	1,026,648	5%
Washington	493,972	3%	155,022	3%	10,401	1%	659,395	3%
Arizona	348,877	2%	182,955	4%	23,903	4%	555,735	3%
Nevada	293,927	2%	139,292	3%	—	—%	433,219	2%
Other markets	1,483,838	10%	450,210	9%	61,368	9%	1,995,416	10%
Total loans	**$ 14,655,340**	**100%**	**$ 4,953,442**	**100%**	**$ 666,162**	**100%**	**$ 20,274,944**	**100%**

The percentage of total CRE loans located in California was 68% and 69% as of December 31, 2025 and 2024, respectively. Changes in California's economy and real estate values could have a significant impact on the collectability of these loans and the required level of allowance for loan losses. For additional information related to the higher degree of risk from a downturn in the California economic and real estate markets, see *Item 1A. Risk Factors — Risks Related to Geographic and Political Uncertainties* and *Risks Related to Financial Matters* in this Form 10-K.

Commercial — Commercial Real Estate Loans. The Company focuses on providing financing to experienced real estate investors and developers who have moderate levels of leverage, many of whom are long-time customers of the Bank. The Company seeks to underwrite loans with conservative standards for cash flows, debt service coverage and LTV. Owner-occupied properties comprised 20% of the CRE loans as of both December 31, 2025 and 2024. The remainder were non-owner-occupied properties, where 50% or more of the debt service for the loan is typically provided by rental income from an unaffiliated third party.

Interest rates on CRE loans may be fixed, variable or hybrid. The Company offers derivative hedging products to our customers to manage their interest rate risks. As of December 31, 2025, of the 58% of our CRE portfolio that had variable rates, 52% had customer-level interest rate derivative contracts in place. In comparison, as of December 31, 2024, of the 57% of our CRE portfolio that had variable rates, 54% had customer-level interest rate derivative contracts in place.

Commercial — Multifamily Residential Loans. The multifamily residential loan portfolio is largely comprised of loans secured by residential properties with five or more units. The Company offers a variety of first lien mortgages, including fixed- and variable-rate loans, as well as hybrid loans with interest rates that adjust annually after an initial fixed rate period of three to ten years. The Company also offers hedging products to our customers to manage their interest rate risks. As of December 31, 2025, of the 51% of our multifamily residential portfolio that had variable rates, 50% had customer-level interest rate derivative contracts in place. In comparison, as of December 31, 2024, of the 50% of our multifamily residential loan portfolio that was variable rate, half had customer-level interest rate derivative contracts in place.

Commercial — Construction and Land Loans. Construction and land loans provide financing for a portfolio of projects diversified by real estate property type. Construction loan exposure was comprised of $544 million in loans outstanding, and $419 million in unfunded commitments as of December 31, 2025, compared with $506 million in loans outstanding, and $391 million in unfunded commitments as of December 31, 2024. Land loans totaled $198 million and $160 million as of December 31, 2025 and 2024, respectively.

Consumer

Residential mortgage loans are primarily originated through the Bank's branch network. The average residential mortgage loan size was $439 thousand and $437 thousand as of December 31, 2025 and 2024, respectively. The following tables summarize the Company's single-family residential and HELOC loan portfolios by geography and lien priority as of December 31, 2025 and 2024:

	December 31, 2025					
($ in thousands)	**Single-Family Residential**	**%**	**HELOCs**	**%**	**Total Residential Mortgage**	**%**
Geographic markets:						
Southern California	$ 6,031,124	40%	$ 914,803	48%	$ 6,945,927	41%
Northern California	2,026,767	14%	392,461	20%	2,419,228	14%
California	8,057,891	54%	1,307,264	68%	9,365,155	55%
New York	4,067,708	27%	286,995	15%	4,354,703	26%
Washington	761,739	5%	188,146	10%	949,885	6%
Massachusetts	566,462	4%	68,375	4%	634,837	4%
Georgia	520,039	3%	21,500	1%	541,539	3%
Nevada	493,670	3%	38,072	2%	531,742	3%
Texas	513,038	4%	—	—%	513,038	3%
Other markets	22,002	0%	1,545	0%	23,547	0%
Total	**$ 15,002,549**	**100%**	**$ 1,911,897**	**100%**	**$ 16,914,446**	**100%**
Lien priority:						
First mortgage	$ 15,002,549	100%	$ 1,337,066	70%	$ 16,339,615	97%
Junior lien mortgage	—	—%	574,831	30%	574,831	3%
Total	**$ 15,002,549**	**100%**	**$ 1,911,897**	**100%**	**$ 16,914,446**	**100%**

	December 31, 2024					
($ in thousands)	**Single-Family Residential**	**%**	**HELOCs**	**%**	**Total Residential Mortgage**	**%**
Geographic markets:						
Southern California	$ 5,475,929	39%	$ 853,858	47%	$ 6,329,787	39%
Northern California	1,825,462	13%	379,692	21%	2,205,154	14%
California	7,301,391	52%	1,233,550	68%	8,534,941	53%
New York	4,303,815	31%	266,529	15%	4,570,344	29%
Washington	715,968	5%	187,220	10%	903,188	6%
Massachusetts	457,147	3%	66,181	4%	523,328	3%
Georgia	466,790	3%	20,040	1%	486,830	3%
Nevada	447,097	3%	32,578	2%	479,675	3%
Texas	468,461	3%	—	—%	468,461	3%
Other markets	14,777	0%	5,530	0%	20,307	0%
Total	**$ 14,175,446**	**100%**	**$ 1,811,628**	**100%**	**$ 15,987,074**	**100%**
Lien priority:						
First mortgage	$ 14,175,446	100%	$ 1,322,957	73%	$ 15,498,403	97%
Junior lien mortgage	—	—%	488,671	27%	488,671	3%
Total	**$ 14,175,446**	**100%**	**$ 1,811,628**	**100%**	**$ 15,987,074**	**100%**

Consumer — Single-Family Residential Loans. The Company offers a variety of single-family residential mortgage loan programs, including fixed- and variable-rate loans, as well as hybrid loans with interest rates that adjust on a regular basis, typically annually, after an initial fixed rate period. The Company was in a first lien position in all of its single-family residential loans as of both December 31, 2025 and 2024. Many of these loans are reduced documentation loans, for which a substantial down payment is required, resulting in a low LTV ratio at origination, typically 65% or less. The weighted-average LTV ratio was 52% as of both December 31, 2025 and 2024. These loans have historically experienced low delinquency and loss rates.

Consumer — Home Equity Lines of Credit. Total HELOC commitments were $5.5 billion and $5.3 billion as of December 31, 2025 and 2024, respectively, with a utilization rate of 35% as of December 31, 2025, compared with 34% as of December 31, 2024. Substantially all of the Company's unfunded HELOC commitments are unconditionally cancellable. The Company was in a first lien position for 70% and 73% of total outstanding HELOCs as of December 31, 2025 and 2024, respectively. Many of these loans are reduced documentation loans, which have a low LTV ratio at origination, typically 65% or less. The weighted-average LTV ratio was 46% as of both December 31, 2025 and 2024. As a result, these loans have historically experienced low delinquency and loss rates. Substantially all of the Company's HELOCs were variable-rate loans as of both December 31, 2025 and 2024.

All originated commercial and consumer loans are subject to the Company's conservative underwriting guidelines and loan origination standards. Management believes that the Company's underwriting criteria and procedures adequately consider the unique risks associated with these products. The Company conducts quality control procedures and periodic audits, including the review of lending and legal requirements, to ensure that the Company is in compliance with these requirements.

The following table presents the contractual loan maturities by loan category and the contractual distribution of loans to changes in interest rates as of December 31, 2025:

($ in thousands)	Due within one year	Due after one year through five years	Due after five years through fifteen years	Due after fifteen years	Total
Commercial:					
C&I	$ 7,205,052	$ 10,007,972	$ 1,271,071	$ 166,660	$ 18,650,755
CRE:					
CRE	1,617,809	8,270,872	5,305,762	212,645	15,407,088
Multifamily residential	248,996	1,466,639	1,695,988	1,700,705	5,112,328
Construction and land	360,801	350,819	883	29,854	742,357
Total CRE	2,227,606	10,088,330	7,002,633	1,943,204	21,261,773
Total commercial	**9,432,658**	**20,096,302**	**8,273,704**	**2,109,864**	**39,912,528**
Consumer:					
Residential mortgage:					
Single-family residential	1,706	4,662	1,225,792	13,770,389	15,002,549
HELOCs	18	2,086	69,382	1,840,411	1,911,897
Total residential mortgage	1,724	6,748	1,295,174	15,610,800	16,914,446
Other consumer	16,894	30,335	3,969	—	51,198
Total consumer	**18,618**	**37,083**	**1,299,143**	**15,610,800**	**16,965,644**
Total loans held-for-investment	**$ 9,451,276**	**$ 20,133,385**	**$ 9,572,847**	**$ 17,720,664**	**$ 56,878,172**
Distribution of loans to changes in interest rates:					
Variable-rate loans	$ 7,576,769	$ 16,565,061	$ 4,484,401	$ 4,710,511	$ 33,336,742
Fixed-rate loans	1,803,047	2,443,855	2,041,943	4,859,312	11,148,157
Hybrid adjustable-rate loans	71,460	1,124,469	3,046,503	8,150,841	12,393,273
Total loans held-for-investment	**$ 9,451,276**	**$ 20,133,385**	**$ 9,572,847**	**$ 17,720,664**	**$ 56,878,172**

Foreign Outstandings

The Company's international branches, which include the branch in Hong Kong and the subsidiary bank's branches in China, are subject to the general risks inherent in conducting business in foreign countries, such as regulatory, economic and political uncertainties, and foreign currency exchange rate risks. The following table presents the major financial assets held in the Company's international branches as of December 31, 2025 and 2024:

	December 31,			
	2025		2024	
($ in thousands)	Amount	% of Total Consolidated Assets	Amount	% of Total Consolidated Assets
Hong Kong branch:				
Cash and cash equivalents	$ 860,332	1%	$ 730,227	1%
AFS debt securities [(1)]	$ 684,513	1%	$ 752,840	1%
Loans held-for-investment [(2)]	$ 1,133,442	1%	$ 968,973	1%
Total assets	$ 2,692,309	3%	$ 2,474,447	3%
China subsidiary bank branches:				
Cash and cash equivalents	$ 640,986	1%	$ 656,971	1%
AFS debt securities [(3)]	$ 128,600	0%	$ 127,582	0%
Loans held-for-investment [(2)]	$ 1,223,236	2%	$ 1,141,444	2%
Total assets	$ 2,012,751	3%	$ 1,971,922	3%

(1) Comprised of U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities, U.S. Treasury securities, and foreign government bonds as of both December 31, 2025 and 2024.
(2) Primarily comprised of C&I loans as of both December 31, 2025 and 2024.
(3) Comprised of foreign government bonds as of both December 31, 2025 and 2024.

The following table presents the total revenue generated by the Company's international branches in 2025, 2024 and 2023:

	Year Ended December 31,					
	2025		2024		2023	
($ in thousands)	Amount	% of Total Consolidated Revenue	Amount	% of Total Consolidated Revenue	Amount	% of Total Consolidated Revenue
Hong Kong branch:						
Total revenue	$ 73,938	3%	$ 69,809	3%	$ 55,747	2%
China subsidiary bank branches:						
Total revenue	$ 29,351	1%	$ 29,790	1%	$ 32,569	1%

Deposits

Deposits are the Company's primary source of funding, the cost of which has a significant impact on the Company's net interest income and net interest margin. Additional funding is provided by short- and long-term borrowings, and long-term debt. See *Item 7. MD&A — Risk Management — Liquidity Risk Management* in this Form 10-K for a discussion of the Company's liquidity management. The following table summarizes the Company's deposits by product type as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024		Change	
($ in thousands)	**Amount**	**%**	**Amount**	**%**	**$**	**%**
Deposits by product:						
Noninterest-bearing demand	$ 16,697,099	25 %	$ 15,450,428	24 %	$ 1,246,671	8 %
Interest-bearing checking	7,989,255	12 %	7,940,692	13 %	48,563	1 %
Money market	15,439,729	23 %	14,816,511	23 %	623,218	4 %
Savings	1,671,804	2 %	1,751,620	3 %	(79,816)	(5)%
Time deposits	25,284,814	38 %	23,215,772	37 %	2,069,042	9 %
Total deposits	**$ 67,082,701**	**100 %**	**$ 63,175,023**	**100 %**	**$ 3,907,678**	6 %

The Company's strategy is to grow and retain relationship-based deposits to provide a stable and low-cost source of funding and liquidity. The Company offers a wide variety of deposit products to meet the needs of its consumer and commercial customers. As a result, we believe our deposit base is seasoned, stable and well-diversified. Total deposits of $67.1 billion as of December 31, 2025 increased $3.9 billion or 6%, compared with the prior year, primarily due to growth in time and noninterest-bearing demand deposits.

The following table provides a breakdown of the Company's deposits by segment and region as of December 31, 2025 and 2024:

			Change	
($ in thousands)	**December 31, 2025**	**December 31, 2024**	**$**	**%**
Deposits by segment/region:				
Consumer and Business Banking - U.S. [1]	$ 34,494,368	$ 32,832,926	$ 1,661,442	5 %
Commercial Banking - U.S. [1]	24,367,113	23,405,769	961,344	4 %
International Branches [2]	3,875,631	3,412,262	463,369	14 %
Treasury and Other - U.S. [3]	4,345,589	3,524,066	821,523	23 %
Total deposits	**$ 67,082,701**	**$ 63,175,023**	**$ 3,907,678**	**6 %**

(1) Excludes deposits presented under International Branches.
(2) Deposits of our Hong Kong branch and China subsidiary bank branches are a subset of Commercial Banking segment deposits.
(3) Treasury and Other segment deposits reflect wholesale, public funds, and brokered deposits, primarily managed by the Company's Treasury department.

Customer deposit accounts in the U.S. offices are insured by the FDIC for up to $250,000. The deposits in the Company's subsidiary bank in China and the branch in Hong Kong are insured by each jurisdiction's deposit insurance authority for up to 500,000 RMB and 800,000 Hong Kong Dollars, respectively. Uninsured deposits represent the portion of deposit accounts that exceed the insurance limits of the FDIC and each foreign jurisdiction. The Company calculates its uninsured deposits based on the methodologies and assumptions used for regulatory reporting.

The following table presents total uninsured deposits by location as of December 31, 2025 and 2024:

($ in thousands)	Domestic	China	Hong Kong	Total
Uninsured deposits as of 12/31/2025	$ 33,431,037	$ 1,525,527	$ 2,230,760	$ 37,187,324
Uninsured deposits as of 12/31/2024	$ 32,767,680	$ 1,453,223	$ 1,848,652	$ 36,069,555

Uninsured time deposits totaled $15.2 billion as of December 31, 2025. The following table presents the maturity distribution for uninsured customer time deposits by location as of December 31, 2025:

($ in thousands)	Domestic	China	Hong Kong	Total
Three months or less	$ 5,675,930	$ 245,779	$ 1,390,501	$ 7,312,210
Over three months through six months	4,613,729	170,569	80,090	4,864,388
Over six months through 12 months	2,262,244	242,880	24,867	2,529,991
Over 12 months	46,229	402,128	—	448,357
Total	**$ 12,598,132**	**$ 1,061,356**	**$ 1,495,458**	**$ 15,154,946**

Uninsured deposits, per regulatory requirements, represent the portion of deposit accounts in U.S. offices that exceed the FDIC insurance limit as reported on Schedule RC-O Memo, Item 2 of the Bank's Call Report. Management believes that presenting uninsured domestic deposits with an adjustment to exclude collateralized and affiliate deposits provides a more accurate view of the deposits at risk, given that collateralized deposits are secured, and affiliate deposits are not customer-facing and are eliminated in consolidation.

The following table summarizes the Company's uninsured domestic deposit balances reported on Schedule RC-O Memo, Item 2 of the Bank's Call Report as of December 31, 2025 and 2024, after certain adjustments:

($ in thousands)		December 31, 2025	December 31, 2024
Uninsured deposits, per regulatory requirements [(1)]		$ 33,431,037	$ 32,767,680
Less: Collateralized deposits		(4,464,567)	(4,781,377)
Affiliate deposits		(131,106)	(485,824)
Uninsured deposits, excluding collateralized and affiliate deposits	**(a)**	**$ 28,835,364**	**$ 27,500,479**
Total domestic deposits per Call Report	**(b)**	**$ 63,460,378**	**$ 60,326,394**
Uninsured deposits, excluding collateralized and affiliate deposits, ratio	**(a) / (b)**	**45 %**	**46 %**

(1) Uninsured deposits, per regulatory requirements, represent the portion of deposit accounts in U.S. branches that exceed the FDIC insurance limit as reported on Schedule RC-O Memo, Item 2 of the Bank's Call Report.

Additional information regarding the impact of deposits on net interest income, with a comparison of average deposit balances and rates, is provided in *Item 7 — MD&A — Results of Operations — Net Interest Income* in this Form 10-K. See also the discussion of the impact of deposits on liquidity in *Item 7. MD&A — Liquidity Risk Management* in this Form 10-K.

Capital

The Company maintains a strong capital base to support its anticipated asset growth, operating needs, and credit risk exposures, and to ensure that the Company and the Bank are in compliance with all regulatory capital guidelines. The Company engages in regular capital planning processes on at least an annual basis to optimize the use of available capital and to appropriately plan for future capital needs, allocating capital to existing and future business activities. Furthermore, the Company conducts capital stress tests as part of its capital planning process. The stress tests enable the Company to assess the impact of adverse changes in the economy and interest rates on its capital base.

The Company's stockholders' equity increased $1.2 billion or 15% from $7.7 billion as of December 31, 2024 to $8.9 billion as of December 31, 2025. This increase was primarily due to $1.3 billion of net income and $240 million of other comprehensive income, partially offset by $335 million of cash dividends declared and $134 million from open-market common stock repurchases and tax withheld in the form of stock repurchase on vested RSUs. For other factors that contributed to the changes in stockholders' equity, refer to *Item 8. Financial Statements — Consolidated Statement of Changes in Stockholders' Equity* in this Form 10-K.

On January 22, 2025, the Company's Board of Directors authorized the repurchase of up to $300 million of East West common stock, which will remain valid until December 31, 2026. The Company repurchased $115 million and $144 million of its common stock in 2025 and 2024, respectively.

The Company paid a cash dividend of $2.40 and $2.20 per share in 2025 and 2024, respectively. In January 2026, the Company's Board of Directors declared a first quarter 2026 cash dividend of $0.80 per share, which represents a 33%, or 20 cents per common share, increase from the previous quarterly cash dividend of $0.60 per common share. The dividend was paid on February 17, 2026, to stockholders of record as of February 2, 2026.

Regulatory Capital and Ratios

The federal banking agencies have risk-based capital adequacy requirements intended to ensure that banking organizations maintain capital that is commensurate with the degree of risk associated with their operations. The Company and the Bank are each subject to these regulatory capital adequacy requirements. See *Item 1. Business — Supervision and Regulation — Regulatory Capital Requirements* and *Regulatory Capital - Related Development* in this Form 10-K for additional details.

The following table presents the Company's and the Bank's capital ratios as of December 31, 2025 and 2024 under the Basel III Capital Rules, and those required by regulatory agencies for capital adequacy and well-capitalized classification purposes:

	Basel III Capital Rules						
	December 31, 2025		December 31, 2024 (1)				
	Company	Bank	Company	Bank	Minimum Regulatory Requirements	Minimum Regulatory Requirements including Capital Conservation Buffer	Well-Capitalized Requirements
Risk-based capital ratios:							
CET1 capital (2)	15.1%	13.9%	14.3%	13.4%	4.5%	7.0%	6.5%
Tier 1 capital (3)	15.1%	13.9%	14.3%	13.4%	6.0%	8.5%	8.0%
Total capital	16.4%	15.1%	15.6%	14.7%	8.0%	10.5%	10.0%
Tier 1 leverage (2)	10.9%	10.0%	10.4%	9.8%	4.0%	4.0%	5.0%

(1) The Current Expected Credit Losses ("CECL") transition provision permits certain banking organizations to exclude from regulatory capital the initial adoption impact of CECL, plus 25% of the cumulative changes in the allowance for credit losses under CECL for each period until December 31, 2021, followed by a three-year phase-out period in which the aggregate benefit is reduced by 25% in 2022, 50% in 2023 and 75% in 2024. Our capital ratios as of December 31, 2024 include a delay of 25% of the estimated impact of CECL on regulatory capital. The CECL transition was no longer in effect as of December 31, 2025.

(2) CET1 capital and Tier 1 leverage well-capitalized requirements apply to the Bank only. There are no well-capitalized requirements on CET1 capital ratio or Tier 1 leverage ratio for bank holding companies.

(3) Well-capitalized Tier 1 capital ratio requirements for the Company and the Bank are 6.0% and 8.0%, respectively.

The Company is committed to maintaining strong capital levels to assure its investors, customers and regulators that the Company and the Bank are financially sound. As of both December 31, 2025 and 2024, the Company and the Bank continued to exceed all "well-capitalized" capital requirements and the required minimum capital requirements under the Basel III Capital Rules. Total risk-weighted assets increased $2.8 billion from December 31, 2024 to $57.8 billion as of December 31, 2025, primarily due to loan growth.

Risk Management

Overview

In the normal course of business, the Company is exposed to a variety of risks, some of which are inherent to the financial services industry and others which are more specific to the Company's business. The Company operates under a Board-approved ERM program. The Company's ERM program outlines the company-wide approach to risk management and oversight, and describes the structures and practices employed to manage current and emerging risks inherent to the Company. The Company's ERM program incorporates risk management throughout the organization in identifying, managing, monitoring, and reporting risks. It identifies the Company's major risk categories as: credit, liquidity, market, operational, reputational, legal, compliance, BSA/AML & OFAC, strategic, and technology risk.

The ROC of the Board of Directors monitors the ERM program through such identified enterprise risk categories and provides oversight of the Company's risk appetite and control environment. The ROC provides focused oversight of the Company's identified enterprise risk categories on behalf of the full Board of Directors. Under the authority of the ROC, management committees apply targeted strategies to manage the risks to which the Company's operations are exposed.

The Company's ERM program is executed along the three lines of defense model, which provides for a consistent and standardized risk management control environment across the enterprise. The first line of defense is comprised of revenue generating, operational and support units. The second line of defense is comprised of risk management and control functions that provide independent risk oversight of first line activities and report to the Chief Risk Officer. The Chief Risk Officer reports to both the ROC and the Chief Executive Officer. The third line of defense is comprised of the Internal Audit and Independent Asset Review ("IAR") functions. Internal Audit reports to the Chief Audit Executive ("CAE") who reports to the Board's Audit Committee. Internal Audit provides assurance and evaluates the effectiveness of risk management, control, and governance processes as established by the Company. IAR serves as an internal loan review and independent credit risk monitoring function within the Bank that works under the direction of the CAE and reports to the Audit Committee. IAR provides management and the Audit Committee with an objective and independent assessment of the Bank's credit profile and credit risk management processes. Further discussion and analysis of selected primary risk areas are discussed in the following subsections of Risk Management.

Credit Risk Management

Credit risk is the risk that a borrower or a counterparty will fail to perform according to the terms and conditions of a loan, investment or derivative and expose the Company to loss. Credit risk exists with many of the Company's assets and exposures such as loans, debt securities and certain derivatives. The majority of the Company's credit risk is associated with lending activities.

The ROC has primary oversight responsibility for the identified enterprise risk categories including credit risk. The ROC monitors management's assessment of asset quality, credit risk trends, credit quality administration, underwriting standards, and portfolio credit risk management strategies and processes, such as diversification and liquidity, all of which enable management to control credit risk. At the management level, the Credit Risk Management Committee has primary oversight responsibility for credit risk. The Senior Credit Supervision function manages credit policy for the line of business transactional credit risk, assuring that all exposure is risk-rated according to the requirements of the credit risk rating policy. The Senior Credit Supervision function in connection with the ERM function, also evaluates and reports the overall credit risk exposure to senior management and the ROC including concentration limits and key risk indicators. Reporting directly to the Board's Audit Committee, the IAR function provides additional validation support to the Company's robust credit risk management culture by performing an independent and objective assessment of underwriting and documentation quality and serves as an assurance function for the risk rating of the Company's loan portfolios. A key focus of our credit risk management is adherence to a well-controlled underwriting and loan monitoring process.

The Company assesses the overall performance and credit quality of the loans held-for-investment portfolio through an integrated analysis of specific performance ratios. This approach forms the basis of the discussion in the sections immediately following: Credit Quality, Nonperforming Assets, and Allowance for Credit Losses.

Credit Quality

The Company utilizes a credit risk rating system to assist in monitoring credit quality. Loans are evaluated using the Company's internal credit risk rating of 1 through 10. For more information on the Company's credit quality indicators and internal credit risk ratings, refer to *Note 6 — Loans Receivable and Allowance for Credit Losses* to the Consolidated Financial Statements in this Form 10-K.

The following table presents the Company's criticized loans as of December 31, 2025 and 2024:

($ in thousands)	December 31, 2025	December 31, 2024	Change $	Change %
Criticized loans:				
Special mention loans	$ 344,876	$ 447,290	$ (102,414)	(23)%
Classified loans [1]	796,273	725,863	70,410	10 %
Total criticized loans [2]	**$ 1,141,149**	**$ 1,173,153**	**$ (32,004)**	**(3)%**
Special mention loans to loans held-for-investment	0.61 %	0.83 %		
Classified loans to loans held-for-investment	1.40 %	1.35 %		
Criticized loans to loans held-for-investment	2.01 %	2.18 %		

(1) Consists of substandard, doubtful and loss categories.
(2) Excludes loans HFS.

Criticized loans decreased by $32 million or 3%, to $1.1 billion from December 31, 2024, primarily driven by decreases in C&I and multifamily residential loans, partially offset by increases in CRE and construction and land loans.

Nonperforming Assets

Nonperforming assets are comprised of nonaccrual loans, OREO and other nonperforming assets. Other nonperforming assets and OREO are repossessed assets and properties, respectively, acquired through foreclosure, or through full or partial satisfaction of loans held-for-investment. Nonperforming assets may also include nonperforming loans HFS.

The following table presents nonperforming assets information as of December 31, 2025 and 2024:

($ in thousands)	December 31, 2025	December 31, 2024	Change $	Change %
Commercial:				
C&I	$ 52,244	$ 86,165	$ (33,921)	(39)%
CRE:				
CRE	38,546	2,430	36,116	NM
Multifamily residential	292	4,572	(4,280)	(94)%
Construction and land	27,810	11,316	16,494	146 %
Total CRE	66,648	18,318	48,330	264 %
Consumer:				
Residential mortgage:				
Single-family residential	29,641	32,423	(2,782)	(9)%
HELOCs	17,167	22,046	(4,879)	(22)%
Total residential mortgage	46,808	54,469	(7,661)	(14)%
Other consumer	142	66	76	115 %
Total nonaccrual loans	165,842	159,018	6,824	4 %
OREO, net	21,183	35,077	(13,894)	(40)%
Nonperforming loans HFS	20,976	—	20,976	100 %
Total nonperforming assets	**$ 208,001**	**$ 194,095**	**$ 13,906**	**7 %**
Nonperforming assets to total assets	0.26%	0.26%		
Nonaccrual loans to loans held-for-investment	0.29%	0.30%		
ALLL to nonaccrual loans	488.28%	441.49%		

NM — Not meaningful.

Loans are generally placed on nonaccrual status at the earlier of when they become 90 days past due or when the full collection of principal or interest becomes uncertain regardless of the length of past due status. Collectability is generally assessed based on economic and business conditions, the borrower's financial condition and the adequacy of collateral, if any. For additional details regarding the Company's nonaccrual loan policy, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Loans Held-for-Investment* to the Consolidated Financial Statements in this Form 10-K.

Nonaccrual loans of $166 million as of December 31, 2025 increased $7 million or 4% from December 31, 2024, primarily driven by increases in CRE and construction and land due to additional loans being transferred to nonaccrual status, partially offset by a decrease in C&I nonaccrual loans due to charge offs and transfers to OREO. As of December 31, 2025, $27 million or 16% of nonaccrual loans were less than 90 days delinquent. In comparison, $49 million or 31% of nonaccrual loans were less than 90 days delinquent as of December 31, 2024.

The following table presents the accruing loans past due by portfolio segment as of December 31, 2025 and 2024:

	Total Accruing Past Due Loans (1)		Change		Percentage of Total Loans Outstanding	
($ in thousands)	**December 31, 2025**	**December 31, 2024**	**$**	**%**	**December 31, 2025**	**December 31, 2024**
Commercial:						
C&I	$ 26,044	$ 22,855	$ 3,189	14 %	0.14 %	0.13 %
CRE:						
CRE	13,994	5,640	8,354	148 %	0.09 %	0.04 %
Multifamily residential	1,253	931	322	35 %	0.02 %	0.02 %
Construction and land	—	927	(927)	(100)%	0.00 %	0.14 %
Total CRE	15,247	7,498	7,749	103 %	0.07 %	0.04 %
Total commercial	**41,291**	**30,353**	**10,938**	**36 %**	**0.10 %**	**0.08 %**
Consumer:						
Residential mortgage:						
Single-family residential	73,684	54,937	18,747	34 %	0.49 %	0.39 %
HELOCs	34,650	19,364	15,286	79 %	1.81 %	1.07 %
Total residential mortgage	108,334	74,301	34,033	46 %	0.64 %	0.46 %
Other consumer	77	107	(30)	(28)%	0.15 %	0.16 %
Total consumer	**108,411**	**74,408**	**34,003**	**46 %**	**0.64 %**	**0.46 %**
Total	**$ 149,702**	**$ 104,761**	**$ 44,941**	**43 %**	**0.26 %**	**0.19 %**

(1) There were no accruing loans past due 90 days or more as of both December 31, 2025 and 2024.

Allowance for Credit Losses

The Company maintains its allowance for credit losses at a level it believes is sufficient to provide appropriate reserves to absorb estimated future credit losses in accordance with GAAP. For additional information on the policies, methodologies and judgments used to determine the allowance for credit losses, see *Item 7. MD&A — Critical Accounting Estimates, Note 1 — Summary of Significant Accounting Policies* and *Note 6 — Loans Receivable and Allowance for Credit Losses* to the Consolidated Financial Statements in this Form 10-K.

The following table presents the allowance for credit losses allocated by loan portfolio segments, debt securities and unfunded credit commitments as of the periods indicated:

	December 31,			
	2025		2024	
($ in thousands)	**Allowance Allocation**	**% of Loan Type to Total Loans**	**Allowance Allocation**	**% of Loan Type to Total Loans**
ALLL				
Commercial:				
C&I	$ 475,613	33%	$ 384,319	32%
CRE:				
CRE	221,494	27%	218,677	28%
Multifamily residential	36,555	9%	32,117	9%
Construction and land	15,468	1%	17,497	1%
Total CRE	273,517	37%	268,291	38%
Total commercial	**749,130**	**70%**	**652,610**	**70%**
Consumer:				
Residential mortgage:				
Single-family residential	53,463	27%	44,816	27%
HELOCs	5,804	3%	3,132	3%
Total residential mortgage	59,267	30%	47,948	30%
Other consumer	1,376	0%	1,494	0%
Total consumer	**60,643**	**30%**	**49,442**	**30%**
Total ALLL	**$ 809,773**	**100%**	**$ 702,052**	**100%**
Allowance for debt securities	**$ 1,900**		**$ —**	
Allowance for unfunded credit commitments	**$ 48,690**		**$ 39,526**	
Total allowance for credit losses	**$ 860,363**		**$ 741,578**	
Loans held-for-investment	$ 56,878,172		$ 53,726,637	
ALLL to loans held-for-investment	**1.42%**		**1.31%**	

The following table presents net charge-offs and the net charge-offs to average loans ratios based on the loan categories as of the periods indicated:

($ in thousands)	December 31, 2025 Net Charge-Offs (Recoveries)	2025 Average Loans Held-for-Investment	2025 % of Net Charge-Offs (Recoveries) to Average Loans Held-for-Investment	2024 Net Charge-Offs (Recoveries)	2024 Average Loans Held-for-Investment	2024 % of Net Charge-Offs (Recoveries) to Average Loans Held-for-Investment
Commercial:						
C&I	$ 34,275	$ 17,440,477	0.20 %	$ 118,908	$ 16,490,180	0.72 %
CRE:						
CRE	24,008	15,003,349	0.16 %	13,823	14,587,444	0.09 %
Multifamily residential	(52)	4,991,171	0.00 %	(426)	5,061,821	(0.01)%
Construction and land	1,984	715,283	0.28 %	2,086	666,748	0.31 %
Total CRE	25,940	20,709,803	0.13 %	15,483	20,316,013	0.08 %
Total commercial	**60,215**	**38,150,280**	**0.16 %**	**134,391**	**36,806,193**	**0.37 %**
Consumer:						
Residential mortgage:						
Single-family residential	(249)	14,571,485	0.00 %	26	13,753,247	0.00 %
HELOCs	(16)	1,848,861	0.00 %	(58)	1,751,500	0.00 %
Total residential mortgage	(265)	16,420,346	0.00 %	(32)	15,504,747	0.00 %
Other consumer	(111)	47,456	(0.23)%	4,259	55,500	7.67 %
Total consumer	**(376)**	**16,467,802**	**0.00 %**	**4,227**	**15,560,247**	**0.03 %**
Total	**$ 59,839**	**$ 54,618,082**	**0.11 %**	**$ 138,618**	**$ 52,366,440**	**0.26 %**

Liquidity Risk Management

Liquidity. Liquidity risk arises from the Company’s inability to meet its customer deposit withdrawals and obligations to other counterparties as they come due, or to obtain adequate funding at a reasonable cost to meet those obligations. Liquidity risk also considers the stability of deposits. The objective of liquidity management is to manage the potential mismatch of asset and liability cash flows. Maintaining an adequate level of liquidity depends on the institution’s ability to efficiently meet both expected and unexpected cash flow and collateral needs without adversely affecting daily operations or the financial condition of the institution. To achieve this objective, the Company analyzes its liquidity risk, maintains readily available liquid assets, and utilizes diverse funding sources including its stable core deposit base.

The ROC has primary oversight responsibility over liquidity risk management. At the management level, the Company’s Asset/Liability Committee (“ALCO”) establishes the liquidity guidelines that govern the day-to-day active management of the Company’s liquidity position by requiring sufficient asset-based liquidity to cover potential funding requirements and avoid over-dependence on volatile, less reliable funding markets. These guidelines are established and monitored for both the Bank and East West on a stand-alone basis to ensure that East West can serve as a source of strength for its subsidiaries. The ALCO regularly monitors the Company’s liquidity status and related management processes, and provides regular reports on the Company’s liquidity position relative to policy limits and guidelines to the Board of Directors. The Company believes its liquidity management practices have been effective under normal operating and stressed market conditions.

The Company also maintains a Contingency Funding Plan that utilizes early-warning indicators that are monitored to provide timely detection of adverse liquidity situations and enable management to promptly respond. The Contingency Funding Plan describes the procedures, roles and responsibilities, and communication protocols for managing any identified emerging liquidity problem. Management monitors the early-warning indicators defined in the Contingency Funding Plan, which include metrics for measuring the Company's internal liquidity status as well as company-specific and market-wide external factors. When early warning indicators are triggered, management will evaluate the severity of the emerging liquidity problem and exercise appropriate management actions to address any liquidity and funding shortfalls.

Liquidity Sources — Deposits. The Company's primary source of funding is from deposits, generated by its banking business, which we believe is a relatively stable and low-cost source of funding. Our loans are funded by deposits, which amounted to $67.1 billion as of December 31, 2025, compared with $63.2 billion as of December 31, 2024. The Company's loan-to-deposit ratio was 85% as of both December 31, 2025 and 2024. See *Item 7. — MD&A — Balance Sheet Analysis — Deposits* in this Form 10-K for further details related to the Company's deposits.

Other Liquidity Sources. In addition to deposits, the Company has access to various sources of wholesale financing, including borrowing capacity with the FHLB and FRB discount window, FRB Standing Repurchase Agreement Facility ("SRF"), and several master repurchase agreements with major brokerage companies to sustain an adequate liquid asset portfolio, meet daily cash demands and allow management flexibility to execute its business strategy. However, general financial market and economic conditions could impact our access and cost of external funding. Additionally, the Company's access to capital markets is affected by the ratings received from various credit rating agencies.

Sources of funding included $3.0 billion and $3.5 billion of FHLB advances as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the FHLB advances were comprised of an overnight advance of $250 million with an interest rate of 4.02% and $2.8 billion of term advances that had fixed and floating interest rates ranging from 3.87% to 4.01% and with remaining maturities of six days to one year. The Company also held long-term debt of $32 million in the form of junior subordinated debt as of both December 31, 2025 and 2024, which qualifies as Tier 2 capital for regulatory capital purposes. Refer to *Note 10 — Federal Home Loan Bank Advances and Long-Term Debt* to the Consolidated Financial Statements in this Form 10-K for additional information on the junior subordinated debt.

The Company has pledged loans and/or debt securities to the FHLB and the FRB discount window as collateral. Additionally, effective in the third quarter of 2025, the Company prepositioned unpledged debt securities as collateral for overnight repurchase agreements at the FRB SRF. The Company has established operational procedures to enable borrowing against these assets, including regular monitoring of the total pool of loans and debt securities eligible as collateral. Eligibility of collateral is defined in guidelines from the FHLB and FRB and is subject to change at their discretion. The Company operated below its established risk limits for liquidity measures as of December 31, 2025. Accordingly, the Company believes the cash and cash equivalents, and available collateralized borrowing capacity described below provide sufficient liquidity above its expected cash needs.

The Company maintains its sources of liquidity in the form of cash and cash equivalents, unpledged and prepositioned debt securities, and secured borrowing capacity with eligible loans and debt securities pledged as collateral. The following table presents the Company's total available liquidity as of December 31, 2025 and 2024:

			Change	
($ in thousands)	**December 31, 2025**	**December 31, 2024**	**$**	**%**
Cash and cash equivalents	$ 4,188,139	$ 5,250,742	$ (1,062,603)	(20)%
Interest-bearing deposits with banks	16,189	48,198	(32,009)	(66)%
Unused secured borrowing capacity from:				
FHLB	11,849,692	9,928,152	1,921,540	19 %
FRB [(1)]	13,235,104	12,383,005	852,099	7 %
Unpledged and prepositioned securities				
Unpledged securities	6,326,512	7,819,531	(1,493,019)	(19)%
Securities prepositioned for FRB SRF [(2)]	4,581,604	—	4,581,604	NM
Total available liquidity	**$ 40,197,240**	**$ 35,429,628**	**$ 4,767,612**	**13 %**

NM — Not meaningful.

(1) The Company had no outstanding borrowings with the FRB as of December 31, 2025 and 2024.

(2) The Company enrolled as an eligible counterparty with the FRB SRF in the third quarter of 2025.

The Company's total available liquidity increased to $40.2 billion as of December 31, 2025, compared with $35.4 billion as of December 31, 2024. The increase in borrowing capacity was primarily due to an increase in total securities available to be pledged or prepositioned and loans pledged, as well as a decrease in FHLB advances outstanding.

Cash Requirements. In the ordinary course of business, the Company enters into contractual obligations that require future cash payments, including funding for customer deposit withdrawals, repayments for short- and long-term borrowings and other cash commitments. For additional information on these obligations, see the following Notes to the Consolidated Financial Statements in this Form 10-K:

- *Note 7 — Affordable Housing Partnership, Tax Credit and Community Reinvestment Act Investments, Net*
- *Note 9 — Deposits*
- *Note 10 — Federal Home Loan Bank Advances and Long-Term Debt*

The Company also has off-balance sheet arrangements which represent transactions that are not recorded on the Consolidated Balance Sheet. The Company's off-balance sheet arrangements include (1) commitments to extend credit, such as loan commitments, commercial letters of credit for foreign and domestic trade, standby letters of credit ("SBLCs"), and financial guarantees, to meet the financing needs of its customers, (2) future interest obligations related to customer deposits and the Company's borrowings, and (3) transactions with unconsolidated entities that provide financing, liquidity, market risk or credit risk support to the Company, or engage in leasing, hedging or research and development services with the Company. A portion of these commitments are expected to expire unused or only partially used, therefore the total commitment amounts do not necessarily represent future cash requirements. The Company does not expect the total commitment amounts as of December 31, 2025 to have a material current or future impact on the Company's financial conditions or results of operations. Additional information about the Company's loan commitments, commercial letters of credit and SBLCs is provided in *Note 12 — Commitments and Contingencies* to the Consolidated Financial Statements in this Form 10-K.

The Consolidated Statement of Cash Flows summarizes the Company's sources and uses of cash by type of activity for 2025, 2024 and 2023. Excess cash generated by operating and investing activities may be used to repay outstanding debt or invest in liquid assets.

Liquidity for East West. In addition to bank level liquidity management, the Company manages liquidity at the parent company level for various operating needs including payment of dividends, repurchases of common stock, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries. East West's primary source of liquidity is from cash dividends distributed by its subsidiary, East West Bank. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends as discussed in *Item 1. Business — Supervision and Regulation — Dividends and Other Transfers of Funds* in this Form 10-K. East West held $664 million and $395 million in cash and cash equivalents as of December 31, 2025 and 2024, respectively. Management believes that East West has sufficient sources of liquidity to meet the projected cash obligations for the coming year.

Liquidity Stress Testing. The Company utilizes liquidity stress analysis to determine the appropriate amounts of liquidity to maintain at the Company, foreign subsidiary and foreign branch to meet contractual and contingent cash outflows under a range of scenarios. Scenario analyses include assumptions about significant changes in key funding sources, market triggers, potential uses of funding and economic conditions in certain countries. In addition, Company specific events are incorporated into the stress testing. Liquidity stress tests are conducted to ascertain potential mismatches between liquidity sources and uses over various time horizons and under a variety of stressed conditions. Given the range of potential stresses, the Company maintains contingency funding plans on a consolidated basis and for individual entities.

As of December 31, 2025, the Company believes it has adequate liquidity resources to conduct operations and meet other needs in the ordinary course of business, and is not aware of any events that are reasonably likely to have a material adverse effect on its liquidity, capital resources or operations. For more details on how economic conditions may impact our liquidity, see *Item 1A. Risk Factors* in this Form 10-K.

Market Risk Management

Market risk refers to the risk of potential loss due to adverse movements in market risk factors, including interest rates, foreign exchange rates, commodity prices, and credit spreads. The Company is primarily exposed to interest rate risk through its core business activities of extending loans and acquiring deposits. The ROC of the Company's Board of Directors has primary oversight responsibility and has given the ALCO the task of market risk management. The ALCO establishes guidelines, risk measures and limits, and monitors compliance with the policies and risk limits pertaining to market risk management activities.

Interest Rate Risk Management

Interest rate risk is the risk that market fluctuations in interest rates can have a negative impact on the Company's earnings and capital stemming from mismatches in the Company's asset and liability cash flows primarily arising from customer-related activities such as lending and deposit-taking. The Company is subject to interest rate risk because:

- Assets and liabilities may mature or reprice at different times. If assets reprice faster than liabilities and interest rates are generally rising, earnings will initially increase;
- Assets and liabilities may reprice at the same time but by different amounts;
- Short- and long-term market interest rates may change by different amounts. For example, the shape of the yield curve may affect the yield of new loans and funding costs differently;
- The remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates increase sharply, mortgage-related products may pay down at a slower rate than anticipated, which could impact portfolio income and valuation; or
- Interest rates may have a direct or indirect effect on loan demand, collateral values, mortgage origination volume, and the fair value of other financial instruments.

The ALCO coordinates the overall management of the Company's interest rate risk, meets regularly to review the Company's open market positions and establishes policies to monitor and limit exposure to market risk. Interest rate risk management is carried out primarily through strategies involving the Company's loan portfolio, debt securities portfolio, available funding channels and capital market activities. In addition, the Company's policies permit the use of derivative instruments to assist in managing interest rate risk.

The Company measures and monitors interest rate risk exposure through various risk management tools, which include a simulation model that performs monthly interest rate sensitivity analyses under multiple interest rate scenarios against a baseline. The simulation model incorporates the market's forward rate expectations and the Company's earning assets and liabilities. The Company uses a dynamic balance sheet, incorporating expected forward growth and/or deposit product mix shift to perform the interest rate sensitivity analyses. The simulated interest rate scenarios include an instantaneous parallel shift in the yield curve and a gradual parallel shift in the yield curve ("linear rate ramp"). In addition, the Company also performs simulations using other alternative interest rate scenarios, including various permutations of the yield curve flattening, steepening or inverting. The Company uses the results of these simulations to formulate and gauge strategies to achieve a desired risk profile within its capital and liquidity guidelines.

The Company's net interest income volatility simulations are based on a dynamic balance sheet approach and market forward rates to better reflect the interest rate risk on the Company's financial statements. The Company's simulation scenarios use parallel shocks for both instantaneous and gradual net interest income simulations, as well as economic value of equity ("EVE") simulations. These simulations conform with industry-standard scenario definitions and enhance interpretability and comparability.

The net interest income simulation model is based on the maturity and repricing characteristics of the Company's interest rate sensitive assets, liabilities, and related derivative contracts. This model also incorporates various assumptions, which management believes to be reasonable but may have a significant impact on the results. These key assumptions include the timing and magnitude of changes in interest rates, the yield curve evolution and shape, the correlation between various interest rate indices, financial instruments' future repricing characteristics and spread relative to benchmark rates, and the effect of interest rate floors and caps. The modeled results are highly sensitive to deposit mix and deposit beta assumptions, which are derived from a regression analysis of the Company's historical deposit data.

Simulation results are highly dependent on modeled behaviors and input assumptions. To the extent that actual behaviors are different from the assumptions used in the models, there could be material changes to the interest rate sensitivity results. The key behavioral models impacting interest rate sensitivity simulations include deposit repricing, deposit balance forecasts, and mortgage prepayments. These models and assumptions are documented, supported, and periodically back-tested to assess the reasonableness and effectiveness. The Company also regularly monitors the sensitivity of the other important modeling assumptions, such as loan and security prepayments and early withdrawal on fixed-rate customer liabilities. The Company makes appropriate calibrations to the model as needed and continually validates the model, methodology and results. Changes to key model assumptions are reviewed by the Technical ALCO, a subcommittee of ALCO. Scenario results do not reflect strategies that the management could employ to limit the impact of changing interest rate expectations. The simulation does not represent a forecast of the Company's net interest income but is a tool utilized to assess the risk of the impact of changing market interest rates across a range of interest rate environments.

The Company employs a variety of quantitative and qualitative approaches to capture historical deposit repricing and balance behaviors. These historical observations are performed at a granular level based on key product characteristics, including distinctions for brokered, public, and large commercial deposits, which are then combined with forward-looking market expectations and the competitive landscape to generate the deposit repricing and balance forecasting models. The Company uses these deposit repricing models to forecast deposit interest expense. The repricing models provide sufficient granularity to reflect key behavioral differences across product and customer types. The deposit beta, which defines the sensitivity of deposit rates to changes in the effective federal funds rate, is a key parameter of the deposit rate forecast. For the year ended December 31, 2025, the Company assumed a weighted-average beta of 56% for total deposits, an increase of approximately 1% from December 31, 2024. This increase was primarily due to deposit product mix changes.

As loan and debt security prepayment assumptions are key components of the Company's model, the Company incorporates third-party vendor models to forecast prepayment behavior on mortgage loans and securities, which have mortgage loans as underlying collateral. These third-party vendor models have access to more comprehensive industry-level data that captures specific borrower and collateral characteristics over a variety of interest rate cycles. The Company will periodically assess and adjust the vendor models when appropriate to include its own available observations and expectations.

Twelve-Month Net Interest Income Simulation

Net interest income simulation modeling measures interest rate risk through earnings volatility. The simulation projects the cash flow changes in interest rate sensitive assets and liabilities, expressed in terms of net interest income, over a specified time horizon for defined interest rate scenarios. Net interest income simulations provide insight into the impact of market rate changes on earnings, which help guide risk management decisions. The Company assesses interest rate risk by comparing the changes of net interest income in different interest rate scenarios.

The following table presents the Company's net interest income sensitivity related to an instantaneous and sustained parallel shift in market interest rates by 100 and 200 bps as of December 31, 2025 and 2024, on a balance sheet assuming market implied forward rates and a dynamic balance sheet with forecasted loan and deposit growth on the date of analysis.

	Net Interest Income Volatility (1)	
	December 31,	
	2025	2024
Change in Interest Rates (in bps)	%	%
+200	5.6%	4.7 %
+100	3.2%	3.5 %
-100	(3.2)%	(4.0)%
-200	(5.9)%	(7.4)%

(1) The percentage change represents net interest income change over a 12-month period under market forward rates and expected balance sheet growth as of the analysis date versus various interest rate scenarios.

The composition of the Company's loan portfolio creates sensitivity to interest rate movements due to a mismatch of repricing behavior between the floating-rate loan portfolio and deposit products. In the table above, the net interest income volatility expressed in relation to base-case net interest income decreased under the falling rate scenarios as of December 31, 2025, reflecting updated assumptions on deposit mix and a shift in balance sheet composition toward a higher proportion of fixed-rate assets.

The Company also models scenarios based on gradual shifts in interest rates and assesses the corresponding impacts. These interest rate scenarios provide additional information to estimate the Company's underlying interest rate risk. The rate ramp table below shows the net interest income volatility under a gradual parallel shift of the market implied forward rates, in even monthly increments over the first 12 months, with the full shift passed through to the forward rates thereafter. The results are based on a dynamic balance sheet with expected loan and deposit growth as of the date of the analysis.

	Net Interest Income Volatility	
	December 31,	
	2025	2024
Change in Interest Rates (in bps)	%	%
+200 Rate ramp	3.4%	4.3%
+100 Rate ramp	1.7 %	2.3%
-100 Rate ramp	(1.5)%	(2.4)%
-200 Rate ramp	(3.0)%	(4.6)%

As of December 31, 2025, the Company's net interest income profile remains asset-sensitive under both instantaneous parallel and gradual shifts in interest rates, with a higher proportion of interest-earning assets repricing in the near term, compared to interest-bearing liabilities. This position is primarily driven by a significant volume of variable-rate loans indexed to Prime and Term Secured Overnight Financing Rate ("SOFR"). A declining rate environment could negatively impact the net interest income. However, this potential impact could be partially mitigated by several structural factors, including balance sheet growth and mix evolution, ongoing reinvestment of cash flows into assets at rates above legacy lower yielding instruments, and prevailing yield-curve conditions.

To reduce volatility, the Company has designated $4.3 billion in notional value of interest rate contracts as cash flow hedges, which are estimated to mitigate net interest income variability by approximately 1.27% of base net interest income for every 100 basis point change in interest rates. A portion of the Company's interest-bearing deposit portfolio consists of non-maturity deposits that are not directly indexed to short-term rates but remain sensitive to rate changes. The Company actively manages deposit pricing and employs quantitative models to evaluate and forecast deposit behavior under various interest rate scenarios.

Actual results may differ from modeled projections due to variations in earning asset growth and changes in deposit composition driven by customer preferences. Modeled outcomes are highly dependent on behavioral assumptions, including deposit mix shifts and customer rate sensitivity.

Economic Value of Equity at Risk

EVE is a cash flow calculation that takes the present value of all asset cash flows and subtracts the present value of all liability cash flows. This calculation is used for asset/liability management and measures changes in the present value of the bank's assets and liabilities due to changes in interest rates.

The economic value approach provides a comparatively broader scope than the net interest income volatility approach since it represents the discounted present value of cash flows over the expected life of the instruments. Due to this longer horizon, EVE is useful to identify risks arising from repricing, prepayment and maturity gaps between assets and liabilities on the balance sheet, as well as from off-balance sheet derivative exposures, over their lifetime. This long-term economic perspective into the Company's interest rate risk profile allows the Company to identify anticipated negative effects of interest rate fluctuations. However, the difference in time horizons can cause the EVE analysis to diverge from the shorter-term net interest income analysis presented above. Given the uncertainty of the magnitude, timing and direction of future interest rate movements, the shape of the yield curve, and potential changes to the balance sheet, actual results may vary from those predicted by the Company's model.

The following table presents the Company's EVE sensitivity related to an instantaneous parallel shift in market interest rates by 100 and 200 bps as of December 31, 2025 and 2024.

	Economic Value of Equity Volatility (1)	
	December 31,	
	2025	**2024**
Change in Interest Rates (in bps)	**%**	**%**
+200	(14.1)%	(12.5)%
+100	(6.6)%	(5.2)%
-100	5.2 %	4.6 %
-200	9.5 %	9.5 %

(1) The percentage change represents net present value change of the balance sheet as of the analysis date versus the various interest rate scenarios.

As of December 31, 2025, the Company's EVE is expected to decrease when interest rates rise. The EVE sensitivity represents a duration mismatch between fixed-rate assets versus fixed-rate liabilities where more fixed-rate assets are expected to produce more stable net interest income in the short term but may lead to decreases in net present value of future cash flows.

Derivatives

It is the Company's policy not to speculate on the future direction of interest rates, foreign currency exchange rates and commodity prices. However, the Company periodically enters into derivative transactions in order to manage its exposure to market risk, primarily interest rate risk and foreign currency risk. The Company believes these derivative transactions, when properly structured and managed, provide a hedge against inherent risk in certain assets and liabilities or against risk in specific transactions. Hedging transactions may be implemented using a variety of derivative instruments such as swaps, forwards, options and collars. The Company uses interest rate contracts to hedge the variability in interest received on certain floating-rate commercial loans. Foreign exchange derivatives are used in net investment hedging strategies to mitigate the risk of changes in the U.S. dollar equivalent value of a designated monetary amount of the Company's net investment in EWCN. Prior to entering any hedge accounting activity, the Company analyzes the costs and benefits of the hedge in comparison to alternative strategies. The Company also repositions its hedging derivatives portfolio based on the current assessment of economic and financial conditions, including the interest rate and foreign currency environments, balance sheet composition and trends, and the relative mix of its cash and derivative positions.

In addition, the Company enters into derivative transactions in order to accommodate its customers with their business needs or to assist customers with their risk management objectives, such as managing exposure to fluctuations in interest rates, foreign currencies and commodity prices. To economically hedge against the derivative contracts entered into with the Company's customers, the Company enters into offsetting derivative contracts with third-party financial institutions, some of which are cleared through central clearing organizations. The exposures from derivative transactions are collateralized by cash and/or eligible securities based on limits as set forth in the respective agreements between the Company and counterparty financial institutions. The fair value changes of the derivative contracts traded with third-party financial institutions are expected to be largely comparable to the fair value changes of the derivative transactions executed with customers throughout the terms of these contracts, except for the credit valuation adjustment component of the contracts and the spread variances between the customer derivatives and the offsetting financial counterparty positions. The Company also utilizes foreign exchange contracts that are not designated as hedging instruments to mitigate the economic effect of fluctuations in certain foreign currency on-balance sheet assets and liabilities and to meet funding needs in certain foreign currencies.

The Company is subject to credit risk associated with the counterparties to the derivative contracts. This counterparty credit risk is a multi-dimensional form of risk, affected by both the exposure and credit quality of the counterparty, both of which are sensitive to market-induced changes. The Company's Credit Risk Management Committee provides oversight of credit risk and the Company has guidelines in place to manage counterparty concentration, tenor limits, and collateral. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into legally enforceable master netting agreements, and by requiring collateral arrangements, where possible. The Company may also transfer counterparty credit risk related to interest rate swaps to third-party financial institutions through the use of credit risk participation agreements. Certain derivative contracts are required to be cleared through central clearing organizations, to further mitigate counterparty credit risk, where variation margin is applied daily as settlement to the fair value of the derivative contracts. In addition, the Company incorporates credit valuation adjustments and other market standard methodologies to appropriately reflect the counterparty's and the Company's own nonperformance risk in the fair value measurement of its derivatives. As of December 31, 2025, the Company anticipates performance by all of its counterparties and has not incurred any related credit losses.

The following tables summarize certain information on derivative instruments designated as accounting hedges and utilized by the Company in its management of interest rate risk as of December 31, 2025 and 2024:

	December 31, 2025					
				Weighted-Average		
($ in thousands)	Notional Amount	Fair Value Assets	Fair Value Liabilities	Fixed Rate	Floating Rate [1]	Remaining Term (in months)
Cash flow hedges						
Derivative contracts hedging loans:						
Interest rate swaps - Receive fixed pay floating [2]	$4,000,000	$ 39,997	$ 139	5.66 %	5.71 %	28.6
Interest rate collars - Buy floor sell cap	250,000	—	—	Cap: 4.58% Floor: 1.50%	3.87 %	5.0
Total cash flow hedges	**$4,250,000**	**$ 39,997**	**$ 139**			

	December 31, 2024					
				Weighted-Average		
($ in thousands)	Notional Amount	Fair Value Assets	Fair Value Liabilities	Fixed Rate	Floating Rate [1]	Remaining Term (in months)
Cash flow hedges						
Derivative contracts hedging loans:						
Interest rate swaps - Receive fixed pay floating	$4,000,000	$ 1,808	$ 29,102	4.95 %	6.47 %	23.8
Interest rate swaps - Receive fixed pay floating - Forward starting [2]	1,000,000	3,839	5,893	3.90 %	N/A	67.8
Interest rate collars - Buy floor sell cap	250,000	—	216	Cap: 4.58% Floor: 1.50%	4.55 %	17.0
Total cash flow hedges	**$5,250,000**	**$ 5,647**	**$ 35,211**			

(1) Floating rates are indexed to SOFR or Prime.
(2) Forward starting swaps with a total notional value of $1 billion became effective during 2025.

Additional information on the Company's derivatives is presented in *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Derivatives, Note 2 — Fair Value Measurement and Fair Value of Financial Instruments,* and *Note 5 — Derivatives* to the Consolidated Financial Statements in this Form 10-K.

Critical Accounting Estimates

The Company's significant accounting policies are described in *Note 1 — Summary of Significant Accounting Policies* to the Consolidated Financial Statements in this Form 10-K. Certain of these policies include critical accounting estimates, which are subject to valuation assumptions, subjective or complex judgments about matters that are inherently uncertain, and it is likely that materially different amounts could be reported under different assumptions and conditions. The Company has procedures and processes in place to facilitate making these judgments. The following is a brief description of the Company's critical accounting estimates involving significant judgments.

Allowance for Credit Losses

The Company's allowance for credit losses represents management's estimate of expected credit losses over the remaining expected life of the Company's financial assets measured at amortized cost, including loans and certain lending-related commitments. The allowance for credit losses involves significant judgment on various matters including development and weighting of macroeconomic forecasts, incorporation of historical loss experience, assessment of key credit risk characteristics, assignment of risk ratings, valuation of collateral, and the determination of remaining expected life. For additional information on these judgments and the Company's policies and methodologies used to determine the allowance for credit losses, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Allowance for Loan and Lease Losses* and *Unfunded Credit Commitments,* and *Note 6 — Loans Receivable and Allowance for Credit Losses* to the Consolidated Financial Statements in this Form 10-K.

A critical judgment in the process is estimating the Company's allowance for credit losses related to macroeconomic forecasts that are incorporated into quantitative methods. As any one economic outlook is inherently uncertain, the Company utilizes a baseline as well as upside and downside scenarios that are applied based on a probability weighting, to better reflect management's estimate of the expected credit losses given existing market conditions and the changes in the economic environment. Changes in the Company's assumptions and economic forecasts could significantly affect its estimate of expected credit losses, which could potentially lead to significant changes in the estimate from one reporting period to the next. For further discussion on the economic forecast incorporated into the 2025 model, see *Note 6 — Loans Receivable and Allowance for Credit Losses* to the Consolidated Financial Statements in this Form 10-K.

The allowance for credit losses is sensitive to changes in macroeconomic forecast assumptions. Given the dynamic relationship between macroeconomic variables within the Company's models, it is difficult to estimate the impact of a change in any one factor or input on the allowance. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all geographies or product types, and changes in factors and input may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. However, to provide additional context regarding the sensitivity of the allowance for credit losses to changes in key variables, the Company compared the quantitative modeled estimate when applying a 100% probability weighting to the downside scenario rather than the weighting of multiple scenarios used to estimate the allowance for credit losses at December 31, 2025. Without considering model overlays and qualitative adjustments which could result in a materially different estimate, this sensitivity analysis would have been approximately $423 million higher.

This analysis demonstrates the sensitivity to the allowance for credit losses to key quantitative assumptions and is not intended to estimate changes in the overall allowance for credit losses as it does not capture all the potentially unknown variables that could arise in the forecast period, but it provides an approximation of a possible outcome under hypothetical severe conditions. Management believes that the estimate for the allowance for credit losses was reasonable and appropriate as of December 31, 2025.

Fair Value Estimates

Certain financial instruments are carried at fair value on the Consolidated Balance Sheet on a recurring basis, including AFS debt securities, certain equity securities and derivatives. Changes in fair value are recorded either through earnings or other comprehensive income (loss). Other financial instruments, such as certain individually evaluated loans held-for-investment, loans held-for-sale, affordable housing partnership, tax credit and CRA investments, OREO and other nonperforming assets, are not carried at fair value each period but may require nonrecurring fair value adjustments primarily due to application of lower of cost or fair value accounting or write-downs of individual assets.

In determining the fair value of financial instruments, the Company uses market prices of the same or similar instruments whenever such prices are available. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may increase variability or reduce the availability of market prices used to determine fair value. If observable market prices are unavailable or impracticable to obtain, then fair value is estimated using modeling techniques such as discounted cash flows analysis. These modeling techniques incorporate management's assessments regarding the assumptions that market participants would use in pricing the asset or the liability, including the risks inherent in a particular valuation technique and the risk of nonperformance. The use of methodologies or assumptions different than those used by the Company could result in different estimates of fair value of financial instruments.

Significant judgment is also required to determine the fair value hierarchy for certain financial instruments. When fair values are based on valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement, the financial assets and liabilities are classified as Level 3 of the fair value hierarchy established under Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurement*.

The following table presents the Company's assets recorded at fair value and the portion of such assets that are classified within level 3 of the fair value hierarchy.

	December 31,			
	2025		2024	
($ in thousands)	**Total Balance (1)**	**Level 3**	**Total Balance (1)**	**Level 3**
Total assets measured at fair value on a recurring basis	$ 13,648,713	$ 522	$ 11,395,533	$ 239
Total assets measured at fair value on a nonrecurring basis	33,239	33,239	85,872	85,872
Total assets measured at fair value	**(a) $ 13,681,952**	**(b) $ 33,761**	**(d) $ 11,481,405**	**(f) $ 86,111**
Total assets	**(c) $ 80,434,997**		**(e) $ 75,976,475**	
Level 3 assets at fair value as a percentage of total assets	**(b)/(c)**	**0.04%**	**(f)/(e)**	**0.11%**
Level 3 assets at fair value as a percentage of total assets at fair value	**(b)/(a)**	**0.25%**	**(f)/(d)**	**0.75%**

(1) Before derivative netting adjustments.

For a complete discussion on the Company's fair value hierarchy of financial instruments, fair value measurement techniques and assumptions, and the impact on the Consolidated Financial Statements, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Fair Value* and *Note 2 — Fair Value Measurement and Fair Value of Financial Instruments* to the Consolidated Financial Statements in this Form 10-K.

Goodwill Impairment

The valuation and testing methodologies used in the Company's analysis of goodwill impairment are discussed in *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Goodwill, Note 8 — Goodwill,* and *Note 17 — Business Segments* to the Consolidated Financial Statements in this Form 10-K.

The Company performed its annual goodwill impairment test on all three reporting units using a qualitative assessment. The qualitative test indicated that it was more likely than not that the fair values of all the Company's reporting units exceeded their carrying values. The Company concluded that the goodwill allocated to its reporting units was not impaired as of December 31, 2025.

In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances such as macroeconomic conditions, industry and market considerations, financial performance, the Company's stock price and other relevant entity- and reporting-unit specific considerations.

Income Taxes

The Company files income tax returns in the jurisdictions in which it conducts business and evaluates income tax expense in two components: current and deferred income tax expense. Accrued taxes represent the net estimated amount due to or due from various tax jurisdictions in the current year and deferred tax assets represent amounts available to reduce income taxes payable in future years. The Company's interpretations of the tax laws, including the U.S., its states and the municipalities, and the tax jurisdictions in Hong Kong and China, are complex and subject to audit by taxing authorities that disputes may occur regarding its view on a tax position taken by the Company.

In estimating accrued taxes, the Company assesses the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent, and other pertinent information. The income tax laws are complex and subject to different interpretations by the Company and the relevant government taxing authorities. Significant judgment is required in determining the tax accruals and in evaluating the tax positions, including evaluating uncertain tax positions. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, tax credits, interpretations of tax laws, the status of examinations by the tax authorities, and newly enacted statutory, judicial, and regulatory guidance that could impact the relative merits and risks of tax positions. These changes, when they occur, impact tax expense and can materially affect our operating results and financial condition. The Company reviews its tax positions on a quarterly basis and adjusts to accrued taxes as new information becomes available. The Company believes that adequate provisions have been recorded for all income tax uncertainties consistent with ASC 740, *Income Taxes* as of December 31, 2025. For further information on the Company's accounting for income taxes and significant tax attributes, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Income Taxes* and *Note 11 — Income Taxes* to the Consolidated Financial Statements in this Form 10-K.

Recently Adopted Accounting Standards

For detailed discussion and disclosure on new accounting pronouncements adopted, see *Note 1 — Summary of Significant Accounting Policies* to the Consolidated Financial Statements in this Form 10-K.

Reconciliation of GAAP to Non-GAAP Financial Measures

To supplement the Company's Consolidated Financial Statements presented in accordance with U.S. GAAP, the Company uses certain non-GAAP measures of financial performance. Non-GAAP financial measures are not prepared in accordance with, or as an alternative to U.S. GAAP. Generally, a non-GAAP financial measure is a numerical measure of a company's performance that either excludes or includes amounts, or is subject to adjustments that have such an effect, that are not normally excluded or included in the most directly comparable financial measure that is calculated and presented in accordance with U.S. GAAP. The non-GAAP financial measures discussed in this Form 10-K include but are not limited to ROATCE, tangible book value per share, and adjusted loan yield. Certain additional non-GAAP financial measures that are components of the foregoing non-GAAP financial measures are also set forth and reconciled in the table below. The Company believes these non-GAAP financial measures, when taken together with the corresponding U.S. GAAP financial measures, provide meaningful supplemental information regarding its performance, and allow comparability to prior periods. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

The following tables present the reconciliations of U.S. GAAP to non-GAAP financial measures for 2025 and 2024:

($ in thousands)		Year Ended December 31, 2025	Year Ended December 31, 2024
Net income	(a)	$ 1,325,188	$ 1,165,586
Add: Amortization of mortgage servicing assets		1,124	1,322
Tax effect of amortization adjustments [(1)]		(315)	(393)
Tangible net income (non-GAAP)	**(b)**	**$ 1,325,997**	**$ 1,166,515**
Average stockholders' equity	(c)	$ 8,276,408	$ 7,315,174
Less: Average goodwill		(465,697)	(465,697)
Average mortgage servicing assets		(4,684)	(5,953)
Average tangible book value (non-GAAP)	**(d)**	**$ 7,806,027**	**$ 6,843,524**
ROAE	**(a)/(c)**	**16.01%**	**15.93%**
ROATCE (non-GAAP)	**(b)/(d)**	**16.99%**	**17.05%**

($ and shares in thousands, except per share data)		December 31, 2025	December 31, 2024
Stockholders' equity	(a)	$ 8,899,202	$ 7,723,054
Less: Goodwill		(465,697)	(465,697)
Mortgage servicing assets		(4,119)	(5,234)
Tangible book value (non-GAAP)	**(b)**	**$ 8,429,386**	**$ 7,252,123**
Number of common shares at period-end	**(c)**	**137,579**	**138,437**
Book value per share	**(a)/(c)**	**$ 64.68**	**$ 55.79**
Tangible book value per share (non-GAAP)	**(b)/(c)**	**$ 61.27**	**$ 52.39**

		Year Ended December 31, 2025	Year Ended December 31, 2024
Average loan yield			
Interest income on loans	(d)	$ 3,494,661	$ 3,490,979
Less: Loan payoff discount accretion and interest recoveries		(32,296)	—
Adjusted interest income on loans	**(e)**	**$ 3,462,365**	**$ 3,490,979**
Average loans	(f)	$ 54,624,959	$ 52,368,780
Average loan yield	**(d)/(f)**	**6.40 %**	**6.67 %**
Adjusted average loan yield	**(e)/(f)**	**6.34 %**	**6.67 %**

(1) Applied blended statutory rate of 28.02% for 2025 and 29.73% for 2024.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative disclosures regarding market risk in the Company's portfolio, see *Item 7. MD&A — Risk Management — Market Risk Management* and *Note 5 — Derivatives* to the Consolidated Financial Statements in this Form 10-K.

EAST WEST BANCORP, INC.
ITEM 8. FINANCIAL STATEMENTS
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
East West Bancorp, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of East West Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for loan and lease losses for commercial loans evaluated on a collective pool basis

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company's allowance for loan and lease losses ("ALLL") is established as management's estimate of expected credit losses inherent in the Company's lending activities. As of December 31, 2025 the ALLL was $810 million, which includes the ALLL for commercial loans evaluated on a collective pool basis (the commercial collective ALLL). The ALLL is the portion of the loan's amortized cost basis that the Company does not expect to collect due to anticipated credit losses over the loan's contractual life, adjusted for estimated prepayments. The Company measured the expected credit losses on a collective pool basis when similar risk characteristics existed. The December 31, 2025 commercial collective ALLL included quantitative and qualitative components. The Company developed and documented the commercial collective ALLL methodology at the portfolio segment level. The commercial collective ALLL methodology used various models and estimation techniques based on the Company's historical loss experience, current borrower characteristics, which included internal risk ratings, current conditions, and reasonable and supportable macroeconomic forecasts. The commercial loan portfolio is comprised of commercial and industrial (“C&I”) and commercial real estate (“CRE”), which also included multifamily residential, and construction and land loans. The Company’s C&I lifetime loss rate model estimated credit losses by estimating a loss rate expected over the life of a loan which is applied to the amortized cost basis, excluding accrued interest receivables, to determine expected credit losses. The Company’s CRE model applies projected probability of defaults (“PDs”) and loss given defaults (“LGDs”) to the estimated exposure at default, considering the term and payment structure of the loan, to generate estimates of expected loss. The Company incorporated forward-looking information using macroeconomic scenarios, which included variables that are considered key drivers of increases and decreases in credit losses. A probability-weighted multiple scenario forecast over a reasonable and supportable forecast period is incorporated into both the quantitative models. The Company’s C&I lifetime loss rate model reverts to the historical average loss rate, expressed through the loan-level lifetime loss rate, after the reasonable and supportable forecast period. The Company’s CRE model considers the contractual life of the loans and the forecast of future economic conditions return to long-run historical economic trends within the reasonable and supportable period. In order to estimate the life of a loan under both quantitative models, the contractual term of the loan is adjusted for estimated prepayments based on historical prepayment experience. The Company also considered qualitative factors in determining the commercial collective ALLL, if these factors have not already been captured by the quantitative model.

We identified the December 31, 2025 commercial collective ALLL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the commercial collective ALLL methodology, including an evaluation of the conceptual soundness and performance of the methods and models used to estimate (1) the quantitative component and its significant data elements and assumptions, which included portfolio segments, historic loss experience, reasonable and supportable forecast period, internal risk ratings, probability-weighted macroeconomic forecast scenarios, contractual term of the loan adjusted for estimated prepayments, and (2) the qualitative component. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the commercial collective ALLL estimates, including controls over the:

- development of the commercial collective ALLL methodology
- continued use and appropriateness of changes made to the quantitative models
- performance monitoring of the quantitative models
- identification and determination of the significant data elements and assumptions used in the quantitative models
- development of the qualitative component
- analysis of the commercial collective ALLL results, trends, and ratios.

We evaluated the Company’s process to develop the commercial collective ALLL estimates by testing the models, significant data elements and assumptions that the Company used, and considered the relevance and reliability of such models, data, factors, and assumptions. We performed ratio and trend analysis over key ratios and peer comparison information relevant to the commercial collective ALLL. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company’s commercial collective ALLL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the assessment, conceptual soundness and performance testing of the quantitative models, which are based on historical loss experience by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- evaluating the judgments made by the Company in selecting the macroeconomic forecast scenarios, including the reasonable and supportable period and the related probability-weighted macroeconomic forecast scenarios

- determining whether the loan portfolio is pooled based on loans with similar risk characteristics by comparing to the Company's business environment and relevant industry practices

- evaluating risk ratings for a selection of collectively evaluated loans

- evaluating the conceptual soundness of the framework used to develop the qualitative factors and the effect of those factors on the commercial collective ALLL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models.

We also assessed the sufficiency of the audit evidence obtained related to the commercial collective ALLL estimates by evaluating the:

- cumulative results of audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in accounting estimates.

/s/ KPMG LLP

We have served as the Company's auditor since 2009.

Los Angeles, California
February 27, 2026

EAST WEST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in thousands, except shares)

	December 31,	
	2025	2024
ASSETS		
Cash and due from banks	$ 656,125	$ 360,734
Interest-bearing cash with banks	3,532,014	4,890,008
Cash and cash equivalents	4,188,139	5,250,742
Interest-bearing deposits with banks	16,189	48,198
Securities purchased under resale agreements (“resale agreements”)	425,000	425,000
Debt securities:		
Available-for-sale (“AFS”), at fair value (amortized cost of $13,619,781 and $11,505,775)	13,212,220	10,846,811
Held-to-maturity (“HTM”), at amortized cost (fair value of $2,479,746 and $2,387,754)	2,870,058	2,917,413
Loans held-for-sale	20,976	—
Loans held-for-investment (net of allowance for loan and lease losses (“ALLL”) of $809,773 and $702,052)	56,068,399	53,024,585
Affordable housing partnership, tax credit and Community Reinvestment Act (“CRA”) investments, net	969,492	926,640
Premises and equipment (net of accumulated depreciation of $175,297 and $166,154)	82,310	82,233
Operating lease right-of-use assets	125,407	81,967
Goodwill	465,697	465,697
Other assets	1,991,110	1,907,189
TOTAL	**$ 80,434,997**	**$ 75,976,475**
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 16,697,099	$ 15,450,428
Interest-bearing	50,385,602	47,724,595
Total deposits	67,082,701	63,175,023
Federal Home Loan Bank (“FHLB”) advances	3,000,000	3,500,000
Long-term debt and finance lease liabilities	35,645	35,974
Operating lease liabilities	138,206	89,263
Accrued expenses and other liabilities	1,279,243	1,453,161
Total liabilities	71,535,795	68,253,421
COMMITMENTS AND CONTINGENCIES (Note 12)		
STOCKHOLDERS’ EQUITY		
Common stock, $0.001 par value, 200,000,000 shares authorized; 170,487,574 and 169,925,379 shares issued	170	170
Additional paid-in capital	2,111,316	2,030,712
Retained earnings	8,301,522	7,311,542
Treasury stock, at cost 32,908,712 and 31,488,080 shares	(1,168,196)	(1,034,110)
Accumulated other comprehensive loss (“AOCI”), net of tax	(345,610)	(585,260)
Total stockholders’ equity	8,899,202	7,723,054
TOTAL	**$ 80,434,997**	**$ 75,976,475**

See accompanying Notes to Consolidated Financial Statements.

EAST WEST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
($ and shares in thousands, except per share data)

	Year Ended December 31,		
	2025	2024	2023
INTEREST AND DIVIDEND INCOME			
Loans receivable, including fees	$ 3,494,661	$ 3,490,979	$ 3,172,746
Debt securities	621,937	449,065	276,190
Resale agreements	6,475	11,254	20,164
Restricted equity securities	11,242	10,104	4,062
Interest-bearing cash and deposits with banks	159,081	231,794	220,643
Total interest and dividend income	4,293,396	4,193,196	3,693,805
INTEREST EXPENSE			
Deposits	1,594,529	1,720,174	1,205,550
Federal funds purchased and other short-term borrowings	22	42,163	157,002
FHLB advances	141,472	147,269	6,430
Securities sold under repurchase agreements (“repurchase agreements”)	2,082	197	1,497
Long-term debt and finance lease liabilities	2,662	4,677	11,072
Total interest expense	1,740,767	1,914,480	1,381,551
Net interest income before provision for credit losses	2,552,629	2,278,716	2,312,254
Provision for credit losses	160,000	174,000	125,000
Net interest income after provision for credit losses	2,392,629	2,104,716	2,187,254
NONINTEREST INCOME			
Commercial and consumer deposit-related fees	111,844	103,880	93,811
Lending and loan servicing fees	107,988	98,455	83,876
Foreign exchange income	58,905	54,605	48,276
Wealth management fees	50,000	38,627	26,994
Customer derivative income, net of mark-to-market adjustments	16,856	16,401	20,200
Net gains (losses) on AFS debt securities	963	2,069	(6,862)
Other investment income	10,868	5,611	9,348
Other income	21,803	15,570	17,469
Total noninterest income	379,227	335,218	293,112
NONINTEREST EXPENSE			
Compensation and employee benefits	618,753	550,734	508,538
Occupancy and equipment expense	66,129	64,399	64,528
Deposit account expense	35,218	47,390	43,143
Computer and software related expenses	54,737	47,271	44,475
Deposit insurance premiums and regulatory assessments	31,725	45,736	103,308
Other operating expense	165,039	148,301	136,305
Amortization of tax credit and CRA investments	74,795	54,242	120,299
Total noninterest expense	1,046,396	958,073	1,020,596
INCOME BEFORE INCOME TAXES	1,725,460	1,481,861	1,459,770
Income tax expense	400,272	316,275	298,609
NET INCOME	**$ 1,325,188**	**$ 1,165,586**	**$ 1,161,161**
EARNINGS PER SHARE (“EPS”)			
BASIC	$ 9.58	$ 8.39	$ 8.23
DILUTED	$ 9.52	$ 8.33	$ 8.18
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING			
BASIC	138,342	138,898	141,164
DILUTED	139,130	139,958	141,902

See accompanying Notes to Consolidated Financial Statements.

EAST WEST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
($ in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 1,325,188	$ 1,165,586	$ 1,161,161
Other comprehensive income, net of tax:			
Net changes in unrealized gains on AFS debt securities	178,328	48,845	81,763
Amortization of unrealized losses on debt securities transferred from AFS to HTM	10,592	10,884	11,171
Net changes in unrealized gains (losses) on cash flow hedges	48,996	(23,411)	52,155
Foreign currency translation adjustments	1,734	(982)	(56)
Other comprehensive income	239,650	35,336	145,033
COMPREHENSIVE INCOME	**$ 1,564,838**	**$ 1,200,922**	**$ 1,306,194**

See accompanying Notes to Consolidated Financial Statements.

EAST WEST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
($ in thousands, except shares and per share data)

	Common Stock and Additional Paid-in Capital					
	Shares	Amount	Retained Earnings	Treasury Stock	AOCI, Net of Tax	Total Stockholders' Equity
BALANCE, DECEMBER 31, 2022	**140,947,846**	**$ 1,936,557**	**$5,582,546**	**$ (768,862)**	**$ (765,629)**	**$ 5,984,612**
Cumulative-effect of change in accounting principle [(1)]	—	—	(4,262)	—	—	(4,262)
Net income	—	—	1,161,161	—	—	1,161,161
Other comprehensive income	—	—	—	—	145,033	145,033
Issuance of common stock pursuant to various stock compensation plans and agreements	913,185	44,430	—	—	—	44,430
Repurchase of common stock pursuant to various stock compensation plans and agreements	(327,573)	—	—	(23,751)	—	(23,751)
Repurchase of common stock pursuant to the stock repurchase program	(1,506,091)	—	—	(82,174)	—	(82,174)
Cash dividends on common stock ($1.92 per share)	—	—	(274,215)	—	—	(274,215)
BALANCE, DECEMBER 31, 2023	**140,027,367**	**$ 1,980,987**	**$6,465,230**	**$ (874,787)**	**$ (620,596)**	**$ 6,950,834**
Cumulative-effect of change in accounting principle [(2)]	—	—	(9,482)	—	—	(9,482)
Net income	—	—	1,165,586	—	—	1,165,586
Other comprehensive income	—	—	—	—	35,336	35,336
Issuance of common stock pursuant to various stock compensation plans and agreements	553,149	49,895	—	—	—	49,895
Repurchase of common stock pursuant to various stock compensation plans and agreements	(199,871)	—	—	(14,877)	—	(14,877)
Repurchase of common stock pursuant to the stock repurchase program	(1,943,346)	—	—	(144,446)	—	(144,446)
Cash dividends on common stock ($2.20 per share)	—	—	(309,792)	—	—	(309,792)
BALANCE, DECEMBER 31, 2024	**138,437,299**	**$ 2,030,882**	**$7,311,542**	**$ (1,034,110)**	**$ (585,260)**	**$ 7,723,054**
Net income	—	—	1,325,188	—	—	1,325,188
Other comprehensive income	—	—	—	—	239,650	239,650
Issuance of common stock pursuant to various stock compensation plans and agreements	562,195	80,604	—	—	—	80,604
Repurchase of common stock pursuant to various stock compensation plans and agreements	(208,108)	—	—	(19,156)	—	(19,156)
Repurchase of common stock pursuant to the stock repurchase program	(1,212,524)	—	—	(114,930)	—	(114,930)
Cash dividends on common stock ($2.40 per share)	—	—	(335,208)	—	—	(335,208)
BALANCE, DECEMBER 31, 2025	**137,578,862**	**$ 2,111,486**	**$8,301,522**	**$ (1,168,196)**	**$ (345,610)**	**$ 8,899,202**

(1) Represents the change in the Company's ALLL as a result of the adoption of Accounting Standards Update ("ASU") 2022-02, *Financial Instruments - Credit Losses* (Topic 326): *Troubled Debt Restructurings and the Vintage Disclosures* on January 1, 2023.

(2) Represents the impact of the adoption of ASU 2023-02, *Investments - Equity Method and Joint Ventures* (Topic 323): *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method* on January 1, 2024.

See accompanying Notes to Consolidated Financial Statements.

EAST WEST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,325,188	$ 1,165,586	$ 1,161,161
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	160,000	174,000	125,000
Depreciation, amortization and accretion, net	213,164	212,338	174,183
Stock compensation costs	76,189	45,535	39,867
Deferred income tax benefit	(7,775)	(14,283)	(49,139)
Net (gains) losses on AFS debt securities	(963)	(2,069)	6,862
Net losses (gains) on other real estate owned ("OREO") write-downs and sales	10,275	7,275	(3,451)
Loans held-for-sale:			
Originations and purchases	(4,105)	(2,881)	(116)
Proceeds from sales and paydowns/payoffs of loans originally classified as held-for-sale	4,102	3,020	—
Net change in accrued interest receivable and other assets	(97,306)	63,743	(146,270)
Net change in accrued expenses and other liabilities	(167,970)	(242,443)	105,304
Other operating activities, net	(9,099)	1,846	11,508
Total adjustments	176,512	246,081	263,748
Net cash provided by operating activities	**1,501,700**	**1,411,667**	**1,424,909**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (increase) decrease in:			
Affordable housing partnership, tax credit and CRA investments	(351,786)	(378,305)	(228,550)
Interest-bearing deposits with banks	33,115	(38,352)	128,523
Assets purchased under resale agreements:			
Proceeds from paydowns and maturities	—	360,000	219,917
Purchases	—	—	(212,725)
AFS debt securities:			
Proceeds from sales	952,413	1,428,829	3,138
Proceeds from repayments, maturities and redemptions	3,851,138	1,547,058	1,470,819
Purchases	(6,939,256)	(7,599,454)	(1,549,846)
Loans held-for-investment:			
Proceeds from sales of loans originally classified as held-for-investment	310,408	715,088	711,862
Purchases	(963,327)	(1,000,637)	(600,930)
Other changes in loans held-for-investment, net	(2,486,715)	(1,341,549)	(4,166,572)
Proceeds from sales of OREO and other foreclosed assets	36,122	33,055	3,721
Proceeds from repayments and redemptions of HTM debt securities	62,832	54,249	61,744
Redemption (purchases) of FHLB stock, net	14,024	(84,079)	—
Other investing activities, net	4,527	8,894	(88,262)
Net cash used in investing activities	**(5,476,505)**	**(6,295,203)**	**(4,247,161)**

See accompanying Notes to Consolidated Financial Statements.

EAST WEST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)
(Continued)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	3,863,717	7,108,377	144,468
Net change in short-term borrowings	2	(4,500,000)	4,500,000
FHLB advances:			
Proceeds	2,500,000	4,000,400	6,000,000
Repayments	(3,000,000)	(500,400)	(6,000,000)
Repurchase agreements:			
Repayment	—	—	(300,000)
Extinguishment cost	—	—	(3,872)
Repayment of lease liabilities and junior subordinated debt	(836)	(117,437)	(871)
Common stock:			
Proceeds from issuance pursuant to various stock compensation plans and agreements	3,212	3,023	3,208
Stock tendered for payment of withholding taxes	(19,239)	(14,877)	(23,751)
Repurchase of common stock pursuant to the stock repurchase program	(115,590)	(143,082)	(82,174)
Cash dividends paid	(334,041)	(308,478)	(274,554)
Net cash provided by financing activities	**2,897,225**	**5,527,526**	**3,962,454**
Effect of exchange rate changes on cash and cash equivalents	14,977	(8,232)	(7,002)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,062,603)	635,758	1,133,200
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,250,742	4,614,984	3,481,784
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 4,188,139**	**$ 5,250,742**	**$ 4,614,984**
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 1,742,199	$ 2,057,967	$ 1,213,319
Income taxes, net	$ 278,182	$ 246,945	$ 291,685
Noncash investing and financing activities:			
Loans transferred from held-for-investment to held-for-sale	$ 331,227	$ 659,322	$ 739,379
Loans transferred to OREO or other foreclosed assets	$ 33,513	$ 67,379	$ 11,141

See accompanying Notes to Consolidated Financial Statements.

Note 1 — Summary of Significant Accounting Policies

Organization

East West Bancorp, Inc. (referred to herein on an unconsolidated basis as "East West" and on a consolidated basis as the "Company") is a registered bank holding company that offers a full range of banking services to individuals and businesses through its subsidiary bank, East West Bank and its subsidiaries ("East West Bank" or the "Bank"). The Bank is the Company's principal asset. As of December 31, 2025, the Company operated in over 110 locations in the United States ("U.S.") and Asia. In the U.S., the Bank's corporate headquarters and main administrative offices are located in California, and its branches are located in California, Texas, New York, Washington, Georgia, Massachusetts and Nevada. In Asia, East West's presence includes branches in China and Hong Kong, and representative offices in China and Singapore. The Bank has a banking subsidiary based in China — East West Bank (China) Limited ("EWCN").

Significant Accounting Policies

Basis of Presentation — The accounting and reporting policies of the Company conform with the U.S. Generally Accepted Accounting Principles ("GAAP"), applicable guidelines prescribed by regulatory authorities and common practices in the banking industry. The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, income and expenses during the reporting period, and the related disclosures. Actual results could differ materially from those estimates. Certain items on the Consolidated Financial Statements and notes for the prior years have been reclassified to conform to the 2025 presentation.

Principles of Consolidation — The Consolidated Financial Statements in this Form 10-K include the accounts of East West and its subsidiaries that are majority owned and in which the Company has a controlling financial interest, and variable interest entities ("VIE") in which the Company has determined to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a VIE.

For a VIE, a controlling financial interest is where the Company has the power to direct the activities of an entity that most significantly impact the entity's economic performance and has an obligation to absorb losses or the right to receive benefits from the VIE. For an entity that does not meet the definition of a VIE, the entity is determined to be a voting interest entity. The Company consolidates a voting interest entity if it can exert control over the financial and operating policies of an investee, which can occur if the Company has a more than 50% voting interest in the entity. For unconsolidated entities, the Company uses the proportional amortization method ("PAM"), equity, cost or measurement alternative method based on the Company's voting or economic interest.

East West has one wholly-owned subsidiary that is a statutory business trust (the "Trust"). In accordance with the guidance in Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 810, *Consolidation,* the Trust has not been consolidated by the Company.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, cash items in transit, cash due from the Federal Reserve Bank ("FRB") of San Francisco and other financial institutions, money market funds, and federal funds sold with original maturities up to three months.

Interest-Bearing Deposits with Banks — Interest-bearing deposits with banks include cash placed with other banks with original maturities greater than three months and less than one year.

Assets Purchased under Resale Agreements and Securities Sold under Repurchase Agreements — Resale agreements are recorded as receivables based on the values at which the securities or loans are acquired. Repurchase agreements are accounted for as collateralized financing transactions and recorded as liabilities based on the values at which the securities are sold. The Company monitors the values of the underlying assets collateralizing the resale and repurchase agreements, including accrued interest, and obtains or posts additional collateral in order to maintain the appropriate collateral requirements for the transactions. For allowance for credit losses on resale agreements, refer to the *Allowance for Collateral-Dependent Financial Assets* section of this note for details.

Debt Securities — Debt securities are recorded on the Consolidated Balance Sheet as of their trade dates. The Company initially classifies its debt securities as trading securities, AFS or HTM debt securities based on management's intention on the date of the purchase. Debt securities are purchased for liquidity and investment purposes, as part of asset/liability management and other strategic activities.

Debt securities for which the Company has the positive intention and ability to hold until maturity are classified as HTM and are carried at amortized cost, net of allowance for credit losses. Debt securities not classified as trading securities or HTM securities are classified as AFS. AFS debt securities are reported at fair value, net of the allowance for credit losses, with unrealized gains and losses recorded in AOCI, net of applicable income taxes. For details of the allowance for credit losses on debt securities, refer to the *Allowance for Credit Losses on Available-for-Sale* and *Held-to-Maturity Debt Securities* sections of this note. Interest income, including any amortization of premium or accretion of discount, is included in debt securities *interest and dividend income* in the Company's Consolidated Statement of Income. The Company recognizes realized gains and losses on the sale of AFS debt securities in earnings, using the specific identification method.

Upon transfer of a debt security from the AFS to HTM category, the security's new amortized cost is reset to fair value, reduced by any previous write-offs but excluding any allowance for credit losses. Unrealized gains or losses at the date of transfer of these securities continue to be reported in AOCI and are amortized into interest income over the remaining life of the securities as effective yield adjustments, in a manner consistent with the amortization or accretion of the original purchase premium or discount on the associated security. For transfers of securities from the AFS to HTM category, any allowance for credit losses that was previously recorded under the AFS model is reversed and an allowance for credit losses is subsequently recorded under the HTM debt security model. The reversal and re-establishment of the allowance for credit losses are recorded in the provision for credit losses.

Equity Securities — The Company's equity securities include both marketable and non-marketable equity securities. Marketable equity securities with readily determinable fair values are recorded at fair value with unrealized gains and losses due to changes in fair value, and are included in *Other investment income* on the Consolidated Statement of Income. Marketable equity securities include mutual fund investments, which are included in *Affordable housing partnership, tax credit and CRA investments, net* on the Consolidated Balance Sheet.

Non-marketable equity securities including tax credit investments, and other equity investments that do not have readily determinable fair values are recorded in *Affordable housing partnership, tax credit and CRA investments, net,* and *Other assets* on the Consolidated Balance Sheet and are accounted for under one of the following accounting methods:

- ***Equity Method —*** When the Company has the ability to exercise significant influence over the investee.
- ***Proportional Amortization Method —*** For qualifying tax credit investments, the Company amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received, and recognizes the amortization in Income tax expense on the Consolidated Statement of Income.
- ***Cost Method —*** The cost method is applied to restricted equity securities held for membership and regulatory purposes, such as FRB of San Francisco and FHLB stock. These investments are held at their cost minus impairment. If impaired, the carrying value is written down to the fair value of the security.
- ***Measurement Alternative —*** This method is applied to all remaining non-marketable equity securities. These securities are carried at cost adjusted for impairment, if any, plus or minus observable price changes in orderly transactions of an identical or similar security of the same issuer.

The Company's impairment review for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, the expectations of cash flows, capital needs and the viability of its business model. For equity and cost method investments, the Company reduces the asset's carrying value when the Company considers declines in value to be other-than-temporary impairment ("OTTI"). For securities accounted for under the measurement alternative, the Company reduces the asset value when the fair value is less than the carrying value, without the consideration of recovery.

Loans Held-for-Sale — Loans are initially classified as loans held-for-sale when they are individually identified as being available for immediate sale and management has committed to a formal plan to sell them. Loans held-for-sale are carried at lower of cost or fair value. Subject to periodic review under the Company's evaluation process, including asset/liability and credit risk management, the Company may transfer certain loans from held-for-investment to held-for-sale measured at lower of cost or fair value. Any write-downs in the carrying amount of the loan at the date of transfer are recorded as charge-offs to the ALLL. Loan origination fees on loans held-for-sale, net of certain costs in processing and closing the loans, are deferred until the time of sale and are included in the periodic determination of the lower of cost or fair value adjustments and/or the gain or loss recognized at the time of sale. A valuation allowance is established if the fair value of such loans is lower than their cost. If the loan or a portion of the loan cannot be sold, it is subsequently transferred back to the loans held-for-investment portfolio from the loans held-for-sale portfolio at the lower of cost or fair value on the transfer date.

Loans Held-for-Investment — At the time of commitment to originate or purchase a loan, the loan is determined to be held-for-investment if it is the Company's intent to hold the loan to maturity or for the foreseeable future. Loans held-for-investment are stated at their outstanding principal, reduced by an ALLL and net of deferred loan fees or costs, or unearned fees on originated loans, net of unamortized premiums or unaccreted discounts from purchased loans. Nonrefundable fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The deferred net loan fees and costs are recognized in interest income as an adjustment to yield over the loan term using the effective interest method. Discounts/premiums on purchased loans are accreted/amortized to interest income using the effective interest method over the remaining contractual maturity. Interest on loans is calculated using the simple-interest method on daily balances of the principal amounts outstanding. Generally, loans are placed on nonaccrual status when they become 90 days past due or more. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. Loans are also placed on nonaccrual status when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that full collection of principal or interest becomes uncertain, regardless of the length of past due status. Once a loan is placed on nonaccrual status, interest accrual is discontinued and all unpaid accrued interest is reversed against interest income. Interest payments received on nonaccrual loans are reflected as a reduction of principal and not as interest income. A loan is returned to accrual status when the borrower has demonstrated a satisfactory payment trend subject to management's assessment of the borrower's ability to repay the loan.

Loan Modifications — The Company applies the general loan modification guidance provided in ASC 310-20 to all loan modifications, including modifications made to borrowers experiencing financial difficulty. Under ASC 310-20-35-9 to 310-20-35-10, a modification is treated as a new loan only if the following two conditions are met: (1) the terms of the new loan are at least as favorable to the Company as the terms for comparable loans to other customers with similar collection risks; and (2) modifications to the terms of the original loan are more than minor. If either condition is not met, the modification is accounted for as the continuation of the existing loan with any effect of the modification treated as a prospective adjustment to the loan's effective interest rate. A modification may vary by program and by borrower-specific characteristics, and may include rate reductions, principal forgiveness, term extensions, and payment delays, and is intended to minimize the Company's economic loss and to avoid foreclosure or repossession of collateral. The Company applies the same credit loss methodology it uses for similar loans that were not modified. ASC 310-10-50-42 requires disclosures of modification made to borrowers experiencing financial difficulty in the forms of principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions or a combination of these types of modifications.

Allowance for Loan and Lease Losses — The ALLL is established as management's estimate of expected credit losses inherent in the Company's lending activities; it is increased by the provision for credit losses and decreased by net charge-offs. The ALLL is evaluated quarterly by management based on regular reviews of the collectability of the Company's loans, and more often if deemed necessary. The Company develops and documents the ALLL methodology at the portfolio segment level. The commercial loan portfolio is comprised of commercial and industrial ("C&I"), commercial real estate ("CRE"), multifamily residential, and construction and land loans; and the consumer loan portfolio is comprised of single-family residential, home equity lines of credit ("HELOCs"), and other consumer loans.

The ALLL represents the portion of a loan's amortized cost basis that the Company does not expect to collect due to anticipated credit losses over the loan's contractual life, adjusted for prepayments. The Company measures the expected loan losses on a collective pool basis when similar risk characteristics exist. Models consisting of quantitative and qualitative components are designed for each pool to develop the expected credit loss estimates. Reasonable and supportable forecast periods vary by loan portfolio. The Company has adopted lifetime loss rate models for the portfolios, which use historical loss rates and forecast economic variables to calculate the expected credit losses for each loan pool. When loans do not share similar risk characteristics, the Company evaluates the loan for expected credit losses on an individual basis. Individually assessed loans include nonaccrual loans. The Company evaluates loans for expected credit losses on an individual basis if, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. When the loan is deemed uncollectible, it is the Company's policy to charge off the uncollectible amount against the ALLL.

The amortized cost of loans held-for-investment excludes accrued interest, which is included in *Other assets* on the Consolidated Balance Sheet. The Company has made an accounting policy election to not recognize an ALLL for accrued interest receivables as the Company reverses accrued interest if a loan is on nonaccrual status.

The ALLL is reported on the Consolidated Balance Sheet and the *Provision for credit losses* is reported on the Consolidated Statement of Income.

Allowance for Unfunded Credit Commitments — The allowance for unfunded credit commitments includes reserves provided for unfunded loan commitments, letters of credit, standby letters of credit ("SBLCs") and recourse obligations for loans sold. The Company estimates the allowance for unfunded credit commitments over the contractual period in which the entity is exposed to credit risk via a present contractual obligation to extend credit. Within the period of credit exposure, the Company considers both the likelihood that funding will occur, and the expected credit losses on the commitments that are expected to fund over their estimated lives.

The allowance for unfunded credit commitments is maintained at a level believed by management to be sufficient to absorb expected credit losses related to unfunded credit facilities. The determination of the adequacy of the allowance is based on periodic evaluations of the unfunded credit facilities. For all off-balance sheet instruments and commitments, the unfunded credit exposure is calculated using assumptions based on the Company's historical utilization experience in related portfolio segments. Loss rates are applied to the calculated exposure balances to estimate the allowance for unfunded credit commitments. Other elements such as credit risk factors for loans outstanding, terms and expiration dates of the unfunded credit facilities, and other pertinent information are considered to determine the adequacy of the allowance.

The allowance for unfunded credit commitments is included in the *Accrued expenses and other liabilities* on the Consolidated Balance Sheet. Changes to the allowance for unfunded credit commitments are included in *Provision for credit losses* on the Consolidated Income Statements.

Allowance for Credit Losses on Available-for-Sale Debt Securities — For each reporting period, each AFS debt security that is in an unrealized loss position is individually analyzed as part of the Company's ongoing assessments to determine whether a fair value below the amortized cost basis has resulted from a credit loss or other factors. The initial indicator of impairment is a decline in fair value below the amortized cost of the AFS debt security, excluding accrued interest. The Company first considers whether there is a plan to sell the AFS debt security or it is more-likely-than-not that it will be required to sell the AFS debt security before recovery of the amortized cost. In determining whether an impairment is due to credit related factors, the Company considers the severity of the decline in fair value, nature of the security, the underlying collateral, the financial condition of the issuer, changes in the AFS debt security's ratings and other qualitative factors. For AFS debt securities that are guaranteed or issued by the U.S. government, or government-sponsored enterprises of high credit quality, the Company applies a zero credit loss assumption.

When the Company does not intend to sell the impaired AFS debt security and it is more-likely-than-not that the Company will not be required to sell the impaired debt security prior to recovery of its amortized cost basis, the credit component of the unrealized loss of the impaired AFS debt security is recognized as an allowance for credit losses, with a corresponding *Provision for credit losses* on the Consolidated Statement of Income and the non-credit component is recognized in *Other comprehensive income (loss)* on the Consolidated Statement of Comprehensive Income, net of applicable taxes. At each reporting period, the Company increases or decreases the allowance for credit losses as appropriate, while limiting reversals of the allowance for credit losses to the extent of the amounts previously recorded. If the Company intends to sell the impaired debt security or it is more-likely-than-not that the Company will be required to sell the impaired debt security prior to recovering its amortized cost basis, the entire impairment amount is recognized as an adjustment to the debt security's amortized cost basis, with a corresponding *Provision for credit losses* on the Consolidated Statement of Income.

The amortized cost of the Company's AFS debt securities excludes accrued interest, which is included in *Other assets* on the Consolidated Balance Sheet. The Company has made an accounting policy election not to recognize an allowance for credit losses for accrued interest receivables on AFS debt securities as the Company reverses any accrued interest if a debt security is impaired. As each AFS debt security has a unique security structure, where the accrual status is clearly determined when certain criteria listed in the terms are met, the Company assesses the default status of each security as defined by the debt security's specific security structure.

Allowance for Credit Losses on Held-to-Maturity Debt Securities — For each major HTM debt security type, the allowance for credit losses is estimated collectively for groups of securities with similar risk characteristics. For securities that do not share similar risk characteristics, the losses are estimated individually. The Company applies a zero credit loss assumption to certain HTM debt securities, including debt securities that are either guaranteed or issued by the U.S. government or government-sponsored enterprises, are highly rated by nationally recognized statistical rating organizations ("NRSROs"), and have a long history of no credit losses. Any expected credit loss is recorded through the allowance for credit losses and deducted from the amortized cost basis of the security, reflecting the net amount the Company expects to collect.

The amortized cost of the Company's HTM debt securities excludes accrued interest, which is included in *Other assets* on the Consolidated Balance Sheet. The Company has made an accounting policy election not to recognize an allowance for credit losses for accrued interest receivables on HTM debt securities, as the Company reverses any accrued interest against interest income if a debt security is placed on nonaccrual status. The criteria used to place HTM debt securities on nonaccrual are largely similar to those described for loans. Any cash collected on nonaccrual HTM debt securities is applied to reduce the security's amortized cost basis and not as interest income. Generally, the Company returns an HTM security to accrual status when all delinquent interest and principal become current under the contractual terms of the security, and the collectability of remaining principal and interest is no longer doubtful.

Allowance for Collateral-Dependent Financial Assets — A financial asset is considered collateral-dependent if repayment is expected to be provided substantially through the operation or sale of the collateral. The allowance for credit losses is measured on an individual basis for collateral-dependent financial assets and determined by comparing the fair value of the collateral less the cost to sell, to the amortized cost basis of the related financial asset at the reporting date. Other than loans, collateral-dependent financial assets could also include resale agreements. In arrangements which the borrower must continually adjust the collateral securing the asset to reflect changes in the collateral's fair value (e.g., resale agreements), the Company estimates the expected credit losses on the basis of the unsecured portion of the amortized cost as of the balance sheet date. If the fair value of the collateral is equal to or greater than the amortized cost of the resale agreement, the expected losses would be zero. If the fair value of the collateral is less than the amortized cost of the asset, the expected losses are limited to the difference between the fair value of the collateral and the amortized cost basis of the resale agreement.

Allowance for Purchased Credit Deteriorated Assets — Purchased assets that have experienced a more-than-insignificant deterioration in credit quality since origination are deemed Purchased Credit Deteriorated ("PCD") assets. For PCD HTM debt securities and PCD loans, the company records the allowance for credit losses by grossing up the initial amortized cost, which includes the purchase price and the allowance for credit losses. The expected credit losses of PCD debt securities are measured at the individual security level. The expected credit losses for PCD loans are measured based on the loan's unpaid principal balance. Under this approach, there is no income statement impact from the acquisition. Subsequent changes in the allowance for credit losses on PCD assets will be recognized in *Provision for credit losses* on the Consolidated Statement of Income. The non-credit discount or premium will be accreted to interest income based on the effective interest rate on the PCD assets determined after the gross-up for the allowance for credit losses. At the acquisition date, the initial allowance for credit losses determined on a collective basis is allocated to individual assets in accordance with ASC 326-20-30-13. Subsequent changes in the allowance for credit losses on PCD assets are recognized as Provision for credit losses (or reversal of provision for credit losses) on the Consolidated Statement of Income.

Premises and Equipment, Net — The Company's premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the various classes of assets. The ranges of estimated useful lives for the principal classes of assets are as follows:

Premises and Equipment	Useful Lives
Buildings	25 years
Building improvements	15 years
Furniture, fixtures and equipment, including computer equipment	3 to 7 years
Leasehold improvements	Remaining term of lease or useful life, whichever is shorter

The Company reviews its long-lived assets for impairment annually, or when events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. An asset is considered impaired when the fair value, which is the expected undiscounted cash flows over the remaining useful life, is less than the net book value. The excess of the net book value over its fair value is charged as impairment loss to noninterest expense.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of net assets acquired in an acquisition. Goodwill is tested for impairment on an annual basis as of December 31, or more frequently if an event occurs or circumstances change that indicate a potential impairment at the reporting unit level. The Company assesses goodwill for impairment at each operating segment level. The Company organizes its operations into three reporting segments: (1) Consumer and Business Banking; (2) Commercial Banking; and (3) Treasury and Other. For information on how the reporting units are identified and the components are aggregated, see *Note 17 — Business Segments* to the Consolidated Financial Statements in this Form 10-K. The Company has the option to perform a qualitative assessment of goodwill or elect to bypass the qualitative test and proceed directly to a quantitative test. If the Company performs a qualitative assessment of goodwill to test for impairment and concludes it is more likely than not that a reporting unit's fair value is greater than its carrying value, quantitative tests are not required. If the qualitative analysis indicates that it is more likely than not that a reporting unit's fair value is less than its carrying value, the Company is required to perform a quantitative assessment to determine if there is goodwill impairment. Factors considered in the qualitative assessments include but are not limited to macroeconomic conditions, industry and market considerations, financial performance of the respective operating segment and other relevant entity- and reporting-unit specific considerations. A quantitative valuation involves determining the fair value of each reporting unit and comparing the fair value to its corresponding carrying value. Goodwill impairment loss is recorded as a charge to noninterest expense and an adjustment to the carrying value of goodwill. Subsequent reversals of goodwill impairment are not allowed.

Derivatives — As part of its asset/liability management strategy, the Company uses derivative financial instruments to mitigate exposure to interest rate and foreign currency risks, and to assist customers with their risk management objectives. Derivatives utilized by the Company primarily include swaps, forwards and option contracts. Derivative instruments are included in *Other assets* or *Accrued expenses and other liabilities* on the Consolidated Balance Sheet at fair value. All derivatives designated as fair value hedges and hedges of the net investments in certain foreign operations are linked to specific hedged items or to groups of specific assets and liabilities on the Consolidated Balance Sheet. Cash flow hedges are linked to the forecasted transactions related to a recognized asset/liability or to groups of recognized assets/liabilities. The related cash flows impacts of derivatives are recognized on the *Cash flows from operating activities* section on the Consolidated Statement of Cash Flows.

The Company uses accounting hedges based on the exposure being hedged as either fair value hedges, cash flow hedges or hedges of the net investments in certain foreign operations. For fair value hedges of interest rate risk, changes in fair value of derivatives are reported in the same line item where the earnings effect of the hedged item is presented, as *Interest expense* or *Interest and dividend income* on the Consolidated Statement of Income. Changes in fair value of derivatives designated as hedges of the net investments in foreign operations are recorded as a component of AOCI. For cash flow hedges of floating-rate interest payments or receipts, the change in the fair value of hedges is recognized in *AOCI* on the Consolidated Balance Sheet and reclassified to earnings in the same period when the hedged cash flows impact earnings. The changes in the fair value of the hedging instrument are recorded in the same income statement line item as the hedged item's expense or income is recorded. For example, fair value changes of hedges on borrowings are recorded within *Interest expense*, and fair value changes of hedges on loan assets are recorded as interest income within *Interest and dividend income* on the Consolidated Statements of Income.

To qualify as an accounting hedge under the hedge accounting rules (versus an economic hedge where hedge accounting is not sought), a derivative must be highly effective in offsetting the risk designated as being hedged at the inception and on an ongoing basis. The Company evaluates the hedge effectiveness and formally documents its hedging relationships at inception, including the identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction at the time the derivative contract is executed. Subsequent to inception, on a quarterly basis, the Company assesses whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value of the hedged items or the cash flows of attributable hedged risks. The quarterly assessment is performed on both a prospective basis (to reconfirm forward-looking expectations that the hedge will be highly effective) and a retrospective basis (to determine whether the hedging relationship was highly effective).

The Company discontinues hedge accounting prospectively when (i) a derivative is no longer highly effective in offsetting the risk being hedged; (ii) a derivative expires, or is sold, terminated or exercised, or (iii) the Company determines that designation of a derivative as a hedge is no longer appropriate. If a fair value hedge is discontinued, the derivative will continue to be recorded on the Consolidated Balance Sheet at fair value with changes in fair value recognized on the Consolidated Statement of Income. When the hedged net investment is discontinued, any amounts that have not yet been recognized in earnings remain in AOCI until the net investment is either sold or substantially liquidated where the changes in the fair value of the derivatives are reclassified out of AOCI into *Foreign exchange income* on the Consolidated Statement of Income. If a cash flow hedge is discontinued but the hedged forecasted cash flow is still expected to happen, the derivative net gain or loss will remain in *AOCI* and be reclassified into earnings in the periods in which the hedged forecasted cash flow affects earnings. If a cash flow hedge is discontinued and it becomes probable that the forecasted cash flow is not expected to happen, the derivative net gain or loss will be reclassified into earnings immediately.

The Company also offers various interest rate, commodity and foreign exchange derivative products to customers. These derivative contracts are recorded at fair value with changes in fair value recorded in *Customer derivative income* or *Foreign exchange income* on the Consolidated Statement of Income.

As part of its loan origination process, the Company may periodically receive equity warrants to purchase preferred and/or common stock of the public or private companies to which it provides loans. Separately, the Company granted performance-based restricted stock units ("RSUs") as part of its consideration for an investment made during the third quarter of 2023. The vesting of these performance-based RSUs is contingent on the investee meeting certain financial performance targets during the future performance period. These equity contracts are accounted for as derivatives and recorded at fair value in *Other assets* or *Accrued expenses and other liabilities* on the Consolidated Balance Sheet with changes in fair value recorded in *Lending fees*, for equity warrants related to the loan origination process, or *Other investment income,* for performance-based RSU's, on the Consolidated Statement of Income.

The Company is exposed to counterparty credit risk, which is the risk that counterparties to the derivative contracts do not perform as expected. Valuation of derivative assets and liabilities reflect the value of the instrument inclusive of the nonperformance risk. The Company uses master netting arrangements to mitigate counterparty credit risk in derivative transactions. To the extent the derivatives are subject to master netting arrangements, the Company takes into account the impact of master netting arrangements that allow the Company to set off all derivative contracts executed with the same counterparty on a net basis, and to offset the net derivative position with the related cash and securities collateral. The Company elects to offset derivative transactions with the same counterparty on the Consolidated Balance Sheet when a derivative transaction has a legally enforceable master netting arrangement and when it is eligible for netting under ASC 210-20-45-1, *Balance Sheet Offsetting: Netting Derivative Positions on Balance Sheet.* Derivative balances and related cash collateral are presented net on the Consolidated Balance Sheet. In addition, the Company applies the Settlement to Market treatment for the cash variation margin received/pledged on our interest rate and commodity contracts cleared through certain centrally cleared counterparties. As a result, derivative balances with these counterparties are considered settled by the variation margin.

Fair Value — The Company records or discloses certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value of financial instruments, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing an asset or a liability. These inputs can be readily observable, market corroborated or generally unobservable. Fair value measurements are based on the exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs. However, for certain instruments, the Company must utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in the measurement of fair value.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that assigns the highest priority to quoted prices in active markets and the lowest priority to prices derived from data lacking transparency. The Company's assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurements. The fair value of the Company's assets and liabilities is classified and disclosed in one of the following three categories:

- Level 1 — Valuation is based on quoted prices for identical instruments traded in active markets.
- Level 2 — Valuation is based on quoted prices for similar instruments traded in active markets; quoted prices for identical or similar instruments traded in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.
- Level 3 — Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants may use in pricing the assets or liabilities.

For additional information on fair value, see *Note 2 — Fair Value Measurement and Fair Value of Financial Instruments* to the Consolidated Financial Statements in this Form 10-K.

Stock-Based Compensation — The Company grants time-based RSUs, which include service conditions for vesting. RSUs that vest in the form of shares of the Company's common stock are classified as equity. Compensation cost for these time-based awards is based on the quoted market price of the Company's common stock at the grant date. RSUs that will be settled in cash instead of shares are liability classified awards and compensation cost for these awards is adjusted to fair value based on changes in the Company's stock price up to the settlement date. In addition, the Company grants performance-based RSUs, which contain additional performance goals and market conditions that are required to be met in order for the awards to vest. Compensation expense for these performance-based RSUs is based on the grant-date fair value considering both performance and market conditions. Subsequently, the Company evaluates the probable outcome of the performance conditions quarterly and makes cumulative adjustments for current and prior periods in compensation expense in the period of change. Market conditions subsequent to the grant date have no impact on the amount of compensation expense.

Compensation cost is amortized on a straight-line basis over the requisite service period for the entire award, reduced by expected forfeitures. Effective third quarter 2025, compensation cost related to awards granted to employees who meet certain age plus years-of-service requirements ("retirement-eligible employees") is accrued over the service period required to earn the award prior to the grant date, in accordance with ASC 718-10-55-108. This change in the timing of recognition for awards that were granted to or are expected to be granted to retirement-eligible employees resulted in $31 million of additional compensation expense in 2025. Forfeitures are estimated at the time of grant and are updated quarterly. If the estimated forfeitures are revised, a cumulative effect of changes in estimated forfeitures for the current and prior periods is recognized in compensation expense in the period of change. Excess tax benefits and deficiencies on share-based payment awards are recognized within *Income tax expense* on the Consolidated Statement of Income. Refer to *Note 13 — Stock Compensation Plans* to the Consolidated Financial Statements in this Form 10-K for additional information.

Revenue from Contracts with Customers — The Company recognizes two primary types of revenue on its Consolidated Statement of Income: *Net interest income* and *Noninterest income*. The Company's revenue from contracts with customers consists of service charges and fees related to deposit accounts, card income and wealth management fees. These revenue streams as described below comprised 43%, 43% and 41% of total noninterest income for the years ended December 31, 2025, 2024 and 2023, respectively.

- ***Deposit Service Charges and Related Fee Income —*** The Company offers a range of deposit products to individuals and businesses, which includes savings, money market, checking and time deposit accounts. In addition to ongoing maintenance charges, treasury management and business account analysis services are offered to commercial deposit customers. Other optional services such as various in-branch services, automated teller machine/debit card usage, wire transfer services or check orders are also offered. The monthly account fees may vary with the amount of average monthly deposit balances maintained, or the Company may charge a fixed monthly account maintenance fee if certain average balances are not maintained. In addition, each time a deposit customer selects an optional service, the Company may earn transaction fees, generally recognized by the Company at the point when the transaction occurs. For business analysis accounts, commercial deposit customers receive an earnings credit based on their account balance, which can be used to offset the cost of banking and treasury management services. Business analysis accounts that are assessed fees in excess of earnings credits received are typically charged at the end of each month, after all transactions are known and the credits are calculated. Deposit service charges and related fee income are recognized in all operating segments and included in *Commercial and consumer* d*eposit-related account fees* on the Consolidated Statement of Income.

- ***Wealth Management Fees —*** The Company provides investment planning services for customers including wealth management services, asset allocation strategies, portfolio analysis and monitoring, investment strategies and risk management strategies. The fees the Company earns are variable and are generally received monthly. The Company recognizes revenue for the services performed at quarter-end based on actual transaction details received from the broker-dealer with whom the Company engages. Wealth management fees are recognized in both consumer and business banking, and commercial banking segments.
- ***Card Income —*** Card income primarily consists of merchant referral fees where the Company provides marketing and referral services to acquiring banks for merchant card processing services and earns variable referral fees based on transaction activities. The Company satisfies its performance obligation over time as the Company identifies, solicits, and refers business customers who are provided such services. Card income is recognized in the consumer and business banking, and commercial banking segments and is included in *Commercial and consumer deposit-related fees* on the Consolidated Statement of Income.

Income Taxes — The Company files consolidated federal income tax returns, foreign tax returns, and various combined and separate company state tax returns. The calculation of the Company's income tax provision and related tax accruals requires the use of estimates and judgments. Income tax expense consists of two components: current and deferred. Current tax expense represents taxes to be paid or refunded for the current period and includes income tax expense related to our uncertain tax positions. Income tax liabilities (receivables) represent the estimated amounts due to (due from) the various taxing jurisdictions where the Company has established a tax presence and are reported in *Accrued expenses and other liabilities* or *Other assets* on the Consolidated Balance Sheets. Deferred tax expense results from changes in deferred tax assets and liabilities between periods, and is determined using the balance sheet method. Under the balance sheet method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Management regularly reviews the Company's tax positions and deferred tax balances. In concluding whether a valuation allowance is required, the Company considers all available evidence, both positive and negative, based on the more-likely-than-not criteria that such assets will be realized. Factors considered in this analysis include the Company's ability to generate future taxable income, implement tax-planning strategies (as defined in ASC 740, *Income Taxes*) and utilize taxable income from prior carryback years (if such carryback is permitted under the applicable tax law), as well as future reversals of existing taxable temporary differences. To the extent a deferred tax asset is no longer expected more-likely-than-not to be realized, a valuation allowance is established. Deferred tax assets net of deferred tax liabilities are included in *Other assets* on the Consolidated Balance Sheet.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in an income tax return. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting our realization criteria represent unrecognized tax benefits. The Company establishes a liability for potential taxes, interest and penalties related to uncertain tax positions based on facts and circumstances, including the interpretation of existing law, new judicial or regulatory guidance, and the status of tax audits.

The Company uses the PAM for affordable housing partnership investments, whereby the associated tax credits are recognized as a reduction to tax expense. Upon the adoption of ASU 2023-02 on January 1, 2024, the Company also began applying the PAM to new markets, historic, production and renewable energy tax credit investments. The Company also holds investments in other tax credit investments using either equity method or the measurement alternative method of accounting. These tax credits are recognized on the Consolidated Financial Statements to the extent they are utilized on the Company's income tax returns in the year the credit arises under the flow through method of accounting.

From time to time, the Company purchases tax credits. The purchased credit is either recorded as an adjustment to income taxes refundable (payable) or as a deferred tax asset, or if the purchased credit is expected to be carried forward to be utilized on future income tax returns, the difference between the purchase price, including direct costs to acquire the credit, and the purchased tax credit is recognized as a deferred credit. The deferred credit is recognized in income tax expense in proportion to the reversal of the associated deferred tax asset.

Earnings Per Share — Basic EPS is computed by dividing net income by the weighted-average number of outstanding common shares. Outstanding common shares include contingently issuable shares when the contingent condition has been satisfied. Employee share-based payment awards in the form of shares that vest when an employee retires or become retirement-eligible are treated as contingently issuable shares. Diluted EPS is computed by taking net income, adjusted for fair value changes of liability-classified equity contracts that are share-settled, divided by the weighted-average number of common shares outstanding during each period, plus any incremental dilutive common share equivalents calculated for outstanding time- and performance-based RSUs and contingently issuable shares computed using the treasury stock method.

Foreign Currency Translation — When the functional currency of a foreign operation differs from the Company's reporting currency, the U.S. dollar ("USD"), the assets and liabilities of the foreign operations are translated, for consolidation purposes, from the functional currency to the Company's reporting currency using period-end spot foreign exchange rates. Revenues and expenses of the foreign operations are translated, for the purpose of consolidation, from its functional currency into the reporting currency USD at the transaction date foreign exchange rates. The effects of these translation adjustments are reported in the *Foreign currency translation adjustments* account within *Other comprehensive income (loss)* on the Consolidated Statement of Comprehensive Income, net of any related hedged effects. For transactions that are denominated in a currency other than the functional currency, including transactions denominated in the local currencies of foreign operations that use the USD as their functional currency, the effects of changes in exchange rates are reported in *Foreign exchange income* on the Consolidated Statement of Income.

Accounting Pronouncement Adopted in 2025

Standard	Required Date of Adoption	Description	Effect on Financial Statements
ASU No. 2023-09, *Income Taxes* (Topic 740)*: Improvements to Income Tax Disclosures*	December 31, 2025 Early adoption is permitted.	ASU 2023-09 amends the disclosure requirements for income tax rate reconciliation and income taxes paid. The guidance requires public business entities to provide on an annual basis: • A reconciliation of statutory tax rate to effective tax rate, using both percentages and reporting currency amounts, into specific categories with reconciling items at or above 5% of the statutory federal income rate. • The amount of income taxes paid (net of refunds) disaggregated by federal, state and foreign taxes, with further disaggregation by individual jurisdictions that are equal to 5% or more of income taxes paid. • Income (or loss) before income tax expense (or benefit) disaggregated between domestic and foreign, and income tax expense (or benefit) disaggregated by federal, state and foreign.	The Company adopted ASU 2023-09 on December 31, 2025, retrospectively by providing the revised disclosures for all periods presented.

Recent Accounting Pronouncements Yet to be Adopted

Standard	Required Date of Adoption	Description	Effect on Financial Statements
ASU No. 2025-09, *Derivatives and Hedging* (Topic 815)*: Hedge Accounting Improvements*	January 1, 2027 Early adoption is permitted.	ASU 2025-09 addresses five specific matters: 1. Broadens the set of hedged risk that may be combined within a group of individual forecasted transactions in a cash flow hedge. 2. Enables entities to apply cash flow hedge accounting on "choose-your-rate" debt. 3. Broadens situations where hedge accounting can be applied to forecasted purchases and sales of nonfinancial assets. 4. Removes the requirement to perform net written option assessment for a compound derivative when it is designated as a hedging instrument. 5. In the case of a dual hedge where a foreign- currency-denominated debt instrument is designated as the hedging instrument in a net investment hedge and a hedged item in a fair value of interest rate risk, the ASU requires the debt instruments' fair value-hedge basis adjustment be excluded when performing the net investment hedge effectiveness assessment. This guidance must be applied prospectively for all hedging relationships. The Company may elect to adopt this ASU amendments for hedging relationships as of the adoption date.	The Company is currently evaluating the impact of this guidance and does not expect adoption to have a material impact on the Company's Consolidated Financial Statements.

Recent Accounting Pronouncements Yet to be Adopted (Continued)

Standard	Required Date of Adoption	Description	Effect on Financial Statements
ASU No. 2025-08, *Financial Instruments—Credit Losses* (Topic 326)	January 1, 2027 Early adoption is permitted.	ASU 2025-08 broadens the population of financial assets that are within scope of the gross up approach under ASC 326 to include purchased seasoned loans which are defined as: • Non-PCD loans that are obtained in a business combination. • Non-PCD loans that are (1) obtained in an asset acquisition or upon consolidation of a VIE that is not a business and (2) are acquired more than 90 days after their origination date by a transferee that was not involved in their origination. The guidance introduces an accounting policy election to use the amortized cost basis of the asset rather than the discounted cash flow analysis to subsequently measure the credit losses on purchased seasoned loans. The new guidance is not applicable to credit card loans, ASC 606 receivables, or debt securities. The guidance must be applied prospectively.	The Company is currently evaluating the impact of this guidance on the Company's Consolidated Financial Statements.
ASU No. 2024-03, *Income Statement —Reporting Comprehensive Income — Expense Disaggregation Disclosures* (Subtopic 220-40): *Disaggregation of Income Statement Expenses*	December 31, 2027 Early adoption is permitted.	ASU 2024-03 requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. Disclosures of disaggregated expenses include the following: • The amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion and amortization of capitalized costs related to oil- and gas-producing activities in each relevant expense caption. • A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.	The Company is currently evaluating the impact of this guidance on the Company's Consolidated Financial Statements.

Note 2 — Fair Value Measurement and Fair Value of Financial Instruments

Under applicable accounting standards, the Company measures a portion of its assets and liabilities at fair value. These assets and liabilities are predominantly recorded at fair value on a recurring basis. At times, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments only as required through the application of an accounting method such as lower of cost or fair value or write-down of individual assets. The Company categorizes its assets and liabilities into three levels based on the established fair value hierarchy and conducts a review of fair value hierarchy classifications on a quarterly basis. For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Fair Value* to the Consolidated Financial Statements in this Form 10-K.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities on a recurring basis, as well as the general classification of these instruments within the fair value hierarchy.

Available-for-Sale Debt Securities — The fair value of AFS debt securities is generally determined by third-party pricing service providers, including brokers who have experience in valuing these securities. The valuations provided by the third-party pricing service providers are based on observable market inputs, which include benchmark yields, reported trades, issuer spreads, benchmark securities, bids, offers, prepayment expectations and reference data obtained from market research publications. Inputs used by the third-party pricing service providers in valuing collateralized mortgage obligations and other securitization structures also include newly issued data, monthly payment information, whole loan collateral performance, tranche evaluation and "To Be Announced" prices. In valuing securities issued by state and political subdivisions, inputs used by third-party pricing service providers also include material event notices. The valuations provided by the brokers incorporate information from their trading desks, research and other market data.

On a monthly basis, the Company validates the valuations provided by third-party pricing service providers to ensure that the fair value determination is consistent with the applicable accounting guidance and that the financial instruments are properly classified in the fair value hierarchy. To perform this validation, the Company evaluates the fair values of securities by comparing the fair values provided by the third-party pricing service providers to prices from other available independent sources for the same securities. When significant variances in prices are identified, the Company further compares the inputs used by different sources to ascertain the reliability of these sources. On a quarterly basis, the Company reviews the valuation inputs and methodology furnished by third-party pricing service providers for each security category. On an annual basis, the Company assesses the reasonableness of broker pricing by reviewing the related pricing methodologies. This review includes corroborating pricing with market data, performing pricing input reviews under current market-related conditions, and investigating security pricing by instrument as needed.

When a quoted price in an active market exists for the identical security, this price is used to determine the fair value and the AFS debt security is classified as Level 1. Level 1 AFS debt securities consist of U.S. Treasury securities. When pricing is unavailable from third-party pricing service providers for certain securities, the Company requests market quotes from various independent external brokers and utilizes the average quoted market prices. In addition, the Company obtains market quotes from other official published sources. As these valuations are based on observable inputs in the current marketplace, they are classified as Level 2.

Equity Securities — Equity securities consist of mutual funds and exchange-traded equity securities. The Company invests in these mutual funds for CRA purposes. The Company uses net asset value ("NAV") information to determine the fair value of these equity securities. When NAV is available periodically and the equity securities can be redeemed at the publicly available NAV, the fair value of the equity securities is classified as Level 1. When NAV is available periodically, but the equity securities may not be readily marketable at its periodic NAV in the secondary market, the fair value of these equity securities is classified as Level 2. Exchange-traded equity securities are measured based on quoted prices on an active exchange market, and classified as Level 1.

Interest Rate Contracts — Interest rate contracts consist of interest rate swaps and options. The fair value of the interest rate swaps is determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The fair value of the interest rate options, which consist of floors and caps, is determined using the market standard methodology of discounting the future expected cash receipts that will occur if variable interest rates fall below (rise above) the strike rate of the floors (caps). In addition, to comply with the provisions of ASC 820, *Fair Value Measurement*, the Company incorporates credit valuation adjustments to appropriately reflect both its own and the respective counterparty's nonperformance risk in the fair value measurements of its derivatives. The credit valuation adjustments associated with the Company's derivatives utilize model-derived credit spreads, which are Level 3 inputs. Considering the observable nature of all other significant inputs utilized, the Company classifies these derivative instruments as Level 2.

Foreign Exchange Contracts — The fair value of foreign exchange contracts is determined at each reporting period based on changes in the applicable foreign exchange rates. These are over-the-counter contracts where quoted market prices are not readily available. Valuation is measured using conventional valuation methodologies with observable market data. Due to the short-term nature of the majority of these contracts, the counterparties' credit risks are considered nominal and result in no adjustments to the valuation of the foreign exchange contracts. Due to the observable nature of the inputs used in deriving the fair value of these contracts, the valuation of foreign exchange contracts is classified as Level 2. In addition, the Bank managed its foreign currency exposure in the net investment in its China subsidiary, EWCN, a non-USD functional currency subsidiary, with foreign currency non-deliverable forward contracts. These foreign currency non-deliverable forward contracts were designated as net investment hedges. The fair value of foreign currency non-deliverable forward contracts is determined by comparing the contracted foreign exchange rate to the current market foreign exchange rate. Key inputs of the current market exchange rate include the spot and forward rates of the contractual currencies. Foreign exchange forward curves are used to determine which forward rate pertains to a specific maturity. Due to the observable nature of the inputs used in deriving the estimated fair value, these instruments are classified as Level 2.

Credit Contracts — Credit contracts utilized by the Company are comprised of credit risk participation agreements ("RPAs") between the Company and institutional counterparties. The fair value of the RPAs is calculated by determining the total expected asset or liability exposure of the derivatives to the borrowers and applying the borrowers' credit spread to that exposure, which is an unobservable input. Total expected exposure incorporates both the current and potential future exposure of the derivatives, derived from using observable inputs, such as yield curves and volatilities. Due to the observable nature of the majority of significant inputs used in deriving the estimated fair value, credit contracts are classified as Level 2.

Equity Contracts — Equity contracts consist of warrants to purchase private company common or preferred stock, and any liability-classified contingently issuable shares of the Company. The fair value of the warrants is based on the Black-Scholes option pricing model. The model uses inputs such as the offering price observed in the most recent round of funding, stated strike price, warrant expiration date, risk-free interest rate based on duration-matched U.S. Treasury rate and equity volatility. The Company applies proxy volatilities based on the industry sectors of the private companies. The model values are then adjusted for a general lack of liquidity due to the private nature of the underlying companies. Since both equity volatility and liquidity discount assumptions are subject to management's judgment, measurement uncertainty is inherent in the valuation of private company warrants. Due to the unobservable nature of the equity volatility and liquidity discount assumptions used in deriving the estimated fair value, warrants from private companies are classified as Level 3. On a quarterly basis, the changes in the fair value of warrants from private companies are reviewed for reasonableness, and a measurement of uncertainty analysis on the equity volatility and liquidity discount assumptions is performed.

In connection with the Company's acquisition of a 49.99% equity interest in an investee during the third quarter of 2023, the Company granted 349 thousand performance-based RSUs as part of its consideration, in addition to $95 million in cash. The vesting of these equity contracts on September 1, 2028, is contingent on the investee meeting certain financial performance targets during the performance period. The fair value of liability-classified equity contracts varies based on the operating revenue and measure of operating profit of the investee to be achieved during the future performance period, as well as the Company's stock price. These performance-based RSUs are expected to vest into a variable number of the Company's common stock, ranging from 20% to 200% of the target performance-based RSUs granted. Due to the use of significant unobservable inputs in their valuation, these equity contracts are classified as Level 3. For additional information on the equity contracts, refer to *Note 5 — Derivatives* to the Consolidated Financial Statements in this Form 10-K.

Commodity Contracts — Commodity contracts consist of swaps and options referencing commodity products. The fair value of the commodity option contracts is determined using the Black-Scholes model and assumptions that include expectations of future commodity price and volatility. The future commodity contract price is derived from observable inputs such as the market price of the commodity. Commodity swaps are structured as an exchange of fixed cash flows for floating cash flows. The fair value of the commodity swaps is determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments) based on the market prices of the commodity. The fixed cash flows are predetermined based on the known volumes and fixed price as specified in the swap agreement. The floating cash flows are correlated with the change of forward commodity prices, which is derived from market corroborated futures settlement prices. As a result, the Company classifies these derivative instruments as Level 2 due to the observable nature of the significant inputs utilized.

The following tables present financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024:

($ in thousands)	Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2025			
	Level 1	Level 2	Level 3	Total Fair Value
AFS debt securities:				
U.S. Treasury securities	$ 993,913	$ —	$ —	$ 993,913
U.S. government agency and U.S. government sponsored enterprise debt securities	—	257,654	—	257,654
U.S. government agency and U.S. government sponsored enterprise mortgage-backed securities [1]:				
Commercial mortgage-backed securities	—	265,338	—	265,338
Residential mortgage-backed securities	—	10,132,653	—	10,132,653
Municipal securities	—	243,102	—	243,102
Non-agency mortgage-backed securities:				
Commercial mortgage-backed securities	—	190,948	—	190,948
Residential mortgage-backed securities	—	393,787	—	393,787
Corporate debt securities	—	464,981	—	464,981
Foreign government bonds	—	238,455	—	238,455
Asset-backed securities	—	31,389	—	31,389
Total AFS debt securities	**$ 993,913**	**$ 12,218,307**	**$ —**	**$ 13,212,220**
Affordable housing partnership, tax credit and CRA investments, net:				
Equity securities	$ 22,098	$ 4,298	$ —	$ 26,396
Total affordable housing partnership, tax credit and CRA investments, net	**$ 22,098**	**$ 4,298**	**$ —**	**$ 26,396**
Other assets:				
Equity securities	$ 630	$ —	$ —	$ 630
Total other assets	**$ 630**	**$ —**	**$ —**	**$ 630**
Derivative assets:				
Interest rate contracts	$ —	$ 298,558	$ —	$ 298,558
Foreign exchange contracts	—	44,340	—	44,340
Credit contracts	—	25	—	25
Equity contracts	—	—	522	522
Commodity contracts	—	66,022	—	66,022
Gross derivative assets	**$ —**	**$ 408,945**	**$ 522**	**$ 409,467**
Netting adjustments [2]	$ —	$ (257,525)	$ —	$ (257,525)
Net derivative assets	**$ —**	**$ 151,420**	**$ 522**	**$ 151,942**
Derivative liabilities:				
Interest rate contracts	$ —	$ 256,870	$ —	$ 256,870
Foreign exchange contracts	—	43,160	—	43,160
Equity contracts [3]	—	—	13,734	13,734
Credit contracts	—	51	—	51
Commodity contracts	—	72,158	—	72,158
Gross derivative liabilities	**$ —**	**$ 372,239**	**$ 13,734**	**$ 385,973**
Netting adjustments [2]	$ —	$ (101,640)	$ —	$ (101,640)
Net derivative liabilities	**$ —**	**$ 270,599**	**$ 13,734**	**$ 284,333**

Refer to table footnotes on the following page.

($ in thousands)	Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2024			
	Level 1	Level 2	Level 3	Total Fair Value
AFS debt securities:				
U.S. Treasury securities	$ 638,265	$ —	$ —	$ 638,265
U.S. government agency and U.S. government sponsored enterprise debt securities	—	262,587	—	262,587
U.S. government agency and U.S. government sponsored enterprise mortgage-backed securities [(1)]:				
Commercial mortgage-backed securities	—	426,214	—	426,214
Residential mortgage-backed securities	—	7,738,260	—	7,738,260
Municipal securities	—	250,153	—	250,153
Non-agency mortgage-backed securities:				
Commercial mortgage-backed securities	—	258,470	—	258,470
Residential mortgage-backed securities	—	433,608	—	433,608
Corporate debt securities	—	526,166	—	526,166
Foreign government bonds	—	233,880	—	233,880
Asset-backed securities	—	34,715	—	34,715
Collateralized loan obligations ("CLOs")	—	44,493	—	44,493
Total AFS debt securities	**$ 638,265**	**$ 10,208,546**	**$ —**	**$ 10,846,811**
Affordable housing partnership, tax credit and CRA investments, net:				
Equity securities	$ 20,817	$ 4,204	$ —	$ 25,021
Total affordable housing partnership, tax credit and CRA investments, net	**$ 20,817**	**$ 4,204**	**$ —**	**$ 25,021**
Other assets:				
Equity securities	$ 568	$ —	$ —	$ 568
Total other assets	**$ 568**	**$ —**	**$ —**	**$ 568**
Derivative assets:				
Interest rate contracts	$ —	$ 385,311	$ —	$ 385,311
Foreign exchange contracts	—	89,083	—	89,083
Credit contracts	—	1	—	1
Equity contracts	—	—	239	239
Commodity contracts	—	48,499	—	48,499
Gross derivative assets	**$ —**	**$ 522,894**	**$ 239**	**$ 523,133**
Netting adjustments [(2)]	$ —	$ (427,292)	$ —	$ (427,292)
Net derivative assets	**$ —**	**$ 95,602**	**$ 239**	**$ 95,841**
Derivative liabilities:				
Interest rate contracts	$ —	$ 414,172	$ —	$ 414,172
Foreign exchange contracts	—	71,254	—	71,254
Equity contracts [(3)]	—	—	15,119	15,119
Credit contracts	—	12	—	12
Commodity contracts	—	45,328	—	45,328
Gross derivative liabilities	**$ —**	**$ 530,766**	**$ 15,119**	**$ 545,885**
Netting adjustments [(2)]	$ —	$ (112,284)	$ —	$ (112,284)
Net derivative liabilities	**$ —**	**$ 418,482**	**$ 15,119**	**$ 433,601**

(1) Includes Government National Mortgage Association ("GNMA") AFS debt securities totaling $9.6 billion and $7.2 billion of fair value as of December 31, 2025 and 2024, respectively.

(2) Represents the balance sheet netting of derivative assets and liabilities and related cash collateral under master netting agreements or similar agreements. See *Note 5 — Derivatives* to the Consolidated Financial Statements in this Form 10-K for additional information.

(3) Equity contracts classified as derivative liabilities consist of performance-based RSUs granted as part of EWBC's consideration in an investment.

For the years ended December 31, 2025, 2024 and 2023, Level 3 fair value measurements that were measured on a recurring basis consisted of warrant equity contracts issued by private companies and liability-classified contingently issuable shares of the Company. The following table provides a reconciliation of the beginning and ending balances of these equity contracts for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Derivative assets:			
Equity contracts			
Beginning balance	$ 239	$ 336	$ 323
Total losses included in earnings [1]	(156)	(97)	(79)
Issuances [2]	439	—	92
Ending balance	**$ 522**	**$ 239**	**$ 336**
Derivative liabilities:			
Equity contracts [3]			
Beginning balance	$ 15,119	$ 15,119	$ —
Total gains included in earnings [4]	(1,385)	—	—
Issuances	—	—	15,119
Ending balance	**$ 13,734**	**$ 15,119**	**$ 15,119**

(1) Includes unrealized losses recorded in *Lending and loan servicing fees* on the Consolidated Statement of Income.
(2) Included in *Lending and loan servicing fees* on the Consolidated Statement of Income.
(3) Equity contracts classified as derivative liabilities consist of performance-based RSUs granted as part of EWBC's consideration in an investment.
(4) Included in *Other investment income* on the Consolidated Statement of Income.

The following table presents quantitative information about the significant unobservable inputs used in the valuation of Level 3 fair value measurements as of December 31, 2025 and 2024. The significant unobservable inputs presented in the table below are those that the Company considers significant to the fair value of the Level 3 assets. The Company considers unobservable inputs to be significant if, by their exclusion, the fair value of the Level 3 assets would be impacted by a predetermined percentage change.

($ in thousands)	Fair Value Measurements (Level 3)	Valuation Technique	Unobservable Inputs	Range of Inputs	Weighted - Average of Inputs
December 31, 2025					
Derivative assets:					
Equity contracts	$ 522	Black-Scholes option pricing model	Equity volatility	34% — 53%	40% [1]
			Liquidity discount	47%	47%
Derivative liabilities:					
Equity contracts [2]	$ 13,734	Internal model	Payout % based on operating revenue and measure of operating profit of investee	35%	35%
December 31, 2024					
Derivative assets:					
Equity contracts	$ 239	Black-Scholes option pricing model	Equity volatility	38% — 57%	50% [1]
			Liquidity discount	47%	47%
Derivative liabilities:					
Equity contracts [2]	$ 15,119	Internal model	Payout % based on operating revenue and measure of operating profit of investee	84%	84%

(1) Weighted-average of inputs is calculated based on the fair value of equity contracts as of December 31, 2025 and 2024.
(2) Equity contracts classified as derivative liabilities consist of performance-based RSUs granted as part of EWBC's consideration in an investment.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis may include certain individually evaluated loans held-for-investment, loans held-for-sale, affordable housing partnership, tax credit and CRA investments, OREO, loans held-for-sale and other nonperforming assets. Nonrecurring fair value adjustments may result from the impairment on certain individually evaluated loans held-for-investment and affordable housing partnership, tax credit and CRA investments, from the write-downs of OREO and other nonperforming assets, or from the application of lower of cost or fair value on loans held-for-sale.

Individually Evaluated Loans Held-for-Investment — Individually evaluated loans held-for-investment are classified as Level 3 assets. The following two methods are used to derive the fair value of individually evaluated loans held-for-investment:

- Discounted cash flow valuation techniques consist of developing an expected stream of cash flows over the life of the loans, and then calculating the present value of the loans by discounting the expected cash flows at a designated discount rate.
- When the repayment of an individually evaluated loan is dependent on the sale of the collateral, the fair value of the loan is determined based on the fair value of the underlying collateral, which may take the form of real estate, inventory, equipment, contracts or guarantees. The fair value of the underlying collateral is generally based on third-party appraisals, or an internal valuation if a third-party appraisal is not required by regulations, or is unavailable. An internal valuation utilizes one or more valuation techniques such as the income, market and/or cost approaches.

Affordable Housing Partnership, Tax Credit and CRA Investments, Net — The Company conducts due diligence and secures applicable internal and external approval on its affordable housing partnership, tax credit and CRA investments prior to closing the investment and initial funding. After closing, the Company continues its periodic monitoring process to ensure that book values are realizable, the investments are performing as expected and there is no significant tax credit recapture risk. This monitoring process includes reviewing the investment entity's financial statements, production reports and annual tax returns, the annual financial statements of the sponsor and guarantor (if any) and a comparison of the actual performance to plan based on the final financial model at the time of closing. The Company assesses its tax credit and other investments for possible OTTI on an annual basis or when events or circumstances suggest that the carrying amount of the investments may not be realizable. These circumstances can include, but are not limited to the following factors:

- expected future cash flows that are less than the carrying amount of the investment;
- changes in the economic, market or technological environment that could adversely affect the investee's operations;
- the potential for tax credit recapture; and
- other factors that raise doubt about the investee's ability to continue as a going concern, such as negative cash flows from operations and the continuing prospects of the underlying operations of the investment.

All available information is considered in assessing whether a decline in value is other-than-temporary. Generally, none of the aforementioned factors are individually conclusive and the relative importance placed on individual facts may vary depending on the situation. In accordance with ASC 323-10-35-32, *Investments — Equity Method and Joint Ventures,* an impairment charge would only be recognized in earnings for a decline in value that is determined to be other-than-temporary.

Other Real Estate Owned — The Company's OREO represents properties acquired through foreclosure, or through full or partial satisfaction of loans held-for-investment such as an acceptance of a deed-in-lieu of foreclosure. These OREO properties are recorded at estimated fair value less the costs to sell at the time of foreclosure or at the lower of cost or estimated fair value less the costs to sell subsequent to acquisition. On a monthly basis, the current fair market value of each OREO property is reviewed to ensure that the current carrying value is appropriate. OREO properties are classified as Level 3.

The following tables present the carrying amounts of assets that were still held and had fair value adjustments measured on a nonrecurring basis as of December 31, 2025 and 2024:

	Assets Measured at Fair Value on a Nonrecurring Basis as of December 31, 2025			
($ in thousands)	**Level 1**	**Level 2**	**Level 3**	**Fair Value Measurements**
Loans held-for-investment:				
Commercial:				
C&I	$ —	$ —	$ 5,916	$ 5,916
CRE:				
CRE	—	—	13,335	13,335
Total loans held-for-investment	**$ —**	**$ —**	**$ 19,251**	**$ 19,251**
Affordable housing partnership, tax credit and CRA investments, net	**$ —**	**$ —**	**$ 953**	**$ 953**
OREO [(1)]	**$ —**	**$ —**	**$ 13,035**	**$ 13,035**

	Assets Measured at Fair Value on a Nonrecurring Basis as of December 31, 2024			
($ in thousands)	**Level 1**	**Level 2**	**Level 3**	**Fair Value Measurements**
Loans held-for-investment:				
Commercial:				
C&I	$ —	$ —	$ 48,384	$ 48,384
CRE:				
CRE	—	—	1,678	1,678
Construction and land	—	—	11,316	11,316
Total commercial	**—**	**—**	**61,378**	**61,378**
Consumer:				
Residential mortgage:				
HELOCs	—	—	108	108
Total consumer	**—**	**—**	**108**	**108**
Total loans held-for-investment	**$ —**	**$ —**	**$ 61,486**	**$ 61,486**
Affordable housing partnership, tax credit and CRA investments, net	**$ —**	**$ —**	**$ 5,000**	**$ 5,000**
OREO [(1)]	**$ —**	**$ —**	**$ 19,386**	**$ 19,386**

(1) Represents the carrying value of OREO property that was written down subsequent to its initial classification as OREO and is included in *Other assets* on the Consolidated Balance Sheet.

The following table presents the change in the fair value of certain assets held at the end of the respective reporting periods, for which a nonrecurring fair value adjustment was recognized for the years ended December 31, 2025, 2024 and 2023:

($ in thousands)	Year Ended December 31,		
	2025	2024	2023
Loans held-for-investment:			
Commercial:			
C&I	$ (40,996)	$ (43,754)	$ (6,152)
CRE:			
CRE	(21,830)	(78)	(1,183)
Construction and land	—	(2,289)	—
Total CRE	(21,830)	(2,367)	(1,183)
Total commercial	**(62,826)**	**(46,121)**	**(7,335)**
Consumer:			
Residential mortgage:			
Single-family residential	—	(1,392)	—
HELOCs	—	—	(40)
Total consumer	**—**	**(1,392)**	**(40)**
Total loans held-for-investment	**$ (62,826)**	**$ (47,513)**	**$ (7,375)**
Affordable housing partnership, tax credit and CRA investments, net	**(550)**	**(685)**	**(1,140)**
OREO	**(7,381)**	**(7,735)**	**—**
Total nonrecurring fair value losses	**$ (70,757)**	**$ (55,933)**	**$ (8,515)**

The following table presents the quantitative information about the significant unobservable inputs used in the valuation of Level 3 fair value measurements that are measured on a nonrecurring basis as of December 31, 2025 and 2024:

($ in thousands)	Fair Value Measurements (Level 3)	Valuation Techniques	Unobservable Inputs	Range of Inputs	Weighted-Average of Inputs
December 31, 2025					
Loans held-for-investment	$ 4,516	Fair value of collateral	Discount	75% — 100%	75% (1)
	$ 14,735	Fair value of property	Selling cost	8%	8%
Affordable housing partnership, tax credit and CRA investments, net	$ 953	Individual analysis of each investment	Expected future tax benefits and distributions	NM	NM
OREO	$ 13,035	Fair value of property	Selling cost	8%	8%
December 31, 2024					
Loans held-for-investment	$ 910	Fair value of collateral	Discount	50%	50%
	$ 22,993	Fair value of collateral	Contract value	NM	NM
	$ 37,583	Fair value of property	Selling cost	8% — 20%	10% (1)
Affordable housing partnership, tax credit and CRA investments, net	$ 5,000	Individual analysis of each investment	Expected future tax benefits and distributions	NM	NM
OREO	$ 19,386	Fair value of property	Selling cost	8%	8%

NM - Not meaningful

(1) Weighted-average of inputs is based on the relative fair value of the respective assets as of both December 31, 2025 and 2024.

Disclosures about the Fair Value of Financial Instruments

The following tables present the fair value estimates for financial instruments as of December 31, 2025 and 2024, excluding financial instruments recorded at fair value on a recurring basis as they are included in the tables presented elsewhere in this Note. The carrying amounts in the following tables are recorded on the Consolidated Balance Sheet under the indicated captions, except for accrued interest receivable, restricted equity securities, at cost, and mortgage servicing rights that are included in *Other assets*, and accrued interest payable which is included in *Accrued expenses and other liabilities*. These financial instruments are measured on an amortized cost basis on the Company's Consolidated Balance Sheet.

	December 31, 2025				
($ in thousands)	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Estimated Fair Value**
Financial assets:					
Cash and cash equivalents	$ 4,188,139	$ 4,188,139	$ —	$ —	$ 4,188,139
Interest-bearing deposits with banks	$ 16,189	$ —	$ 16,189	$ —	$ 16,189
Resale agreements	$ 425,000	$ —	$ 351,065	$ —	$ 351,065
HTM debt securities	$ 2,870,058	$ 524,887	$ 1,954,859	$ —	$ 2,479,746
Restricted equity securities, at cost	$ 153,484	$ —	$ 153,484	$ —	$ 153,484
Loans held-for-sale	$ 20,976	$ —	$ 20,976	$ —	$ 20,976
Loans held-for-investment, net	$ 56,068,399	$ —	$ —	$ 54,665,865	$ 54,665,865
Mortgage servicing rights	$ 4,119	$ —	$ —	$ 7,114	$ 7,114
Accrued interest receivable	$ 315,669	$ —	$ 315,669	$ —	$ 315,669
Financial liabilities:					
Demand, checking, savings and money market deposits	$ 41,797,887	$ —	$ 41,797,887	$ —	$ 41,797,887
Time deposits	$ 25,284,814	$ —	$ 25,285,076	$ —	$ 25,285,076
FHLB advances	$ 3,000,000	$ —	$ 3,001,878	$ —	$ 3,001,878
Long-term debt	$ 32,320	$ —	$ 32,070	$ —	$ 32,070
Accrued interest payable	$ 60,513	$ —	$ 60,513	$ —	$ 60,513

	December 31, 2024				
($ in thousands)	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Estimated Fair Value**
Financial assets:					
Cash and cash equivalents	$ 5,250,742	$ 5,250,742	$ —	$ —	$ 5,250,742
Interest-bearing deposits with banks	$ 48,198	$ —	$ 48,198	$ —	$ 48,198
Resale agreements	$ 425,000	$ —	$ 329,769	$ —	$ 329,769
HTM debt securities	$ 2,917,413	$ 499,858	$ 1,887,896	$ —	$ 2,387,754
Restricted equity securities, at cost	$ 165,259	$ —	$ 165,259	$ —	$ 165,259
Loans held-for-investment, net	$ 53,024,585	$ —	$ —	$ 51,328,254	$ 51,328,254
Mortgage servicing rights	$ 5,234	$ —	$ —	$ 8,822	$ 8,822
Accrued interest receivable	$ 316,392	$ —	$ 316,392	$ —	$ 316,392
Financial liabilities:					
Demand, checking, savings and money market deposits	$ 39,959,251	$ —	$ 39,959,251	$ —	$ 39,959,251
Time deposits	$ 23,215,772	$ —	$ 23,225,317	$ —	$ 23,225,317
FHLB advances	$ 3,500,000	$ —	$ 3,497,953	$ —	$ 3,497,953
Long-term debt	$ 32,001	$ —	$ 31,246	$ —	$ 31,246
Accrued interest payable	$ 61,950	$ —	$ 61,950	$ —	$ 61,950

Note 3 — Securities Purchased under Resale Agreements

The Company's resale agreements expose it to credit risk from both the counterparties and the underlying collateral. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with the counterparties. The relevant agreements allow for an efficient closeout of the transaction, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. It is the Company's policy to take possession, where possible, of the collateral underlying resale agreements. As a result of the Company's credit risk mitigation practices with respect to resale agreements as described above, the Company did not hold any reserves for credit impairment with respect to these agreements as of both December 31, 2025 and 2024. Gross securities purchased under resale agreements were $425 million as of both December 31, 2025 and 2024.

Balance Sheet Offsetting

The Company's resale and repurchase agreements are transacted under legally enforceable master netting agreements that, in the event of default by the counterparty, provide the Company the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company nets resale and repurchase transactions with the same counterparty on the Consolidated Balance Sheet when it has a legally enforceable master netting agreement and the transactions are eligible for netting under ASC 210-20-45-11, *Balance Sheet Offsetting: Repurchase and Reverse Repurchase Agreements*. Collateral received includes securities and loans that are not recognized on the Consolidated Balance Sheet. Collateral pledged consists of securities that are not netted on the Consolidated Balance Sheet against the related collateralized liability. Securities received or pledged as collateral in resale and repurchase agreements with other financial institutions may also be sold or re-pledged by the secured party, and are usually delivered to and held by third-party trustees.

The following table presents the resale agreements included on the Consolidated Balance Sheet as of December 31, 2025 and 2024:

				Gross Amounts Not Offset on the Consolidated Balance Sheet	
($ in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet	Net Amounts of Assets Presented on the Consolidated Balance Sheet	Collateral Received [(1)]	Net Amount
Resale agreements as of December 31, 2025	$ 425,000	$ —	$ 425,000	$ (350,953)	$ 74,047
Resale agreements as of December 31, 2024	$ 425,000	$ —	$ 425,000	$ (329,603)	$ 95,397

(1) Represents the fair value of collateral the Company has received under resale agreements, limited for table presentation purposes to the amount of the recognized asset due from each counterparty. The application of collateral cannot reduce the net position below zero. Therefore, excess collateral, if any, is not reflected above.

In addition to the amounts included in the table above, the Company also has balance sheet netting related to derivatives. Refer to *Note 5 — Derivatives* to the Consolidated Financial Statements in this Form 10-K for additional information.

Note 4 — Securities

The following tables present the amortized cost, gross unrealized gains and losses, allowance for credit losses, and fair value by major categories of AFS and HTM debt securities as of December 31, 2025 and 2024:

	December 31, 2025				
($ in thousands)	Amortized Cost [(1)]	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
AFS debt securities:					
U.S. Treasury securities	$ 1,010,053	$ 837	$ (16,977)	$ —	$ 993,913
U.S. government agency and U.S. government-sponsored enterprise debt securities	287,687	—	(30,033)	—	257,654
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities [(2)]:					
Commercial mortgage-backed securities	292,564	86	(27,312)	—	265,338
Residential mortgage-backed securities	10,251,714	68,588	(187,649)	—	10,132,653
Municipal securities	277,275	20	(34,193)	—	243,102
Non-agency mortgage-backed securities:					
Commercial mortgage-backed securities	214,987	—	(22,139)	(1,900)	190,948
Residential mortgage-backed securities	452,208	—	(58,421)	—	393,787
Corporate debt securities	554,158	6	(89,183)	—	464,981
Foreign government bonds	247,249	437	(9,231)	—	238,455
Asset-backed securities	31,886	—	(497)	—	31,389
Total AFS debt securities	**13,619,781**	**69,974**	**(475,635)**	**(1,900)**	**13,212,220**
HTM debt securities					
U.S. Treasury securities	540,666	—	(15,779)	—	524,887
U.S. government agency and U.S. government-sponsored enterprise debt securities	1,007,055	—	(146,921)	—	860,134
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities [(3)]:					
Commercial mortgage-backed securities	474,747	—	(69,471)	—	405,276
Residential mortgage-backed securities	662,127	—	(124,176)	—	537,951
Municipal securities	185,463	—	(33,965)	—	151,498
Total HTM debt securities	**2,870,058**	**—**	**(390,312)**	**—**	**2,479,746**
Total debt securities	**$16,489,839**	**$ 69,974**	**$ (865,947)**	**$ (1,900)**	**$15,691,966**

($ in thousands)	December 31, 2024			
	Amortized Cost [(1)]	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AFS debt securities:				
U.S. Treasury securities	$ 676,300	$ —	$ (38,035)	$ 638,265
U.S. government agency and U.S. government-sponsored enterprise debt securities	308,220	—	(45,633)	262,587
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities [(2)]:				
Commercial mortgage-backed securities	472,535	886	(47,207)	426,214
Residential mortgage-backed securities	7,974,768	12,278	(248,786)	7,738,260
Municipal securities	287,301	38	(37,186)	250,153
Non-agency mortgage-backed securities:				
Commercial mortgage-backed securities	294,235	2	(35,767)	258,470
Residential mortgage-backed securities	514,527	—	(80,919)	433,608
Corporate debt securities	653,500	—	(127,334)	526,166
Foreign government bonds	244,803	2,069	(12,992)	233,880
Asset-backed securities	35,086	—	(371)	34,715
CLOs	44,500	—	(7)	44,493
Total AFS debt securities	**11,505,775**	**15,273**	**(674,237)**	**10,846,811**
HTM debt securities:				
U.S. Treasury securities	535,080	—	(35,222)	499,858
U.S. government agency and U.S. government-sponsored enterprise debt securities	1,004,479	—	(200,259)	804,220
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities [(3)]:				
Commercial mortgage-backed securities	486,388	—	(91,461)	394,927
Residential mortgage-backed securities	703,833	—	(155,626)	548,207
Municipal securities	187,633	—	(47,091)	140,542
Total HTM debt securities	**2,917,413**	**—**	**(529,659)**	**2,387,754**
Total debt securities	**$ 14,423,188**	**$ 15,273**	**$ (1,203,896)**	**$ 13,234,565**

(1) Amortized cost excludes accrued interest receivables, which are included in *Other assets* on the Consolidated Balance Sheet. As of December 31, 2025 and 2024, the accrued interest receivables were $54 million and $45 million, respectively. For the Company's accounting policy related to debt securities' accrued interest receivables, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Allowance for Credit Losses on Available-for-Sale Debt Securities* and *Allowance for Credit Losses on Held-to-Maturity Debt Securities* to the Consolidated Financial Statements in this Form 10-K.

(2) Includes GNMA AFS debt securities totaling $9.6 billion of both amortized cost and fair value as of December 31, 2025, and $7.3 billion of amortized cost and $7.2 billion of fair value as of December 31, 2024.

(3) Includes GNMA HTM debt securities totaling $79 million of amortized cost and $65 million of fair value as of December 31, 2025, and $86 million of amortized cost and $68 million of fair value as of December 31, 2024.

Unrealized Losses of Available-for-Sale Debt Securities

The following tables present the fair value and the associated gross unrealized losses of the Company's AFS debt securities, aggregated by investment category and the length of time that the securities have been in a continuous unrealized loss position, as of December 31, 2025 and 2024:

	December 31, 2025					
	Less Than 12 Months		12 Months or More		Total	
($ in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
AFS debt securities:						
U.S. Treasury securities	$ 323,019	$ (1,627)	$ 575,638	$ (15,350)	$ 898,657	$ (16,977)
U.S. government agency and U.S. government-sponsored enterprise debt securities	—	—	257,654	(30,033)	257,654	(30,033)
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities:						
Commercial mortgage-backed securities	—	—	256,503	(27,312)	256,503	(27,312)
Residential mortgage-backed securities	1,052,833	(5,480)	1,582,952	(182,169)	2,635,785	(187,649)
Municipal securities	—	—	237,214	(34,193)	237,214	(34,193)
Non-agency mortgage-backed securities:						
Commercial mortgage-backed securities	—	—	190,948	(22,139)	190,948	(22,139)
Residential mortgage-backed securities	—	—	393,787	(58,421)	393,787	(58,421)
Corporate debt securities	—	—	454,975	(89,183)	454,975	(89,183)
Foreign government bonds	—	—	90,769	(9,231)	90,769	(9,231)
Asset-backed securities	—	—	31,389	(497)	31,389	(497)
Total AFS debt securities	**$1,375,852**	**$ (7,107)**	**$4,071,829**	**$ (468,528)**	**$5,447,681**	**$ (475,635)**

	December 31, 2024					
	Less Than 12 Months		12 Months or More		Total	
($ in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
AFS debt securities:						
U.S. Treasury securities	$ —	$ —	$ 638,265	$ (38,035)	$ 638,265	$ (38,035)
U.S. government agency and U.S. government-sponsored enterprise debt securities	—	—	262,587	(45,633)	262,587	(45,633)
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities:						
Commercial mortgage-backed securities	2,741	(30)	377,756	(47,177)	380,497	(47,207)
Residential mortgage-backed securities	2,719,228	(16,404)	1,528,252	(232,382)	4,247,480	(248,786)
Municipal securities	2,763	(95)	245,360	(37,091)	248,123	(37,186)
Non-agency mortgage-backed securities:						
Commercial mortgage-backed securities	10,767	(332)	235,668	(35,435)	246,435	(35,767)
Residential mortgage-backed securities	—	—	433,608	(80,919)	433,608	(80,919)
Corporate debt securities	—	—	526,166	(127,334)	526,166	(127,334)
Foreign government bonds	—	—	87,008	(12,992)	87,008	(12,992)
Asset-backed securities	—	—	34,715	(371)	34,715	(371)
CLOs	—	—	44,493	(7)	44,493	(7)
Total AFS debt securities	**$2,735,499**	**$ (16,861)**	**$4,413,878**	**$ (657,376)**	**$7,149,377**	**$ (674,237)**

As of December 31, 2025, the Company had 429 AFS debt securities in a gross unrealized loss position, primarily consisting of 222 U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities, 47 corporate debt securities, and 66 non-agency mortgage-backed securities. In comparison, as of December 31, 2024, the Company had 541 AFS debt securities in a gross unrealized loss position, primarily consisting of 290 U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities, 66 corporate debt securities, and 83 non-agency mortgage-backed securities.

Allowance for Credit Losses on Available-for-Sale Debt Securities

The Company evaluates each AFS debt security where the fair value declines below amortized cost. For a discussion of the factors and criteria the Company uses in analyzing securities for impairment related to credit losses, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Allowance for Credit Losses on Available-for-Sale Debt Securities* to the Consolidated Financial Statements in this Form 10-K.

The gross unrealized losses presented in the preceding tables were primarily attributable to interest rate movement and the widening of liquidity and/or credit spreads. U.S. Treasury, U.S. government agency, U.S. government-sponsored agency, and U.S. government-sponsored enterprise debt and mortgage-backed securities are issued, guaranteed, or otherwise supported by the U.S. government and have a zero credit loss assumption. The remaining securities that were in an unrealized loss position as of December 31, 2025 were mainly comprised of the following:

- **Corporate debt securities —** The market value movement as of December 31, 2025 was primarily due to interest rate movement and spread change. A portion of the corporate debt securities is comprised of subordinated debt securities issued by U.S. banks. These securities are nearly all rated investment grade by NRSROs and issued by well-capitalized financial institutions with strong profitability. The contractual payments from these corporate debt securities have been and are expected to be received on time. The Company will continue to monitor the market developments in the banking sector and the credit performance of these securities.
- **Non-agency mortgage-backed securities —** The market value movement for the majority of these securities as of December 31, 2025 was primarily due to interest rate movement and spread change. In contrast, one non-agency commercial mortgage-backed security experienced a deterioration in both its credit rating and expected cash flows, resulting in its fair value falling below its amortized cost. Consequently, a credit-related impairment of $2 million was recognized through allowance for credit losses as of December 31, 2025. For the remaining non-agency mortgage-backed securities, a substantial majority are rated investment grade by NRSROs or have high priority in the cash flow waterfall within the securitization structure, and the contractual payments have been on time. Accordingly, the Company believes the risk of credit losses on the remaining securities is low.

As of both December 31, 2025 and 2024, the Company intended to hold the AFS debt securities with unrealized losses through the anticipated recovery period and it was more-likely-than-not that the Company would not have to sell these securities before the recovery of their amortized cost. The issuers of these securities have not, to the Company’s knowledge, established any cause for default on these securities. As a result, the Company expects to recover the entire amortized cost basis of these securities.

The Company recorded $2 million in allowance for credit losses related to a non-agency commercial mortgage-backed security as of December 31, 2025, which was recognized as a provision for credit losses, compared with no allowance for credit losses provided against these securities as of 2024. In addition, there was no provision for credit losses recognized for both the years ended December 31, 2024 and 2023.

Allowance for Credit Losses on Held-to-Maturity Debt Securities

The Company separately evaluates its HTM debt securities for any credit losses using an expected loss model, similar to the methodology used for loans. For additional information on the Company’s credit loss methodology, refer to *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Allowance for Credit Losses on Held-to-Maturity Debt Securities* to the Consolidated Financial Statements in this Form 10-K.

The Company monitors the credit quality of the HTM debt securities using external credit ratings. As of December 31, 2025, all HTM securities were rated investment grade by NRSROs and issued, guaranteed, or supported by U.S. government entities and agencies. Accordingly, the Company applied a zero credit loss assumption and no allowance for credit losses was recorded as of December 31, 2025 and 2024. Overall, the Company believes that the credit support levels of the debt securities are strong and, based on current assessments and macroeconomic forecasts, expects that full contractual cash flows will be received.

Realized Gains and Credit Losses

The following table presents the gross realized gains from the sales of AFS debt securities (pre-tax), credit losses, the impairment write-off of AFS debt securities, and the related tax (benefit) expense included in earnings for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Gross realized gains from sales [1]	$ 963	$ 2,069	$ 3,138
Credit losses	$ (1,900)	$ —	$ —
Impairment write-off [1]	$ —	$ —	$ (10,000)
Related tax (benefit) expense	$ (277)	$ 612	$ (2,029)

(1) During 2023, the Company recognized $7 million in net losses on AFS securities as a component of *Noninterest income* in the Company's Consolidated Statement of Income, consisting of a $10 million impairment write-off on a subordinated debt security, partially offset by a $3 million gain on the sale of the same security.

Interest Income

The following table presents the composition of interest income on debt securities for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Taxable interest	$ 607,311	$ 429,003	$ 255,475
Nontaxable interest	14,626	20,062	20,715
Total interest income on debt securities	**$ 621,937**	**$ 449,065**	**$ 276,190**

Contractual Maturities of Available-for-Sale and Held-to-Maturity Debt Securities

The following tables present the contractual maturities, amortized cost, fair value and weighted-average yields of AFS and HTM debt securities as of December 31, 2025. Expected maturities will differ from contractual maturities on certain securities as the issuers and borrowers of the underlying collateral may have the right to call or prepay obligations with or without prepayment penalties.

($ in thousands)	Within One Year	After One Year through Five Years	After Five Years through Ten Years	After Ten Years	Total
AFS debt securities:					
U.S. Treasury securities					
Amortized cost	$ 440,969	$ 472,570	$ 96,514	$ —	$1,010,053
Fair value	432,148	465,270	96,495	—	993,913
Weighted-average yield [(1)]	1.11%	2.75%	3.84%	—%	2.14%
U.S. government agency and U.S. government-sponsored enterprise debt securities					
Amortized cost	—	26,677	203,514	57,496	287,687
Fair value	—	26,256	182,396	49,002	257,654
Weighted-average yield [(1)]	—%	1.58%	2.07%	2.16%	2.04%
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities					
Amortized cost	—	53,961	98,540	10,391,777	10,544,278
Fair value	—	52,339	91,020	10,254,632	10,397,991
Weighted-average yield [(1)] [(2)]	—%	2.82%	2.83%	4.79%	4.76%
Municipal securities					
Amortized cost	7,300	19,206	22,614	228,155	277,275
Fair value	7,219	18,679	19,438	197,766	243,102
Weighted-average yield [(1)] [(2)]	1.15%	2.50%	2.40%	2.26%	2.26%
Non-agency mortgage-backed securities					
Amortized cost	—	1,324	—	665,871	667,195
Fair value	—	1,320	—	583,415	584,735
Weighted-average yield [(1)]	—%	3.35%	—%	2.28%	2.28%
Corporate debt securities					
Amortized cost	15,158	26,500	437,500	75,000	554,158
Fair value	15,116	26,204	361,829	61,832	464,981
Weighted-average yield [(1)]	4.07%	5.23%	2.38%	2.09%	2.53%
Foreign government bonds					
Amortized cost	118,665	28,584	50,000	50,000	247,249
Fair value	118,935	28,751	49,904	40,865	238,455
Weighted-average yield [(1)]	2.31%	1.81%	4.34%	1.50%	2.50%
Asset-backed securities					
Amortized cost	—	—	—	31,886	31,886
Fair value	—	—	—	31,389	31,389
Weighted-average yield [(1)]	—%	—%	—%	4.65%	4.65%
Total AFS debt securities					
Amortized cost	**$ 582,092**	**$ 628,822**	**$ 908,682**	**$11,500,185**	**$13,619,781**
Fair value	**$ 573,418**	**$ 618,819**	**$ 801,082**	**$11,218,901**	**$13,212,220**
Weighted-average yield [(1)]	**1.44%**	**2.76%**	**2.63%**	**4.55%**	**4.21%**

($ in thousands)	Within One Year	After One Year through Five Years	After Five Years through Ten Years	After Ten Years	Total
HTM debt securities:					
U.S. Treasury securities					
Amortized cost	$ —	$ 540,666	$ —	$ —	$ 540,666
Fair value	—	524,887	—	—	524,887
Weighted-average yield [1]	—%	1.05%	—%	—%	1.05%
U.S. government agency and U.S. government-sponsored enterprise debt securities					
Amortized cost	—	105,467	556,098	345,490	1,007,055
Fair value	—	97,497	479,123	283,514	860,134
Weighted-average yield [1]	—%	1.37%	1.91%	2.04%	1.90%
U.S. government agency and U.S. government-sponsored enterprise mortgage-backed securities					
Amortized cost	—	48,732	178,114	910,028	1,136,874
Fair value	—	45,124	153,739	744,364	943,227
Weighted-average yield [1] [2]	—%	1.48%	1.81%	1.67%	1.68%
Municipal securities					
Amortized cost	—	—	13,958	171,505	185,463
Fair value	—	—	12,638	138,860	151,498
Weighted-average yield [1] [2]	—%	—%	2.35%	1.99%	2.02%
Total HTM debt securities					
Amortized cost	**$ —**	**$ 694,865**	**$ 748,170**	**$1,427,023**	**$2,870,058**
Fair value	**$ —**	**$ 667,508**	**$ 645,500**	**$1,166,738**	**$2,479,746**
Weighted-average yield [1]	**—%**	**1.13%**	**1.89%**	**1.79%**	**1.66%**

(1) Weighted-average yields are computed based on amortized cost balances.
(2) Yields on tax-exempt securities are not presented on a tax-equivalent basis.

As of December 31, 2025 and 2024, AFS and HTM debt securities with carrying values of $4.6 billion and $5.4 billion, respectively, were pledged to secure borrowings and for other purposes required or permitted by law. As of December 31, 2025, $4.6 billion of AFS and HTM debt securities were prepositioned for the FRB Standing Repurchase Agreement Facility.

Restricted Equity Securities

The following table presents the restricted equity securities included in *Other assets* on the Consolidated Balance Sheet as of December 31, 2025 and 2024:

($ in thousands)	December 31, 2025	December 31, 2024
FRB of San Francisco stock	$ 66,179	$ 63,930
FHLB stock	87,305	101,329
Total restricted equity securities	**$ 153,484**	**$ 165,259**

Note 5 — Derivatives

The Company uses derivative instruments to manage exposure to market risk, primarily interest rate and foreign currency risks, as well as to assist customers with their risk management objectives. The Company's goal is to manage interest rate sensitivity and volatility to mitigate the effect of interest rate changes on earnings or capital. The Company also uses foreign exchange contracts to manage the foreign exchange rate risk associated with certain foreign currency-denominated assets and liabilities, the funding needs, as well as the Bank's investment in EWCN. The Company recognizes all derivatives on the Consolidated Balance Sheet at fair value. While the Company designates certain derivatives as hedging instruments in a qualifying hedge accounting relationship, other derivatives serve as economic hedges. For additional information on the Company's derivatives and hedging activities, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Derivatives* to the Consolidated Financial Statements in this Form 10-K.

The following table presents the notional amounts and fair values of the Company's derivatives as of December 31, 2025 and 2024. Certain derivative contracts are cleared through central clearing organizations where variation margin is applied daily as settlement to the fair values of the contracts. The fair values are presented on a gross basis prior to the application of bilateral collateral and master netting agreements, but after the application of variation margin payments as settlement to fair values of contracts cleared through central clearing organizations. Applying variation margin payments as settlement to the fair values of derivative contracts cleared through the London Clearing House ("LCH") and the Chicago Mercantile Exchange ("CME") resulted in reductions in the derivative asset and liability fair values of $16 million and $3 million, respectively, as of December 31, 2025. In comparison, applying variation margin payments as settlement to LCH- and CME-cleared derivative transactions resulted in reductions in the derivative asset and liability fair values of $17 million and $15 million, respectively, as of December 31, 2024. Total gross derivative asset and liability fair values are then adjusted to reflect the effects of legally enforceable master netting agreements and cash collateral received or paid. The resulting net derivative asset and liability fair values are included in *Other assets* and *Accrued expenses and other liabilities*, respectively, on the Consolidated Balance Sheet.

	December 31, 2025			December 31, 2024		
		Fair Value			Fair Value	
($ in thousands)	Notional Amount	Assets	Liabilities	Notional Amount	Assets	Liabilities
Derivatives designated as hedging instruments:						
Cash flow hedges:						
Interest rate contracts	$ 4,250,000	$ 39,997	$ 139	$ 5,250,000	$ 5,647	$ 35,211
Derivatives not designated as hedging instruments:						
Interest rate contracts	$18,987,277	$258,561	$ 256,731	$17,005,381	$379,664	$ 378,961
Commodity contracts [1]	—	66,022	72,158	—	48,499	45,328
Foreign exchange contracts	4,550,101	44,340	43,160	5,201,460	89,083	71,254
Credit contracts [2]	303,421	25	51	168,999	1	12
Equity contracts	—	522 [3]	13,734 [4]	—	239 [3]	15,119 [4]
Total derivatives not designated as hedging instruments	**$23,840,799**	**$369,470**	**$ 385,834**	**$22,375,840**	**$517,486**	**$ 510,674**
Gross derivative assets/liabilities		**$409,467**	**$ 385,973**		**$523,133**	**$ 545,885**
Less: Master netting agreements		(74,138)	(74,138)		(111,124)	(111,124)
Less: Cash collateral received/paid		(183,387)	(27,502)		(316,168)	(1,160)
Net derivative assets/liabilities		**$151,942**	**$ 284,333**		**$ 95,841**	**$ 433,601**

(1) The notional amount of the Company's commodity contracts totaled 16 million barrels of crude oil and 364 million units of natural gas, measured in million British thermal units ("MMBTUs") as of December 31, 2025. In comparison, the notional amount of the Company's commodity contracts totaled 21 million barrels of crude oil and 407 million MMBTUs of natural gas as of December 31, 2024.

(2) The notional amount for the credit contracts reflects the Company's pro-rata share of the notional amount in the underlying derivative instruments in RPAs.

(3) The Company held warrant equity contracts in nine and eight private companies as of December 31, 2025 and 2024, respectively.

(4) Equity contracts classified as derivative liabilities consist of 349 thousand performance-based RSUs granted as part of EWBC's consideration in an investment.

Derivatives Designated as Hedging Instruments

Cash Flow Hedges — The Company uses interest rate swaps and collars to hedge the variability in the interest amount received on certain floating-rate commercial loans due to changes in the contractually specified interest rates. As of December 31, 2025, interest rate contracts in notional amounts of $4.3 billion were designated as cash flow hedges to convert certain variable-rate loans from floating-rate payments to fixed-rate payments. Gains and losses on the hedging derivative instruments are recognized in AOCI and reclassified to earnings in the same period the hedged cash flows impact earnings and are recorded within the same income statement line item as the hedged cash flows. Considering the interest rates, yield curve and notional amount as of December 31, 2025, the Company expects to reclassify an estimated $8 million of after-tax net gains on derivative instruments designated as cash flow hedges from AOCI into earnings during the next 12 months.

The following table presents the pre-tax changes in AOCI from cash flow hedges for the years ended December 31, 2025, 2024 and 2023. The after-tax impact of cash flow hedges on AOCI is shown in *Note 15 — Accumulated Other Comprehensive (Loss) Income* to the Consolidated Financial Statements in this Form 10-K.

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Gains (losses) recognized in AOCI:			
Interest rate contracts	$ 48,016	$ (124,382)	$ (5,767)
Losses (gains) reclassified from AOCI into earnings:			
Interest expense (for cash flow hedges on borrowings)	$ —	$ —	$ (696)
Interest and dividend income (for cash flow hedges on loans)	20,959	91,083	82,153
Noninterest income	—	—	(1,614) [1]
Total	**$ 20,959**	**$ 91,083**	**$ 79,843**

(1) Represents the amounts in AOCI reclassified into earnings resulting from forecasted cash flows that were no longer probable to occur.

Net Investment Hedges — The Company entered into foreign currency forward contracts to hedge a portion of the Bank's investment in EWCN, a non-USD functional currency subsidiary in China. The hedging instruments designated as net investment hedges were used to hedge against the risk of adverse changes in the foreign currency exchange rate of the Chinese Renminbi. There was no active net investment hedge during the year ended December 31, 2025. The following table presents the pre-tax gains recognized in AOCI on net investment hedges for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Gains recognized in AOCI	$ —	$ 586	$ 2,571

Derivatives Not Designated as Hedging Instruments

Customer-Related Positions and Economic Hedge Derivatives — The Company enters into interest rate, commodity, and foreign exchange derivatives at the request of its customers and generally enters into offsetting derivative contracts with third-party financial institutions to mitigate the inherent market risk. The Company also utilizes foreign exchange contracts to mitigate the effect of currency fluctuations on certain foreign currency-denominated on-balance sheet assets and liabilities, primarily foreign currency denominated deposits that it offers to its customers, as well as to meet its funding needs in certain foreign currencies. A majority of the foreign exchange contracts had original maturities of one year or less as of both December 31, 2025 and 2024.

The following table presents the notional amounts and the gross fair values of the interest rate and foreign exchange derivatives entered into with customers and with third-party financial institutions as economic hedges to customers' positions as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
		Fair Value			Fair Value	
($ in thousands)	**Notional Amount**	**Assets**	**Liabilities**	**Notional Amount**	**Assets**	**Liabilities**
Customer-related positions:						
Interest rate contracts:						
Swaps	$ 7,566,889	$ 47,448	$ 206,794	$ 6,854,372	$ 11,828	$ 361,256
Written options	1,463,110	—	1,900	1,458,428	—	4,953
Collars and corridors	444,604	311	20	181,039	80	440
Subtotal	9,474,603	47,759	208,714	8,493,839	11,908	366,649
Foreign exchange contracts:						
Forwards and spot	1,156,203	23,661	2,831	996,486	11,693	24,201
Swaps	785,956	13,272	661	1,504,469	16,117	25,366
Written options	63,460	—	73	—	—	—
Subtotal	2,005,619	36,933	3,565	2,500,955	27,810	49,567
Total	**$ 11,480,222**	**$ 84,692**	**$ 212,279**	**$ 10,994,794**	**$ 39,718**	**$ 416,216**
Economic hedges and other:						
Interest rate contracts:						
Swaps	$ 7,604,959	$ 208,860	$ 47,682	$ 6,872,075	$ 362,323	$ 12,228
Purchased options	1,463,110	1,922	—	1,458,428	4,990	—
Collars and corridors	444,605	20	335	181,039	443	84
Subtotal	9,512,674	210,802	48,017	8,511,542	367,756	12,312
Foreign exchange contracts:						
Forwards and spot	234,278	1,602	3,498	86,750	2,318	1,738
Swaps	2,246,744	5,718	36,083	2,613,755	58,955	19,949
Purchased options	63,460	87	14	—	—	—
Subtotal	2,544,482	7,407	39,595	2,700,505	61,273	21,687
Total	**$ 12,057,156**	**$ 218,209**	**$ 87,612**	**$ 11,212,047**	**$ 429,029**	**$ 33,999**

The Company enters into energy commodity contracts with its customers in the oil and gas sector, which allow them to hedge against the risk of fluctuation in energy commodity prices. Offsetting contracts entered with third-party financial institutions are used as economic hedges to manage the Company's exposure on its customer-related positions. The following table presents the notional amounts in units and the gross fair values of the commodity derivatives issued for customer-related positions and economic hedges as of December 31, 2025 and 2024:

	December 31, 2025				December 31, 2024			
			Fair Value				Fair Value	
($ and units in thousands)	**Notional Units**		**Assets**	**Liabilities**	**Notional Units**		**Assets**	**Liabilities**
Customer-related positions:								
Commodity contracts:								
Crude oil:								
Swaps	4,255	Barrels	$ 205	$ 28,533	4,830	Barrels	$ 4,682	$ 6,874
Collars	3,747	Barrels	21	13,622	5,477	Barrels	1,604	3,362
Subtotal	8,002	Barrels	226	42,155	10,307	Barrels	6,286	10,236
Natural gas:								
Swaps	112,599	MMBTUs	5,814	18,403	141,736	MMBTUs	13,095	17,708
Collars	71,945	MMBTUs	1,879	6,693	62,045	MMBTUs	6,061	4,556
Written options	—	MMBTUs	—	—	1,234	MMBTUs	167	—
Subtotal	184,544	MMBTUs	7,693	25,096	205,015	MMBTUs	19,323	22,264
Total			**$ 7,919**	**$ 67,251**			**$ 25,609**	**$ 32,500**
Economic hedges:								
Commodity contracts:								
Crude oil:								
Swaps	4,255	Barrels	$ 25,309	$ 11	4,830	Barrels	$ 4,479	$ 3,893
Collars	3,747	Barrels	8,724	21	5,477	Barrels	1,547	76
Subtotal	8,002	Barrels	34,033	32	10,307	Barrels	6,026	3,969
Natural gas:								
Swaps	110,506	MMBTUs	18,258	3,963	139,136	MMBTUs	13,323	5,056
Collars	68,965	MMBTUs	5,812	912	61,341	MMBTUs	3,541	3,650
Purchased options	—	MMBTUs	—	—	1,234	MMBTUs	—	153
Subtotal	179,471	MMBTUs	24,070	4,875	201,711	MMBTUs	16,864	8,859
Total			**$ 58,103**	**$ 4,907**			**$ 22,890**	**$ 12,828**

***Credit Contracts* —** The Company periodically enters into credit RPAs with institutional counterparties to manage the credit exposure of the interest rate contracts associated with syndicated loans. Under the RPAs, a portion of the credit exposure is transferred from one party (the purchaser of credit protection) to another party (the seller of credit protection). The seller of credit protection is required to make payments to the purchaser of credit protection if the underlying borrower defaults on the related interest rate contract. The Company may enter into protection sold or protection purchased RPAs. Credit risk on RPAs is managed by monitoring the credit worthiness of the borrowers and the institutional counterparties, which is a part of the Company's normal credit review and monitoring process. Assuming the underlying borrowers referenced in the interest rate contracts defaulted, the maximum exposure in the credit protection sold RPAs would be $590 thousand and $170 thousand as of December 31, 2025 and 2024, respectively.

The following table presents the notional amounts and the gross fair values of RPAs sold and purchased outstanding as of December 31, 2025 and 2024:

($ in thousands)	December 31, 2025			December 31, 2024		
		Fair Value			Fair Value	
	Notional Amount	Assets	Liabilities	Notional Amount	Assets	Liabilities
RPAs — protection sold [(1)]	$ 133,756	$ —	$ 51	$ 133,174	$ —	$ 12
RPAs — protection purchased	169,665	25	—	35,825	1	—
Total RPAs	**$ 303,421**	**$ 25**	**$ 51**	**$ 168,999**	**$ 1**	**$ 12**

(1) All reference entities of the protection sold RPAs were investment grade. The weighted-average remaining maturities were 2.7 years and 1.6 years as of December 31, 2025 and 2024, respectively.

Equity Contracts — As part of the loan origination process, the Company may obtain warrants to purchase the preferred and/or common stock of its borrowers' companies, which are mainly in the technology and life sciences sectors. Warrants grant the Company the right to buy a certain class of the underlying company's equity at a certain price before expiration. In connection with an investment the Company made during the third quarter of 2023, the Company granted performance-based RSUs as part of its consideration. The vesting of these equity contracts is contingent on the investee meeting certain financial performance targets during the future performance period. For additional information on these equity contracts, refer to *Note 2 — Fair Value Measurement and Fair Value of Financial Instruments* to the Consolidated Financial Statements in this Form 10-K.

The following table presents the net gains (losses) due to fair value changes that are recognized on the Company's Consolidated Statement of Income related to derivatives not designated as hedging instruments for the years ended December 31, 2025, 2024 and 2023:

($ in thousands)	Classification on Consolidated Statement of Income	Year Ended December 31,		
		2025	2024	2023
Derivatives not designated as hedging instruments:				
Interest rate contracts	Customer derivative income, net of mark-to-market adjustments	$ (3,142)	$ 549	$ (2,989)
Foreign exchange contracts	Foreign exchange income	52,295	54,073	52,817
Credit contracts	Customer derivative income, net of mark-to-market adjustments	(15)	—	(1)
Equity contracts - warrants	Lending and loan servicing fees	283	(97)	13
Equity contracts - performance-based RSUs	Other investment income	1,385	—	—
Commodity contracts	Customer derivative income, net of mark-to-market adjustments	960	929	(25)
Net gains		**$ 51,766**	**$ 55,454**	**$ 49,815**

Credit-Risk-Related Contingent Features — Certain of the Company's over-the-counter derivative contracts contain early termination provisions that require the Company to settle any outstanding balances upon the occurrence of a specified credit-risk-related event. Such an event primarily relates to a downgrade of the credit rating of East West Bank to below investment grade. As of December 31, 2025, the aggregate fair value amounts of all derivative instruments with credit risk-related contingent features that were in a net liability position totaled $3 million, for which $3 million collateral was posted to cover these positions. In comparison, as of December 31, 2024, the aggregate fair value amounts of all derivative instruments with credit risk-related contingent features that were in a net liability position totaled $1 million, for which $1 million collateral was posted to cover these positions. In the event that the credit rating of East West Bank had been downgraded to below investment grade, the Company would have been required to post minimal additional collateral as of both December 31, 2025 and 2024.

Offsetting of Derivatives

The following tables present the gross derivative fair values, the balance sheet netting adjustments, and the resulting net fair values recorded on the Consolidated Balance Sheet, as well as the cash and noncash collateral associated with master netting arrangements. The gross fair values of derivative assets and liabilities are presented after the application of variation margin payments as settlements to the fair values of contracts cleared through central clearing organizations, where applicable. The collateral amounts in the following tables are limited to the outstanding balances of the related asset or liability. Therefore, instances of over-collateralization are not shown:

($ in thousands)	As of December 31, 2025					
		Gross Amounts Offset on the Consolidated Balance Sheet			Gross Amounts Not Offset on the Consolidated Balance Sheet	
	Gross Amounts Recognized (1)	Master Netting Arrangements	Cash Collateral Received (3)	Net Amounts Presented on the Consolidated Balance Sheet	Security Collateral Received (5)	Net Amount
Derivative assets	$ 409,467	$ (74,138)	$ (183,387)	$ 151,942	$ (42,779)	$ 109,163
	Gross Amounts Recognized (2)	Master Netting Arrangements	Cash Collateral Pledged (4)	Net Amounts Presented on the Consolidated Balance Sheet	Security Collateral Pledged (5)	Net Amount
Derivative liabilities	$ 385,973	$ (74,138)	$ (27,502)	$ 284,333	$ —	$ 284,333

($ in thousands)	As of December 31, 2024					
		Gross Amounts Offset on the Consolidated Balance Sheet			Gross Amounts Not Offset on the Consolidated Balance Sheet	
	Gross Amounts Recognized (1)	Master Netting Arrangements	Cash Collateral Received (3)	Net Amounts Presented on the Consolidated Balance Sheet	Security Collateral Received (5)	Net Amount
Derivative assets	$ 523,133	$ (111,124)	$ (316,168)	$ 95,841	$ (55,222)	$ 40,619
	Gross Amounts Recognized (2)	Master Netting Arrangements	Cash Collateral Pledged (4)	Net Amounts Presented on the Consolidated Balance Sheet	Security Collateral Pledged (5)	Net Amount
Derivative liabilities	$ 545,885	$ (111,124)	$ (1,160)	$ 433,601	$ —	$ 433,601

(1) Includes $9 million and $4 million of gross fair value assets with counterparties that were not subject to enforceable master netting arrangements or similar agreements as of December 31, 2025 and 2024, respectively.

(2) Includes $16 million and $27 million of gross fair value liabilities with counterparties that were not subject to enforceable master netting arrangements or similar agreements as of December 31, 2025 and 2024, respectively.

(3) Gross cash collateral received under master netting arrangements or similar agreements were $184 million and $322 million as of December 31, 2025 and 2024, respectively. Of the gross cash collateral received, $183 million and $316 million were used to offset against derivative assets as of December 31, 2025 and 2024, respectively.

(4) Gross cash collateral pledged under master netting arrangements or similar agreements were $29 million and $1 million as of December 31, 2025 and 2024, respectively. Of the gross cash collateral pledged, $28 million and $1 million were used to offset against derivative liabilities as of December 31, 2025 and 2024, respectively.

(5) Represents the fair value of security collateral received or pledged limited to derivative assets or liabilities that are subject to enforceable master netting arrangements or similar agreements. U.S. GAAP does not permit the netting of noncash collateral on the Consolidated Balance Sheet but requires the disclosure of such amounts.

In addition to the amounts included in the tables above, the Company may have balance sheet netting related to resale agreements. Refer to *Note 3 — Securities Purchased under Resale Agreements* to the Consolidated Financial Statements in this Form 10-K for additional information. Refer to *Note 2 — Fair Value Measurement and Fair Value of Financial Instruments* to the Consolidated Financial Statements in this Form 10-K for fair value measurement disclosures on derivatives.

Note 6 — Loans Receivable and Allowance for Credit Losses

The following table presents the composition of the Company's loans held-for-investment outstanding as of December 31, 2025 and 2024:

($ in thousands)	December 31, 2025	December 31, 2024
Commercial:		
C&I	$ 18,650,755	$ 17,397,158
CRE:		
CRE	15,407,088	14,655,340
Multifamily residential	5,112,328	4,953,442
Construction and land	742,357	666,162
Total CRE	21,261,773	20,274,944
Total commercial	**39,912,528**	**37,672,102**
Consumer:		
Residential mortgage:		
Single-family residential	15,002,549	14,175,446
HELOCs	1,911,897	1,811,628
Total residential mortgage	16,914,446	15,987,074
Other consumer	51,198	67,461
Total consumer	**16,965,644**	**16,054,535**
Total loans held-for-investment [(1)]	**$ 56,878,172**	**$ 53,726,637**
ALLL	**(809,773)**	**(702,052)**
Loans held-for-investment, net [(1)]	**$ 56,068,399**	**$ 53,024,585**

(1) Includes $26 million and $46 million of net deferred loan fees and net unamortized premiums as of December 31, 2025 and 2024, respectively.

Accrued interest receivable on loans held-for-investment was $251 million and $255 million as of December 31, 2025 and 2024, respectively, and was included in *Other assets* on the Consolidated Balance Sheet. The interest income recognized and reversed on nonaccrual loans was $7 million and $5 million, respectively, for the year ended December 31, 2025, compared with immaterial amounts for each of the years ended December 31, 2024 and 2023. For the Company's accounting policy on accrued interest receivable related to loans held-for-investment, see *Note 1 — Summary of Significant Accounting Policies — Loans Held-for-Investment* to the Consolidated Financial Statements in this Form 10-K. The Company also has loans held-for-sale. For the Company's accounting policy on loans held-for-sale, refer to *Note 1 — Summary of Significant Accounting Policies — Loans Held-for-Sale* to the Consolidated Financial Statements in this Form 10-K.

The Company's FRB and FHLB borrowings are primarily secured by loans held-for-investment. Loans held-for-investment totaling $41.8 billion and $38.2 billion, respectively, were pledged to secure borrowings and provide additional borrowing capacity as of December 31, 2025 and 2024.

Credit Quality Indicators

All loans are subject to the Company's credit review and monitoring process. For the commercial loan portfolio, loans are risk rated based on an analysis of the borrower's current payment performance or delinquency, repayment sources, financial and liquidity factors, including industry and geographic considerations. For the consumer loan portfolio, payment performance or delinquency is typically the driving indicator for risk ratings.

The Company utilizes internal credit risk ratings to assign each individual loan a risk rating of 1 through 10:

- **Pass** — loans risk rated 1 through 5 are assigned an internal risk rating category of "Pass." Loans risk rated 1 are typically loans fully secured by cash. Pass loans have sufficient sources of repayment to repay the loan in full, in accordance with all terms and conditions.
- **Special mention —** loans assigned a risk rating of 6 have potential weaknesses that warrant closer attention by management; these are assigned an internal risk rating category of "Special Mention."
- **Substandard** — loans assigned a risk rating of 7 or 8 have well-defined weaknesses that may jeopardize the full and timely repayment of the loan; these are assigned an internal risk rating category of "Substandard."

- **Doubtful** — loans assigned a risk rating of 9 have insufficient sources of repayment and a high probability of loss; these are assigned an internal risk rating category of "Doubtful."
- **Loss** — loans assigned a risk rating of 10 are uncollectible and of such little value that they are no longer considered bankable assets; these are assigned an internal risk rating category of "Loss."

Loan exposures categorized as criticized consist of special mention, substandard, doubtful and loss categories. The Company reviews the internal risk ratings of its loan portfolio on a regular basis, and adjusts the ratings based on changes in the borrowers' financial status and the collectability of the loans.

The following tables summarize the Company's loans held-for-investment and year-to-date gross write-offs by loan portfolio segments, internal risk ratings and vintage year as of December 31, 2025 and 2024. The vintage year is the year of loan origination, renewal or major modification. Revolving loans that are converted to term loans presented in the tables below are excluded from the term loans by vintage year columns.

	December 31, 2025								
	Term Loans by Origination Year								
($ in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans [1]	Total
Commercial:									
C&I:									
Pass	$3,013,368	$1,717,361	$ 880,267	$ 536,461	$ 391,413	$ 302,893	$11,308,551	$ 67,968	$18,218,282
Criticized (accrual)	572	35,223	1,662	93,562	83,813	6,771	158,626	—	380,229
Criticized (nonaccrual)	2,922	4,733	26,810	1,640	9,525	6,526	88	—	52,244
Total C&I	3,016,862	1,757,317	908,739	631,663	484,751	316,190	11,467,265	67,968	18,650,755
Gross write-offs [2]	2,617	1,199	28,752	4,643	1,063	3,170	24	—	41,468
CRE:									
Pass	2,615,789	1,562,420	2,015,433	3,188,363	1,708,927	3,607,918	78,712	47,512	14,825,074
Criticized (accrual)	30,275	29,807	116,862	134,018	48,569	183,937	—	—	543,468
Criticized (nonaccrual)	3,317	—	4,172	7,439	12,330	11,288	—	—	38,546
Subtotal CRE	2,649,381	1,592,227	2,136,467	3,329,820	1,769,826	3,803,143	78,712	47,512	15,407,088
Gross write-offs	8,932	—	—	160	19	15,126	—	—	24,237
Multifamily residential:									
Pass	895,323	338,209	478,782	1,138,693	663,916	1,547,124	32,207	3,820	5,098,074
Criticized (accrual)	—	—	—	5,175	—	8,787	—	—	13,962
Criticized (nonaccrual)	—	—	—	—	—	292	—	—	292
Subtotal multifamily residential	895,323	338,209	478,782	1,143,868	663,916	1,556,203	32,207	3,820	5,112,328
Gross write-offs	—	—	—	—	—	8	—	—	8
Construction and land:									
Pass	246,380	109,799	247,482	90,086	13,437	3,462	3,901	—	714,547
Criticized (nonaccrual)	—	8,897	—	18,913	—	—	—	—	27,810
Subtotal construction and land	246,380	118,696	247,482	108,999	13,437	3,462	3,901	—	742,357
Total CRE	3,791,084	2,049,132	2,862,731	4,582,687	2,447,179	5,362,808	114,820	51,332	21,261,773
Total CRE gross write-offs [2]	8,932	—	—	160	19	15,134	—	—	24,245
Total commercial	**$6,807,946**	**$3,806,449**	**$3,771,470**	**$5,214,350**	**$2,931,930**	**$5,678,998**	**$11,582,085**	**$ 119,300**	**$39,912,528**
Total commercial gross write-offs [2]	**$ 11,549**	**$ 1,199**	**$ 28,752**	**$ 4,803**	**$ 1,082**	**$ 18,304**	**$ 24**	**$ —**	**$ 65,713**

($ in thousands)	December 31, 2025 Term Loans by Origination Year 2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans [(1)]	Total
Consumer:									
Residential mortgage:									
Single-family residential:									
Pass [(3)]	$2,861,764	$1,837,821	$2,349,242	$2,808,694	$1,860,110	$3,228,996	$ —	$ —	$14,946,627
Criticized (accrual)	3,157	3,646	5,589	5,427	235	9,356	—	—	27,410
Criticized (nonaccrual) [(3)]	4,566	891	3,445	4,617	1,620	13,373	—	—	28,512
Subtotal single-family residential mortgage	2,869,487	1,842,358	2,358,276	2,818,738	1,861,965	3,251,725	—	—	15,002,549
Gross write-offs [(2)]	—	14	—	—	—	—	—	—	14
HELOCs:									
Pass	13,652	4,796	4,740	5,258	11,233	22,213	1,750,894	70,577	1,883,363
Criticized (accrual)	1,879	—	97	140	287	526	6,784	1,654	11,367
Criticized (nonaccrual)	1,288	13	379	2,610	1,232	7,033	—	4,612	17,167
Subtotal HELOCs	16,819	4,809	5,216	8,008	12,752	29,772	1,757,678	76,843	1,911,897
Gross write-offs	—	—	—	—	—	—	—	6	6
Total residential mortgage	2,886,306	1,847,167	2,363,492	2,826,746	1,874,717	3,281,497	1,757,678	76,843	16,914,446
Total residential mortgage gross write-offs [(2)]	—	14	—	—	—	—	—	6	20
Other consumer:									
Pass	25,146	—	—	4,635	129	5,570	15,576	—	51,056
Criticized (nonaccrual)	—	—	49	—	—	—	93	—	142
Total other consumer	25,146	—	49	4,635	129	5,570	15,669	—	51,198
Total consumer	**$2,911,452**	**$1,847,167**	**$2,363,541**	**$2,831,381**	**$1,874,846**	**$3,287,067**	**$ 1,773,347**	**$ 76,843**	**$16,965,644**
Total consumer gross write-offs [(2)]	**$ —**	**$ 14**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 6**	**$ 20**
Total loans held-for-investment:									
Pass	**$9,671,422**	**$5,570,406**	**$5,975,946**	**$7,772,190**	**$4,649,165**	**$8,718,176**	**$13,189,841**	**$ 189,877**	**$55,737,023**
Criticized (accrual)	**35,883**	**68,676**	**124,210**	**238,322**	**132,904**	**209,377**	**165,410**	**1,654**	**976,436**
Criticized (nonaccrual)	**12,093**	**14,534**	**34,855**	**35,219**	**24,707**	**38,512**	**181**	**4,612**	**164,713**
Total	**$9,719,398**	**$5,653,616**	**$6,135,011**	**$8,045,731**	**$4,806,776**	**$8,966,065**	**$13,355,432**	**$ 196,143**	**$56,878,172**
Total loans held-for-investment gross write-offs [(2)]	**$ 11,549**	**$ 1,213**	**$ 28,752**	**$ 4,803**	**$ 1,082**	**$ 18,304**	**$ 24**	**$ 6**	**$ 65,733**

($ in thousands)	December 31, 2024								
	Term Loans by Origination Year								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans [1]	Total
Commercial:									
C&I:									
Pass	$2,605,928	$1,508,948	$ 999,586	$ 612,015	$ 243,528	$ 295,884	$10,574,404	$ 23,032	$16,863,325
Criticized (accrual)	34,412	51,415	61,041	107,355	10,538	31,160	151,747	—	447,668
Criticized (nonaccrual)	3,822	29,181	20,273	10,666	3,225	9,135	9,863	—	86,165
Total C&I	2,644,162	1,589,544	1,080,900	730,036	257,291	336,179	10,736,014	23,032	17,397,158
Gross write-offs [2]	20	47,963	14,848	11,119	1,568	3,012	27,099	—	105,629
CRE:									
Pass	1,660,877	2,296,763	3,692,498	1,925,220	1,296,439	3,176,450	96,791	49,302	14,194,340
Criticized (accrual)	34,543	44,557	90,105	31,615	75,578	167,401	—	14,771	458,570
Criticized (nonaccrual)	—	—	—	—	1,756	674	—	—	2,430
Subtotal CRE	1,695,420	2,341,320	3,782,603	1,956,835	1,373,773	3,344,525	96,791	64,073	14,655,340
Gross write-offs [2]	—	—	—	—	—	3	—	—	3
Multifamily residential:									
Pass	386,743	521,754	1,337,599	752,230	613,115	1,242,586	14,640	1,253	4,869,920
Criticized (accrual)	—	—	43,997	32,042	—	2,911	—	—	78,950
Criticized (nonaccrual)	—	—	—	—	—	4,572	—	—	4,572
Subtotal multifamily residential	386,743	521,754	1,381,596	784,272	613,115	1,250,069	14,640	1,253	4,953,442
Gross write-offs	—	—	—	—	—	10	—	—	10
Construction and land:									
Pass	90,926	328,803	184,792	41,932	—	8,393	—	—	654,846
Criticized (nonaccrual)	—	—	11,316	—	—	—	—	—	11,316
Subtotal construction and land	90,926	328,803	196,108	41,932	—	8,393	—	—	666,162
Gross write-offs	—	—	2,289	—	—	—	—	—	2,289
Total CRE	2,173,089	3,191,877	5,360,307	2,783,039	1,986,888	4,602,987	111,431	65,326	20,274,944
Total CRE gross write-offs [2]	—	—	2,289	—	—	13	—	—	2,302
Total commercial	**$4,817,251**	**$4,781,421**	**$6,441,207**	**$3,513,075**	**$2,244,179**	**$4,939,166**	**$10,847,445**	**$ 88,358**	**$37,672,102**
Total commercial gross write-offs [2]	**$ 20**	**$ 47,963**	**$ 17,137**	**$ 11,119**	**$ 1,568**	**$ 3,025**	**$ 27,099**	**$ —**	**$ 107,931**

($ in thousands)	December 31, 2024								
	Term Loans by Origination Year								
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans [1]	Total
Consumer:									
Residential mortgage:									
Single-family residential:									
Pass [3]	$2,360,674	$2,762,921	$3,074,668	$2,079,323	$1,407,031	$2,437,446	$ —	$ —	$14,122,063
Criticized (accrual)	4,175	3,409	750	5,810	1,548	6,069	—	—	21,761
Criticized (nonaccrual) [3]	2,716	9,673	1,929	2,035	2,404	12,865	—	—	31,622
Subtotal single-family residential mortgage	2,367,565	2,776,003	3,077,347	2,087,168	1,410,983	2,456,380	—	—	14,175,446
Gross write-offs [2]	9	—	—	—	—	—	—	—	9
HELOCs:									
Pass	7,453	3,288	4,071	3,236	7,570	8,152	1,648,337	99,488	1,781,595
Criticized (accrual)	1,436	—	1,420	—	135	2,064	2,338	594	7,987
Criticized (nonaccrual)	3,161	3,095	2,520	39	418	7,301	—	5,512	22,046
Subtotal HELOCs	12,050	6,383	8,011	3,275	8,123	17,517	1,650,675	105,594	1,811,628
Gross write-offs [2]	—	10	—	—	—	—	—	5	15
Total residential mortgage	2,379,615	2,782,386	3,085,358	2,090,443	1,419,106	2,473,897	1,650,675	105,594	15,987,074
Total residential mortgage gross write-offs [2]	9	10	—	—	—	—	—	5	24
Other consumer:									
Pass	14,916	—	22,992	132	—	6,800	22,555	—	67,395
Criticized (nonaccrual)	—	—	—	—	—	—	66	—	66
Total other consumer	14,916	—	22,992	132	—	6,800	22,621	—	67,461
Gross write-offs [2]	—	3,000	—	—	—	—	890	—	3,890
Total consumer	**$2,394,531**	**$2,782,386**	**$3,108,350**	**$2,090,575**	**$1,419,106**	**$2,480,697**	**$ 1,673,296**	**$ 105,594**	**$16,054,535**
Total consumer gross write-offs [2]	**$ 9**	**$ 3,010**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 890**	**$ 5**	**$ 3,914**
Total loans held-for-investment:									
Pass	**$7,127,517**	**$7,422,477**	**$9,316,206**	**$5,414,088**	**$3,567,683**	**$7,175,711**	**$12,356,727**	**$ 173,075**	**$52,553,484**
Criticized (accrual)	**74,566**	**99,381**	**197,313**	**176,822**	**87,799**	**209,605**	**154,085**	**15,365**	**1,014,936**
Criticized (nonaccrual)	**9,699**	**41,949**	**36,038**	**12,740**	**7,803**	**34,547**	**9,929**	**5,512**	**158,217**
Total	**$7,211,782**	**$7,563,807**	**$9,549,557**	**$5,603,650**	**$3,663,285**	**$7,419,863**	**$12,520,741**	**$ 193,952**	**$53,726,637**
Total loans held-for-investment gross write-offs [2]	**$ 29**	**$ 50,973**	**$ 17,137**	**$ 11,119**	**$ 1,568**	**$ 3,025**	**$ 27,989**	**$ 5**	**$ 111,845**

(1) During the year ended December 31, 2025, $53 million of total commercial loans, comprised of C&I revolving loans, were converted to term loans. In comparison, $7 million of total commercial loans, comprised of CRE and C&I revolving loans, and $29 million of total commercial loans, primarily comprised of CRE revolving loans, were converted to term loans during the years ended December 31, 2024 and 2023, respectively. During the years ended December 31, 2025, 2024 and 2023, respectively, $2 million, $22 million and $44 million of total consumer loans, comprised of HELOCs, were converted to term loans.
(2) Excludes gross write-offs associated with loans the Company sold or settled.
(3) As of each of December 31, 2025 and 2024, $1 million of nonaccrual loans whose payments were guaranteed by the Federal Housing Administration were classified with a “Pass” rating.

Nonaccrual and Past Due Loans

Loans that are 90 or more days past due are generally placed on nonaccrual status unless the loan is well-collateralized and in the process of collection. Loans that are less than 90 days past due but have identified deficiencies, such as when the full collection of principal or interest becomes uncertain, are also placed on nonaccrual status. The following tables present the aging analysis of loans held-for-investment as of December 31, 2025 and 2024:

($ in thousands)	December 31, 2025					
	Current Accruing Loans	Accruing Loans 30-59 Days Past Due	Accruing Loans 60-89 Days Past Due	Total Accruing Past Due Loans	Total Nonaccrual Loans	Total Loans
Commercial:						
C&I	$ 18,572,467	$ 25,962	$ 82	$ 26,044	$ 52,244	$ 18,650,755
CRE:						
CRE	15,354,548	10,525	3,469	13,994	38,546	15,407,088
Multifamily residential	5,110,783	1,253	—	1,253	292	5,112,328
Construction and land	714,547	—	—	—	27,810	742,357
Total CRE	21,179,878	11,778	3,469	15,247	66,648	21,261,773
Total commercial	**39,752,345**	**37,740**	**3,551**	**41,291**	**118,892**	**39,912,528**
Consumer:						
Residential mortgage:						
Single-family residential	14,899,224	46,010	27,674	73,684	29,641	15,002,549
HELOCs	1,860,080	23,328	11,322	34,650	17,167	1,911,897
Total residential mortgage	16,759,304	69,338	38,996	108,334	46,808	16,914,446
Other consumer	50,979	56	21	77	142	51,198
Total consumer	**16,810,283**	**69,394**	**39,017**	**108,411**	**46,950**	**16,965,644**
Total	**$ 56,562,628**	**$ 107,134**	**$ 42,568**	**$ 149,702**	**$ 165,842**	**$ 56,878,172**

($ in thousands)	December 31, 2024					
	Current Accruing Loans	Accruing Loans 30-59 Days Past Due	Accruing Loans 60-89 Days Past Due	Total Accruing Past Due Loans	Total Nonaccrual Loans	Total Loans
Commercial:						
C&I	$ 17,288,138	$ 5,690	$ 17,165	$ 22,855	$ 86,165	$ 17,397,158
CRE:						
CRE	14,647,270	3,755	1,885	5,640	2,430	14,655,340
Multifamily residential	4,947,939	653	278	931	4,572	4,953,442
Construction and land	653,919	927	—	927	11,316	666,162
Total CRE	20,249,128	5,335	2,163	7,498	18,318	20,274,944
Total commercial	**37,537,266**	**11,025**	**19,328**	**30,353**	**104,483**	**37,672,102**
Consumer:						
Residential mortgage:						
Single-family residential	14,088,086	32,841	22,096	54,937	32,423	14,175,446
HELOCs	1,770,218	11,396	7,968	19,364	22,046	1,811,628
Total residential mortgage	15,858,304	44,237	30,064	74,301	54,469	15,987,074
Other consumer	67,288	92	15	107	66	67,461
Total consumer	**15,925,592**	**44,329**	**30,079**	**74,408**	**54,535**	**16,054,535**
Total	**$ 53,462,858**	**$ 55,354**	**$ 49,407**	**$ 104,761**	**$ 159,018**	**$ 53,726,637**

The following table presents the amortized cost of loans on nonaccrual status for which there was no related ALLL as of December 31, 2025 and 2024. Nonaccrual loans may not have an allowance for credit losses if the loan balances are well secured by collateral values and there is no loss expectation.

($ in thousands)	December 31, 2025	December 31, 2024
Commercial:		
C&I	$ 21,723	$ 79,591
CRE	33,705	—
Multifamily residential	—	4,210
Construction and land	27,810	11,316
Total commercial	**83,238**	**95,117**
Consumer:		
Single-family residential	6,095	6,279
HELOCs	4,081	15,380
Total consumer	**10,176**	**21,659**
Total nonaccrual loans with no related ALLL	**$ 93,414**	**$ 116,776**

Foreclosed Assets

The Company acquires assets from borrowers through loan restructurings, workouts, or foreclosures. Assets acquired may include real properties (e.g., real estate, land, and buildings) and commercial and personal properties. The Company recognizes foreclosed assets upon receiving assets in satisfaction of a loan (e.g., taking legal title or physical possession).

Foreclosed assets, consisting of OREO and other nonperforming assets, are included in *Other assets* on the Consolidated Balance Sheet. The Company had $21 million of foreclosed assets as of December 31, 2025, compared with $35 million as of December 31, 2024. The Company commences the foreclosure process on consumer mortgage loans after a borrower becomes more than 120 days delinquent in accordance with the Consumer Financial Protection Bureau guidelines. The carrying value of the consumer real estate loans that were in an active or suspended foreclosure process was $16 million as of both December 31, 2025 and 2024.

Loan Modifications to Borrowers Experiencing Financial Difficulty

As part of the Company's loss mitigation efforts, the Company may agree to modify the contractual terms of a loan to assist borrowers experiencing financial difficulty. The Company negotiates loan modifications on a case-by-case basis to achieve mutually agreeable terms that maximize loan collectability and meet the borrower's financial needs. The Company considers various factors to identify borrowers experiencing financial difficulty. The primary factor for consumer loan borrowers is delinquency status. For commercial loan borrowers, these factors include credit risk ratings, the probability of loan risk rating downgrades, and overall risk profile changes. The modification may include, but is not limited to, payment delays, interest rate reductions, term extensions, principal forgiveness, or a combination of such modifications. Commercial loan borrowers that require immaterial modifications such as insignificant interest rate changes, short-term extensions (90 days or less) from the original maturity date, or temporary waivers or extensions of financial covenants which would not constitute material credit actions, are generally not considered to be experiencing financial difficulty and are not included in the disclosure. Insignificant payment deferrals (three months or less in the last 12 months) are also not included in the disclosure.

The following tables present the amortized cost of loans that were modified during the years ended December 31, 2025, 2024 and 2023 by loan class and modification type:

	Year Ended December 31, 2025							
	Modification Type							
				Combination:				
($ in thousands)	Interest Rate Reduction	Term Extension	Payment Delay	Term Extension / Payment Delay	Rate Reduction /Term Extension / Payment Delay	Rate Reduction / Payment Delay	Total	Modification as a % of Loan Class
Commercial:								
C&I	$ 6,057	$ 77,039	$ 51,904	$ 33,450	$ —	$ 19,579	$188,029	1.01 %
CRE	—	167,286	—	—	—	—	167,286	1.09 %
Multifamily	—	275	—	—	—	—	275	0.01 %
Land and construction	—	9,451	—	—	—	—	9,451	1.27 %
Total commercial	**6,057**	**254,051**	**51,904**	**33,450**	**—**	**19,579**	**365,041**	**0.91 %**
Consumer:								
Single-family residential	—	—	29,545	2,402	—	—	31,947	0.21 %
HELOCs	—	—	14,883	909	407	1,172	17,371	0.91 %
Total consumer	**—**	**—**	**44,428**	**3,311**	**407**	**1,172**	**49,318**	**0.29 %**
Total	**$ 6,057**	**$ 254,051**	**$ 96,332**	**$ 36,761**	**$ 407**	**$ 20,751**	**$414,359**	**0.73 %**

	Year Ended December 31, 2024						
	Modification Type						
			Combination:				
($ in thousands)	Term Extension	Payment Delay	Term Extension/ Payment Delay	Rate Reduction/ Term Extension	Rate Reduction/ Payment Delay	Total	Modification as a % of Loan Class
Commercial:							
C&I	$ 57,102	$ 26,420	$ —	$ —	$ —	$ 83,522	0.48 %
CRE	86,258	—	—	6,052	—	92,310	0.63 %
Total commercial	**143,360**	**26,420**	**—**	**6,052**	**—**	**175,832**	**0.47 %**
Consumer:							
Single-family residential	—	15,397	222	—	140	15,759	0.11 %
HELOCs	—	14,303	—	—	517	14,820	0.82 %
Total consumer	**—**	**29,700**	**222**	**—**	**657**	**30,579**	**0.19 %**
Total	**$ 143,360**	**$ 56,120**	**$ 222**	**$ 6,052**	**$ 657**	**$ 206,411**	**0.38 %**

($ in thousands)	Year Ended December 31, 2023						
	Modification Type						
			Combination:				
	Term Extension	Payment Delay	Term Extension/ Payment Delay	Rate Reduction/ Term Extension	Reduction/ Payment Delay	Total	Modification as a % of Loan Class
Commercial:							
C&I	$ 62,704	$ 6,842	$ —	$ —	$ —	$ 69,546	0.42 %
CRE	13,939	—	—	32,470	—	46,409	0.31 %
Total commercial	**76,643**	**6,842**	**—**	**32,470**	**—**	**115,955**	**0.31 %**
Consumer:							
Single-family residential	—	10,202	3,967	—	—	14,169	0.11 %
HELOCs	—	3,148	1,170	—	815	5,133	0.30 %
Total consumer	**—**	**13,350**	**5,137**	**—**	**815**	**19,302**	**0.13 %**
Total	**$ 76,643**	**$ 20,192**	**$ 5,137**	**$ 32,470**	**$ 815**	**$ 135,257**	**0.26 %**

The following tables present the financial effects of the loan modifications for the years ended December 31, 2025, 2024 and 2023 by loan class and modification type:

($ in thousands)	Year Ended December 31, 2025		
	Financial Effects of Loan Modifications		
	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in years)	Weighted-Average Payment Delay (in years)
Commercial:			
C&I	3.38 %	1.1	0.8
CRE	— %	3.2	0.0
Multifamily	— %	10.0	0.0
Land and construction	— %	0.8	0.0
Consumer:			
Single-family residential	— %	15.0	3.5
HELOCs	0.97 %	15.3	4.8

($ in thousands)	Year Ended December 31, 2024		
	Financial Effects of Loan Modifications		
	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in years)	Weighted-Average Payment Delay (in years)
Commercial:			
C&I	— %	2.1	1.7
CRE	1.28 %	2.7	0.0
Consumer:			
Single-family residential	1.63 %	10.0	1.3
HELOCs	0.25 %	0.0	1.7

($ in thousands)	Year Ended December 31, 2023			
	Financial Effects of Loan Modifications			
	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in years)	Weighted-Average Payment Delay (in years)
Commercial:				
C&I	$ 371 (1)	— % (1)	1.3	0.9
CRE	—	3.00 %	2.1	0.0
Consumer:				
Single-family residential	—	— %	9.3	1.8
HELOCs	—	0.11 %	14.2	4.6
Total	**$ 371**			

(1) Comprised of C&I loans modified during the year ended December 31, 2023 where the interest was waived in addition to principal forgiveness. No recorded investment was outstanding as of December 31, 2023.

A modified loan may become delinquent and may result in a payment default (generally 90 days past due) subsequent to modification. The following tables present the amortized cost basis of modified loans that, within 12 months of the modification date, experienced a subsequent default during the years ended December 31, 2025, 2024 and 2023.

($ in thousands)	Loans Modified that Subsequently Defaulted During the Year Ended December 31, 2025				
	Term Extension	Payment Delay	Combination: Rate Reduction/ Payment Delay	Combination: Term Extension/ Payment Delay	Total
Commercial:					
C&I	$ 206	$ 5,073	$ —	$ —	$ 5,279
CRE	29,991	—	—	—	29,991
Total commercial	**30,197**	**5,073**	**—**	**—**	**35,270**
Consumer:					
Single-family residential	—	3,706	—	1,038	4,744
HELOCs	—	3,869	746	483	5,098
Total consumer	**—**	**7,575**	**746**	**1,521**	**9,842**
Total	**$ 30,197**	**$ 12,648**	**$ 746**	**$ 1,521**	**$ 45,112**

($ in thousands)	Loans Modified that Subsequently Defaulted During the Year Ended December 31, 2024				
	Term Extension	Payment Delay	Combination: Rate Reduction/ Payment Delay	Combination: Term Extension/ Payment Delay	Total
Commercial:					
C&I	$ 3,684	$ 4,937	$ —	$ —	$ 8,621
Total commercial	**3,684**	**4,937**	**—**	**—**	**8,621**
Consumer:					
Single-family residential	—	10,223	141	2,462	12,826
HELOCs	—	4,690	517	—	5,207
Total consumer	**—**	**14,913**	**658**	**2,462**	**18,033**
Total	**$ 3,684**	**$ 19,850**	**$ 658**	**$ 2,462**	**$ 26,654**

($ in thousands)	Loans Modified that Subsequently Defaulted During the Year Ended December 31, 2023				
	Term Extension	Payment Delay	Combination: Rate Reduction/ Payment Delay	Combination: Term Extension/ Payment Delay	Total
Consumer:					
Single-family residential	$ —	$ 267	$ —	$ —	$ 267
HELOCs	—	749	—	—	749
Total consumer	**—**	**1,016**	**—**	**—**	**1,016**
Total	**$ —**	**$ 1,016**	**$ —**	**$ —**	**$ 1,016**

The Company monitors the performance of modified loans to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of loans that were modified during the years ended December 31, 2025, 2024 and 2023.

($ in thousands)	Payment Performance as of December 31, 2025			
	Current	30-89 Days Past Due	90+ Days Past Due	Total
Commercial:				
C&I	$ 185,058	$ 806	$ 2,165	$ 188,029
CRE	167,286	—	—	167,286
Multifamily residential	275	—	—	275
Construction and land	9,451	—	—	9,451
Total commercial	**362,070**	**806**	**2,165**	**365,041**
Consumer:				
Single-family residential	25,119	5,577	1,251	31,947
HELOCs	13,217	2,886	1,268	17,371
Total consumer	**38,336**	**8,463**	**2,519**	**49,318**
Total	**$ 400,406**	**$ 9,269**	**$ 4,684**	**$ 414,359**
Total nonaccrual loans included above	**$ 11,888**	**$ 206**	**$ 4,684**	**$ 16,778**

($ in thousands)	Payment Performance as of December 31, 2024			
	Current	30-89 Days Past Due	90+ Days Past Due	Total
Commercial:				
C&I	$ 71,324	$ 12,198	$ —	$ 83,522
CRE	92,310	—	—	92,310
Total commercial	**163,634**	**12,198**	**—**	**175,832**
Consumer:				
Single-family residential	9,082	4,218	2,459	15,759
HELOCs	8,591	3,069	3,160	14,820
Total consumer	**17,673**	**7,287**	**5,619**	**30,579**
Total	**$ 181,307**	**$ 19,485**	**$ 5,619**	**$ 206,411**
Total nonaccrual loans included above	**$ 9,209**	**$ 142**	**$ 5,619**	**$ 14,970**

($ in thousands)	Payment Performance as of December 31, 2023 Current	30-89 Days Past Due	90+ Days Past Due	Total
Commercial:				
C&I	$ 52,087	$ 8,153	$ 9,306	$ 69,546
CRE	46,409	—	—	46,409
Total commercial	**98,496**	**8,153**	**9,306**	**115,955**
Consumer:				
Single-family residential	11,197	2,425	547	14,169
HELOCs	4,207	177	749	5,133
Total consumer	**15,404**	**2,602**	**1,296**	**19,302**
Total	**$ 113,900**	**$ 10,755**	**$ 10,602**	**$ 135,257**
Total nonaccrual loans included above	**$ 8,666**	**$ 310**	**$ 10,602**	**$ 19,578**

As of December 31, 2025 and 2024, commitments to lend additional funds to borrowers whose loans were modified were $14 million and $10 million, respectively.

Allowance for Credit Losses

The Company has a current expected credit losses ("CECL") framework for all financial assets measured at amortized cost and certain off-balance sheet credit exposures. The Company's allowance for credit losses, which includes both the ALLL and the allowance for unfunded credit commitments, is calculated with the objective of maintaining a reserve sufficient to absorb losses inherent in our credit portfolios. The measurement of the allowance for credit losses is based on management's best estimate of lifetime expected credit losses, periodic evaluation of the loan portfolio, lending-related commitments and other relevant factors.

The allowance for credit losses is deducted from the amortized cost basis of a financial asset or a group of financial assets so that the balance sheet reflects the net amount the Company expects to collect. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, deferred fees and costs, and escrow advances. Subsequent changes in expected credit losses are recognized in net income as a provision for, or a reversal of, credit loss expense.

The allowance for credit losses estimation involves procedures to consider the unique risk characteristics of the portfolio segments. The majority of the Company's credit exposures that share risk characteristics with other similar exposures are collectively evaluated. The collectively evaluated loans include performing loans and unfunded credit commitments. If an exposure does not share risk characteristics with other exposures, the Company generally estimates expected credit losses on an individual basis.

ALLL for Collectively Evaluated Loans

The allowance for collectively evaluated loans consists of a quantitative component that assesses the different risk factors considered in our models and a qualitative component that considers risk factors external to the models. Each of these components are described below.

Quantitative Component — The Company applies quantitative methods to estimate ALLL by considering a variety of factors such as historical loss experience, the current credit quality of the portfolio, and an economic outlook over the life of the loan. The Company incorporates forward-looking information using macroeconomic scenarios which include variables that are considered key drivers of increases and decreases in credit losses. The Company utilizes a probability-weighted, multiple-scenario forecast approach. These scenarios may consist of a base forecast representing management's view of the most likely outcome, combined with downside or upside scenarios reflecting possible worsening or improving economic conditions. The quantitative models incorporate a probability-weighted calculation of these macroeconomic scenarios over a reasonable and supportable forecast period. If the life of the loans extends beyond the reasonable and supportable forecast period, the Company will consider historical experience or long-run macroeconomic trends over the remaining life of the loans to estimate the ALLL.

There were no changes to the reasonable and supportable forecast period, and no changes to the reversion to the historical loss experience method in 2025 and 2024.

The following table provides key credit risk characteristics and macroeconomic variables that the Company uses to estimate the expected credit losses by portfolio segment:

Portfolio Segment	Risk Characteristics	Macroeconomic Variables
C&I	Age percentage, size at origination, delinquency status, sector and risk rating	Unemployment rate, Gross Domestic Product (“GDP”), and U.S. Treasury rates
CRE, Multifamily residential, and Construction and land	Delinquency status, maturity date, collateral value, property type, and geographic location	Unemployment rate, GDP, and U.S. Treasury rates
Single-family residential and HELOCs	FICO score, delinquency status, maturity date, collateral value, and geographic location	Unemployment rate, GDP, and Home Price Indices
Other consumer	Loss rate approach	Immaterial - Macroeconomic variables are included in the qualitative estimate.

Quantitative Component — ALLL for the Commercial Loan Portfolio

The Company’s C&I lifetime loss rate model estimates the loss rate expected over the life of a loan. This loss rate is applied to the amortized cost basis, excluding accrued interest receivable, to determine expected credit losses. The lifetime loss rate model’s reasonable and supportable period spans eight quarters, thereafter, immediately reverting to the historical average loss rate, expressed through the loan-level lifetime loss rate.

To generate estimates of expected loss at the loan level for CRE, multifamily residential, and construction and land loans, projected probabilities of default (“PDs”) and loss given defaults (“LGDs”) are applied to the estimated exposure at default, considering the term and payment structure of the loan. The forecast of future economic conditions returns to long-run historical economic trends within the reasonable and supportable period. To estimate the life of a loan under both models, the contractual term of the loan is adjusted for estimated prepayments based on historical prepayment experience.

Quantitative Component — ALLL for the Consumer Loan Portfolio

For single-family residential and HELOC loans, projected PDs and LGDs are applied to the estimated exposure at default, considering the term and payment structure of the loan, to generate estimates of expected loss at the loan level. The forecast of future economic conditions returns to long-run historical economic trends after the reasonable and supportable period. To estimate the life of a loan for the single-family residential and HELOC loan portfolios, the contractual term of the loan is adjusted for estimated prepayments based on historical prepayment experience. For other consumer loans, the Company uses a loss rate approach.

Qualitative Component — The Company considers the following qualitative factors in the determination of the collectively evaluated allowance if these factors have not already been captured by the quantitative model. Such qualitative factors may include, but are not limited to:

- loan growth trends;
- the volume and severity of past due financial assets, and criticized or adversely classified financial assets;
- the Company’s lending policies and procedures, including changes in lending strategies, underwriting standards, collection, write-off and recovery practices;
- knowledge of a borrower’s operations;
- the quality of the Company’s credit review system;
- the experience, ability and depth of the Company’s management and associates;
- the effect of other external factors such as the regulatory and legal environments, or changes in technology;
- actual and expected changes in international, national, regional, and local economic and business conditions in which the Company operates; and
- risk factors in certain industry sectors not captured by the quantitative models.

The magnitude of the impact of these factors on the Company's qualitative assessment of the allowance for credit losses changes from period to period according to changes made by management in its assessment of these factors. The extent to which these factors change may depend on whether they are already reflected in quantitative loss estimates during the current period and the extent to which changes in these factors diverge from period to period.

While the Company's allowance methodologies strive to reflect all relevant credit risk factors, there continues to be uncertainty associated with, but not limited to, potential imprecision in the estimation process due to the inherent time lag of obtaining information and normal variations between expected and actual outcomes. The Company may hold additional qualitative reserves that are designed to provide coverage for losses attributable to such risk.

ALLL for Individually Evaluated Loans

When a loan no longer shares similar risk characteristics with other loans, such as in the case of certain nonaccrual loans, the Company estimates the ALLL on an individual loan basis. The ALLL for individually evaluated loans is measured as the difference between the recorded value of the loans and their fair value. For loans evaluated individually, the Company uses one of three different asset valuation measurement methods: (1) the fair value of collateral less costs to sell; (2) the present value of expected future cash flows; or (3) the loan's observable market price. If an individually evaluated loan is determined to be collateral dependent, the Company applies the fair value of the collateral less costs to sell method. If an individually evaluated loan is determined not to be collateral dependent, the Company uses the present value of future cash flows or the observable market value of the loan.

- ***Collateral-Dependent Loans —*** The allowance of a collateral-dependent loan is limited to the difference between the recorded value and fair value of the collateral less cost of disposal or sale. As of December 31, 2025, collateral-dependent commercial and consumer loans totaled $69 million and $10 million, respectively. In comparison, collateral-dependent commercial and consumer loans totaled $45 million and $23 million, respectively, as of December 31, 2024. The Company's collateral-dependent loans were secured by real estate. As of both December 31, 2025 and 2024, the collateral value of the properties securing the collateral-dependent loans, net of selling costs, exceeded the recorded value of the majority of the loans.

The following tables summarize the activity in the ALLL by portfolio segments for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31, 2025							
		Commercial				Consumer			
			CRE			Residential Mortgage			
($ in thousands)		C&I	CRE	Multifamily Residential	Construction and Land	Single-Family Residential	HELOCs	Other Consumer	Total
ALLL, beginning of period		$ 384,319	$ 218,677	$ 32,117	$ 17,497	$ 44,816	$ 3,132	$ 1,494	$ 702,052
ALLL recognized on PCD loans		18,175	—	—	—	—	—	—	18,175
Provision for (reversal of) credit losses on loans	(a)	106,941	26,825	4,386	(45)	8,398	2,656	(229)	148,932
Gross charge-offs		(44,996)	(24,237)	(8)	(1,996)	(57)	(6)	(152)	(71,452)
Gross recoveries		10,721	229	60	12	306	22	263	11,613
Total net (charge-offs) recoveries		(34,275)	(24,008)	52	(1,984)	249	16	111	(59,839)
Foreign currency translation adjustment		453	—	—	—	—	—	—	453
ALLL, end of period		**$ 475,613**	**$ 221,494**	**$ 36,555**	**$ 15,468**	**$ 53,463**	**$ 5,804**	**$ 1,376**	**$ 809,773**

($ in thousands)		Year Ended December 31, 2024							
		Commercial				Consumer			
			CRE			Residential Mortgage			
		C&I	CRE	Multifamily Residential	Construction and Land	Single-Family Residential	HELOCs	Other Consumer	Total
ALLL, beginning of period		$ 392,685	$ 170,592	$ 34,375	$ 10,469	$ 55,018	$ 3,947	$ 1,657	$ 668,743
Provision for (reversal of) credit losses on loans	(a)	110,791	61,908	(2,684)	9,114	(10,176)	(873)	4,096	172,176
Gross charge-offs		(125,413)	(14,236)	(10)	(2,289)	(35)	(15)	(4,259)	(146,257)
Gross recoveries		6,505	413	436	203	9	73	—	7,639
Total net (charge-offs) recoveries		(118,908)	(13,823)	426	(2,086)	(26)	58	(4,259)	(138,618)
Foreign currency translation adjustment		(249)	—	—	—	—	—	—	(249)
ALLL, end of period		**$ 384,319**	**$ 218,677**	**$ 32,117**	**$ 17,497**	**$ 44,816**	**$ 3,132**	**$ 1,494**	**$ 702,052**

($ in thousands)		Year Ended December 31, 2023							
		Commercial				Consumer			
			CRE			Residential Mortgage			
		C&I	CRE	Multifamily Residential	Construction and Land	Single-Family Residential	HELOCs	Other Consumer	Total
ALLL, beginning of period		$ 371,700	$ 149,864	$ 23,373	$ 9,109	$ 35,564	$ 4,475	$ 1,560	$ 595,645
Impact of ASU 2022-02 adoption		5,683	337	6	—	1	1	—	6,028
Provision for (reversal of) credit losses on loans	(a)	45,319	27,007	10,454	11,537	19,384	(424)	294	113,571
Gross charge-offs		(36,573)	(7,048)	(3)	(10,413)	—	(138)	(197)	(54,372)
Gross recoveries		6,803	432	545	236	69	33	—	8,118
Total net (charge-offs) recoveries		(29,770)	(6,616)	542	(10,177)	69	(105)	(197)	(46,254)
Foreign currency translation adjustment		(247)	—	—	—	—	—	—	(247)
ALLL, end of period		**$ 392,685**	**$ 170,592**	**$ 34,375**	**$ 10,469**	**$ 55,018**	**$ 3,947**	**$ 1,657**	**$ 668,743**

In addition to the ALLL, the Company maintains an allowance for unfunded credit commitments. The Company has three general areas for which it provides the allowance for unfunded credit commitments: (1) recourse obligations for loans sold, (2) letters of credit, and (3) unfunded lending commitments. The allowance for unfunded credit commitments is maintained at a level that management believes to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities. See *Note 12 — Commitments and Contingencies* to the Consolidated Financial Statements in this Form 10-K for additional information related to unfunded credit commitments. The following table summarizes the activity in the allowance for unfunded credit commitments for the years ended December 31, 2025, 2024 and 2023:

($ in thousands)		Year Ended December 31, 2025	2024	2023
Unfunded credit facilities				
Allowance for unfunded credit commitments, beginning of period		$ 39,526	$ 37,699	$ 26,264
Provision for credit losses on unfunded credit commitments	(b)	9,168	1,824	11,429
Foreign currency translation adjustments		(4)	3	6
Allowance for unfunded credit commitments, end of period		**48,690**	**39,526**	**37,699**
Provision for credit losses on loans, leases and unfunded credit commitments	**(a) + (b)**	**$ 158,100**	**$ 174,000**	**$ 125,000**

The allowance for credit losses on loans, leases and unfunded credit commitments was $858 million as of December 31, 2025, compared with $742 million as of December 31, 2024. The increase in the allowance for credit losses was primarily driven by the Company's net loan growth, qualitative risk assessment, and an economic outlook that reflected continued caution regarding inflation, the high-interest rate environment and potential impacts from the escalating tariff and global trade tensions.

The Company considers multiple economic scenarios to develop the estimate of the ALLL. The scenarios may consist of a baseline forecast representing management's view of the most likely outcome, and downside or upside scenarios that reflect possible worsening or improving economic conditions. As of December 31, 2025, the Company assigned the same weightings to its baseline, while applying slightly lower and higher weightings to the upside and downside scenarios, respectively, as compared with December 31, 2024. The current baseline economic forecast continues to reflect key risks such as a weakening labor market, still-elevated interest rates, inflation, and concerns over global conflicts. Compared with December 2024, the December 2025 baseline forecast for GDP growth showed mild improvement in the near term, while the forecast for the unemployment rate showed an uptick beginning in 2026 and beyond. The downside scenario assumed the economy falls into recession in the first quarter of 2026 as a result of tariffs, rising inflation, still-elevated interest rates, political tensions, and reduced credit availability. The upside scenario assumed a more optimistic economic outlook, including stronger growth, stable financial markets, and full employment starting in the first quarter of 2026.

Loan Transfers, Sales and Purchases

The Company's primary business focus is on directly originated loans. The Company also purchases loans from and participates in loan financing with other banks. In the normal course of business, the Company also provides other financial institutions with the ability to participate in commercial loans that it originates, by selling loans to such institutions. Purchased loans may be transferred from held-for-investment to held-for-sale, and write-downs to ALLL are recorded, when appropriate. The following tables provide information on the carrying value of loans transferred, sold and purchased during the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025				
	Commercial			Consumer	
		CRE		Residential Mortgage	
($ in thousands)	C&I	CRE	Construction and Land	Single-Family Residential	Total
Loans transferred from held-for-investment to held-for-sale [1]	$ 282,252	$ 39,475	$ 9,500	$ —	$ 331,227
Sales [2][3]	$ 264,445	$ 39,475	$ 11,316	$ 1,232	$ 316,468
Purchases [4]	$ 450,314	$ —	$ —	$ 515,390	$ 965,704

	Year Ended December 31, 2024				
	Commercial			Consumer	
		CRE		Residential Mortgage	
($ in thousands)	C&I	CRE	Construction and Land	Single-Family Residential	Total
Loans transferred from held-for-investment to held-for-sale [1]	$ 649,187	$ 9,417	$ 718	$ —	$ 659,322
Sales [2][3]	$ 650,256	$ 9,417	$ 718	$ 2,997	$ 663,388
Purchases [4]	$ 612,364	$ —	$ —	$ 387,629	$ 999,993

($ in thousands)	Year Ended December 31, 2023				
	Commercial			Consumer	
		CRE		Residential Mortgage	
	C&I	CRE	Construction and Land	Single-Family Residential	Total
Loans transferred from held-for-investment to held-for-sale (1)	$ 647,943	$ 83,282	$ 8,154	$ —	$ 739,379
Sales (2)(3)	$ 674,919	$ 86,749	$ 8,154	$ —	$ 769,822
Purchases (4)	$ 106,493	$ —	$ —	$ 493,282	$ 599,775

(1) Includes write-downs to the ALLL related to loans transferred from held-for-investment to held-for-sale of $2 million for each of the years ended December 31, 2025 and 2024, and $5 million for the year ended December 31, 2023.

(2) Includes originated loans sold of $219 million, $508 million and $513 million for the years ended December 31, 2025, 2024 and 2023, respectively. Originated loans sold consisted primarily of C&I and CRE loans for the years ended December 31, 2025 and 2023, and consisted primarily of C&I loans for the year ended December 31, 2024.

(3) Includes $97 million, $156 million and $256 million of purchased loans sold in the secondary market for the years ended December 31, 2025, 2024 and 2023, respectively.

(4) C&I loan purchases were comprised of syndicated C&I term loans.

Note 7 — Affordable Housing Partnership, Tax Credit and Community Reinvestment Act Investments, Net

The CRA encourages banks to meet the credit needs of their communities, particularly low- and moderate-income individuals and neighborhoods. The Company invests in certain affordable housing projects in the form of ownership interests in limited partnerships or limited liability companies that qualify for CRA consideration and tax credits. These entities are formed to develop and operate apartment complexes designed as high-quality affordable housing for lower income tenants throughout the U.S. To fully utilize the available tax credits, each of these entities must meet the affordable housing regulatory requirements for a 15-year minimum compliance period. The Company also invests in small business investment companies and new markets tax credit projects that qualify for CRA consideration, as well as eligible projects that qualify for production, historic and renewable energy tax credits. Investments in new markets tax credits promote development in low-income communities; investments in production and renewable energy tax credits help promote the development of renewable energy sources; and investments in historic tax credits promote the rehabilitation of historic buildings and economic revitalization of the surrounding areas.

The majority of the affordable housing partnership, tax credit and CRA investments discussed above are VIEs, where the Company is a limited partner in these investments, and an unrelated third party is typically the general partner or managing member who has control over the significant activities of these investments. While the Company's interest in some of the investments may exceed 50% of the outstanding equity interests, the Company does not consolidate these investments due to the general partner's or managing member's ability to manage the entity, which is indicative of the general partner's or managing member's power over the entity. The Company's maximum exposure to loss in connection with these partnerships consists of the unamortized investment balance and any tax credits claimed that may become subject to recapture.

The Company elects to account for its tax credit investments using the PAM on a program-by-program basis if certain conditions are met. For the Company's accounting policies on PAM, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Income Taxes* in this Form 10-K. For discussion on the Company's impairment evaluation and monitoring process of tax credit investments, refer to *Note 2 — Fair Value Measurement and Fair Value of Financial Instruments — Affordable Housing Partnership, Tax Credit and CRA Investments, Net* to the Consolidated Financial Statements in this Form 10-K.

The following table presents the investments and unfunded commitments of the Company's affordable housing partnership, tax credit, and CRA investments, net as of December 31, 2025 and 2024:

	December 31,			
	2025		2024	
($ in thousands)	Assets	Liabilities - Unfunded Commitments (1)	Assets	Liabilities - Unfunded Commitments (1)
PAM:				
Affordable housing partnership investments	$ 483,021	$ 172,343	$ 500,217	$ 280,919
Tax credit and CRA investments	140,723	43,878	160,429	21,202
Equity method of accounting and other:				
Tax credits and CRA investments	345,748 (2)	121,275	265,994 (2)	105,743
Total	**$ 969,492**	**$ 337,496**	**$ 926,640**	**$ 407,864**

(1) Included in *Accrued expenses and other liabilities* on the Consolidated Balance Sheet.

(2) Includes $37 million and $29 million of equity securities without readily determinable fair values as of December 31, 2025 and 2024, respectively.

The following table presents additional information related to the investments in affordable housing partnership, tax credit and CRA investments for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	2025	2024	2023
Tax credits and benefits (1):			
PAM:			
Affordable housing partnership investments	$ 87,214	$ 70,335	$ 60,939
Tax credit and CRA investments	111,906	110,260	—
Equity method of accounting and other:			
Tax credit and CRA investments	119,098	64,720	124,433
Total tax credits and benefits	**$ 318,218**	**$ 245,315**	**$ 185,372**
Amortization (2):			
PAM:			
Affordable housing partnership investments (3)	$ 60,078	$ 46,113	$ 43,041
Tax credit and CRA investments (4)	88,883	90,113	—
Equity method of accounting and other:			
Tax credit and CRA investments (5) (6)	74,795	54,242	120,299
Total amortization	**$ 223,756**	**$ 190,468**	**$ 163,340**

(1) Includes purchased tax credits and was recorded in *Income tax expense* on the Consolidated Statement of Income for the years ended December 31, 2025, 2024 and 2023.

(2) Amortization of investments in affordable housing partnership, tax credit and CRA investments is included in *Depreciation, amortization, and accretion, net* on the Consolidated Statement of Cash Flows.

(3) Amortization related to investments in qualified affordable housing partnerships under PAM was recorded in *Income tax expense* on the Consolidated Statement of Income for the years ended December 31, 2025, 2024 and 2023.

(4) Following the adoption of ASU 2023-02 on January 1, 2024, amortization related to qualifying tax credit investments under PAM was recorded in *Income tax expense* on the Consolidated Statement of Income for the years ended December 31, 2025 and 2024.

(5) Amortization related to tax credit and CRA investments was recognized in *Amortization of tax credit and CRA investments* as part of *noninterest expense* on the Consolidated Statement Income for the years ended December 31, 2025, 2024 and 2023.

(6) Includes impairment charges of $1 million for the year ended December 31, 2024, and net impairment recoveries of $1 million for the year ended December 31, 2023. The activity was primarily related to historic tax credits.

As of December 31, 2025, the Company's unfunded commitments related to investments in affordable housing partnership, tax credit and CRA investments, net are estimated to be funded as follows:

($ in thousands)	Amount
2026	$ 279,856
2027	43,982
2028	6,034
2029	1,440
2030	1,931
Thereafter	4,253
Total	**$ 337,496**

The Company also held equity securities without readily determinable fair values totaling $117 million and $118 million as of December 31, 2025 and 2024, respectively. These equity securities without readily determinable fair values are included in *Other Assets* on the Consolidated Balance Sheet.

Note 8 — Goodwill

Total goodwill was $466 million as of both December 31, 2025 and 2024. The Company's goodwill impairment test is performed annually, as of December 31, or more frequently if events occur or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. The Company completed its annual goodwill impairment test as of December 31, 2025 by using a qualitative assessment, and concluded goodwill was not impaired. Additional information pertaining to the Company's accounting policy for goodwill is summarized in *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Goodwill* to the Consolidated Financial Statements in this Form 10-K.

As of December 31, 2025, the Company held an equity method investment totaling $108 million of which $101 million was comprised of equity method goodwill.

Note 9 — Deposits

The following table presents the composition of the Company's deposits as of December 31, 2025 and 2024:

	December 31,	
($ in thousands)	2025	2024
Deposits:		
Noninterest-bearing demand	$ 16,697,099	$ 15,450,428
Interest-bearing checking	7,989,255	7,940,692
Money market	15,439,729	14,816,511
Savings:		
Domestic office	1,503,006	1,583,657
Foreign office	168,798	167,963
Time deposits [(1)]:		
Domestic office	22,694,862	21,128,657
Foreign office	2,589,952	2,087,115
Total deposits	**$ 67,082,701**	**$ 63,175,023**

(1) The aggregate amount of time deposits that met or exceeded the deposit insurance limit was $18.3 billion and $16.5 billion as of December 31, 2025 and 2024, respectively.

The following table presents the scheduled maturities of time deposits for the five years succeeding December 31, 2025:

($ in thousands)	Amount
2026	$ 24,796,653
2027	415,251
2028	68,605
2029	2,908
2030	1,397
Total	**$ 25,284,814**

Note 10 — Federal Home Loan Bank Advances and Long-Term Debt

The following table presents details of the Company's FHLB advances and long-term debt as of December 31, 2025 and 2024:

			December 31,	
			2025	2024
($ in thousands)	Interest Rate	Maturity Dates	Amount	Amount
Parent company				
Junior subordinated debt [(1)] — floating	5.53%	12/15/2035	$ 32,320	$ 32,001
Bank				
FHLB advances [(2)]:				
Floating [(3)]	3.87% — 3.96%	2026	$ 2,000,000	$ 3,000,000
Fixed	3.87% — 4.01%	2026	750,000	500,000
Overnight [(4)]	4.02%	1/2/2026	250,000	—
Total FHLB advances			**$ 3,000,000**	**$ 3,500,000**

(1) As of December 31, 2025, the outstanding junior subordinated debt was issued by MCBI Statutory Trust I and had a stated interest rate of 3-month CME Term Secured Overnight Financing Rate ("SOFR") + 1.81%. The contractual interest rates for junior subordinated debt were 5.53% and 6.17% as of December 31, 2025 and 2024, respectively.
(2) The weighted-average interest rate for FHLB advances was 3.94% as of December 31, 2025.
(3) Floating interest rates are based on the SOFR plus the established spread.
(4) Overnight interest rates are based on the Standard Credit Program's Advance Rate, as published by the FHLB.

FHLB Advances

The Bank's available borrowing capacity from FHLB advances totaled $11.8 billion as of December 31, 2025. The Bank's available borrowing capacity from the FHLB is derived from its portfolio of loans that are pledged to the FHLB, reduced by any outstanding FHLB advances. As of December 31, 2025, all advances were secured by real estate loans.

Long-Term Debt — Junior Subordinated Debt

As of December 31, 2025, East West had one statutory business trust for the purpose of holding junior subordinated debt issued to third party investors. The proceeds from these issuances represent liabilities of East West to the Trust and are reported as a component of *Long-term debt* on the Consolidated Balance Sheet. Interest payments on these securities are disbursed quarterly and are deductible for tax purposes. Outstanding principal amounts included $35 million of junior subordinated debt and $1 million of trust preferred securities as of December 31, 2025.

Note 11 — Income Taxes

The following table presents the components of income before income taxes and income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Income before income taxes:			
U.S.	$ 1,686,561	$ 1,429,104	$ 1,425,756
Foreign	38,899	52,757	34,014
Total income before income taxes	1,725,460	1,481,861	1,459,770
Current income tax expense:			
Federal	250,521	166,268	172,428
State	149,291	153,891	173,080
Foreign	8,235	10,399	2,240
Total current income tax expense	408,047	330,558	347,748
Deferred income tax (benefit) expense:			
Federal	(20,242)	(6,467)	(24,319)
State	12,897	(5,582)	(23,415)
Foreign	(430)	(2,234)	(1,405)
Total deferred income tax benefit	(7,775)	(14,283)	(49,139)
Total income tax expense:			
Federal	230,279	159,801	148,109
State	162,188	148,309	149,665
Foreign	7,805	8,165	835
Total income tax expense	**$ 400,272**	**$ 316,275**	**$ 298,609**

The following table presents the reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,					
	2025		2024		2023	
($ in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Statutory U.S. federal tax rate	$362,347	21.0%	$311,191	21.0%	$306,552	21.0%
U.S. federal						
Tax credits [(1)]						
Tax credits and benefits under the PAM, net of amortization	(29,268)	(1.7)	(26,147)	(1.8)	(4,299)	(0.3)
Energy tax credit — solar	(42,406)	(2.5)	(52,722)	(3.5)	(70,364)	(4.8)
Energy tax credit — energy storage	(34,408)	(2.0)	(11,143)	(0.7)	—	—
New markets tax credit	—	—	—	—	(21,378)	(1.5)
Other tax credits	(23,802)	(1.4)	(18,906)	(1.3)	(34,076)	(2.3)
Changes in valuation allowance	13,353	0.8	—	—	—	—
Nontaxable or nondeductible items						
Nondeductible FDIC insurance premiums	8,474	0.5	7,719	0.5	7,007	0.5
Other nontaxable or nondeductible items	4,899	0.3	(15,041)	(1.0)	217	0.0
Other, net	7,549	0.4	(3,879)	(0.3)	(4,544)	(0.3)
U.S. state and local income taxes, net of U.S. federal income tax effect [(2)]	125,638	7.3	116,091	7.8	118,236	8.1
Foreign tax effects	7,805	0.5	8,165	0.5	835	0.1
Changes in unrecognized tax benefits	91	0.0	947	0.1	423	0.0
Effective tax rate	**$400,272**	**23.2%**	**$316,275**	**21.3%**	**$298,609**	**20.5%**

(1) Following the adoption of ASU 2023-02 on January 1, 2024, the Company expanded the PAM to include qualifying investments in new markets, historic, production and energy tax credit programs, in addition to affordable housing partnerships.
(2) California state taxes made up the majority (greater than 50 percent) of state and local taxes.

The following table presents the income taxes paid (net of refunds received) by the Company for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	2025	2024	2023
Federal	$ 65,981	$ 68,371	$ 140,000
State			
California	120,000	102,061	100,000
New York	67,001	59,049	36,732
Other states	12,080	11,278	14,953
Foreign	13,120	6,186	—
Total	**$ 278,182**	**$ 246,945**	**$ 291,685**

The following table summarizes the tax effects of temporary differences that give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2025 and 2024:

	December 31,	
($ in thousands)	2025	2024
Deferred tax assets:		
Allowance for credit losses and nonperforming assets valuation allowance	$ 251,494	$ 233,879
Net unrealized losses on AFS debt and transferred securities	142,141	223,814
Stock compensation and other accrued compensation	46,825	41,118
Lease liabilities	40,714	27,644
Tax credit and capital loss carryforwards	51,193	11,122
Basis difference in investments	16,430	17,708
Nonaccrual loans' interest income	8,306	8,809
State taxes	6,548	5,808
FDIC special assessment charge	2,615	16,843
Other	13,435	14,665
Total deferred tax assets	**$ 579,701**	**$ 601,410**
Valuation allowance	(13,353)	—
Total deferred tax assets, net of valuation allowance	**$ 566,348**	**$ 601,410**
Deferred tax liabilities:		
Operating lease right-of-use assets	$ 37,225	$ 25,647
Basis difference in investments	26,203	25,587
Net unrealized gains on derivative hedges	14,704	—
Equipment lease financing	7,206	10,395
Other	7,006	26,437
Total deferred tax liabilities	**$ 92,344**	**$ 88,066**
Net deferred tax assets	**$ 474,004**	**$ 513,344**

The Company has not repatriated and does not intend to repatriate earnings from its foreign subsidiary. The Company determined such earnings are to be indefinitely reinvested in the local jurisdiction. The related unrecognized deferred tax liability on these earnings is immaterial.

As of December 31, 2025, the Company had deferred tax assets of $46 million related to tax credit carryforwards and $5 million related to state capital loss carryforwards. The Company's tax credit carryforwards included $13 million of foreign tax credits as of December 31, 2025, which may not be fully utilized before they expire in 2034. The Company's remaining carryforwards are expected to be fully utilized before they start to expire in 2028. The Company concluded that a valuation allowance was necessary to reduce the deferred tax assets associated with the foreign tax credits and recorded a $13 million valuation allowance as of December 31, 2025. For the remaining deferred tax assets it is more likely than not that there will be sufficient taxable income of appropriate nature in future years to realize these assets. For further information on the Company's valuation policy on deferred taxes, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Income Taxes* to the Consolidated Financial Statements in this Form 10-K.

The following table presents a reconciliation of the beginning and ending balances of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023:

($ in thousands)	Year Ended December 31, 2025	2024	2023
Beginning balance	**$ 4,670**	**$ 1,193**	**$ 477**
Additions for tax positions related to prior years	—	2,698 [(1)]	459
Deductions for tax positions related to prior years	(446)	—	—
Additions for tax positions related to current year	547	779	257
Settlements with taxing authorities	(2,019) [(2)]	—	—
Ending balance	**$ 2,752**	**$ 4,670**	**$ 1,193**

(1) In 2024, the increase in positions related to prior years primarily related to proposed adjustments resulting from examination of the Company's state tax returns.
(2) In 2025, the Company settled an issue related to the examination of the Company's prior years' state tax returns.

The Company recognizes interest and penalties, as applicable, related to the underpayment of income taxes as a component of *Income tax expense* on the Consolidated Statement of Income. The Company recorded net interest expense of $1 million for each of the years ended December 31, 2025 and 2024. In comparison, net interest and penalties expense was immaterial for the year ended 2023. Total accrued interest included in *Accrued expenses and other liabilities* on the Consolidated Balance Sheet was $232 thousand and $1 million as of December 31, 2025 and 2024, respectively.

The Company files federal income tax returns, as well as returns in various state and foreign jurisdictions. We are routinely examined by tax authorities in these various jurisdictions. The Company is subject to federal income tax examination for the tax years 2022 and forward. With few exceptions, the Company is also subject to tax examination in various state and local jurisdictions for the tax years 2021 and forward. The Company does not believe that the outcome of unresolved issues or claims in any of the tax jurisdictions is likely to have a material impact on the Company's Consolidated Financial Statements. The Company believes that adequate provisions have been recorded for all income tax uncertainties consistent with ASC 740, Income Taxes as of December 31, 2025.

Note 12 — Commitments and Contingencies

Commitments to Extend Credit — In the normal course of business, the Company provides loan commitments and letters of credit to customers on predetermined terms. These outstanding commitments to extend credit are not reflected in the accompanying Consolidated Financial Statements.

The following table presents the Company's credit-related commitments as of December 31, 2025 and 2024:

	December 31, 2025					2024
($ in thousands)	Expire in One Year or Less	Expire After One Year Through Three Years	Expire After Three Years Through Five Years	Expire After Five Years	Total	Total
Loan commitments	$ 4,927,242	$ 3,887,543	$ 716,718	$ 92,460	$ 9,623,963	$ 9,128,040
Commercial letters of credit and SBLCs	1,265,040	560,517	153,113	977,620	2,956,290	2,917,029
Total	**$ 6,192,282**	**$ 4,448,060**	**$ 869,831**	**$ 1,070,080**	**$ 12,580,253**	**$ 12,045,069**

Loan commitments are agreements to lend to customers provided there are no violations of any conditions established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require commitment fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future funding requirements.

Commercial letters of credit are issued to facilitate domestic and foreign trade transactions, while SBLCs are generally contingent upon the failure of the customers to perform according to the terms of the underlying contract with the third party. As a result, the total contractual amounts do not necessarily represent future funding requirements. The Company's historical experience is that SBLCs typically expire without being funded. Additionally, in many cases, the Company holds collateral in various forms against these SBLCs. As part of its risk management activities, the Company monitors the creditworthiness of customers in conjunction with its SBLC exposure. Customers are obligated to reimburse the Company for any payment made on the customers' behalf. If the customers fail to pay, the Company would, as applicable, liquidate the collateral and/or offset existing accounts. As of December 31, 2025, total letters of credit of $3.0 billion consisted of SBLCs of $2.9 billion and commercial letters of credit of $31 million. In comparison, as of December 31, 2024, total letters of credit of $2.9 billion consisted of SBLCs of $2.9 billion and commercial letters of credit of $29 million. As of both December 31, 2025 and 2024, substantially all letters of credit were graded "Pass" using the Bank's internal credit risk rating system.

The Company applies the same credit underwriting criteria to extend loans, commitments, and conditional obligations to customers. Each customer's creditworthiness is evaluated on a case-by-case basis. Collateral and financial guarantees may be obtained based on management's assessment of a customer's credit risk. Collateral may include cash, accounts receivable, inventory, personal property, plant and equipment, and real estate property.

Estimated exposure to loss from these commitments is included in the allowance for unfunded credit commitments, and amounted to $49 million and $39 million as of December 31, 2025 and 2024, respectively. For further information on the allowance for unfunded credit commitments, refer to *Note 6 — Loans Receivable and Allowance for Credit Losses* to the Consolidated Financial Statements in this Form 10-K

Guarantees — The Company occasionally sells or securitizes single-family and multifamily residential loans with recourse in the ordinary course of business. The Company is obligated to repurchase up to the recourse component of the loans if the loans default. The following table presents the maximum potential future payments and carrying value of loans sold or securitized with recourse as of December 31, 2025 and 2024:

	Maximum Potential Future Payments					Carrying Value [(1)]	
	December 31,					December 31,	
	2025				2024	2025	2024
($ in thousands)	Expire After One Year Through Three Years	Expire After Three Years Through Five Years	Expire After Five Years	Total	Total	Total	Total
Single-family residential loans sold or securitized with recourse	$ 15	$ 323	$ 2,799	$ 3,137	$ 4,375	$ 3,137	$ 4,375
Multifamily residential loans sold or securitized with recourse	124	40	14,832	14,996	14,996	15,895	17,770
Total	**$ 139**	**$ 363**	**$ 17,631**	**$ 18,133**	**$ 19,371**	**$ 19,032**	**$ 22,145**

(1) Represents the unpaid principal balance.

The Company continues to experience minimal losses from the single-family and multifamily residential loan portfolios sold or securitized with recourse and recorded an immaterial recourse reserve as of December 31, 2025 and 2024.

Litigation — The Company is a party to various legal actions arising in the ordinary course of its business. In accordance with ASC 450, *Contingencies*, the Company accrues reserves for outstanding lawsuits, claims and proceedings when a loss contingency is probable and can be reasonably estimated. The Company estimates the amount of loss contingencies using current available information from legal proceedings, advice from legal counsel and available insurance coverage. Due to the inherent subjectivity of the assessments and unpredictability of the outcomes of the legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to the Company from the legal proceedings in question. Thus, the Company's exposure and ultimate losses may be higher, and possibly significantly more than the amounts accrued.

While it is impossible to ascertain the ultimate resolution or range of financial liability, based on information known to the Company as of December 31, 2025, the Company does not believe there are any pending legal proceedings to which the Company is a party that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company's financial condition. In light of the inherent uncertainty in legal proceedings, however, there can be no assurance that the ultimate resolution will not exceed established reserves and it is possible that the outcome of a particular matter, or a combination of matters, may be material to the Company's financial condition for a particular period, depending upon the size of the loss and the Company's income for that particular period.

Note 13 — Stock Compensation Plans

Pursuant to the Company's 2021 Stock Incentive Plan, as amended, the Company may issue stock, stock options, restricted stock, RSUs including performance-based RSUs, stock purchase warrants, stock appreciation rights, phantom stock and dividend equivalents to eligible employees, non-employee directors, consultants, and other service providers of East West and its subsidiaries. The Company has granted RSUs as its primary incentive awards. There were no outstanding awards other than RSUs as of December 31, 2025, 2024 and 2023. The total number of shares available for grant under the 2021 Stock Incentive Plan was approximately 3 million as of December 31, 2025.

The following table presents a summary of the total share-based compensation expense and the related net tax benefits associated with the Company's various employee share-based compensation plans for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
($ in thousands)	**2025**	**2024**	**2023**
Stock compensation costs	$ 76,189	$ 45,535	$ 39,867
Related net tax benefits for stock compensation plans	$ 3,041	$ 997	$ 8,959

Restricted Stock Units — RSUs are granted under the Company's long-term incentive plan at no cost to the recipient. RSUs generally cliff vest after three years of continued employment from the date of the grant, and are authorized to settle in shares of the Company's common stock. Dividends are accrued during the vesting period and paid at the time of vesting. While a portion of RSU grants are time-based vesting awards, other RSUs vest subject to the attainment of additional specified performance goals, referred to as "performance-based RSUs." Performance-based RSUs are granted annually upon approval by the Company's Compensation and Management Development Committee based on the performance in the year prior to the grant date of the award. The number of awards that vest can range from 0% to a maximum of 200% of the target number of awards based on the Company's achievement of specified performance criteria over a performance period of three years. For information on accounting on stock-based compensation plans, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Stock-Based Compensation* to the Consolidated Financial Statements in this Form 10-K.

The following table presents a summary of the activities for the Company's time- and performance-based RSUs that were settled in shares for the year ended December 31, 2025. The number of performance-based RSUs stated below reflects the number of awards granted on the grant date:

	Time-Based RSUs		Performance-Based RSUs	
	Shares	**Weighted-Average Grant Date Fair Value**	**Shares**	**Weighted-Average Grant Date Fair Value**
Outstanding, January 1, 2025	1,348,612	$ 75.70	282,061	$ 79.48
Granted	473,818	$ 95.20	88,660	$ 95.34
Vested	(359,890)	$ 78.17	(87,992)	$ 81.35
Forfeited	(110,516)	$ 80.18	—	$ —
Outstanding, December 31, 2025	**1,352,024**	**$ 81.51**	**282,729**	**$ 83.87**

The weighted-average grant date fair value of the time-based RSUs granted during the years ended December 31, 2025, 2024, and 2023 was $95.20, $76.44, and $73.13, respectively. The weighted-average grant date fair value of the performance-based RSUs granted during the years ended December 31, 2025, 2024 and 2023 was $95.34, $80.28 and $79.93, respectively. The total fair value of time-based RSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $34 million, $25 million and $39 million, respectively. The total fair value of performance-based RSUs that vested during the years ended December 31, 2025, 2024, and 2023 was $14 million, $12 million and $21 million, respectively.

As of December 31, 2025, there was $35 million of unrecognized compensation costs related to unvested time-based RSUs expected to be recognized over a weighted-average period of 1.8 years, and $5 million of unrecognized compensation costs related to unvested performance-based RSUs expected to be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plan — The 1998 Employee Stock Purchase Plan (the “Purchase Plan”) provides eligible employees of the Company the right to purchase shares of its common stock at a discount. Employees can purchase shares at 90% of the fair market price subject to an annual purchase limitation of $22,500 per employee. As of December 31, 2025, the Purchase Plan qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code and, accordingly, no compensation expense has been recognized. 2,000,000 shares of the Company’s common stock were authorized for sale under the Purchase Plan. During the years ended December 31, 2025 and 2024, 36,863 shares totaling $3 million and 41,563 shares totaling $3 million, respectively, were sold to employees under the Purchase Plan. As of December 31, 2025, there were 73,388 shares available under the Purchase Plan.

Note 14 — Stockholders’ Equity and Earnings Per Share

The following table presents the basic and diluted EPS calculations for the years ended December 31, 2025, 2024 and 2023. For more information on the calculation of EPS, see *Note 1 — Summary of Significant Accounting Policies — Significant Accounting Policies — Earnings Per Share* to the Consolidated Financial Statements in this Form 10-K.

	Year Ended December 31,		
($ and shares in thousands, except per share data)	**2025**	**2024**	**2023**
Basic:			
Net income	$ 1,325,188	$ 1,165,586	$ 1,161,161
Basic weighted-average number of shares outstanding	138,342 (1)	138,898	141,164
Basic EPS	**$ 9.58**	**$ 8.39**	**$ 8.23**
Diluted:			
Net income	$ 1,325,188	$ 1,165,586	$ 1,161,161
Less: Fair value changes of liability-classified equity contracts, net of tax (2)	(996)	—	—
Net income, diluted	$ 1,324,192	$ 1,165,586	$ 1,161,161
Basic weighted-average number of shares outstanding	138,342 (1)	138,898	141,164
Add: Dilutive impact of unvested RSUs and liability-classified equity contracts that are share-settled	788	1,060	738
Diluted weighted-average number of shares outstanding	139,130	139,958	141,902
Diluted EPS	**$ 9.52**	**$ 8.33**	**$ 8.18**

(1) Includes retirement-eligible employees’ awards.
(2) Applied blended statutory tax rate of 28.02% for the year ended December 31, 2025.

Approximately nine thousand, six thousand and 283 thousand weighted-average shares of anti-dilutive RSUs were excluded from the diluted EPS computation for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock Repurchase Program — On January 22, 2025, the Company’s Board of Directors authorized the repurchase of up to $300 million of its common stock. The Company repurchased $115 million and $144 million of its common stock in the years ended December 31, 2025 and 2024, respectively. All repurchases were made on the open market at currently prevailing prices.

Note 15 — Accumulated Other Comprehensive (Loss) Income

The following table presents the changes in the components of AOCI balances for the years ended December 31, 2025, 2024 and 2023:

($ in thousands)	Debt Securities [1]	Cash Flow Hedges	Foreign Currency Translation Adjustments [2]	Total
Balance, December 31, 2022	**$ (694,815)**	**$ (49,531)**	**$ (21,283)**	**$ (765,629)**
Net unrealized gains (losses) arising during the period	76,930	(4,277)	(56)	72,597
Amounts reclassified from AOCI	16,004	56,432	—	72,436
Changes, net of tax	92,934	52,155	(56)	145,033
Balance, December 31, 2023	**$ (601,881)**	**$ 2,624**	**$ (21,339)**	**$ (620,596)**
Net unrealized gains (losses) arising during the period	50,302	(87,447)	(982)	(38,127)
Amounts reclassified from AOCI	9,427	64,036	—	73,463
Changes, net of tax	59,729	(23,411)	(982)	35,336
Balance, December 31, 2024	**$ (542,152)**	**$ (20,787)**	**$ (22,321)**	**$ (585,260)**
Net unrealized gains arising during the period	177,668	34,108	1,734	213,510
Amounts reclassified from AOCI	11,252	14,888	—	26,140
Changes, net of tax	188,920	48,996	1,734	239,650
Balance, December 31, 2025	**$ (353,232)**	**$ 28,209**	**$ (20,587)**	**$ (345,610)**

(1) Includes after-tax unamortized losses related to AFS debt securities that were transferred to HTM in 2022.

(2) Represents foreign currency translation adjustments related to the Company's net investments in non-U.S. operations, including related hedges.

The following table presents the components of other comprehensive (loss) income, reclassifications to net income and the related tax effects for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,								
	2025			2024			2023		
($ in thousands)	Before-Tax	Tax Effect	Net-of-Tax	Before-Tax	Tax Effect	Net-of-Tax	Before-Tax	Tax Effect	Net-of-Tax
Debt securities:									
Net unrealized gains on AFS debt securities arising during the period	$252,366	$ (74,698)	$177,668	$ 71,259	$ (20,957)	$ 50,302	$109,216	$ (32,286)	$ 76,930
Reclassification adjustments:									
Net realized losses (gains) on AFS debt securities reclassified into net income [1]	937	(277)	660	(2,069)	612	(1,457)	6,862 [2]	(2,029)	4,833
Amortization of unrealized losses on transferred securities [3]	15,038	(4,446)	10,592	15,452	(4,568)	10,884	15,860	(4,689)	11,171
Net change	268,341	(79,421)	188,920	84,642	(24,913)	59,729	131,938	(39,004)	92,934
Cash flow hedges:									
Net unrealized gains (losses) arising during the period	48,016	(13,908)	34,108	(124,382)	36,935	(87,447)	(5,767)	1,490	(4,277)
Net realized losses reclassified into net income [4]	20,959	(6,071)	14,888	91,083	(27,047)	64,036	79,843	(23,411)	56,432
Net change	68,975	(19,979)	48,996	(33,299)	9,888	(23,411)	74,076	(21,921)	52,155
Foreign currency translation adjustments, net of hedges:									
Net unrealized gains (losses) arising during the period	1,641	93	1,734	(809)	(173)	(982)	698	(754)	(56)
Net change	1,641	93	1,734	(809)	(173)	(982)	698	(754)	(56)
Other comprehensive income	**$338,957**	**$ (99,307)**	**$239,650**	**$ 50,534**	**$ (15,198)**	**$ 35,336**	**$206,712**	**$ (61,679)**	**$145,033**

(1) Pre-tax amounts were reported in *Net gains (losses) on AFS debt securities* and *Provision for Credit Losses* on the Consolidated Statement of Income Refer to *Note 4 — Securities — Realized Gains and Credit Losses* for further details.

(2) Represents the net loss related to an AFS debt security that was written-off in the first quarter of 2023 and subsequently sold during the fourth quarter of 2023.

(3) Represents unrealized losses amortized over the remaining useful lives of securities that were transferred from the AFS to HTM portfolio in 2022.

(4) Pre-tax amounts related to cash flow hedges on variable rate loans and long-term borrowings, where applicable, were reported in *Interest and dividend income* and in *Interest expense,* respectively*,* on the Consolidated Statement of Income. In 2023, pre-tax amount also includes the terminated cash flow hedge where the forecasted cash flows were no longer probable to occur and was reported in *Noninterest income* on the Consolidated Statement of Income.

Note 16 — Regulatory Requirements and Matters

The Company and the Bank are subject to regulatory capital adequacy requirements administered by the respective federal banking agencies that are based largely under the Basel III Capital Rules. As standardized approaches institutions, the Basel III Capital Rules require that banking organizations, such as the Company and the Bank, to maintain a minimum Common Equity Tier 1 ("CET1") capital ratio of at least 4.5%, a Tier 1 capital ratio of at least 6.0%, a total capital ratio of at least 8.0%, and a Tier 1 leverage ratio of a least 4.0% to be considered adequately capitalized. Failure to meet the minimum capital requirements can result in certain mandatory actions and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. The Company and the Bank are also subject to maintaining a capital conservation buffer of 2.5% above the minimum risk-based capital ratios under the Basel III Capital Rules. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but which does not exceed the capital conservation buffer will face constraints on dividends, share repurchases and executive compensation based on the amount of the shortfall.

The Federal Deposit Insurance Corporation Improvement Act of 1991 requires that the federal regulatory agencies adopt regulations defining capital categories for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the agencies' Prompt Corrective Action regulations, failure of a bank to be well capitalized results in an escalating series of adverse regulatory consequences.

As of both December 31, 2025 and 2024, the Company and the Bank were both categorized as well capitalized based on applicable U.S. regulatory capital ratio requirements in accordance with Basel III standardized approaches, as set forth in the table below. The Company believes that no changes in conditions or events have occurred since December 31, 2025, which would result in changes that would cause the Company or the Bank to fall below the well capitalized level. The following table presents the regulatory capital information of the Company and the Bank as of December 31, 2025 and 2024:

	Basel III						
	December 31, 2025		December 31, 2024 (1)				
($ in thousands)	Amount	Ratio	Amount	Ratio	Minimum Regulatory Requirements	Minimum Regulatory Requirements including Capital Conservation Buffer (3)	Well-Capitalized Requirement
Total capital (to risk-weighted assets)							
Company	$ 9,480,208	16.4%	$ 8,561,797	15.6%	8.0%	10.5%	10.0%
East West Bank	$ 8,694,701	15.1%	$ 8,053,389	14.7%	8.0%	10.5%	10.0%
Tier 1 capital (to risk-weighted assets)							
Company	$ 8,721,523	15.1%	$ 7,839,816	14.3%	6.0%	8.5%	6.0%
East West Bank	$ 7,973,536	13.9%	$ 7,367,996	13.4%	6.0%	8.5%	8.0%
CET1 capital (to risk-weighted assets)							
Company (2)	$ 8,721,523	15.1%	$ 7,839,816	14.3%	4.5%	7.0%	N/A
East West Bank	$ 7,973,536	13.9%	$ 7,367,996	13.4%	4.5%	7.0%	6.5%
Tier 1 leverage capital (to adjusted quarterly average assets)							
Company (2)	$ 8,721,523	10.9%	$ 7,839,816	10.4%	4.0%	4.0%	N/A
East West Bank	$ 7,973,536	10.0%	$ 7,367,996	9.8%	4.0%	4.0%	5.0%

N/A — Not applicable.

(1) Reflected a delay of the estimated impact of CECL on regulatory capital in accordance with regulatory capital rules.

(2) The well-capitalized requirements for CET1 capital and Tier 1 leverage capital apply only to the Bank since there is no CET1 capital ratio or Tier 1 leverage capital ratio component in the definition of a well-capitalized bank holding company.

(3) Includes a 2.5% capital conservation buffer requirement above the minimum risk-based capital ratios, where applicable.

Note 17 — Business Segments

The Company organizes its operations into three reportable operating segments: (1) Consumer and Business Banking; (2) Commercial Banking; and (3) Treasury and Other. These segments are defined based on customer type, the channels where customers are served, and the products and services provided. The chief operating decision maker ("CODM") is the Chairman and Chief Executive Officer of the Company. The CODM regularly reviews the Company's operating results to allocate resources and assess performance. Operating segment results are also based on the Company's internal management reporting process, which reflects the allocations of certain balance sheet and income statement line items. The CODM uses certain performance measures such as segment net income and considers variances of actual results from forecast results on a quarterly basis when making decisions on resource allocations between segments. The segment information presented is not indicative of how the segments would perform if they operated as independent entities.

The Consumer and Business Banking segment primarily provides financial products and services to consumer and commercial customers through the Company's domestic branch network and digital banking platforms. This segment offers consumer and commercial deposits, mortgage and home equity loans, and other products and services. It also originates commercial loans for small- and medium-sized enterprises through the Company's branch network. Other products and services provided by this segment include wealth management, private banking, treasury management, interest rate risk hedging and foreign exchange services.

The Commercial Banking segment primarily generates commercial loan and deposit products. Commercial loan products include CRE lending, construction finance, commercial business lending, working capital lines of credit, trade finance, letters of credit, affordable housing lending, asset-based lending, asset-backed finance, project finance, equipment financing, and loan syndication. Commercial deposit products and other financial services include treasury management, foreign exchange services and interest rate and commodity risk hedging.

The remaining centralized functions, including the corporate treasury activities of the Company, tax credit investment activity, eliminations of inter-segment amounts, and centrally managed departments, have been aggregated and included in the Treasury and Other segment.

The Company utilizes an internal reporting process to measure the performance of the three operating segments within the Company. The Company's internal reporting process consists of certain allocation methodologies for revenues and expenses, and the internal funds transfer pricing ("FTP") process. The FTP process is formulated with the goal of encouraging loan and deposit growth that is consistent with the Company's overall profitability objectives, as well as providing a reasonable and consistent basis for the measurement of business segment net interest margins and profitability. The FTP process charges a cost to fund loans ("FTP charges for loans") and allocates credits for funds provided from deposits ("FTP credits for deposits") using internal FTP rates. FTP charges for loans are determined based on a matched cost of funds, which is tied to the pricing and term characteristics of the loans. FTP credits for deposits are based on matched funding credit rates, which are tied to the implied or stated maturity of the deposits. FTP credits for deposits reflect the long-term value generated by the deposits. The net spread between the total internal FTP charges and credits is recorded as part of net interest income in the Treasury and Other segment. The corporate treasury function within the Treasury and Other segment is responsible for the Company's liquidity and interest rate management and manages the corporate interest rate risk exposure. The Company's internal FTP assumptions and methodologies are reviewed at least annually to ensure that the process is reflective of current market conditions.

Each segment's net interest income represents the difference between actual interest earned on assets and interest incurred on liabilities of the segment, adjusted for funding charges or credits through the Company's FTP process. Noninterest income and noninterest expense directly attributable to a business segment are assigned to that segment. Loan charge-offs and provision for credit losses are recorded to the segments, where the loans are recorded. Significant corporate overhead expenses incurred by centralized support areas in the Treasury and Other segment are allocated to the Consumer and Business Banking and Commercial Banking segments based on the segment's estimated usage factors including, but not limited to, full-time equivalent employees, net interest income, and loan and deposit volume. *Amortization of tax credit and CRA investments* and certain types of administrative expenses are generally not allocated to segments.

The following tables present the operating results and other key financial measures for the individual operating segments as of and for the years ended December 31, 2025, 2024 and 2023:

($ in thousands)	Consumer and Business Banking	Commercial Banking	Treasury and Other	Total
Year Ended December 31, 2025				
Net interest income before provision for (reversal of) credit losses	$ 1,079,288	$ 1,028,314	$ 445,027	$ 2,552,629
Noninterest income	120,779	218,177	40,271	379,227
Total revenue before provision for (reversal of) credit losses	1,200,067	1,246,491	485,298	2,931,856
Provision for (reversal of) credit losses	26,044	152,085	(18,129)	160,000
Compensation and employee benefits	240,500	246,303	131,950	618,753
Other noninterest expense [(1)]	229,833	157,616	40,194	427,643
Total noninterest expense	470,333	403,919	172,144	1,046,396
Segment income before income taxes	703,690	690,487	331,283	1,725,460
Segment net income	$ 502,687	$ 493,508	$ 328,993	$ 1,325,188
Average balances:				
Loans	$ 20,313,671	$ 34,000,936	$ 310,352	$ 54,624,959
Deposits	$ 33,384,458	$ 27,137,950	$ 4,326,953	$ 64,849,361
As of December 31, 2025				
Segment assets	$ 21,384,121	$ 37,393,886	$ 21,656,990	$ 80,434,997

($ in thousands)	Consumer and Business Banking	Commercial Banking	Treasury and Other	Total
Year Ended December 31, 2024				
Net interest income before provision for (reversal of) credit losses	$ 1,152,033	$ 1,125,931	$ 752	$ 2,278,716
Noninterest income	108,773	197,780	28,665	335,218
Total revenue before provision for (reversal of) credit losses	1,260,806	1,323,711	29,417	2,613,934
Provision for (reversal of) credit losses	8,691	166,953	(1,644)	174,000
Compensation and employee benefits	217,612	234,240	98,882	550,734
Other noninterest expense [(1)]	234,494	161,969	10,876	407,339
Total noninterest expense	452,106	396,209	109,758	958,073
Segment income (loss) before income taxes	800,009	760,549	(78,697)	1,481,861
Segment net income	$ 563,218	$ 535,652	$ 66,716	$ 1,165,586
Average balances:				
Loans	$ 18,966,662	$ 32,996,221	$ 405,897	$ 52,368,780
Deposits	$ 30,815,912	$ 25,820,956	$ 3,036,171	$ 59,673,039
As of December 31, 2024				
Segment assets	$ 20,084,814	$ 35,646,939	$ 20,244,722	$ 75,976,475

($ in thousands)	Consumer and Business Banking	Commercial Banking	Treasury and Other	Total
Year Ended December 31, 2023				
Net interest income (loss) before provision for credit losses	$ 1,225,954	$ 1,116,013	$ (29,713)	$ 2,312,254
Noninterest income	103,210	168,502	21,400	293,112
Total revenue (loss) before provision for credit losses	1,329,164	1,284,515	(8,313)	2,605,366
Provision for credit losses	21,454	100,391	3,155	125,000
Compensation and employee benefits	203,387	217,663	87,488	508,538
Other noninterest expense [(1)]	261,406	158,949	91,703	512,058
Total noninterest expense	464,793	376,612	179,191	1,020,596
Segment income (loss) before income taxes	842,917	807,512	(190,659)	1,459,770
Segment net income (loss)	$ 594,965	$ 570,153	$ (3,957)	$ 1,161,161
Average balances:				
Loans	$ 17,739,984	$ 31,365,547	$ 439,605	$ 49,545,136
Deposits	$ 28,174,781	$ 23,304,066	$ 3,483,884	$ 54,962,731
As of December 31, 2023				
Segment assets	$ 19,165,172	$ 35,020,106	$ 15,427,606	$ 69,612,884

(1) The Consumer and Business Banking segment's other noninterest expense is primarily comprised of corporate overhead allocated expenses, occupancy and equipment expense, and other operating expenses. The Commercial Banking segment's other noninterest expense is primarily comprised of corporate overhead allocated expenses, deposit account expense, and other operating expenses. The Treasury and Other segment's other noninterest expense is primarily comprised of amortization of tax credit and CRA investments, and other operating expenses, net of any corporate overhead expenses allocated to other segments.

Note 18 — Parent Company Condensed Financial Statements

The following tables present the Parent Company-only condensed financial statements:

CONDENSED BALANCE SHEET

	December 31,	
($ in thousands)	2025	2024
ASSETS		
Cash and cash equivalents	$ 664,002	$ 394,919
Investments in subsidiaries:		
Bank	8,151,065	7,251,084
Nonbank	11,003	10,423
Other assets	130,535	125,552
TOTAL	**$ 8,956,605**	**$ 7,781,978**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Long-term debt	$ 32,320	$ 32,001
Other liabilities	25,083	26,923
Stockholders' equity	8,899,202	7,723,054
TOTAL	**$ 8,956,605**	**$ 7,781,978**

CONDENSED STATEMENT OF INCOME

($ in thousands)	Year Ended December 31, 2025	2024	2023
Dividends from subsidiaries:			
Bank	$ 750,000	$ 540,000	$ 704,000
Nonbank	66	127	322
Other investment income (losses) [(1)]	2,115	(954)	(2,738)
Other income	714	31	—
Total income	752,895	539,204	701,584
Interest expense on long-term debt	2,527	4,507	10,889
Compensation and employee benefits	11,132	7,283	7,204
Other expense (income) [(2)]	1,850	1,839	(1,086)
Total expense	15,509	13,629	17,007
Income before income tax benefit and equity in undistributed income of subsidiaries	737,386	525,575	684,577
Income tax benefit	3,510	4,143	5,844
Undistributed earnings of subsidiaries, primarily bank	584,292	635,868	470,740
Net income	**$ 1,325,188**	**$ 1,165,586**	**$ 1,161,161**

(1) Includes $1 million in DC Solar recoveries for the year ended December 31, 2025.
(2) Includes $307 thousand and $3 million in DC Solar recoveries for the years ended December 31, 2025 and 2023, respectively.

CONDENSED STATEMENT OF CASH FLOWS

($ in thousands)	Year Ended December 31, 2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,325,188	$ 1,165,586	$ 1,161,161
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries, principally bank	(584,292)	(635,868)	(470,740)
Deferred income tax expense	62	2,788	948
Net change in other assets	(5,549)	(6,912)	(4,160)
Net change in other liabilities	(1,686)	(802)	(47)
Other operating activities, net	1,083	1,265	2,443
Net cash provided by operating activities	**734,806**	**526,057**	**689,605**
CASH FLOWS FROM INVESTING ACTIVITIES			
AFS debt securities:			
Proceeds from maturities	1,945,000	—	—
Purchases	(1,944,333)	—	—
Redemption of trust preferred securities	—	3,558	—
Other investing activities, net	(732)	(494)	(95,095)
Net cash (used in) provided by investing activities	**(65)**	**3,064**	**(95,095)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt:			
Repayment of junior subordinated debt	—	(116,558)	—
Common stock:			
Proceeds from issuance pursuant to various stock compensation plans and agreements	3,212	3,023	3,208
Stock tendered for payment of withholding taxes	(19,239)	(14,877)	(23,751)
Repurchase of common stock pursuant to the stock repurchase program	(115,590)	(143,082)	(82,174)
Cash dividends paid	(334,041)	(308,478)	(274,554)
Net cash used in financing activities	**(465,658)**	**(579,972)**	**(377,271)**
Net increase (decrease) in cash and cash equivalents	269,083	(50,851)	217,239
Cash and cash equivalents, beginning of year	394,919	445,770	228,531
Cash and cash equivalents, end of year	**$ 664,002**	**$ 394,919**	**$ 445,770**

Note 19 — Subsequent Events

On January 22, 2026, the Company's Board of Directors declared first quarter 2026 cash dividends for the Company's common stock. The common stock cash dividend of $0.80 per share was paid on February 17, 2026 to stockholders of record as of February 2, 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission ("SEC"). The Company's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the criteria set forth in *Internal Control — Integrated Framework 2013* issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

KPMG LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, issued an audit report on the effectiveness of internal control over financial reporting as of December 31, 2025. The audit report is presented on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
East West Bancorp, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited East West Bancorp, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Los Angeles, California
February 27, 2026

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of the Company's directors or Section 16 reporting officers adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of the SEC's Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of the Company's executive officers, and biographical information for each, is set forth in *Item 1. Business — Information about our Executive Officers* in this Form 10-K.

The other information required by this item will be set forth in the following sections of the Company's definitive proxy statement for its 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days of the Company's fiscal year ended December 31, 2025, and this information is incorporated herein by reference:

- *Summary Information about Director Nominees*
- *Board of Directors and Nominees*
- *Director Nominee Qualifications and Experience*
- *Director Independence, Financial Experts and Risk Management Experience*
- *Board Leadership Structure*
- *Board Meetings*
- *Board Committees*

The Company has adopted a Code of Conduct that applies to its principal executive officer, principal financial and accounting officer, controller, and persons performing similar functions. The Code of Conduct is posted on the Company's website at www.eastwestbank.com/govdocs. Any amendments to, or waivers from, the Company's Code of Conduct will be disclosed on the Company's website at http://investor.eastwestbank.com.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding the Company's executive compensation will be set forth in the following sections of the 2026 Proxy Statement and this information is incorporated herein by reference:

- *Director Compensation*
- *Compensation Discussion and Analysis*

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and management not otherwise included herein will be set forth in the 2026 Proxy Statement under the heading "*Stock Ownership of Principal Stockholders, Directors and Management*" and this information is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the total number of shares available for issuance under the Company's employee equity compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	—	$ —	3,097,839 (1)
Equity compensation plans not approved by security holders	—	—	—
Total	**—**	**$ —**	**3,097,839**

(1) Represents future shares available under the stockholder-approved 2021 Stock Incentive Plan effective March 4, 2021.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions will be set forth in the following sections of the 2026 Proxy Statement and this information is incorporated herein by reference:

- *Director Independence, Financial Experts and Risk Management Experience*
- *Certain Relationships and Related Transactions*

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Los Angeles, CA, PCAOB ID: 185.

Information regarding principal accountant fees and services will be set forth in the 2026 Proxy Statement under the heading *"Ratification of Auditors"* and this information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements

The following financial statements of East West Bancorp, Inc. and its subsidiaries, and the auditor's report thereon, are filed as part of this report under *Item 8. Financial Statements*:

(2) Financial Statement Schedules

All financial statement schedules for East West Bancorp, Inc. and its subsidiaries have been included in this Form 10-K in the Consolidated Financial Statements or the related notes thereto, or they are either inapplicable or not required.

(3) Exhibits

A list of exhibits to this Form 10-K is set forth below.

Exhibit No.	Exhibit Description
3.1	Certificate of Incorporation of the Registrant [Incorporated by reference to Exhibit 3(i) from Registrant's Registration Statement on Form S-4/A filed with the Commission on September 17, 1998 (File No. 333-63605).]
3.1.1	Certificate of Amendment to Certificate of Incorporation of the Registrant [Incorporated by reference to Exhibit 3(i).1 from Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Commission on March 28, 2003 (File No. 000-24939).]
3.1.2	Amendment to Certificate of Incorporation to Increase Authorized Shares of the Registrant [Incorporated by reference from Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2005 (File No. 000-24939).]
3.1.3	Certificate of Amendment to Certificate of Incorporation of the Registrant [Incorporated by reference to Exhibit A from Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 23, 2008 (File No. 000-24939).]
3.1.4	Certificate of Designations of 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A of the Registrant [Incorporated by reference to Exhibit 3.1 from Registrant's Current Report on Form 8-K, filed with the Commission on April 30, 2008 (File No. 000-24939).]
3.1.5	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Registrant [Incorporated by reference to Exhibit 3.1, 4.1 from Registrant's Current Report on Form 8-K filed with the Commission on December 9, 2008 (File No. 000-24939).]
3.1.6	Certificate of Designations of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series C of the Registrant [Incorporated by reference to Exhibit 3.1, 4.1 from Registrant's Current Report on Form 8-K filed with the Commission on November 12, 2009 (File No. 000-24939).]
3.2	Amended and Restated Bylaws of the Registrant dated March 14, 2023 [Incorporated by reference to Exhibit 3.1 from Registrant's Current Report on Form 8-K filed with the Commission on March 17, 2023 (File No. 000-24939).]
4.1	Specimen Common Stock Certificate of Registrant [Incorporated by reference to Exhibit 4.1 from Registrant's Registration Statement on Form S-4/A filed with the Commission on November 5, 1998 (File No. 333-63605).]
4.2	Form of Certificate of the Registrant's 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A [Incorporated by reference to Exhibit 4.1 from Registrant's Current Report on Form 8-K, filed with the Commission on April 30, 2008 (File No. 000-24939).]
4.3	Description of Securities [Incorporated by reference to Exhibit 4.3 from Registrant's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on February 27, 2020 (File No. 000-24939).]

10.1.1	Employment Agreement – Dominic Ng* [Incorporated by reference to Exhibit 10.1 from Registrant's Registration Statement on Form S-4 filed with the Commission on September 17, 1998 (File No. 333-63605).]
10.1.2	Amendment to Employment Agreement – Dominic Ng* [Incorporated by reference to Exhibit 10.1 from Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Commission on May 9, 2025 (File No. 000-24939).]
10.2.1	Employment Agreement – Douglas P. Krause* [Incorporated by reference to Exhibit 10.5 from Registrant's Registration Statement on Form S-4 filed with the Commission on September 17, 1998 (File No. 333-63605).]
10.2.2	Amendment to Employment Agreement – Douglas P. Krause* [Incorporated by reference to Exhibit 10.2 from Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Commission on May 9, 2025 (File No. 000-24939).]
10.3.1	Employment Agreement – Irene H. Oh* [Incorporated by reference to Exhibit 10.1 from Registrant's Current Report on Form 8-K filed with the Commission on December 22, 2016 (File No. 000-24939).]
10.3.2	Amendment to Employment Agreement – Irene H. Oh* Filed herewith.
10.4.1	Employment Agreement – Parker Shi* [Incorporated by reference to Exhibit 10.1 from Registrant's Current Report on Form 8-K filed with the Commission on December 6, 2021 (File No. 000-24939).]
10.4.2	Amendment to Employment Agreement - Parker Shi* Filed herewith.
10.5	Employment Agreement – Christopher Del Moral-Niles.* [Incorporated by reference to Exhibit 10.3 from Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Commission on May 9, 2025 (File No. 000-24939).]
10.6.1	East West Bancorp, Inc. 2016 Stock Incentive Plan, as amended and restated* [Incorporated by reference to Exhibit A from Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 21, 2016 (File No. 000-24939).]
10.6.2	East West Bancorp, Inc. 2021 Stock Incentive Plan, as amended and restated* [Incorporated by reference to Appendix A from Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2021 (File No. 000-24939).]
10.6.3	East West Bancorp, Inc. 2017 Performance-Based Bonus Plan, as amended* [Incorporated by reference to Exhibit A from Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 19, 2017 (File No. 000-24939).]
10.6.4	East West Bancorp, Inc. 1999 Spirit of Ownership Restricted Stock Program* [Incorporated by reference to Exhibit 10.4 from Registrant's Current Report on Form 8-K filed with the Commission on March 9, 2005 (File No. 000-24939).]
10.6.5	East West Bank Amended and Restated Deferred Compensation Plan*. Filed herewith.
10.7	East West Bancorp, Inc. 1998 Employee Stock Purchase Plan* [Incorporated by reference to Exhibit 10.7 from Registrant's Registration Statement on Form S-4 filed with the Commission on September 17, 1998 (File No. 333-63605).]
19	East West Bancorp, Inc. Insider Trading Policy. Filed herewith.
21.1	Subsidiaries of the Registrant. Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm KPMG LLP. Filed herewith.
24	Power of Attorney. Filed herewith.
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Furnished herewith.
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Furnished herewith.
97	East West Bancorp, Inc. Executive Compensation Clawback Policy [Incorporated by reference to Exhibit 97 from Registrant's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 29, 2024 (File No. 000-24939).]
101.INS	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document. Filed herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. Filed herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. Filed herewith.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document. Filed herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. Filed herewith.
104	Cover Page Interactive Data (formatted as Inline XBRL and contained in Exhibit 101 filed herewith). Filed herewith.

* Denotes management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

GLOSSARY OF ACRONYMS

AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan and lease losses
AML	Anti-money laundering
AOCI	Accumulated other comprehensive (loss) income
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
BHC Act	Bank Holding Company Act of 1956, as amended
BKX Index	Keefe, Bruyette & Woods Nasdaq Bank Index
BSA	Bank Secrecy Act
BTFP	Bank Term Funding Program
C&I	Commercial and industrial
CECL	Current expected credit losses
CET1	Common Equity Tier 1
CFPB	Consumer Financial Protection Bureau
CLO	Collateralized loan obligation
CME	Chicago Mercantile Exchange
CODM	Chief operating decision maker
CRA	Community Reinvestment Act
CRE	Commercial real estate
DFPI	California Department of Financial Protection and Innovation
DIF	Deposit Insurance Fund
DOJ	The U.S. Department of Justice
EPS	Earnings per share
ERM	Enterprise risk management
EVE	Economic value of equity
EWCN	East West Bank (China) Limited
FASB	Financial Accounting Standards Board
FDIA	Federal Deposit Insurance Act
FDIC	Federal Deposit Insurance Corporation
FFIEC	Federal Financial Institutions Examination Council
FHLB	Federal Home Loan Bank
FINRA	Financial Industry Regulatory Authority, Inc.
FRB	Federal Reserve Bank
FTP	Funds transfer pricing
GAAP	Generally accepted accounting principles
GDP	Gross Domestic Product
GENIUS Act	The Guiding and Establishing National Innovation for U.S. Stablecoins Act
GHG	Greenhouse gas
GLBA	Gramm-Leach-Bliley Act of 1999
GNMA	Government National Mortgage Association
HELOC	Home equity line of credit
HTM	Held-to-maturity
IAR	Independent Asset Review
IDI	Insured depository institution
LCH	London Clearing House
LGD	Loss given default
LTV	Loan-to-value
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MMBTU	Million British thermal unit
NAV	Net asset value
NRSROs	Nationally recognized statistical rating organizations
OBBBA	The One Big Beautiful Bill Act
OFAC	Office of Foreign Assets Control
OREO	Other real estate owned
OTTI	Other-than-temporary impairment
PAM	Proportionate amortization method
PATRIOT Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001
PCA	Prompt Corrective Action
PCD	Purchased credit deteriorated
PD	Probability of default
RMB	Chinese Renminbi
ROA	Return on average assets
ROAE	Return on average common equity
ROATCE	Return on average tangible common equity
ROC	Risk Oversight Committee
RPA	Credit risk participation agreement
RSU	Restricted stock unit
S&P	Standard & Poor's
SBLC	Standby letter of credit
SEC	U.S. Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
SRF	Standing Repurchase Agreement Facility
U.S.	United States
USD	U.S. dollar
VIE	Variable interest entity

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST WEST BANCORP, INC.
(Registrant)

By /s/ DOMINIC NG
Dominic Ng
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DOMINIC NG Dominic Ng	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2026
/s/ CHRISTOPHER J. DEL MORAL-NILES Christopher J. Del Moral-Niles	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2026
MANUEL P. ALVAREZ* Manuel P. Alvarez	Director	February 27, 2026
PETER BABEJ* Peter Babej	Director	February 27, 2026
MOLLY CAMPBELL* Molly Campbell	Director	February 27, 2026
ARCHANA DESKUS* Archana Deskus	Director	February 27, 2026
SERGE DUMONT* Serge Dumont	Director	February 27, 2026
MARK HUTCHINS* Mark Hutchins	Director	February 27, 2026
PAUL H. IRVING* Paul H. Irving	Director	February 27, 2026
SABRINA KAY* Sabrina Kay	Director	February 27, 2026
JACK C. LIU* Jack C. Liu	Director	February 27, 2026
LESTER M. SUSSMAN* Lester M. Sussman	Lead Director	February 27, 2026

** Dominic Ng, by signing his name hereto, does hereby sign this document on behalf of each of the above named directors of the registrant pursuant to powers of attorney duly executed by such persons.*

Dated: February 27, 2026

By /s/ DOMINIC NG
Dominic Ng
Attorney-In-Fact
Chairman and Chief Executive Officer

Exhibit 10.3.2

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment is dated as of December 19, 2025 (the "Amendment Effective Date") and amends that certain Employment Agreement dated as of December 21, 2016 (as amended from time to time, the "Employment Agreement") by and between East West Bancorp, Inc. ("Company") and Irene Oh ("Employee").

The following terms and conditions of the Employment Agreement are hereby modified as of the Amendment Effective Date:

1. Section 2 (Term) of the Employment Agreement is hereby modified in its entirety to read as follows:
   This Agreement and employment under this Agreement shall terminate on December 19, 2026 unless extended by Company.

2. Except as expressly agreed to herein, the Employment Agreement shall remain in force and effect.

EAST WEST BANCORP, INC.

/s/ GARY TEO

Gary Teo
Chief Human Resources Officer

/s/ IRENE OH

Employee: Irene Oh

Exhibit 10.4.2

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment is dated as of December 1, 2025 (the "Amendment Effective Date") and amends that certain Employment Agreement dated as of December 1, 2021 (as amended from time to time, the "Employment Agreement") by and between East West Bancorp, Inc. ("Company") and Parker Shi ("Employee").

The following terms and conditions of the Employment Agreement are hereby modified as of the Amendment Effective Date:

1. Section 2 (Term) of the Employment Agreement is hereby modified in its entirety to read as follows:

   This Agreement and employment under this Agreement shall terminate on December 1, 2026 unless extended by Company.

2. Except as expressly agreed to herein, the Employment Agreement shall remain in force and effect.

EAST WEST BANCORP, INC.

/s/ GARY TEO

Gary Teo
Chief Human Resources Officer

/s/ PARKER SHI

Employee: Parker Shi

Exhibit 10.6.5

EAST WEST BANK
AMENDED AND RESTATED DEFERRED COMPENSATION PLAN

East West Bancorp, Inc., a Delaware corporation (the "Company"), hereby amends and restates the East West Bank Deferred Compensation Plan (the "Plan"), effective October 14, 2025 (the "Effective Date"), which was established in 2016 for the purpose of attracting and retaining high quality executives and promoting in them increased efficiency and an interest in the successful operation of the Company. The Plan is intended to, and shall be interpreted to, comply in all respects with Code Section 409A and those provisions of ERISA applicable to an unfunded plan maintained primarily to provide deferred compensation benefits for a select group of "management or highly compensated employees."

ARTICLE I DEFINITIONS

1.1 "Account" or "Accounts" shall mean the bookkeeping account or accounts established under this Plan pursuant to Article 4.

1.2 "Base Salary" shall mean a Participant's annual base salary, excluding incentive and discretionary bonuses, commissions, reimbursements, severance and other non-regular remuneration, received from the Company prior to reduction for any salary deferrals under benefit plans sponsored by the Company, including but not limited to, plans established pursuant to Code Section 125 or qualified pursuant to Code Section 401(k).

1.3 "Beneficiary" or "Beneficiaries" shall mean the person, persons or entity designated as such pursuant to Section 7.1.

1.4 "Board" shall mean the Board of Directors of the Company.

1.5 "Bonus(es)" shall mean amounts paid to the Participant by the Company in the form of discretionary or annual incentive compensation or any other bonus designated by the Committee, before reductions for contributions to or deferrals under any pension, deferred compensation or benefit plans sponsored by the Company.

1.6 "Change in Control" shall mean the occurrence of any "change in control event" as such term is defined under Code Section 409A regulations and applicable guidance, as determined by the Committee.

1.7 "Code" shall mean the Internal Revenue Code of 1986, as amended, as interpreted by Treasury regulations and applicable authorities promulgated thereunder.

1.8 "Committee" shall mean the person or persons appointed by the Chief Executive Officer of the Company to administer the Plan in accordance with Article 9.

1.9 "Commissions" shall mean commissions payable to the Participant for the applicable Plan Year (as determined by the Committee in compliance with Code Section 409A) before reductions for contributions to or deferrals under any pension, deferred compensation or benefit plans sponsored by the Company.

1.10 "Company Contributions" shall mean the contributions made by the Company pursuant to Section 3.3.

1.11 "Company Contribution Account" shall mean an Account maintained for the benefit of the Participant which is credited with Company Contributions, if any, pursuant to Section 4.2.

1.12 "Compensation" shall mean all amounts eligible for deferral for a particular Plan Year under Section 3.1.

1.13 "Crediting Rate" shall mean the notional gains and losses credited on the Participant's Account balance which are based on the Participant's choice among the investment alternatives made available by the Committee pursuant to Section 3.4 of the Plan.

1.14 "Deferral Account" shall mean an Account maintained for each Participant that is credited with Participant deferrals pursuant to Section 4.1, and may take the form of a Separation Account or a Scheduled Distribution Account, as elected by the Participant.

1.15 "Director" shall mean a member of the Board.
1.16 "Distributable Amount" shall mean the vested balance in the applicable Account as determined under Article 4.
1.17 "Eligible Executive" shall mean a highly compensated or management level employee of an Employer selected by the Committee to be eligible to participate in the Plan. To the extent and under the terms specifically permitted by the Committee, an Eligible Executive may include a nonemployee Director or highly compensated independent contractor providing services to an Employer.
1.18 "Employer(s)" shall be defined as follows:

(a) Except as otherwise provided in part (b) of this Section, the term "Employer" shall mean the Company and/or any of its subsidiaries (now in existence or hereafter formed or acquired) that have been selected by the Board to participate in the Plan and have adopted the Plan as a sponsor.

(b) For the purpose of determining whether a Participant has experienced a Separation from Service, the term "Employer" shall mean:

(1) The entity for which the Participant performs services and with respect to which the legally binding right to compensation deferred or contributed under this Plan arises; and

(2) All other entities with which the entity described above would be aggregated and treated as a single employer under Code Section 414(b) (controlled group of corporations) and Code Section 414(c) (a group of trades or businesses, whether or not incorporated, under common control), as applicable. In order to identify the group of entities described in the preceding sentence, the Committee shall use an ownership threshold of at least 50% as a substitute for the 80% minimum ownership threshold that appears in, and otherwise must be used when applying, the applicable provisions of (A) Code Section 1563 for determining a controlled group of corporations under Code Section 414(b), and (B) Treas. Reg. §1.414(c)-2 for determining the trades or businesses that are under common control under Code Section 414(c).

1.19 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, including Department of Labor and Treasury regulations and applicable authorities promulgated thereunder.

1.20 "Financial Hardship" shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, beneficiary or dependent (as defined in Code Section 152, without regard to Code Section 152(b)(1), (b)(2), and (d)(l)(B))), loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, but shall in all events correspond to the meaning of the term "unforeseeable emergency" under Code Section 409A.

1.21 "Fund" or "Funds" shall mean one or more of the investments selected by the Committee pursuant to Section 3.4 of the Plan.

1.22 "Hardship Distribution" shall mean an accelerated distribution of benefits or a cancellation of deferral elections pursuant to Section 6.4 to a Participant who has suffered a Financial Hardship.

1.23 "Interest Rate" shall mean, for each Fund, the rate of return derived from the net gain or loss on the assets of such Fund, as determined by the Committee.

1.24 "Participant" shall mean any Eligible Executive who becomes a Participant in this Plan in accordance with Article 2.

1.25 "Participant Election(s)" shall mean the forms or procedures by which a Participant makes elections with respect to (a) voluntary deferrals of his/her Compensation, (b) the Funds, which shall act as the basis for crediting of interest on Account balances, and (c) the form and timing of distributions from Accounts. Participant Elections may take the form of an electronic communication followed by appropriate confirmation according to specifications established by the Committee.

1.26 "Payment Date" shall mean the date by which a total distribution of the Distributable Amount shall be made or the date by which installment payments of the Distributable Amount shall commence.

(a) For benefits triggered by the Participant's Separation from Service, the Payment Date shall be the last scheduled payroll date of the seventh month commencing after the Separation from Service occurs. Subsequent installments, if any, shall be made on the last scheduled payroll date in each month thereafter (or such other basis as may be permitted by the Committee in the applicable Participant Election form) over the applicable installment period.

(b) For benefits triggered by the death of a Participant, the Payment Date shall be the last scheduled payroll date of the month following the month in which the Participant's death occurs. The Committee shall be provided with documentation reasonably necessary to establish the fact of the Participant's death; and

(c) The Payment Date of a Scheduled Distribution shall be the last scheduled payroll date in January of the Plan Year in which the distribution is elected to commence. Subsequent installments, if any, shall be made on the last scheduled payroll date in each month thereafter (or such other basis as may be permitted by the Committee in the applicable Participant Election form) over the applicable installment period.

(d) For benefits triggered by a Change in Control, the Payment Date shall be on the last scheduled payroll date of the fifteenth (15th) month following the month in which the Change in Control occurs.

Notwithstanding the foregoing, the Payment Date shall not be before the earliest date on which benefits may be distributed under Code Section 409A without violation of the provisions thereof, as reasonably determined by the Committee and payments made hereunder shall be considered to have been made upon the designated Payment Date if made in compliance with Treas. Reg. §1.409A-3(d), in the discretion of the Committee.

1.27 "Performance-Based Compensation" shall mean compensation the entitlement to or amount of which is contingent on the satisfaction of pre-established organizational or individual performance criteria relating to a performance period of at least twelve (12) consecutive months, as determined by the Committee in accordance with Treas. Reg. §1.409A- 1(e).

1.28 "Plan Year" shall mean the calendar year, except that the first Plan Year shall begin on the Effective Date and end on the last day of the calendar year in which the Effective Date occurs.

1.29 "Scheduled Distribution" shall mean a scheduled distribution date elected by the Participant for distribution of amounts from a specified Deferral Account, including notional earnings thereon, as provided under Section 6.3.

1.30 "Scheduled Distribution Account" shall mean a Participant Account to which a Scheduled Distribution election pursuant to Section 6.3 applies.

1.31 "Separation from Service" shall mean a termination of services provided by a Participant to his or her Employer, whether voluntarily or involuntarily, other than by reason of death, as determined by the Committee in accordance with Treas. Reg. §1.409A-l(h). In determining whether a Participant has experienced a Separation from Service, the following provisions shall apply:

(a) For a Participant who provides services to an Employer as an employee, except as otherwise provided in part (c) of this Section, a Separation from Service shall occur when such Participant has experienced a termination of employment with such employer. A Participant shall be considered to have experienced a termination of employment when the facts and circumstances indicate that the Participant and his or her employer reasonably anticipate that either (i) no further services will be performed for the employer after a certain date, or (ii) that the level of bona fide services the Participant will perform for the employer after such date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20% of the average level of bona fide services performed by such Participant (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the employer if the Participant has been providing services to the Employer less than 36 months).

If a Participant is on military leave, sick leave, or other bona fide leave of absence, the employment relationship between the Participant and the Employer shall be treated as continuing intact, provided that the period of such leave does not exceed 6 months, or if longer, so long as the Participant retains a right to reemployment with the Employer under an applicable statute or by contract. If the period of a military leave, sick leave, or other bona fide leave of absence exceeds six (6) months and the Participant does not retain a right to reemployment under an applicable statute or by contract, the employment relationship shall be considered to be terminated for purposes of this Plan as of the first day immediately following the end of such 6- month period. In applying the provisions of this paragraph, a leave of absence shall be considered a bona fide leave of absence only if there is a reasonable expectation that the Participant will return to perform services for the Employer.

(b) For a Participant, if any, who provides services to an Employer as an independent contractor, except as otherwise provided in part (c) of this Section, a Separation from Service shall occur upon the expiration of the contract (or in the case of more than one contract, all contracts) under which services are performed for such Employer, provided that the expiration of such contract(s) is determined by the Committee to constitute a good-faith and complete termination of the contractual relationship between the Participant and such Employer.

(c) For a Participant, if any, who provides services to an Employer as both an employee and an independent contractor, a Separation from Service generally shall not occur until the Participant has ceased providing services for such Employer as both an employee and as an independent contractor, as determined in accordance with the provisions set forth in parts (a) and (b) of this Section, respectively. Similarly, if a Participant either (i) ceases providing services for an Employer as an independent contractor and begins providing services for such Employer as an employee, or (ii) ceases providing services for an Employer as an employee and begins providing services for such Employer as an independent contractor, the Participant will not be considered to have experienced a Separation from Service until the Participant has ceased providing services for such Employer in both capacities, as determined in accordance with the applicable provisions set forth in parts (a) and (b) of this Section.
Notwithstanding the foregoing provisions in this part (c), if a Participant provides services for an Employer as both an employee and as a Director, to the extent permitted by Treas. Reg. §1.409A-1(h)(5) the

services provided by such Participant as a Director shall not be taken into account in determining whether the Participant has experienced a Separation from Service as an employee, and the services provided by such Participant as an employee shall not be taken into account in determining whether the Participant has experienced a Separation from Service as a Director.

1.31 "Separation Account" shall mean a Participant Account distributable upon Separation from Service in accordance with Section 6.1.

ARTICLE II
PARTICIPATION

2.1 Enrollment Requirements; Commencement of Participation

(a) As a condition to participation, each Eligible Executive shall complete, execute and return to the Committee the appropriate Participant Elections, as well as such other documentation and information as the Committee reasonably requests, by the deadline(s) established by the Committee. In addition, the Committee shall establish from time to time such other enrollment requirements as it determines, in its sole discretion, are necessary.

(b) Each Eligible Executive shall commence participation in the Plan on the date that the Committee determines that the Eligible Executive has met all enrollment requirements set forth in this Plan and required by the Committee, including returning all required documents to the Committee within the specified time period.

(c) If an Eligible Executive fails to meet all requirements established by the Committee within the period required, that Eligible Executive shall not be eligible to participate in the Plan during such Plan Year.

ARTICLE III
CONTRIBUTIONS & DEFERRAL ELECTIONS

3.1 Elections to Defer Compensation. Elections to defer Compensation shall take the form of a whole percentage or a whole percentage above a flat dollar amount (less applicable payroll withholding requirements for Social Security and income taxes and employee benefit plans, as determined in the sole and absolute discretion of the Committee) of up to a maximum of:

(1) 80% of Base Salary,

(2) 80% of Bonuses, and

(3) 80% of Commissions.

The Committee may, in its sole discretion, adjust for subsequent Plan Years on a prospective basis the types of Compensation permitted to be deferred for any class of Eligible Executives and the maximum deferral percentages for each type of Compensation (including, without limitation, for particular types of Bonuses or types of Director compensation); such revised deferral percentages shall be indicated on a Participant Election form approved by the Committee for the applicable Plan Year. Notwithstanding the foregoing, in no event shall the maximum deferral percentages be adjusted after the last date on which deferral elections for the applicable type(s) of Compensation must be submitted and become irrevocable in accordance with Section 3.2 below and the requirements of Code Section 409A.

In addition, the Committee may determine that one or more types of Compensation shall not be made available for deferral for one or more subsequent Plan Years and, consistent with such determination, the impacted types of Compensation shall not appear on a Participant Election form.

3.2 Timing of Deferral Elections; Effect of Participant Election(s).

(a) General Timing Rule for Deferral Elections. Except as otherwise provided in this Section 3.2, in order for a Participant to make a valid election to defer Compensation, the Participant must submit Participant Election(s) on or before the deadline established by the Committee, which shall be no later than the December 31st preceding the Plan Year in which the services are performed to earn such compensation. Any deferral election made in accordance with this Section 3.2(a) shall be irrevocable; provided, however, that if the Committee permits or requires Participants to make a deferral election by the deadline described above for an amount that qualifies as Performance-Based Compensation, the Committee may permit a Participant to subsequently change his or her deferral election for such compensation by submitting new Participant Election(s) in accordance with Section 3.2(c) below.

(b) Timing of Deferral Elections for First Plan Year of Plan. In regard to the first Plan Year of the Plan commencing on the Effective Date, an Eligible Executive who first becomes eligible to participate in the Plan at such time, as determined in accordance with Treas. Reg. §1.409A-2(a)(7)(ii) and the "plan aggregation" rules provided in Treas. Reg. §1.409A- l(c)(2), may be permitted to make an election to defer the portion of Compensation attributable to services to be performed after such election, provided that the Participant submits Participant Election(s) on or before the deadline established by the Committee, which in no event shall be later than thirty (30) days after the Participant first becomes eligible to participate in the Plan. If a deferral election made in accordance with this Section 3.2(b) relates to compensation earned based upon a specified performance period, the amount eligible for deferral shall be equal to (i) the total amount of compensation for the performance period, multiplied by (ii) a fraction, the numerator of which is the number of days remaining in the service period after the Participant's deferral election is made, and the denominator of which is the total number of days in the performance period, as determined by the Committee in compliance with Code Section 409A. Any deferral election made in accordance with this Section 3.2(b) shall become irrevocable no later than the 30th day after the date the Participant first becomes eligible to participate in the Plan.

(c) Timing of Deferral Elections for Performance-Based Compensation. Subject to the limitations described below, the Committee may determine that an irrevocable deferral election for an amount that qualifies as Performance-Based Compensation may be made by submitting Participant Election(s) on or before the deadline established by the Committee, which in no event shall be later than six (6) months before the end of the performance period. In order for a Participant to be eligible to make a deferral election for Performance-Based Compensation in accordance with the deadline established pursuant to this Section 3.2(c), the Participant must have performed services continuously from the later of (i) the beginning of the performance period for such compensation, or (ii) the date upon which the performance criteria for such compensation are established, through the date upon which the Participant makes the deferral election for such compensation. In no event shall a deferral election submitted under this Section 3.2(c) be permitted to apply to any amount of Performance-Based Compensation that has become readily ascertainable.

(d) Separate Deferral Elections for Each Plan Year. In order to defer Compensation for a Plan Year, a Participant must submit a separate deferral election with respect to Compensation for such Plan Year by affirmatively filing a Participant Election during the enrollment period established by the Committee prior to the beginning of such Plan Year (or at such other time contemplated under this Section 3.2), which election shall be effective on the first day of the next following Plan Year (unless otherwise specified on the Participant Election).

3.3 Company Contributions. The Company shall have the discretion to make Company Contributions to the Plan at any time and in any amount on behalf of any Participant. Company Contributions may take the form of a matching formula established in the discretion of the Committee for a particular Plan Year which is communicated in the enrollment materials prior to the beginning of such Plan Year. Discretionary Company Contributions and/or any matching formula shall be determined and applied in the complete and sole discretion of the Company and no Participant shall have the right to participate in any Company Contribution or matching formula for any particular Plan Year, except as may be specified by the Committee, regardless of whether Company Contributions are made on behalf of other Participants for that or any other Plan Year.

3.4 Investment Elections.

(a) Participant Designation. At the time of entering the Plan and/or of making a deferral election under the Plan, the Participant shall designate on a Participant Election form provided by the Committee, the Funds in which the Participant's Accounts shall be deemed to be invested for purposes of determining the amount of earnings and losses to be credited to each Account. The Participant may specify that all or any percentage of his or her Accounts shall be deemed to be invested, in whole percentage increments, in one or more of the Funds selected as alternative investments under the Plan from time to time by the Committee pursuant to subsection (b) of this Section. If a Participant fails to make an election among the Funds as described in this section, the Participant's Account balance shall automatically be allocated into the lowest-risk Fund, as determined by the Committee in its sole discretion. A Participant may change any designation made under this Section as permitted by the Committee by filing a revised election, on a Participant Election provided by the Committee. Notwithstanding the foregoing, the Committee, in its sole discretion, may impose limitations on the frequency with which one or more of the Funds elected in accordance with this Section may be added or deleted by such Participant; furthermore, the Committee, in its sole discretion, may impose limitations on the frequency with which the Participant may change the portion of his or her Account balance allocated to each previously or newly elected Fund.

(b) Investment Funds. The Committee may select, in its sole and absolute discretion, each of the types of commercially available investments communicated to the Participant pursuant to subsection (a) of this Section to be the Funds. The Interest Rate of each such commercially available investment shall be used to determine the amount of earnings or losses to be credited to the Participant's Account under Article IV. The Participant's choice among investments shall be solely for purposes of calculation of the Crediting Rate on Accounts. The Company and the Employers shall have no obligation to set aside or invest amounts as directed by the Participant and, if the Company and/or the Employer elects to invest amounts as directed by the Participant, the Participant shall have no more right to such investments than any other unsecured general creditor.

3.5 Distribution Elections.

(a) Initial Election. At the time of making a deferral election under the Plan, the Participant shall designate the time and form of distribution of deferrals made pursuant to such election (together with any earnings credited thereon) from among the alternatives specified under Article VI for the applicable distribution. At the time of a Participant's initial enrollment in the Plan, a Participant must elect the form of distribution for a Separation Account, and any Company Contributions shall be allocated to such Separation Account elected during the Participant's initial enrollment. A new distribution election may be made at the time of subsequent deferral elections with respect to deferrals in Plan Years beginning after the election is made, in accordance with the Participant Election forms.

(b) Modification of Election. A distribution election with respect to previously deferred amounts may only be changed under the terms and conditions specified in Code Section 409A and this Section. Except as permitted under Code Section 409A, no acceleration of a distribution is permitted. A subsequent election that delays payment or changes the form of payment shall be permitted if and only if all of the following requirements are met:

(1) the new election does not take effect until at least twelve (12) months after the date on which the new election is made;

(2) in the case of payments made on account of a Change in Control, Separation from Service or a Scheduled Distribution, the new election delays payment for at least five (5) years from the date that payment would otherwise have been made, absent the new election; and

(3) in the case of payments made according to a Scheduled Distribution, the new election is made not less than twelve (12) months before the date on which payment would have been made (or, in the case of installment payments, the first installment payment would have been made) absent the new election.

For purposes of application of the above change limitations, installment payments shall be treated as a single payment under Code Section 409A. Election changes made pursuant to this Section shall be made at the discretion of the Committee, in accordance with rules established by the Committee and shall comply with all requirements of Code Section 409A and applicable authorities.

ARTICLE IV
ACCOUNTS

4.1 Deferral Accounts. The Committee shall establish and maintain up to five (5) Deferral Accounts for each Participant under the Plan, of which at least one (1) shall be a Separation Account. Each Participant's Deferral Accounts shall be further divided into separate subaccounts ("Fund Subaccounts"), each of which corresponds to a Fund designated pursuant to Section 3.4. A Participant's Deferral Accounts shall be credited as follows:

(a) As soon as reasonably possible after amounts are withheld and deferred from a Participant's Compensation, the Committee shall credit the Fund Subaccounts of the Participant's Deferral Accounts with an amount equal to Compensation deferred by the Participant in accordance with the designation under Section 3.4; that is, the portion of the Participant's deferred Compensation designated to be deemed to be invested in a Fund shall be credited to the Fund Subaccount to be invested in that Fund;

(b) Each business day, each Fund Subaccount of a Participant's Deferral Accounts shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance credited to such Fund Subaccount as of the prior day, less any distributions valued as of the end of the prior day, by the Interest Rate for the corresponding Fund as determined by the Committee pursuant to Section 3.4(b); and

(c) In the event that a Participant elects for a given Plan Year's deferral of Compensation a Scheduled Distribution, all amounts attributed to the deferral of Compensation for such Plan Year shall be accounted for in a manner which allows separate accounting for the deferral of Compensation and investment gains and losses associated with amounts allocated to each such separate Scheduled Distribution.

4.2 Company Contribution Account. The Committee shall establish and maintain a Company Contribution Account for each Participant under the Plan. Each Participant's Company Contribution Account shall be further divided into separate Fund Subaccounts corresponding to the Fund designated pursuant to Section 3.4(a). Company Contributions shall be tied to the initial Separation Account elected by the Participant during the Participant's initial enrollment in the Plan and subject to distribution in the form applicable to such initial Separation Account. In the complete and sole discretion of the Committee, a Participant may be allowed to establish a second Company Contributions Account to tie Company Contributions credited to the Plan for Plan Years commencing after such election to an alternative Separation Account under such terms and conditions as may be established by the Committee. Company Contribution Accounts shall be credited as follows:

(a) As soon as reasonably possible after a Company Contribution is made, the Company shall credit the Fund Subaccounts of the Participant's Company Contribution Account with an amount equal to the Company Contributions, if any, made on behalf of that Participant, that is, the proportion of the Company

Contributions, if any, designated to be deemed to be invested in a certain Fund shall be credited to the Fund Subaccount to be invested in that Fund; and

(b) Each business day, each Fund Subaccount of a Participant's Company Contribution Account shall be credited with earnings or losses in an amount equal to that determined by multiplying the balance credited to such Fund Subaccount as of the prior day, less any distributions valued as of the end of the prior day, by the Interest Rate for the corresponding Fund as determined by the Committee pursuant to Section 3.4(b).

4.3 Trust. The Company shall be responsible for the payment of all benefits under the Plan. At its discretion, the Company may establish one or more grantor trusts for the purpose of providing for payment of benefits under the Plan. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of the Company's creditors. Benefits paid to the Participant from any such trust or trusts shall be considered paid by the Company for purposes of meeting the obligations of the Company under the Plan.

4.4 Statement of Accounts. The Committee shall provide each Participant with electronic statements at least quarterly setting forth the Participant's Account balances as of the end of each applicable period.

ARTICLE V
VESTING

5.1 Vesting of Deferral Accounts. The Participant shall be vested at all times in amounts credited to the Participant's Deferral Accounts.

5.2 Vesting of Company Contribution Account. Amounts credited to the Participant's Company Contribution Account shall be vested based upon the schedule or schedules determined by the Company in its sole discretion and communicated to the Participant.

ARTICLE VI
DISTRIBUTIONS

6.1 Separation Distributions.

(a) Timing and Form of Separation Distributions. Except as otherwise provided herein, in the event of a Participant's Separation from Service, the Distributable Amount credited to the Participant's Separation Account(s) and Company Contribution Account(s) shall be paid to the Participant in a lump sum on the Payment Date following the Participant's Separation from Service, unless the Participant has made an alternative benefit election on a timely basis to receive payments from such Account in the form of substantially equal monthly installments over up to fifteen (15) years.

(b) Small Benefit Exception. Notwithstanding any distribution election to the contrary, if on commencement of benefits payable from a Separation Account, the Distributable Amount of such Account, plus any Company Contributions Account which is tied to such Separation Account, is less than or equal to twenty-five thousand dollars ($25,000), the total Distributable Amount from such Account(s) shall be paid in a lump sum on the Separation from Service Payment Date. For avoidance of doubt, the $25,000 Account threshold in the preceding sentence shall be applied separately as to each Separation Account but shall include any Company Contributions Account which is tied to such Separation Account as provided under Section 4.2.

6.2 Death Benefits. Notwithstanding any provision in this Plan to the contrary, in the event that the Participant dies prior to complete distribution of his or her Accounts under the Plan, the Participant's Beneficiary shall receive a death benefit equal to the Distributable Amount (or remaining Distributable Amount in the event installment payments have commenced) credited to all of the Participant's Deferral

Accounts and Company Contribution Account, in the form of a single lump sum on the Payment Date following the Participant's death.

6.3 Scheduled Distributions.

(a) Scheduled Distribution Election. Participants shall be entitled to designate one or more Deferral Accounts as Scheduled Distribution Accounts. In the case of a Participant who has elected to receive a Scheduled Distribution, such Participant shall receive the Distributable Amount, with respect to the specified deferrals, including earnings thereon, which have been elected by the Participant to be subject to such Scheduled Distribution election in accordance with Section 3.5. The Committee shall determine the earliest commencement date that may be elected by the Participant for each Scheduled Distribution Account and such date shall be indicated on the Participant Election. The Participant may elect to receive the Scheduled Distribution Account in a single lump sum or substantially equal monthly installments over a period of up to five (5) years. Notwithstanding the foregoing, the Committee, in its complete and sole discretion may allow Participants to receive a Scheduled Distribution in annual installment if elected in the applicable Participant Election form. A Participant may delay and change the form of payment of a Scheduled Distribution Account, provided such extension is permitted by the Committee and complies with the requirements of Section 3.5. For avoidance of doubt, the Company Contribution Account shall not be eligible to be distributed as a Scheduled Distribution.

(b) Small Benefit Exception. Notwithstanding any distribution election to the contrary, if on commencement of a Scheduled Distribution Account on the applicable Payment Date, the balance of such Scheduled Distribution Account is less than or equal to twenty-five thousand dollars ($25,000), the Scheduled Distribution Account shall be paid in the form of a single lump sum distribution on the scheduled commencement date.

(c) Relationship to Other Benefits.

(1) In the event of a Participant's Separation from Service, other than by reason of death, prior to the Payment Date for one or more Scheduled Distribution Accounts, the distribution of amounts allocated to any such Scheduled Distribution Accounts shall commence on the Payment Date applicable to the Participant's Separation from Service, but distribution shall occur in the form elected by the Participant for such Scheduled Distribution Accounts, subject to the Small Benefit Exception in section 6.3(b) above.

(2) In the event of a Participant's Separation from Service, other than by reason of death, after one or more Scheduled Distribution Accounts has commenced installment payments, such Scheduled Distribution Account(s) shall continue to be paid at the same time and in the same form as it would have been paid to the Participant had the Separation from Service not occurred.

(3) In the event of a Participant's death, whether before or after the Payment Date for one or more Scheduled Distribution Accounts, all outstanding Scheduled Distribution Accounts shall be paid as provided in Section 6.2.

(4) In the event of a Change in Control pursuant to which an election to receive a distribution has been timely submitted under Section 6.5 that occurs prior to the Payment Date for one or more Scheduled Distribution Accounts, such Scheduled Distribution Accounts shall not be distributed under this Section, but rather shall be distributed in accordance with Section 6.5.

(5) In the event of a Change in Control pursuant to which an election to receive a distribution had been timely submitted under Section 6.5 that occurs after one or more Scheduled Distribution Accounts has commenced installment payments, such Scheduled Distribution Account(s) shall continue to be paid at the same time and in the same form as it would have been paid to the Participant had the Change in Control not occurred.

6.4 Hardship Distributions.

(a) Upon a finding that the Participant has suffered a Financial Hardship, in accordance with Code Section 409A, the Committee may, at the request of the Participant, approve cancellation of deferral elections and/or accelerate distribution of benefits under the Plan, subject to the following conditions:

(1) The request to take a Hardship Distribution shall be made by filing a form provided by and filed with the Committee prior to the end of any calendar month.

(2) Upon a finding that the Participant has suffered a Financial Hardship in accordance with Treasury Regulations promulgated under Code Section 409A, the Committee may, at the request of the Participant, accelerate distribution of benefits and/or approve cancellation of current deferral elections under the Plan in the amount reasonably necessary to alleviate such Financial Hardship. The amount distributed pursuant to this Section with respect to the Financial Hardship shall not exceed the amount necessary to satisfy such Financial Hardship, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

(3) The amount (if any) determined by the Committee as a Hardship Distribution shall be paid in a single cash lump sum as soon as practicable after the end of the calendar month in which the Hardship Distribution determination is made by the Committee.

(b) In the event a Participant receives a hardship distribution under an Employer's qualified 40l(k) plan pursuant to Treas. Reg. §l.40l(k)-l(d)(3), the Committee may (i) cancel the Participant's current deferral elections under this Plan and/or (ii) preclude the Participant from submitting additional deferral elections pursuant to Article III, to the extent deemed necessary to comply with Treas. Reg. §l .40l(k)-l(d)(3).

6.5 Change in Control Distribution. If a Participant submits an election upon his or her commencement of participation in the Plan to receive a distribution in the event of a Change in Control occurring prior to the Participant's Separation from Service, then upon such a Change in Control the Distributable Amount credited to the Participant's Deferral Account(s) and Company Contribution Account shall be paid to the Participant in a lump sum on the Payment Date for the Change in Control which shall be the first business day of the fifteenth (15th) month commencing after the month in which the Change in Control occurs.

6.6 Limited Cashouts. Notwithstanding any provision in this Plan to the contrary, the Committee may, in its sole discretion, distribute in a mandatory lump sum any Participant's entire Deferral Account and/or Company Contribution Account under the Plan, provided that any such distribution is made in accordance with the requirements of Treas. Reg. §1.409A-3(j)(4)(v) or its successor (each such payment, a "Limited Cashout"). Specifically, any such Limited Cashout pursuant to this Section 6.6 shall be subject to the following requirements:

(a) The Committee's exercise of discretion to make the Limited Cashout shall be evidenced in writing no later than the date of the lump sum payment;

(b) The lump sum payment shall result in the termination and liquidation of the entirety of the Participant's Deferral Account and/or Company Contribution Account under the Plan, as applicable, as well as the Participant's interest in all other plans, agreements, methods, programs, or other arrangements with respect to which deferrals of compensation are treated as having been deferred under a single nonqualified deferred compensation plan under Treas. Reg. §1.409A-l(c)(2) with the Account(s) that is being distributed from this Plan; and

(c) The lump sum payment (and the Participant's entire interest in any and all other "plans" that would be aggregated with the Account(s) being distributed from this Plan in accordance with Treas. Reg. §1.409A-l(c)(2)) is not greater than the applicable dollar amount under Code Section 402(g)(l)(B) at the time of the Limited Cashout.
Any such Limited Cashout shall be calculated as of the last business day of the month in which the Committee's determination to make the Limited Cashout occurs, and such lump sum payment shall be made within sixty (60) days following such determination.

ARTICLE VII
PAYEE DESIGNATIONS AND LIMITATIONS

7.1 Beneficiaries.

(a) Beneficiary Designation. The Participant shall have the right, at any time, to designate any person or persons as Beneficiary (both primary and contingent) to whom payment under the Plan shall be made in the event of the Participant's death. If the Participant names someone other than his or her spouse as a Beneficiary, the Committee may, in its sole discretion, determine that spousal consent is required to be provided in a form designated by the Committee, executed by such Participant's spouse and returned to the Committee. The
Beneficiary designation shall be effective when it is submitted to and acknowledged by the Committee during the Participant's lifetime in the format prescribed by the Committee.

(b) Absence of Valid Designation. If a Participant fails to designate a Beneficiary as provided above, or if every person designated as Beneficiary predeceases the Participant or dies prior to complete distribution of the Participant's benefits, then the Committee shall deem the Participant's estate to be the Beneficiary and shall direct the distribution of such benefits to the Participant's estate.

7.2 Payments to Minors. In the event any amount is payable under the Plan to a minor, payment shall not be made to the minor, but instead such payment shall be made (a) to that person's living parent(s) to act as custodian, (b) if that person's parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, to act as custodian, or (c) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within sixty (60) days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor.

7.3 Payments on Behalf of Persons Under Incapacity. In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of any and all liability of the Committee and the Company under the Plan.

ARTICLE VIII
LEAVE OF ABSENCE

8.1 Paid Leave of Absence. If a Participant is authorized by the Participant's Employer to take a paid leave of absence from the employment of the Employer, and such leave of absence does not constitute a Separation from Service, (a) the Participant shall continue to be considered eligible for the benefits provided under the Plan, and (b) deferrals shall continue to be withheld during such paid leave of absence in accordance with Article III.

8.2 Unpaid Leave of Absence If a Participant is authorized by the Participant's Employer to take an unpaid leave of absence from the employment of the Employer for any reason, and such leave of absence does not constitute a Separation from Service, such Participant shall continue to be eligible for the benefits provided under the Plan. During the unpaid leave of absence, the Participant shall not be allowed to make any additional deferral elections. However, if the Participant returns to employment, the Participant may elect to defer for the Plan Year following his or her return to employment and for every Plan Year thereafter while a Participant in the Plan, provided such deferral elections are otherwise allowed and a Participant Election is delivered to and accepted by the Committee for each such election in accordance with Article III above.

ARTICLE IX
ADMINISTRATION

9.1 Committee. The Plan shall be administered by a Committee which shall be appointed by the Chief Executive Officer of the Company. The Committee which shall have the exclusive right and full discretion

(a) to appoint agents to act on its behalf, (b) to select and establish Funds, (c) to interpret the Plan, (d) to decide any and all matters arising hereunder (including the right to remedy possible ambiguities, inconsistencies, or omissions), (e) to make administrative amendment to the Plan and to make, amend and rescind such rules as it deems necessary for the proper administration of the Plan and (f) to make all other determinations and resolve all questions of fact necessary or advisable for the administration of the Plan, including determinations regarding eligibility for benefits payable under the Plan. All interpretations of the Committee with respect to any matter hereunder shall be final, conclusive and binding on all persons affected thereby. No member of the Committee or agent thereof shall be liable for any determination, decision, or action made in good faith with respect to the Plan. The Company will indemnify and hold harmless the members of the Committee and its agents from and against any and all liabilities, costs, and expenses incurred by such persons as a result of any act, or omission, in connection with the performance of such persons' duties, responsibilities, and obligations under the Plan, other than such liabilities, costs, and expenses as may result from the bad faith, willful misconduct, or criminal acts of such persons.

9.2 Claims Procedure. Any Participant, former Participant or Beneficiary may file a written claim with the Committee setting forth the nature of the benefit claimed, the amount thereof, and the basis for claiming entitlement to such benefit. The Committee shall determine the validity of the claim and communicate a decision to the claimant promptly and, in any event, not later than ninety (90) days after the date of the claim. The claim may be deemed by the claimant to have been denied for purposes of further review described below in the event a decision is not furnished to the claimant within such ninety (90) day period. If additional information is necessary to make a determination on a claim, the claimant shall be advised of the need for such additional information within forty-five (45) days after the date of the claim. The claimant shall have up to one hundred eighty (180) days to supplement the claim information, and the claimant shall be advised of the decision on the claim within forty-five (45) days after the earlier of the date the supplemental information is supplied or the end of the one hundred eighty (180) day period. Every claim for benefits which is denied shall be denied by written notice setting forth in a manner calculated to be understood by the claimant (a) the specific reason or reasons for the denial, (b) specific reference to any provisions of the Plan (including any internal rules, guidelines, protocols, criteria, etc.) on which the denial is based, (c) description of any additional material or information that is necessary to process the claim, and (d) an explanation of the procedure for further reviewing the denial of the claim and shall include an explanation of the claimant's right to submit the claim for binding arbitration in the event of an adverse determination on review.

9.3 Review Procedures. Within sixty (60) days after the receipt of a denial on a claim, a claimant or his/her authorized representative may file a written request for review of such denial. Such review shall be undertaken by the Committee and shall be a full and fair review. The claimant shall have the right to review all pertinent documents. The Committee shall issue a decision not later than sixty (60) days after receipt of a request for review from a claimant unless special circumstances, such as the need to hold a hearing, require a longer period of time, in which case a decision shall be rendered as soon as possible but not later than one hundred twenty (120) days after receipt of the claimant's request for review. The decision on review shall be in writing and shall include specific reasons for the decision written in a manner calculated to be understood by the claimant with specific reference to any provisions of the Plan on which the decision is based and shall include an explanation of the claimant's right to submit the claim for binding arbitration in the event of an adverse determination on review.

ARTICLE X
MISCELLANEOUS

10.1 Termination of Plan. Although each Employer anticipates that it will continue the Plan for an indefinite period of time, there is no guarantee that any Employer will continue the Plan or will not terminate the Plan at any time in the future. Accordingly, each Employer reserves the right to terminate the Plan with respect to all of its Participants. In the event of a Plan termination, no new deferral elections shall be permitted for the affected Participants and such Participants shall no longer be eligible to receive new Company Contributions. However, after the Plan termination the Account balances of such Participants shall continue to be credited with deferrals attributable to any deferral election that was in effect prior to the Plan termination to the extent deemed necessary to comply with Code Section 409A and related Treasury Regulations, and additional amounts shall continue to be credited or debited to such Participants' Account balances pursuant to Article IV. In addition, following a Plan termination, Participant Account balances shall remain in the Plan and shall not be distributed until such amounts become eligible for distribution in accordance with the other applicable provisions of the Plan. Notwithstanding the preceding sentence, to the extent permitted by Treas. Reg. §1.409A-3(j)(4)(ix) or as otherwise permitted under Code Section 409A, the Employer may provide that upon termination of the Plan, all Account balances of the Participants shall be distributed, subject to and in accordance with any rules established by such Employer deemed necessary to comply with the applicable requirements and limitations of Code Section 409A.

10.2 Amendment. Any Employer may, at any time, amend or modify the Plan in whole or in part with respect to that Employer. Notwithstanding the foregoing, no amendment or modification shall be effective to decrease the value of a Participant's vested Account balance in existence at the time the amendment or modification is made.

10.3 Unsecured General Creditor. The benefits paid under the Plan shall be paid from the general assets of the Company, and the Participant and any Beneficiary or their heirs or successors shall be no more than unsecured general creditors of the Company with no special or prior right to any assets of the Company for payment of any obligations hereunder. It is the intention of the Company that this Plan be unfunded for purposes of ERISA and the Code.

10.4 Restriction Against Assignment. The Company shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or entity. No part of a Participant's Accounts shall be liable for the debts, contracts, or engagements of any Participant, Beneficiary, or their successors in interest, nor shall a Participant's Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, sell, transfer, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. No part of a Participant's Accounts shall be subject to any right of offset against or reduction for any amount payable by the Participant or Beneficiary, whether to the Company or any other party, under any arrangement other than under the terms of this Plan.

10.5 Withholding. The Participant shall make appropriate arrangements with the Company for satisfaction of any federal, state or local income tax withholding requirements, Social Security and other employee tax or other requirements applicable to the granting, crediting, vesting or payment of benefits under the Plan. There shall be deducted from each payment made under the Plan or any other Compensation payable to the Participant (or Beneficiary) all taxes that are required to be withheld by the Company in respect to such payment or this Plan. To the extent permissible under Code Section 409A, the Company shall have the right to reduce any payment (or other Compensation) by the amount of cash sufficient to provide the amount of said taxes.

10.6 Code Section 409A. The Company intends that the Plan comply with the requirements of Code Section 409A (and all applicable Treasury Regulations and other guidance issued thereunder) and shall be operated and interpreted consistent with that intent. Notwithstanding the foregoing, the Company makes no representation or guarantee that this Plan complies with Code Section 409A and shall have no liability to any Participant, or any successor or Beneficiary thereof, for any taxes, penalties or interest which may ultimately be determined to be applicable to amounts payable under this Plan or for the reporting of any payments in good faith as subject to Code Section 409A.

10.7 Effect of Payment. Any payment made in good faith to a Participant or the Participant's Beneficiary shall, to the extent thereof, be in full satisfaction of all claims against the Committee, its members, the Employer and the Company.

10.8 Errors in Account Statements, Deferrals or Distributions. In the event an error is made in an Account statement, such error shall be corrected on the next statement following the date such error is discovered. In the event of an operational error, including, but not limited to, errors involving deferral amounts, overpayments or underpayments, such operational error shall be corrected in a manner consistent with the requirements of Code Section 409A. If any portion of a Participant's Account(s) under this Plan is required to be included in income by the Participant prior to receipt due to a failure of this Plan to comply with the requirements of Code Section 409A, the Committee may determine that such Participant shall receive a distribution from the Plan in an amount equal to the lesser of (i) the portion of his or her Account required to be included in income as a result of the failure of the Plan to comply with the requirements of Code Section 409A, or (ii) the unpaid vested Account balance.

10.9 Domestic Relations Orders. Notwithstanding any provision in this Plan to the contrary, in the event that the Committee receives a domestic relations order, as defined in Code Section 414(p)(l)(B), pursuant to which a court has determined that an alternative payee has an interest in the Participant's benefits under the Plan, the Committee shall have the right to immediately distribute the alternative payee's vested interest in the Participant's benefits under the Plan to such alternative payee to the extent necessary to fulfill such domestic relations order, provided that such distribution is in accordance with the requirements of Code Section 409A.

10.10 Employment Not Guaranteed. Nothing contained in the Plan nor any action taken hereunder shall be construed as a contract of employment or as giving any Participant any right to continue the provision of services in any capacity whatsoever to the Employer.

10.11 No Guarantee of Tax Consequences. The Employer, Company, Board and Committee make no commitment or guarantee to any Participant that any federal, state or local tax treatment will apply or be available to any person eligible for benefits under the Plan and assume no liability whatsoever for the tax consequences to any Participant.

10.12 Successors of the Company. The rights and obligations of the Company under the Plan shall inure to the benefit of, and shall be binding upon, the successors and assigns of the Company.

10.13 Notice. Any notice or filing required or permitted to be given to the Company or the Participant under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, in the case of the Company, to the principal office of the Company, directed to the attention of the Committee, and in the case of the Participant, to the last known address of the Participant indicated on the employment records of the Company. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Notices to the Company may be permitted by electronic communication according to specifications established by the Committee.

10.14 Headings. Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

10.15 Gender, Singular and Plural. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may be read as the plural and the plural as the singular.

10.16 Governing Law. Except as it may be applied to nonemployee Directors or independent contractors, the Plan is intended to be an unfunded plan maintained primarily to provide deferred compensation benefits for a select group of "management or highly compensated employees" within the meaning of Sections 201, 301 and 401 of ERISA and therefore to be exempt from Parts 2, 3 and 4 of Title I of ERISA. To the extent the Committee allows participation in the Plan by nonemployee Directors or independent contractors, such parties shall be treated as participating in a separate plan for purposes of the application of ERISA and such separate plan and any other provision of, or legal issue relating to, the Plan that is not fully preempted by federal law, shall be governed by the laws of the State of California.

10.17 Entire Agreement. Unless specifically indicated otherwise, this Plan supersedes any and all prior communications, understandings, arrangements or agreements between the parties, including the Employer, the Company, the Board, the Committee and any and all Participants, whether written, oral, express or implied relating thereto.

10.18 Binding Arbitration. Any claim, dispute or other matter in question of any kind relating to this Plan which is not resolved by the claims procedures under this Plan shall be settled by arbitration in accordance with the applicable employment dispute resolution rules of the American Arbitration Association. Notice of demand for arbitration shall be made in writing to the opposing party and to the American Arbitration Association within a reasonable time after the claim, dispute or other matter in question has arisen. In no event shall a demand for arbitration be made after the date when the applicable statute of limitations would bar the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question. The decision of the arbitrators shall be final and may be enforced in any court of competent jurisdiction. The arbitrators may award reasonable fees and expenses to the prevailing party in any dispute hereunder and shall award reasonable fees and expenses in the event that the arbitrators find that the losing party acted in bad faith or with intent to harass, hinder or delay the prevailing party in the exercise of its rights in connection with the matter under dispute.

IN WITNESS WHEREOF, the Company has approved the adoption of this Plan as of the Effective Date and has caused the Plan to be executed by its duly authorized representative.

East West Bancorp, Inc.
By: /s/ Gary Teo
Name: Gary Teo
Title: EVP - Chief Human Resources Officer

Exhibit 21.1

SUBSIDIARIES OF EAST WEST BANCORP, INC.
As of December 31, 2025

Subsidiary [1]	Jurisdiction of Incorporation or Organization
East West Bank	California

(1) Subsidiaries of East West Bancorp, Inc. other than East West Bank are not listed above since, in the aggregate, they would not constitute a significant subsidiary. East West Bank is 100% owned by East West Bancorp, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements (Nos. 333-46718, 333-54538, 333-113478, 333-118677, and 333-128828) on Form S-3 and (Nos. 333-88529, 333-88527, 333-56468, 333-85330, 333-91554, 333-105292, 333-232350, 333-256597, and 333-283107) on Form S-8 of our reports dated February 27, 2026, with respect to the consolidated financial statements of East West Bancorp, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP
Los Angeles, California
February 27, 2026

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of East West Bancorp, Inc., a Delaware corporation, hereby constitutes and appoints Dominic Ng and Christopher J. Del Moral-Niles, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign one or more Annual Reports for the Company's fiscal year ended December 31, 2025 on Form 10-K under the Securities Exchange Act of 1934, as amended, or such other form as any such attorney-in-fact may deem necessary or desirable, any amendments thereto, and all additional amendments thereto, each in such form as they or any one of them may approve, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done so that such Annual Report shall comply with the Securities Exchange Act of 1934, as amended, and the applicable Rules and Regulations adopted or issued pursuant thereto, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has set his or her hand this 27th day of February, 2026.

/s/ MANUEL P. ALVAREZ
Manuel P. Alvarez

/s/ PETER BABEJ
Peter Babej

/s/ MOLLY CAMPBELL
Molly Campbell

/s/ ARCHANA DESKUS
Archana Deskus

/s/ SERGE DUMONT
Serge Dumont

/s/ MARK HUTCHINS
Mark Hutchins

/s/ PAUL H. IRVING
Paul H. Irving

/s/ SABRINA KAY
Sabrina Kay

/s/ JACK C. LIU
Jack C. Liu

/s/ LESTER M. SUSSMAN
Lester M. Sussman

Exhibit 31.1

CERTIFICATION

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
FOR THE CHIEF EXECUTIVE OFFICER

I, Dominic Ng, certify that:

1. I have reviewed this Annual Report on Form 10-K of East West Bancorp, Inc. (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ DOMINIC NG

Dominic Ng

Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002
FOR THE CHIEF FINANCIAL OFFICER

I, Christopher J. Del Moral-Niles, certify that:

1. I have reviewed this Annual Report on Form 10-K of East West Bancorp, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ CHRISTOPHER J. DEL MORAL-NILES
Christopher J. Del Moral-Niles
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of East West Bancorp, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dominic Ng, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, based on my knowledge that:

a. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

b. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2026

/s/ DOMINIC NG
Dominic Ng
Chairman and Chief Executive Officer

CERTIFICATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of East West Bancorp, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher J. Del Moral-Niles, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, based on my knowledge that:

a. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

b. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2026

/s/ CHRISTOPHER J. DEL MORAL-NILES
Christopher J. Del Moral-Niles
Executive Vice President and Chief Financial Officer

Investor Information

Transfer Agent and Registrar

Stockholders with inquiries about accounts, lost stock certificates or changes of address may contact the Computershare customer service department:

Computershare
150 Royall St., Suite 101
Canton, MA 02021

Toll-free within the U.S.: 877.254.8651
International callers: 201.680.6578
(available 24 hours a day)

Financial Information and Mailings

The company's annual reports on Form 10-K, quarterly financial results and other financial information may be obtained by writing or calling:

East West Bancorp, Inc.
Investor Relations
135 N. Los Robles Ave., 7th Floor
Pasadena, CA 91101
626.768.6000

To receive company news releases via email, please contact Investor Relations at the telephone number or address above or sign up at www.eastwestbank.com/investors.

Annual Meeting

The 2026 Annual Meeting of Stockholders will be held on May 18, 2026.

Formal notice of the meeting with a proxy card and proxy statement is being mailed to all stockholders of record as of April 1, 2026.

The proxy statement, annual report and Form 10-K are available at www.eastwestbank.com/annual-report.

Independent Registered Public Accounting Firm
KPMG LLP

Exchange
Nasdaq: EWBC

Number of Shares Outstanding as of December 31, 2025
137,578,862



Cover Art Concept

2025 was a year defined by profound purpose and connection at East West Bank. Our collective commitment to these two fundamental pillars culminated in a year of widespread recognition, with honors including “No. 1 Performing Bank” in the $50 Billion and Above asset category from *Bank Director* and “Top-Performing Bank” from *American Banker*. These accomplishments are a testament to our continuing commitment to cultivate strong relationships with our customers and make a meaningful impact for families, businesses and communities we serve worldwide.

This year’s cover art and theme—Every Connection Matters—builds on that spirit by capturing the idea that individuality contributes to a collective strength. Featuring fingerprint-inspired patterns, each distinct in size and color, the design symbolizes the differences that make up our shared world.

The interplay of colors reflects cultural richness, while the varied scales signify that every voice—large and small—adds meaning to the whole. Together, these imprints form an abstract yet unified composition, expressing resilience and shared progress.

Set against a bold backdrop, the artwork reflects East West Bank’s commitment to community and connection by merging individual stories to create a powerful collective narrative. Just as every fingerprint leaves a mark, every relationship we foster helps those we serve reach further.






EAST WEST BANK
Your financial bridge®

Corporate Headquarters

135 N. Los Robles Ave.
Pasadena, CA 91101

626.768.6000

eastwestbank.com



